   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 9, 1996

                                                REGISTRATION NO. 333-02935
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                ---------------

                         INSIGHT HEALTH SERVICES CORP.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         DELAWARE                    8071                    33-0702770
     (STATE OR OTHER          (PRIMARY STANDARD            (IRS EMPLOYER
       JURISDICTION               INDUSTRIAL               IDENTIFICATION
    OF INCORPORATION)        CLASSIFICATION CODE              NUMBER)
                                   NUMBER)

                            4440 VON KARMAN AVENUE
                                   SUITE 320
                        NEWPORT BEACH, CALIFORNIA 92660
                                (714) 476-0733
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

    THOMAS V. CROAL, EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND
                                   SECRETARY
                       4440 VON KARMAN AVENUE, SUITE 320
                        NEWPORT BEACH, CALIFORNIA 92660
                                (714) 476-0733
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                                  COPIES TO:

 HARVEY C. FLODIN, ESQ.    STEPHEN C. MORTON, ESQ.       GERALD P. MCCARTIN,
4440 VON KARMAN AVENUE,    STOREY ARMSTRONG STEGER               ESQ.
       SUITE 320                      &                   ARENT FOX KINTNER
     NEWPORT BEACH,              MARTIN, P.C.               PLOTKIN & KAHN
    CALIFORNIA 92660       1445 ROSS AVENUE, SUITE      1050 CONNECTICUT AVE.,
     (714) 476-0733                  4600                        N.W.
                             DALLAS, TEXAS 75202       WASHINGTON, D.C. 20036-
                                (214) 855-6800                   5339
                                                            (202) 857-6090

                                ---------------


  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effectiveness of this Registration Statement.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION
STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING
PURSUANT TO SECTION 8(A), MAY DETERMINE.
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                         INSIGHT HEALTH SERVICES CORP.

                       CROSS REFERENCE SHEET PURSUANT TO
                         ITEM 510(B) OF REGULATION S-K

           FORM S-4 ITEM NUMBER AND HEADING                  PROSPECTUS CAPTION
           --------------------------------                  ------------------
 A.  INFORMATION ABOUT THE TRANSACTION
  1. Forepart of Registration Statement and
      Outside Front Cover Page and Outside Front
      Cover of Prospectus.......................   Facing Page of Registration Statement;
                                                    Cross-Reference Sheet; Outside Front
                                                    Cover Page
  2. Inside Front and Outside Back Cover Pages
      of Prospectus.............................   Inside Front Cover Page; Outside Back
                                                    Cover Page
  3. Risk Factors, Ratio of Earnings to Fixed
      Charges and Other Information.............   Summary; Risk Factors
  4. Terms of the Transaction...................   Summary; Background of the Merger;
                                                    Failure of the Merger to Occur; The
                                                    Merger; Debt Restructuring and
                                                    Issuance of Preferred Stock to GE
                                                    Medical
  5. Pro Forma Financial Information............   Unaudited Pro Forma Capitalization of
                                                    InSight; Unaudited Pro Forma
                                                    Condensed Consolidated Financial
                                                    Statements
  6. Material Contracts with the Company Being
      Acquired..................................   Summary; Risk Factors; Background of
                                                    the Merger; The Merger; Debt
                                                    Restructuring and Issuance of
                                                    Preferred Stock to GE Medical;
                                                    Operation, Management and Business of
                                                    InSight After the Merger
  7. Additional Information Required for
      Reoffering by Persons and Parties Deemed     Not Applicable
      to be Underwriters........................
  8. Interests of Named Experts and Counsel.....   Not Applicable
  9. Disclosure of Commission Position on
      Indemnification for Securities Act           Not Applicable
      Liabilities...............................
 B.  INFORMATION ABOUT THE REGISTRANT
 10. Information with Respect to S-3               Not Applicable
      Registrants...............................
 11. Incorporation of Certain Information by       Not Applicable
      Reference.................................
 12. Information with Respect to S-2 or S-3
      Registrants...............................   Not Applicable
 13. Incorporation of Certain Information by       Not Applicable
      Reference.................................
 14. Information with Respect to Registrants
      Other Than S-3 or S-2 Registrants.........   Summary; Operation, Management and
                                                    Business of InSight After the Merger
 C.  INFORMATION ABOUT THE COMPANIES BEING
      ACQUIRED
 15. Information with Respect to S-3 Companies..   Not Applicable
 16. Information with Respect to S-2 or S-3
      Companies.................................   Not Applicable

           FORM S-4 ITEM NUMBER AND HEADING                 PROSPECTUS CAPTION
           --------------------------------                 ------------------
17.   Information with Respect to Companies Other
       Than S-3 or S-2 Companies................. Summary, Price Range of Common Stock;
                                                   Maxum Selected Consolidated Financial
                                                   Statements; Maxum's Management's
                                                   Discussion and Analysis of Financial
                                                   Condition and Results of Operations;
                                                   AHS Selected Consolidated Financial
                                                   Statements; AHS Management's
                                                   Discussion and Analysis of Financial
                                                   Condition and Results of Operations;
                                                   Business of Maxum; Business of AHS
D.    VOTING AND MANAGEMENT INFORMATION
18.   Information if Proxies, Consents or
       Authorizations are Solicited.............. Summary; The Merger; Management of
                                                   Maxum; Executive Compensation of
                                                   Maxum; Maxum Principal Stockholders;
                                                   Description of Capital Stock of
                                                   Maxum; Management of AHS; Executive
                                                   Compensation of AHS; AHS Principal
                                                   Stockholders; Description of Capital
                                                   Stock of AHS
19.   Information if Proxies, Consents or
       Authorizations are not to be Solicited or  Not Applicable
       in an Exchange Offer......................

                              [MAXUM LETTERHEAD]

                                                                   May   , 1996

Dear Stockholder:

  You are cordially invited to attend the special meeting (the "Special Meeting") of stockholders of Maxum Health Corp. ("Maxum") to be held on Tuesday, June 25, 1996, at Dallas Medallion, 4099 Valley View Lane
(LBJ Freeway and Midway Road), Dallas, Texas 75244, commencing at 10:00 a.m., Central Daylight Time.

  At the Special Meeting, stockholders will be asked to consider and vote upon three proposals. The first proposal seeks approval of (i) the Agreement and Plan of Merger, dated as of February 26, 1996 (the "Merger Agreement"), among Maxum, American Health Services Corp., a Delaware corporation ("AHS"), InSight Health Services Corp., a newly formed Delaware corporation ("InSight"), and two wholly-owned subsidiaries of InSight--AHSC Acquisition Company, a Delaware corporation ("AHSC Acquisition"), and MXHC Acquisition Company, a Delaware corporation ("MXHC Acquisition")--and (ii) the transactions contemplated by the Merger Agreement (the "Merger Proposal").

  Pursuant to the Merger Agreement:

  . MXHC Acquisition will merge with and into Maxum and AHSC Acquisition will merge with and into AHS (collectively, the "Merger");

  . each outstanding share of common stock, par value $.01 per share, of Maxum ("Maxum Common Stock") will be converted into the right to receive .598 of a share of common stock, par value $.001 per share, of InSight ("InSight Common Stock");

  . each outstanding share of Series B Preferred Stock, par value $.01 per share, of Maxum (the "Maxum Series B Preferred Stock"), which is contemplated to be issued immediately prior to the consummation of the Merger, will be converted into the right to receive 83.392 shares of Series A Preferred Stock, par value $.001 per share, of InSight (the "InSight Series A Preferred Stock");

  . each outstanding share of common stock, par value $.03 per share, of AHS ("AHS Common Stock") will be converted into the right to receive one-tenth of a share of InSight Common Stock;

  . each outstanding share of Series B Senior Convertible Preferred Stock, par value $.03 per share, of AHS ("AHS Series B Preferred Stock"), which is currently convertible into 100 shares of AHS Common Stock, will be converted into the right to receive 10 shares of InSight Common Stock;

  . each outstanding share of Series C Preferred Stock, par value $.03 per share, of AHS (the "AHS Series C Preferred Stock"), which is contemplated to be issued immediately prior to the consummation of the Merger, will be converted into the right to receive 1.25088 shares of InSight Series A Preferred Stock; and

  . each outstanding option, warrant or other right to purchase Maxum Common Stock and AHS Common Stock will be converted into the right to acquire, on the same terms and conditions, shares of InSight Common Stock, with the number of shares and exercise price applicable to such option, warrant or other right adjusted based on the applicable exchange ratio for the underlying Maxum Common Stock or AHS Common Stock.

  It is a condition to the consummation of the Merger that the holders of a majority of the outstanding shares of Maxum Common Stock vote in person or by proxy at the Special Meeting to approve the Merger Proposal.

  A prerequisite to the consummation of the Merger is the granting of certain financial accommodations contemplated to be provided by General Electric Company, acting through GE Medical Systems ("GE Medical"), the primary creditor of each of Maxum and AHS, and its affiliate General Electric Capital Corporation, which would result in the reduction in certain debt and operating lease obligations of Maxum and AHS in exchange for, among other things, the issuance to GE Medical immediately prior to the consummation of the Merger of Maxum Series B Preferred Stock and AHS Series C Preferred Stock. At the effective time of the Merger, such preferred stock contemplated to be issued to GE Medical will be converted into the right to receive such number of shares of InSight Series A Preferred Stock as will be convertible into InSight Common Stock representing approximately 48% of InSight Common Stock outstanding at the effective time of the Merger (after giving effect to such conversion).

  In addition, as part of the granting of certain financial accommodations contemplated to be provided by GE Medical, at the effective time of the Merger, warrants previously issued to GE Medical by Maxum to acquire 700,000 shares of Maxum Common Stock, and warrants previously issued to GE Medical by AHS to acquire 1,589,072 shares of AHS Common Stock, will be canceled. Furthermore, upon consummation of the Merger, GE Medical will have the right to receive for ten years annual payments (the "Supplemental Service Fee") under its maintenance agreements with InSight, Maxum and AHS equal to 14% of pre-tax income, subject to certain adjustments, of InSight, and further subject to proportional reductions for certain post-Merger acquisitions. InSight may terminate the Supplemental Service Fee at any time during such ten-year period by making a payment to GE Medical equal to $8 million less the discounted value of the aggregate amount of such Supplemental Service Fee (calculated at a discount rate of 15% per annum) paid through the date of such termination payment.

  The terms and conditions of the Merger Agreement are described in the accompanying Joint Proxy Statement/Prospectus. The complete text of the Merger Agreement is attached as Appendix A to the accompanying Joint Proxy Statement/Prospectus.

  The second proposal seeks approval of the InSight Health Services Corp. 1996 Employee Stock Option Plan and the InSight Health Services Corp. 1996 Directors' Stock Option Plan (collectively, the "InSight Option Plans"), under which a total of up to 882,443 shares of InSight Common Stock will be available for issuance to officers and employees of, and consultants to, InSight or any of its operating subsidiaries (including Maxum and AHS after the Merger), and to the non-employee members of the InSight Board of Directors (the "InSight Option Plans Proposal"). Copies of the InSight Option Plans are attached as Appendices E and F to the accompanying Joint Proxy Statement/Prospectus.

  The third proposal seeks ratification of the grant of certain nonqualified stock options to purchase Maxum Common Stock previously authorized by the Maxum Board of Directors to each of the directors of Maxum, none of whom are employees of Maxum (the "Maxum Option Ratification Proposal").

  After careful consideration, your Board of Directors believes that the Merger Proposal, the InSight Option Plans Proposal and the Maxum Option Ratification Proposal are fair to, and in the best interests of, Maxum and its stockholders. THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER PROPOSAL, THE INSIGHT OPTION PLANS PROPOSAL AND THE MAXUM OPTION RATIFICATION PROPOSAL AND RECOMMENDS THAT YOU VOTE IN FAVOR THEREOF AT THE SPECIAL MEETING. Each of the directors and executive officers of Maxum have indicated that they will vote all of the shares held by them FOR approval of the Merger Proposal, the InSight Option Plans Proposal and the Maxum Option Ratification Proposal.

  It is important that your shares be voted at the Special Meeting, regardless of the number of shares you hold. THEREFORE, PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY AS SOON AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. This will not prevent you from voting your shares in person if you do attend.

  We look forward to seeing you on Tuesday, June 25, 1996.

                                          Sincerely,

                                          Gaines W. Hammond, Jr., M.D.,
                                          Chairman of the Board

                              MAXUM HEALTH CORP.

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                           TO BE HELD JUNE 25, 1996

To the Stockholders of Maxum Health Corp.:

  Notice is Hereby Given that a special meeting (the "Special Meeting") of the stockholders of Maxum Health Corp., a Delaware corporation ("Maxum"), will be held on Tuesday, June 25, 1996, at Dallas Medallion, 4099 Valley View Lane (LBJ Freeway and Midway Road), Dallas, Texas 75244, commencing at 10:00 a.m., Central Daylight Time, for the following purposes:

    1. To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of February 26, 1996 (the "Merger Agreement"), among Maxum, American Health Services Corp., a Delaware corporation ("AHS"), InSight Health Services Corp., a newly formed Delaware corporation ("InSight"), and two wholly-owned subsidiaries of InSight--AHSC Acquisition Company, a Delaware corporation ("AHSC Acquisition"), and MXHC Acquisition Company, a Delaware corporation ("MXHC Acquisition")--and the transactions contemplated by the Merger Agreement (the "Merger Proposal"). Pursuant to the terms of the Merger Agreement, (i) MXHC Acquisition will merge with and into Maxum and AHSC Acquisition will merge with and into AHS (collectively, the "Merger"), (ii) each outstanding share of common stock, par value $.01 per share, of Maxum (the "Maxum Common Stock") will be converted into the right to receive .598 of a share of common stock, par value $.001 per share, of InSight (the "InSight Common Stock"), (iii) each outstanding share of Series B Preferred Stock, par value $.01 per share, of Maxum (the "Maxum Series B Preferred Stock"), which is contemplated to be issued immediately prior to the consummation of the Merger, will be converted into the right to receive 83.392 shares of Series A Preferred Stock, par value $.001 per share, of InSight (the "InSight Series A Preferred Stock"), (iv) each outstanding share of common stock, par value $.03 per share, of AHS (the "AHS Common Stock") will be converted into the right to receive one-tenth of a share of InSight Common Stock, (v) each outstanding share of Series B Senior Convertible Preferred Stock, par value $.03 per share, of AHS (the "AHS Series B Preferred Stock"), which is currently convertible into 100 shares of AHS Common Stock, will be converted into the right to receive 10 shares of InSight Common Stock, (vi) each outstanding share of Series C Preferred Stock, par value $.03 per share, of AHS (the "AHS Series C Preferred Stock"), which is contemplated to be issued immediately prior to the consummation of the Merger, will be converted into the right to receive 1.25088 shares of InSight Series A Preferred Stock, and (vii) each outstanding option, warrant or other right to purchase Maxum Common Stock and AHS Common Stock will be converted into the right to acquire, on the same terms and conditions, shares of InSight Common Stock, with the number of shares and exercise price applicable to such option, warrant or other right adjusted based on the applicable exchange ratio for the underlying Maxum Common Stock or AHS Common Stock. Accordingly, a vote in favor of the Merger Proposal will also be a vote in favor of InSight's assumption of the various stock option plans under which the options to acquire AHS Common Stock and Maxum Common Stock are currently outstanding. A copy of the Merger Agreement is attached as Appendix A to the accompanying Joint Proxy Statement/Prospectus.

    2. To consider and vote upon a proposal to approve the InSight Health Services Corp. 1996 Employee Stock Option Plan and the InSight Health Services Corp. 1996 Directors' Stock Option Plan (collectively, the "InSight Option Plans"), under which a total of up to 882,433 shares of InSight Common Stock will be available for issuance to officers and employees of, and consultants to, InSight or any of its operating subsidiaries (including AHS and Maxum after the Merger), and to the non-employee members of the InSight Board of Directors. Copies of the InSight Option Plans are attached as Appendices E and F to the accompanying Joint Proxy Statement/Prospectus.

    3. To consider and vote to ratify the grant to each of the directors of Maxum (none of whom are employees of Maxum) on August 15, 1994, of a ten-year nonqualified option to purchase 15,000 shares of Maxum Common Stock at an exercise price of $0.0625 per share.

    4. To transact such other business as may properly come before the Special Meeting or any adjournment thereof.

  Only stockholders of record at the close of business on May 7, 1996, will be entitled to notice of and to vote at the Special Meeting or any adjournment thereof.

  YOUR VOTE IS IMPORTANT. PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY AS SOON AS POSSIBLE, WHETHER OR NOT YOU PLAN TO BE PRESENT AT THE SPECIAL MEETING. A return envelope is enclosed for your convenience and requires no postage for mailing in the United States. Proxies are revocable at any time prior to the time they are voted, and stockholders who are present at the meeting may withdraw their proxies and vote in person if they so desire.

                                          By Order of the Board of Directors

                                          Gaines W. Hammond, Jr., M.D.,
                                          Chairman of the Board

May  , 1996

                               [AHS LETTERHEAD]

                                                                    May  , 1996

Dear Stockholder:

  You are cordially invited to attend the special meeting (the "Special Meeting") of stockholders of American Health Services Corp., a Delaware corporation ("AHS"), to be held on Tuesday, June 25, 1996, at The Sutton Place Hotel, 4500 MacArthur Boulevard, Newport Beach, California 92660, commencing at 10:00 a.m., Pacific Daylight Time.

  At the Special Meeting, you will be asked to consider and vote upon three proposals. The first proposal seeks approval of (i) the Agreement and Plan of Merger, dated as of February 26, 1996 (the "Merger Agreement"), among AHS, Maxum Health Corp., a Delaware corporation ("Maxum"), InSight Health Services Corp., a newly formed Delaware corporation ("InSight"), and two wholly-owned subsidiaries of InSight--AHSC Acquisition Company, a Delaware corporation ("AHSC Acquisition"), and MXHC Acquisition Company, a Delaware corporation ("MXHC Acquisition")--and (ii) the transactions contemplated by the Merger Agreement (the "Merger Proposal").

  Pursuant to the Merger Agreement:

  . AHSC Acquisition will merge with and into AHS and MXHC Acquisition will merge with and into Maxum (collectively, the "Merger");

  . each outstanding share of common stock, par value $.03 per share, of AHS ("AHS Common Stock") will be converted into the right to receive one-tenth of a share of common stock, par value $.001 per share, of InSight ("InSight Common Stock");

  . each outstanding share of Series B Senior Convertible Preferred Stock, par value $.03 per share, of AHS ("AHS Series B Preferred Stock"), which is currently convertible into 100 shares of AHS Common Stock, will be converted into the right to receive 10 shares of InSight Common Stock;

  . each outstanding share of Series C Preferred Stock, par value $.03 per share, of AHS (the "AHS Series C Preferred Stock"), which is contemplated to be issued immediately prior to the consummation of the Merger, will be converted into the right to receive 1.25088 shares of Series A Preferred Stock, par value $.001 per share, of InSight ("InSight Series A Preferred Stock");

  . each outstanding share of common stock, par value $.01 per share, of Maxum ("Maxum Common Stock") will be converted into the right to receive .598 of a share of InSight Common Stock;

  . each outstanding share of Series B Preferred Stock, par value $.01 per share, of Maxum (the "Maxum Series B Preferred Stock"), which is contemplated to be issued immediately prior to the consummation of the Merger, will be converted into the right to receive 83.392 shares of InSight Series A Preferred Stock; and

  . each outstanding option, warrant or other right to purchase AHS Common Stock and Maxum Common Stock will be converted into the right to acquire, on the same terms and conditions, shares of InSight Common Stock, with the number of shares and exercise price applicable to such option, warrant or other right adjusted based on the applicable exchange ratio for the underlying AHS Common Stock or Maxum Common Stock.

  It is a condition to consummation of the Merger that the holders of a majority of the outstanding shares of each of AHS Common Stock and AHS Series B Preferred Stock, each voting as a separate class, vote in person or by proxy at the Special Meeting to approve the Merger Proposal. The holders of AHS Series B Preferred Stock have agreed to vote in favor of the Merger Proposal.

  A prerequisite to the consummation of the Merger is the granting of certain financial accommodations contemplated to be provided by General Electric Company, acting through GE Medical Systems ("GE Medical"), the primary creditor of each of AHS and Maxum, and its affiliate General Electric Capital Corporation, which would result in the reduction in certain debt and operating lease obligations of AHS and Maxum in exchange for, among other things, the issuance to GE Medical immediately prior to the consummation of the Merger of AHS Series C Preferred Stock and Maxum Series B Preferred Stock. At the effective time of the Merger, such preferred stock contemplated to be issued to GE Medical will be converted into the right to receive such number of shares of InSight Series A Preferred Stock as will be convertible into InSight Common Stock representing approximately 48% of InSight Common Stock outstanding at the effective time of the Merger (after giving effect to such conversion).

  In addition, as part of the granting of certain financial accommodations contemplated to be provided by GE Medical, at the effective time of the Merger, warrants previously issued to GE Medical by AHS to acquire 1,589,072 shares of AHS Common Stock, and warrants previously issued to GE Medical by Maxum to acquire 700,000 shares of Maxum Common Stock, will be canceled. Furthermore, upon consummation of the Merger, GE Medical will have the right to receive for ten years annual payments (the "Supplemental Service Fee") under its maintenance agreements with InSight, AHS and Maxum equal to 14% of pre-tax income, subject to certain adjustments of InSight, and further subject to proportional reductions for certain post-Merger acquisitions. InSight may terminate the Supplemental Service Fee at any time during such ten-year period by making a payment to GE Medical equal to $8 million less the discounted value of the aggregate amount of such Supplemental Service Fee (calculated at a discount rate of 15% per annum) paid through the date of such termination payment.

  The terms and conditions of the Merger Agreement are described in the accompanying Joint Proxy Statement/Prospectus. The complete text of the Merger Agreement is attached as Appendix A to the accompanying Joint Proxy Statement/Prospectus.

  The second proposal seeks approval of the InSight Health Services Corp. 1996 Employee Stock Option Plan and the InSight Health Services Corp. 1996 Directors' Stock Option Plan (collectively, the "InSight Option Plans"), under which a total of up to 882,433 shares of InSight Common Stock will be available for issuance to officers and employees of, and consultants to, InSight or any of its operating subsidiaries (including AHS and Maxum after the Merger), and to the non-employee members of the InSight Board of Directors (the "InSight Option Plans Proposal"). Copies of the InSight Option Plans are attached as Appendices E and F to the accompanying Joint Proxy Statement/Prospectus.

  The third proposal seeks approval of certain amendments to the existing AHS stock option and incentive plans which would ensure that the options held by three AHS executive officers and one AHS director who will serve InSight in similar capacities, and options held by the four AHS non-employee directors who will resign from the AHS Board of Directors as a condition to and upon consummation of the Merger, will not terminate as a result of any deemed or actual termination of employment or service in connection with the Merger (the "AHS Plan Amendment Proposal"). Copies of the proposed amendments to the AHS stock option and incentive plans are attached as Appendix G to the accompanying Joint Proxy Statement/Prospectus.

  After careful consideration, your Board of Directors believes that the Merger Proposal, the InSight Option Plans Proposal and the AHS Plan Amendment Proposal are fair to, and in the best interests of, AHS and its stockholders. THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER PROPOSAL, THE INSIGHT OPTION PLANS PROPOSAL AND THE AHS PLAN AMENDMENT PROPOSAL AND RECOMMENDS THAT YOU VOTE IN FAVOR THEREOF AT THE SPECIAL MEETING. Each of the directors and executive officers of AHS has indicated that he will vote all of the shares held therein FOR approval of the Merger Proposal, the InSight Option Plans Proposal and the AHS Plan Amendment Proposal.

  It is important that your shares be voted at the Special Meeting, regardless of the number of shares you hold. THEREFORE, PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY AS SOON AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. This will not prevent you from voting your shares in person if you do attend.

  We look forward to seeing you on Tuesday, June 25, 1996.

                                          Sincerely,

                                          E. Larry Atkins,
                                          President and Chief Executive
                                           Officer

                        AMERICAN HEALTH SERVICES CORP.

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                           TO BE HELD JUNE 25, 1996

To the Stockholders of American Health Services Corp.:

  NOTICE IS HEREBY GIVEN that a special meeting (the "Special Meeting") of the stockholders of American Health Services Corp., a Delaware corporation ("AHS"), will be held on Tuesday, June 25, 1996, at The Sutton Place Hotel, 4500 MacArthur Boulevard, Newport Beach, California 92660, commencing at 10:00 a.m., Pacific Daylight Time, for the following purposes:

    1. To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of February 26, 1996 (the "Merger Agreement"), among AHS and Maxum Health Corp., a Delaware corporation ("Maxum"), InSight Health Services Corp., a newly formed Delaware corporation ("InSight"), and two wholly-owned subsidiaries of InSight--AHSC Acquisition Company, a Delaware corporation ("AHSC Acquisition"), and MXHC Acquisition Company, a Delaware corporation ("MXHC Acquisition")--and the transactions contemplated by the Merger Agreement (the "Merger Proposal"). Pursuant to the terms of the Merger Agreement, (i) AHSC Acquisition will merge with and into AHS and MXHC Acquisition will merge with and into Maxum (collectively, the "Merger"), (ii) each outstanding share of common stock, par value $.03 per share, of AHS ("AHS Common Stock") will be converted into the right to receive one-tenth of a share of common stock, par value $.001 per share, of InSight ("InSight Common Stock"), (iii) each outstanding share of Series B Senior Convertible Preferred Stock, par value $.03 per share, of AHS ("AHS Series B Preferred Stock"), which is currently convertible into 100 shares of AHS Common Stock, will be converted into the right to receive 10 shares of InSight Common Stock, (iv) each outstanding share of Series C Preferred Stock, par value $.03 per share, of AHS (the "AHS Series C Preferred Stock"), which is contemplated to be issued immediately prior to the consummation of the Merger, will be converted into the right to receive
  1.25088 shares of Series A Preferred Stock, par value $.001 per share, of InSight (the "InSight Series A Preferred Stock"), (v) each outstanding share of common stock, par value $.01 per share, of Maxum ("Maxum Common Stock") will be converted into the right to receive .598 of a share of InSight Common Stock, (vi) each outstanding share of Series B Preferred Stock, par value $.01 per share, of Maxum (the "Maxum Series B Preferred Stock"), which is contemplated to be issued immediately prior to the consummation of the Merger, will be converted into the right to receive
  83.392 shares of InSight Series A Preferred Stock, and (vii) each outstanding option, warrant or other right to purchase AHS Common Stock and Maxum Common Stock will be converted into the right to acquire, on the same terms and conditions, shares of InSight Common Stock, with the number of shares and exercise price applicable to such option, warrant or other right adjusted based on the applicable exchange ratio for the underlying AHS Common Stock or Maxum Common Stock. Accordingly, a vote in favor of the Merger Proposal will also be a vote in favor of InSight's assumption of the various stock option plans under which the options to acquire Maxum Common Stock and AHS Common Stock are currently outstanding. A copy of the Merger Agreement is attached as Appendix A to the accompanying Joint Proxy Statement/Prospectus.

    2. To consider and vote upon a proposal to approve the InSight Health Services Corp. 1996 Employee Stock Option Plan and the InSight Health Services Corp. 1996 Directors' Stock Option Plan (collectively, the "InSight Option Plans"), under which a total of up to 882,433 shares of InSight Common Stock will be available for issuance to officers and employees of, and consultants to, InSight or any of its operating subsidiaries (including AHS and Maxum after the Merger), and to the non-employee members of the InSight Board of Directors. Copies of the InSight Option Plans are attached as Appendices E and F to the accompanying Joint Proxy Statement/Prospectus.

    3. To consider and vote upon a proposal to approve amendments to the four existing AHS stock option and incentive plans which would ensure that the stock options held by three AHS executive officers and one AHS director who will serve InSight in similar capacities, and options held by the four AHS non-employee directors who will resign from the AHS Board as a condition to and upon consummation of the Merger, will not terminate as a result of any deemed or actual termination of employment or service in connection with the Merger. Copies of the proposed amendments to the AHS stock option and incentive plans are attached as Appendix G to the accompanying Joint Proxy Statement/Prospectus.

    4. To transact such other business as may properly come before the Special Meeting or any adjournment thereof.

  Only stockholders of record at the close of business on May 7, 1996, will be entitled to notice of and to vote at the Special Meeting or any adjournment thereof.

  YOUR VOTE IS IMPORTANT. PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY AS SOON AS POSSIBLE, WHETHER OR NOT YOU PLAN TO BE PRESENT AT THE SPECIAL MEETING. A RETURN ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE AND REQUIRES NO POSTAGE FOR MAILING IN THE UNITED STATES. PROXIES ARE REVOCABLE AT ANY TIME PRIOR TO THE TIME THEY ARE VOTED, AND STOCKHOLDERS WHO ARE PRESENT AT THE MEETING MAY WITHDRAW THEIR PROXIES AND VOTE IN PERSON IF THEY SO DESIRE.

                                          By Order of the Board of Directors

May  , 1996                               Thomas V. Croal, Secretary

PRELIMINARY COPY

                              MAXUM HEALTH CORP.

                        AMERICAN HEALTH SERVICES CORP.

                               ----------------

                             JOINT PROXY STATEMENT

                                      FOR

                       SPECIAL MEETINGS OF STOCKHOLDERS
                           TO BE HELD JUNE 25, 1996

                               ----------------

                         INSIGHT HEALTH SERVICES CORP.

                                  PROSPECTUS

                               ----------------

  This Joint Proxy Statement/Prospectus is provided in connection with the solicitation by (i) the Board of Directors of Maxum Health Corp., a Delaware corporation ("Maxum"), of proxies from holders of shares of common stock, par value $.01 per share, of Maxum ("Maxum Common Stock") for use at the special meeting of Maxum stockholders to be held on Tuesday, June 25, 1996 and at any adjournment thereof (the "Maxum Special Meeting") and (ii) the Board of Directors of American Health Services Corp., a Delaware corporation ("AHS"), of proxies from holders of shares of common stock, par value $.03 per share, of AHS ("AHS Common Stock") for use at the special meeting of AHS stockholders to be held on Tuesday, June 25, 1996 and at any adjournment thereof (the "AHS Special Meeting").

  The Joint Proxy Statement/Prospectus relates to the transactions contemplated by the Agreement and Plan of Merger, dated as of February 26, 1996 (the "Merger Agreement"), by and among InSight Health Services Corp., a newly formed Delaware corporation ("InSight"), Maxum, AHS and two wholly-owned subsidiaries of InSight--MXHC Acquisition Company, a Delaware corporation ("MXHC Acquisition"), and AHSC Acquisition Company, a Delaware corporation ("AHSC Acquisition"). The Merger Agreement provides for the mergers (collectively, the "Merger") of (i) MXHC Acquisition with and into Maxum and
(ii) AHSC Acquisition with and into AHS. The proposal to approve the Merger Agreement, and the transactions contemplated thereby, is referred to herein as the "Merger Proposal."

  This Joint Proxy Statement/Prospectus is a prospectus under the Securities Act of 1933, as amended (the "Securities Act"), for the issuance of the shares of common stock, par value $.001 per share, of InSight ("InSight Common Stock") into which shares of Maxum Common Stock, AHS Common Stock and AHS Series B Preferred Stock will be converted upon consummation of the Merger. Application has been made to list InSight Common Stock on the Nasdaq SmallCap Market. There can be no assurance, however, that InSight Common Stock will be accepted for listing on the Nasdaq SmallCap Market. If not, it is anticipated after consummation of the Merger that InSight Common Stock will be quoted on the OTC Bulletin Board.

  If the Merger Proposal is approved by the stockholders of Maxum at the Maxum Special Meeting and by the stockholders of AHS at the AHS Special Meeting, and if the other conditions specified in the Merger Agreement are satisfied or waived, each of Maxum and AHS (individually, a "Company" and together, the "Companies") will become a wholly-owned subsidiary of InSight, each outstanding share of Maxum Common Stock will be converted into the right to receive .598 of a share of InSight Common Stock, each outstanding share of AHS Common Stock will be converted into the right to receive one-tenth of a share of InSight Common Stock and each outstanding share of Series B Senior Convertible Preferred Stock, par value $.03 per share, of AHS ("AHS Series B Preferred Stock") will be converted into the right to receive 10 shares of InSight Common Stock. Cash, without interest, will be paid in lieu of the issuance of fractional shares of InSight Common Stock, rounded to the nearest cent, equal to the product of such fraction multiplied by the value of a share of InSight Common Stock as determined by the InSight Board of Directors (the "InSight Board"). For this purpose, the InSight Board will value each share of InSight Common Stock by using the quotient of (i) the sum of (a) the number of shares of Maxum Common Stock outstanding immediately prior to the Merger multiplied by the average closing bid quotation on the OTC Bulletin Board for Maxum Common Stock for the last ten trading days immediately preceding the Merger, plus (b) the number of shares of AHS Common Stock outstanding immediately prior to the Merger multiplied by the average closing bid quotation on the OTC Bulletin Board for AHS Common Stock for the last ten trading days immediately preceding the Merger, divided by (ii) the number of shares of InSight Common Stock issued in respect of shares of Maxum Common Stock and AHS Common Stock. Moreover, each outstanding option, warrant or other right to purchase Maxum Common Stock or AHS Common Stock will be converted into the right to acquire, on the same terms and conditions, shares of InSight Common Stock, with the number of shares and exercise price applicable to such option, warrant or other right adjusted based on the applicable exchange ratio for the underlying Maxum Common Stock or AHS Common Stock. In connection with such adjustments, InSight will also assume the outstanding obligations of Maxum and AHS under the various plans or agreements under which those options, warrants or other rights are currently outstanding.

  As a condition precedent to the Merger and in exchange for the financial accommodations described below that are contemplated to be provided by General Electric Company, acting through GE Medical Systems ("GE Medical"), the primary creditor of each of AHS and Maxum, and its affiliate General Electric Capital Corporation (referred to herein, together with GE Medical, as the "GE Parties"), (i) Maxum will issue to GE Medical 15,000 shares of Series B Preferred Stock, par value $.01 per share, of Maxum (the "Maxum Series B Preferred Stock") and (ii) AHS will issue to GE Medical 1,000,000 shares of Series C Preferred Stock, par value $.03 per share, of AHS (the "AHS Series C Preferred Stock"). Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), (i) the Maxum Series B Preferred Stock will be converted, at a ratio of 83.392 shares of Series A Preferred Stock, par value $.001 per share, of InSight (the "InSight Series A Preferred Stock"), to one share of Maxum Series B Preferred Stock, into the right to receive 1,250,880 shares of InSight Series A Preferred Stock and (ii) the AHS Series C Preferred Stock will be converted, at a ratio of 1.25088 shares of InSight Series A Preferred Stock to one share of AHS Series C Preferred Stock, into the right to receive 1,250,880 shares of InSight Series A Preferred Stock. At the Effective Time, such InSight Series A Preferred Stock to be received by GE Medical in the Merger will constitute all of the issued and outstanding shares of preferred stock of InSight as of such date and will be convertible into InSight Common Stock representing approximately 48% of InSight Common Stock outstanding at the Effective Time (after giving effect to such conversion). The approximate percentage interests of InSight Common Stock to be held by former Maxum stockholders and former AHS stockholders at the Effective Time, assuming no conversion by GE Medical of its InSight Series A Preferred Stock into InSight Common Stock, will be 50.2% and 49.8%, respectively. The approximate percentage interests of InSight Common Stock to be held by former Maxum stockholders, former AHS stockholders and GE Medical as of the Effective Time, assuming the conversion by GE Medical of its InSight Series A Preferred Stock into InSight Common Stock, will be 26.1%, 25.9% and 48%, respectively.

  The financial accommodations contemplated to be provided by the GE Parties include (a) with respect to AHS, a reduction of the outstanding principal amount of a term loan by approximately $6.2 million, an aggregate reduction in required annual lease payments by approximately $814,000 and the release of certain deferred obligations in the aggregate outstanding principal amount of approximately $4.5 million, and (b) with respect to Maxum, an aggregate reduction of the outstanding principal amount of certain indebtedness by approximately $9.0 million and an aggregate reduction in required lease payments over the terms of the leases by approximately $1.3 million.

  In addition, as part of the granting of the financial accommodations contemplated to be provided by GE Medical, at the Effective Time, warrants previously issued to GE Medical by Maxum to acquire 700,000 shares of Maxum Common Stock, and warrants previously issued to GE Medical by AHS to acquire 1,589,072 shares of AHS Common Stock, will be canceled. Furthermore, GE Medical will have the right to receive for ten years annual payments (the "Supplemental Service Fee") under its maintenance agreements with InSight, Maxum and

AHS equal to 14% of pre-tax income, subject to certain adjustments, of InSight, and further subject to proportional reductions for certain post-Merger acquisitions. InSight may terminate the Supplemental Service Fee at any time during such ten-year period by making a payment to GE Medical equal to $8 million less the discounted value of the Supplemental Service Fee (calculated at a discount rate of 15% per annum) paid through the date of such termination payment. See "Debt Restructuring and Issuance of Preferred Stock to GE Medical."

  This Joint Proxy Statement/Prospectus is being provided in connection with the solicitation by (i) the Board of Directors of Maxum (the "Maxum Board") of proxies from holders of the outstanding Maxum Common Stock for use at the Maxum Special Meeting on proposals to (a) approve the Merger Proposal, (b) approve the InSight Health Services Corp. 1996 Employee Stock Option Plan and the InSight Health Services Corp. 1996 Directors' Stock Option Plan (the "InSight Option Plans Proposal") and (c) ratify the grant to the directors of Maxum of nonqualified options to purchase Maxum Common Stock (the "Maxum Option Ratification Proposal"), and (ii) the Board of Directors of AHS (the "AHS Board") of proxies from the holders of the outstanding AHS Common Stock to vote at the AHS Special Meeting on proposals to (a) approve the Merger Proposal, (b) approve the InSight Option Plans Proposal and (c) approve certain amendments to the four existing AHS stock option and incentive plans (the "AHS Plan Amendment Proposal").

  Maxum Common Stock and AHS Common Stock each trade over the counter on the OTC Bulletin Board. On February 26, 1996, the last trading day before the public announcement of the execution and delivery of the Merger Agreement, the closing bid quotation on the OTC Bulletin Board for Maxum Common Stock was $1.125 per share and for AHS Common Stock was $0.50 per share. On May 6, 1996, the closing bid quotation for Maxum Common Stock was $2.88 per share and for AHS Common Stock was $.84 per share. Stockholders are encouraged to obtain current quotations for the market prices of Maxum Common Stock and AHS Common Stock before voting on the Merger Proposal.

  The approximate date of mailing of this Joint Proxy Statement/Prospectus and the accompanying proxy is May 13, 1996.

                               ----------------

  FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED WHEN EVALUATING THE TRANSACTIONS CONTEMPLATED BY THIS JOINT PROXY
STATEMENT/PROSPECTUS, SEE "RISK FACTORS."

                               ----------------

  NEITHER THE MERGER NOR THE SECURITIES TO BE ISSUED IN THE MERGER HAVE BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

       The date of this Joint Proxy Statement/Prospectus is May  , 1996.

                               TABLE OF CONTENTS

AVAILABLE INFORMATION.......................................................   8
SUMMARY.....................................................................   9
  General...................................................................   9
  InSight Health Services Corp..............................................   9
  The Companies.............................................................   9
  MXHC Acquisition Company..................................................  10
  AHSC Acquisition Company..................................................  10
  Terms of the Merger.......................................................  10
  Management Following the Merger...........................................  12
  Interests of Certain Persons in the Merger................................  13
  Potential Adverse Consequences to Stockholders............................  15
  Closing and Effective Time of the Merger..................................  15
  Operation of InSight After the Merger.....................................  15
  Reasons for the Merger....................................................  15
  Effect on Derivative Securities...........................................  16
  Recommendation of the Boards of Directors.................................  17
  Opinions of Financial Advisors............................................  17
  Meetings of the Stockholders..............................................  18
  Record Date and Vote Required.............................................  19
  Exchange of Stock Certificates............................................  20
  Government and Regulatory Approvals.......................................  20
  Federal Income Tax Considerations.........................................  20
  Accounting Treatment......................................................  20
  Dissenters' Rights of Appraisal...........................................  21
  Common Stock Market Prices and Per Share Data.............................  21
  Listing of InSight Common Stock...........................................  23
  GE Medical Financial Transactions.........................................  23
UNAUDITED SUMMARY PRO FORMA SELECTED FINANCIAL DATA OF INSIGHT..............  25
SUMMARY FINANCIAL DATA......................................................  26
RISK FACTORS................................................................  28
THE MAXUM STOCKHOLDER MEETING...............................................  36
  Time, Date and Place of Maxum Meeting.....................................  36
  Business to be Conducted at the Maxum Meeting.............................  36
  Proxies: Voting and Revocation............................................  36
  Proxy Solicitation........................................................  37
  Vote Required.............................................................  37
  Other Matters.............................................................  37
THE AHS STOCKHOLDER MEETING.................................................  38
  Time, Date and Place of AHS Meeting.......................................  38
  Business to be Conducted at the AHS Meeting...............................  38
  Proxies: Voting and Revocation............................................  38
  Proxy Solicitation........................................................  38
  Vote Required.............................................................  38
  Other Matters.............................................................  39
BACKGROUND OF THE MERGER....................................................  40
  General...................................................................  40
  Events Leading to the Merger..............................................  40
  Maxum's Reasons for the Merger and Board of Directors' Recommendation.....  42
  Opinion of PFS............................................................  43
  AHS Reasons for the Merger and Board of Directors' Recommendation.........  48

  Opinion of Shattuck Hammond.............................................  49
FAILURE OF MERGER TO OCCUR................................................  55
THE MERGER................................................................  56
  Closing and Effective Time of the Merger................................  56
  Conditions of the Merger Agreement......................................  56
  Termination of the Merger Agreement.....................................  57
  Sharing and Reimbursement of Expenses...................................  58
  Interests of Certain Persons in the Merger..............................  58
  Stockholder Approvals...................................................  61
  Rights of Security Holders..............................................  62
  Governmental and Regulatory Approvals...................................  66
  Federal Income Tax Considerations.......................................  67
  Accounting Treatment....................................................  69
  Dissenters' Rights of Appraisal under DGCL..............................  69
  Effects of the Merger...................................................  72
  Assumption of Existing Stock Options and Warrants.......................  73
  Federal Income Tax Consequences with Respect to Stock Options...........  75
  Termination of Maxum Stock Purchase Plan................................  76
  Exchange of Stock Certificates..........................................  77
  Payment in Lieu of Fractional Shares....................................  77
  Resales of InSight Common Stock and Registration Rights.................  78
DEBT RESTRUCTURING AND ISSUANCE OF PREFERRED STOCK TO GE MEDICAL..........  78
  Financial Accommodations to Maxum and the Maxum Subsidiaries............  79
  Financial Accommodations to AHS.........................................  79
  Warrants of GE Medical..................................................  80
  Conditions Subsequent...................................................  80
  Covenants of InSight....................................................  81
  Events of Default and Remedies..........................................  81
  Master Service Agreement Addendum.......................................  81
  Payment of GE Medical Legal Fees........................................  82
OPERATION, MANAGEMENT AND BUSINESS OF INSIGHT AFTER THE MERGER............  82
  Business of InSight.....................................................  82
  Management of InSight...................................................  83
  InSight Principal Stockholders..........................................  84
  Description of Capital Stock of InSight.................................  86
  Listing of InSight Common Stock.........................................  89
  Transfer Agent..........................................................  89
PRICE RANGE OF COMMON STOCK...............................................  90
  Market for Maxum Common Stock and Related Stockholder Matters...........  90
  Market for AHS Common Stock and Related Stockholder Matters.............  90
UNAUDITED PRO FORMA CAPITALIZATION OF INSIGHT.............................  91
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS...........  92
MAXUM SELECTED CONSOLIDATED FINANCIAL DATA................................ 102
MAXUM'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS.................................................... 103
  Prior Restructure of Operations and Financial Obligations............... 103
  Acquisitions............................................................ 103
  Financial Condition, Liquidity and Capital Resources.................... 104
  Pending Merger.......................................................... 105
  Results of Operations................................................... 106
  Termination of Management Contract...................................... 109
  Inflation............................................................... 109

AHS SELECTED CONSOLIDATED FINANCIAL DATA.................................. 110
AHS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS.................................................... 111
  Results of Operations................................................... 111
  Financial Condition, Liquidity and Capital Resources.................... 113
BUSINESS OF MAXUM......................................................... 116
  Services................................................................ 116
  General Development of Business......................................... 116
  Ownership Structure..................................................... 116
  Customers and Fees...................................................... 117
  Reimbursement........................................................... 117
  Strategy and Marketing.................................................. 118
  Competition............................................................. 119
  Government Regulation................................................... 120
  Human Resources......................................................... 120
  Insurance............................................................... 120
  Properties.............................................................. 121
  Legal Proceedings....................................................... 121
MANAGEMENT OF MAXUM....................................................... 122
  Directors and Executive Officers........................................ 122
  Board of Directors...................................................... 122
  Executive Officers...................................................... 123
  Compensation Committee Interlocks and Insider Participation............. 123
  Compensation of Directors............................................... 124
  Certain Transactions.................................................... 124
EXECUTIVE COMPENSATION OF MAXUM........................................... 126
  Summary Compensation Table.............................................. 126
  Option Grants in the Last Fiscal Year................................... 127
  Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Op-
   tion Values............................................................ 127
  Indemnification Agreements.............................................. 127
  Employment Contracts and Terminations of Employment and Change-in-Con-
   trol Arrangements...................................................... 127
MAXUM PRINCIPAL STOCKHOLDERS.............................................. 129
DESCRIPTION OF CAPITAL STOCK OF MAXUM..................................... 130
  Common Stock............................................................ 130
  Preferred Stock......................................................... 130
  Preferred Stock Contemplated to be Issued to GE Medical................. 130
  Warrant................................................................. 130
  Antitakeover Provisions................................................. 131
  Transfer Agent and Registrar............................................ 131
BUSINESS OF AHS........................................................... 131
  Description of Business................................................. 131
  Imaging and Treatment Center Profile.................................... 132
  Centers in Operation.................................................... 133
  Diagnostic Imaging Technology........................................... 133
  Government Regulation................................................... 135
  Managed Care............................................................ 137
  Liability Insurance..................................................... 137
  Competition............................................................. 137
  Supply of Diagnostic Imaging and Gamma Knife Systems.................... 137
  Financing of Diagnostic Imaging and Gamma Knife Systems................. 138
  New Technology and Possible Obsolescence................................ 139
  Employees............................................................... 139

  Properties............................................................... 139
  Legal Proceedings........................................................ 139
MANAGEMENT OF AHS.......................................................... 140
  Directors and Executive Officers......................................... 140
  Board of Directors....................................................... 141
  Executive Officers....................................................... 142
  Compensation Committee Interlocks and Insider Participation.............. 142
  Audit Committee.......................................................... 142
  Compensation of Directors................................................ 143
  Certain Transactions..................................................... 143
EXECUTIVE COMPENSATION OF AHS.............................................. 145
  Option Grants in the Last Fiscal Year.................................... 145
  Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Op-
   tion Values............................................................. 146
  Indemnification Agreements............................................... 146
  Employment Agreements and Severance Arrangements......................... 146
AHS PRINCIPAL STOCKHOLDERS................................................. 147
DESCRIPTION OF CAPITAL STOCK OF AHS........................................ 149
  Common Stock............................................................. 149
  Preferred Stock.......................................................... 149
  Warrants................................................................. 150
  Preferred Stock Contemplated to be Issued to GE Medical.................. 151
PROPOSAL NO. 2 APPROVAL OF THE INSIGHT OPTION PLANS PROPOSAL............... 151
  Employee Stock Option Plan............................................... 151
  Directors' Stock Option Plan............................................. 153
  Federal Income Tax Consequences.......................................... 154
  Accounting Treatment..................................................... 155
  Stockholder Approval and Board Recommendation............................ 155
MAXUM PROPOSAL NO. 3 APPROVAL OF MAXUM OPTION RATIFICATION PROPOSAL........ 156
  Background............................................................... 156
  Persons Benefitting...................................................... 156
  Other Terms of the Options............................................... 156
  Tax and Accounting Features.............................................. 156
  Board Recommendation..................................................... 157
AHS PROPOSAL NO. 3 APPROVAL OF AHS PLAN AMENDMENT PROPOSAL................. 157
FUTURE STOCKHOLDER PROPOSALS............................................... 158
EXPERTS.................................................................... 159
LEGAL MATTERS.............................................................. 159
APPENDICES:
  A.Agreement and Plan of Merger (excluding exhibits)...................... A-1
  B.Opinion of Principal Financial Securities, Inc......................... B-1
  C.Opinion of Shattuck Hammond Partners, Inc.............................. C-1
  D.Delaware General Corporation Law--Section 262.......................... D-1
  E.InSight 1996 Employee Stock Option Plan................................ E-1
  F.InSight 1996 Directors' Stock Option Plan.............................. F-1
  G.Amendments to AHS Plans................................................ G-1
  H. Audited Consolidated Financial Statements of Maxum at December 31,
     1995 and 1994, and for each of the Three Years Ended December 31, 1995 and Financial Statements of Business Acquired at March 31, 1995 (unau-
     dited) and December 31, 1994, and for the Three Months Ended March 31,
     1995 (unaudited) and for the Year Ended December 31, 1994............. H-1
  I. Audited Consolidated Financial Statements of AHS at December 31, 1995
     and 1994, and for each of the Three Years Ended December 31, 1995..... I-1
  J. Audited Balance Sheet of InSight at May 7, 1996....................... J-1

                             AVAILABLE INFORMATION

  Each of Maxum and AHS are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and must in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Reports, proxy statements and other information filed by Maxum and AHS can be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the regional offices of the SEC located at 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036; 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, Suite 1300, New York, New York 10048.

  InSight has filed a registration statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with the SEC covering the InSight Common Stock to be issued pursuant to the Merger Agreement. As permitted by the rules and regulations of the SEC, this Joint Proxy Statement/Prospectus does not contain all information set forth in the Registration Statement and exhibits thereto. For further information, please refer to the Registration Statement, including the exhibits thereto, all of which are available for inspection and copying as set forth above. Statements contained in this Joint Proxy Statement/Prospectus relating to the contents of any contract or other document referred to herein are not necessarily complete, and reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

                                     * * *

  All information in this Joint Proxy Statement/Prospectus concerning Maxum and its affiliates has been furnished by Maxum; all information in this Joint Proxy Statement/Prospectus concerning AHS and its affiliates has been furnished by AHS; and all information in this Joint Proxy Statement/Prospectus concerning InSight, MXHC Acquisition and AHSC Acquisition has been furnished by InSight.

  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO EXCHANGE OR SELL, OR A SOLICITATION OF AN OFFER TO EXCHANGE OR PURCHASE, THE SECURITIES OFFERED HEREBY, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SHARES OF INSIGHT COMMON STOCK MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE INFORMATION SET FORTH HEREIN OR THE AFFAIRS OF INSIGHT, MAXUM, AHS, MXHC ACQUISITION OR AHSC ACQUISITION SINCE THE DATE HEREOF.

                                    SUMMARY

  The following is a summary of certain information contained elsewhere in this Joint Proxy Statement/Prospectus. Reference is made to, and this Summary is qualified in its entirety by, the more detailed information contained in this Joint Proxy Statement/Prospectus and the Appendices hereto.

GENERAL

  This Joint Proxy Statement/Prospectus is provided to stockholders of Maxum Health Corp., a Delaware corporation ("Maxum"), and American Health Services Corp., a Delaware corporation ("AHS" and together with Maxum, the "Companies", and individually, a "Company"), in connection with the solicitation of proxies by the Board of Directors of Maxum (the "Maxum Board") and the Board of Directors of AHS (the "AHS Board") for use at the special meeting of stockholders of Maxum (the "Maxum Special Meeting") and the special meeting of stockholders of AHS (the "AHS Special Meeting"), respectively, each of which will be held on Tuesday, June 25, 1996 (collectively, the "Special Meetings"). At the Special Meetings, stockholders of each of the Companies will consider and vote on a proposal to approve the Agreement and Plan of Merger, dated as of February 26, 1996 (the "Merger Agreement"), by and among InSight Health Services Corp., a newly formed Delaware corporation ("InSight"), AHS, Maxum and two wholly-owned subsidiaries of InSight--MXHC Acquisition Company, a Delaware corporation ("MXHC Acquisition"), and AHSC Acquisition Company, a Delaware corporation ("AHSC Acquisition")--and the transactions contemplated by the Merger Agreement. Pursuant to the Merger Agreement, MXHC Acquisition will merge with and into Maxum and AHSC Acquisition will merge with and into AHS (collectively, the "Merger"). The proposal to approve the Merger Agreement and the transactions contemplated thereby is referred to herein as the "Merger Proposal." At the Special Meetings, the stockholders of each of the Companies will also consider and vote on a proposal to approve the InSight Health Services Corp. 1996 Employee Stock Option Plan and the InSight Health Services Corp. 1996 Directors' Stock Option Plan (collectively, the "InSight Option Plans"), which proposal is referred to herein as the "InSight Option Plans Proposal." Stockholders of Maxum will also consider and vote on a proposal to ratify the grant of ten-year nonqualified options to purchase Maxum Common Stock to the directors of Maxum, none of whom are employees of Maxum (the "Maxum Option Ratification Proposal"). Stockholders of AHS will also consider and vote on a proposal to approve certain amendments to the four existing AHS option and incentive plans (the "AHS Plan Amendment Proposal").

INSIGHT HEALTH SERVICES CORP.

  InSight is a Delaware corporation formed in connection with the Merger. Currently, InSight has no material assets and liabilities other than under the Merger Agreement and the other documents entered into in connection therewith. InSight is the holder of all of the capital stock of each of MXHC Acquisition and AHSC Acquisition. At the effective time of the Merger (the "Effective Time"), each Company will become a wholly-owned subsidiary of InSight. The principal executive offices of InSight are located at 4440 Von Karman Avenue, Suite 320, Newport Beach, California 92660, and its telephone number is (714) 476-0733.

THE COMPANIES

  Maxum Health Corp. Maxum is a provider of diagnostic imaging and related management services in 24 states throughout the Central and Eastern United States. Maxum delivers its services through a network of 48 mobile magnetic resonance imaging ("MRI") facilities ("Mobile MRI Facilities"), six fixed-site MRI facilities ("Fixed MRI Facilities"), and five multi-modality imaging centers ("Imaging Centers"). In its Imaging Centers, Maxum offers various services in addition to MRI which include diagnostic and fluoroscopic x-ray, ACR accredited mammography, diagnostic and vascular ultrasound, nuclear medicine, nuclear cardiology, computerized tomography ("CT") and cardiovascular services. Maxum also offers additional services through a variety of arrangements, including equipment rental, technologist services and training/applications, marketing, management services, patient scheduling, utilization review, and billing and collection services. The principal executive offices of Maxum are located at 14850 Quorum Drive, Suite 400, Dallas, Texas 75240, and its telephone number is
(214) 716-6200.

  American Health Services Corp. AHS operates 17 diagnostic imaging and treatment centers located in seven states. AHS also operates two Leksell Stereotactic Gamma Unit ("Gamma Knife") treatment centers and one radiation oncology center. AHS also operates an additional radiation oncology center as part of one of its centers. Its centers provide outpatient diagnostic services in the areas of MRI, CT, general radiology, cardiology, ultrasound, mammography, nuclear medicine and neurosciences. AHS also offers additional services through a variety of arrangements, including equipment rental, marketing, management services, technologist services, utilization review, and billing and collection services. The principal executive offices of AHS are located at 4440 Von Karman Avenue, Suite 320, Newport Beach, California 92660, and its telephone number is (714) 476-0733.

MXHC ACQUISITION COMPANY

  MXHC Acquisition is a wholly-owned subsidiary of InSight, newly formed for the purpose of merging with and into Maxum in the Merger. MXHC Acquisition has no material assets and has not engaged in any activities except in furtherance of the transactions contemplated by the Merger Agreement.

AHSC ACQUISITION COMPANY

  AHSC Acquisition is a wholly-owned subsidiary of InSight, newly formed for the purpose of merging with and into AHS in the Merger. AHSC Acquisition has no material assets and has not engaged in any activities except in furtherance of the transactions contemplated by the Merger Agreement.

TERMS OF THE MERGER

  Pursuant to the terms of the Merger Agreement, at the Effective Time (i) MXHC Acquisition will merge with and into Maxum and AHSC Acquisition will merge with and into AHS, (ii) each outstanding share of common stock, par value $.01 per share, of Maxum ("Maxum Common Stock") will be converted into the right to receive .598 of a share of common stock, par value $.001 per share, of InSight ("InSight Common Stock") ("Maxum Common Exchange Ratio"), (iii) each outstanding share of Series B Preferred Stock, par value $.01 per share, of Maxum ("Maxum Series B Preferred Stock"), which is contemplated to be issued immediately prior to the Effective Time, will be converted into the right to receive 83.392 shares of Series A Preferred Stock, par value $.001 per share, of InSight ("InSight Series A Preferred Stock"), (iv) each outstanding share of common stock, par value $.03 per share, of AHS ("AHS Common Stock") will be converted into the right to receive one-tenth of a share of InSight Common Stock ("AHS Common Exchange Ratio"), (v) each outstanding share of Series B Senior Convertible Preferred Stock, par value $.03 per share, of AHS ("AHS Series B Preferred Stock"), which is currently convertible into 100 shares of AHS Common Stock, will be converted into the right to receive 10 shares of InSight Common Stock, (vi) each outstanding share of Series C Preferred Stock, par value $.03 per share, of AHS ("AHS Series C Preferred Stock"), which is contemplated to be issued immediately prior to the consummation of the Merger, will be converted into the right to receive 1.25088 shares of InSight Series A Preferred Stock and (vii) each outstanding option, warrant or other right to purchase Maxum Common Stock or AHS Common Stock will be converted into the right to acquire, on the same terms and conditions, shares of InSight Common Stock, with the number of shares and exercise price applicable to such options, warrants or other rights adjusted based on the applicable exchange ratio for the underlying Maxum Common Stock or AHS Common Stock, as the case may be.

  Based upon the number of outstanding shares of Maxum Common Stock, AHS Common Stock and AHS Series B Preferred Stock as of May 6, 1996, approximately 2,710,240 shares of InSight Common Stock would be outstanding at the Effective Time, assuming that (i) no stockholders of Maxum or AHS exercise their appraisal rights, (ii) no cash is paid in lieu of fractional shares, (iii) no options or warrants to purchase in the aggregate 420,566 shares of InSight Common Stock to be in existence at the Effective Time are exercised and (iv) no conversion of InSight Series A Preferred Stock. Of such shares, 1,360,332 shares, representing approximately 50.2% of the total, will be held by former Maxum stockholders, and 1,349,908 shares, representing approximately 49.8% of the total, will be held by former AHS stockholders. The Maxum Common Exchange Ratio and the AHS Common Exchange Ratio were determined by arm's length negotiations between Maxum and AHS. See "Background of the Merger--Events Leading to the Merger."

  As a condition precedent to the Merger and in exchange for the financial accommodations described below that are contemplated to be given by General Electric Company, acting through GE Medical Systems, the primary creditor of each of AHS and Maxum ("GE Medical," and together with its affiliate General Electric Capital Corporation, the "GE Parties"), (i) Maxum will issue to GE Medical 15,000 shares of Maxum Series B Preferred Stock and (ii) AHS will issue to GE Medical 1,000,000 shares of AHS Series C Preferred Stock pursuant to a Preferred Stock Acquisition Agreement dated as of February 26, 1996 (the "Stock Acquisition Agreement"), among AHS, Maxum, InSight and GE Medical. GE Medical's obligations to provide such financial accommodations under the Stock Acquisition Agreement are subject to the satisfaction or waiver of a number of terms and conditions set forth in such agreement. In accordance with the Merger Agreement, at the Effective Time, the Maxum Series B Preferred Stock and the AHS Series C Preferred Stock held by GE Medical will be converted into the right to receive an aggregate of 2,501,760 shares of InSight Series A Preferred Stock, which will constitute all of the issued and outstanding shares of preferred stock of InSight on such date and will be convertible into InSight Common Stock representing approximately 48% of InSight Common Stock outstanding at the Effective Time (after giving effect to such conversion).

  The financial accommodations contemplated to be provided by the GE Parties include, (a) with respect to AHS, a reduction of the outstanding principal amount of a term loan by approximately $6.2 million, an aggregate reduction in required annual lease payments by approximately $814,000 and the release of certain deferred obligations in the outstanding principal amount of approximately $4.5 million and (b) with respect to Maxum, an aggregate reduction of the outstanding principal amount of indebtedness by approximately $9.0 million and an aggregate reduction in required lease payments over the terms of the leases by approximately $1.3 million. See "Debt Restructuring and Issuance of Preferred Stock to GE Medical."

  In addition, as part of the financial accommodations contemplated to be provided by GE Medical, the warrants previously issued to GE Medical by Maxum to acquire 700,000 shares of Maxum Common Stock, and by AHS to acquire 1,589,072 shares of AHS Common Stock will be canceled. The Stock Acquisition Agreement may be terminated by mutual consent of the parties thereto and may be terminated by any of the parties thereto if the Merger has not been consummated on or before September 30, 1996. See "Debt Restructuring and Issuance of Preferred Stock to GE Medical." The approximate percentage interests of InSight Common Stock to be held by former Maxum stockholders and former AHS stockholders at the Effective Time, assuming no conversion by GE Medical of its InSight Series A Preferred Stock into InSight Common Stock, will be 50.2% and 49.8%, respectively. The approximate percentage interests of InSight Common Stock to be held by former Maxum stockholders, former AHS stockholders and GE Medical as of the Effective Time, assuming the conversion by GE Medical of its InSight Series A Preferred Stock into InSight Common Stock, will be 26.1%, 25.9% and 48%, respectively.

  Furthermore, at the Effective Time, GE Medical will have the right to receive for ten years annual payments (the "Supplemental Service Fee") under its maintenance agreements with InSight, Maxum and AHS equal to 14% of pre-tax income, subject to certain adjustments, of InSight, and further subject to proportional reductions for certain post-Merger acquisitions. InSight may terminate the Supplemental Service Fee at any time during such ten-year period by making a payment to GE Medical equal to $8 million minus the discounted value

(calculated at a discount rate of 15% per annum) of Supplemental Service Fee payments made through the date of such termination payment. See "Debt Restructuring and Issuance of Preferred Stock to GE Medical--Maintenance Service Agreement Addendum."

  The consummation of the Merger is subject to a number of conditions which, if not fulfilled or waived, permit termination of the Merger Agreement. If the stockholders of either Maxum or AHS fail to approve the Merger, or if the conditions to the obligations of GE Medical to consummate the Stock Acquisition Agreement are neither satisfied nor waived by GE Medical, the Merger will not be consummated. The Merger Agreement may also be terminated at any time prior to the Effective Time by the mutual consent of Maxum and AHS and may be terminated by either Maxum or AHS if the Merger has not been consummated on or before September 30, 1996. See "The Merger--Conditions of the Merger Agreement" and "--Termination of the Merger Agreement."

  Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement shall be paid by the party incurring such expenses, except as otherwise provided in the Merger Agreement. Certain expenses will be shared equally by Maxum and AHS. Additionally, if the Merger does not occur due to a breach by Maxum or AHS of the Merger Agreement or the failure of their stockholders to approve the Merger, the party who breaches or fails to obtain stockholder approval shall reimburse the other for legal costs incurred in connection with the Merger. Each of Maxum and AHS has agreed to reimburse GE Medical an amount equal to 40% of the legal costs incurred by GE Medical from and after July 1, 1995, in connection with the Merger, debt restructuring and preferred stock issuances. See "The Merger--Sharing and Reimbursement of Expenses," "Debt Restructuring and Issuance of Preferred Stock to GE Medical," "Business of AHS--Certain Transactions" and "Business of Maxum--Certain Transactions."

MANAGEMENT FOLLOWING THE MERGER

  At the Effective Time, the Board of Directors of InSight (the "InSight Board") will consist of the current four members thereof, two of whom have been designated by the Maxum Board in anticipation of the Merger, and two of whom have been designated by the AHS Board in anticipation of the Merger. See "Operation, Management and Business of InSight After the Merger--Management of InSight." Maxum has designated Leonard H. Habas and Ronald G. Pantello as directors of InSight. AHS has designated E. Larry Atkins and Frank E. Egger as directors of InSight. Under the terms of the Merger Agreement, at the Effective Time, the parties have agreed that InSight shall extend an invitation to Grant
R. Chamberlain, a Vice President of Shattuck Hammond Partners Inc., the financial advisor to AHS ("Shattuck Hammond"), to join the InSight Board. The Chairman of the Board of InSight is, and at the Effective Time will be, Frank
E. Egger, the current Chairman of the Board of the AHS Board. The President and Chief Executive Officer of InSight is, and at the Effective Time will be, E. Larry Atkins, the current President and Chief Executive Officer of AHS. Glenn
P. Cato, the current President, Chief Executive Officer, Chief Financial Officer and Secretary of Maxum, is, and at the Effective Time will be, the Senior Executive Vice President and Chief Operating Officer of InSight. Thomas
V. Croal, the current Vice President and Chief Financial Officer of AHS, is, and at the Effective Time will be, the Executive Vice President, Chief Financial Officer and Secretary of InSight. Michael A. Boylan, a current Executive Vice President of Maxum, is, and at the Effective Time will be, a Senior Vice President--Operations of InSight. Robert N. LaDouceur, a current Executive Vice President of Maxum, is, and at the Effective Time will be, a Senior Vice President--Operations of InSight. Michael D. Cragin, the current Regional Vice President of Western Operations of AHS, is, and at the Effective Time will be, a Senior Vice President--Operations of InSight. Deborah M. MacFarlane, the current Vice President--Marketing of AHS, is, and at the Effective Time will be, the Senior Vice President--Marketing of InSight. See "Operation, Management and Business of InSight After the Merger--Management of InSight."

  Each of Messrs. Atkins, Croal, LaDouceur, Boylan and Cragin and Ms. MacFarlane have entered into an employment agreement with InSight, which shall become effective as to employment at the Effective Time. Any officer may be removed at any time by the InSight Board, subject to certain severance rights under such officer's employment agreement with InSight. See "The Merger--Interests of Certain Persons in the Merger."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Due to the benefits received by certain affiliates of AHS and Maxum in connection with the Merger, as described below, the interests of these affiliates may be different from the interests of stockholders. Stockholders should consider such affiliates' interests in the Merger in connection with their recommendation of the Merger. For further details relating to the benefits summarized below, see "The Merger--Interests of Certain Persons in the Merger," "Proposal No. 2: Approval of the InSight Option Plans Proposal," "Maxum Proposal No. 3: Approval of Maxum Option Ratification Proposal," "AHS Proposal No. 3: Approval of the AHS Plan Amendment Proposal," "Executive Compensation of AHS--Employment Agreements and Severance Arrangements" and "Executive Compensation of Maxum--Employment Contracts and Terminations of Employment and Change-in-Control Arrangements."

  In anticipation of the consummation of the Merger, certain executive officers of Maxum and AHS and Mr. Egger have executed employment or consulting agreements with InSight, each of which as to employment or consulting becomes effective at the Effective Time. Each of such employment or consulting agreements with InSight expressly supersedes any employment or consulting agreement between such person and Maxum or AHS. In addition, each AHS executive officer has waived his rights to payments or other benefits which would otherwise vest at the Effective Time under any agreement with AHS. The following table sets forth for each such executive officer and Mr. Egger of Maxum and AHS and Mr. Egger the name, current position and severance payments payable under that person's present employment or consulting agreement, and the severance payment that such person would receive upon the termination of his employment or consulting agreement with InSight. See "The Merger--Interests of Certain Persons in the Merger."

                           SEVERANCE ARRANGEMENTS(1)

                                                            PAYMENT      PAYMENT UNDER
                                     CURRENT                 UNDER          INSIGHT
            NAME                    POSITION           PRESENT AGREEMENT   AGREEMENT
            ----                    --------           ----------------- -------------
 Frank E. Egger(2)......... Director of AHS                $100,000        $ 85,000
 E. Larry Atkins(3)........ President, Chief                246,000         246,000
                             Executive Officer and
                             Director of AHS
 Glenn P. Cato............. President and Chief             180,000(4)      180,000
                             Executive Officer,
                             Chief Financial Officer
                             and Secretary of Maxum
 Thomas V. Croal(3)........ Vice President, Chief           175,230         175,230
                             Financial Officer and
                             Director of AHS
 Michael A. Boylan......... Executive Vice President        165,000(4)      165,000(3)
                             of Maxum
 Robert N. LaDouceur....... Executive Vice President        165,000(4)      165,000(3)
                             of Maxum
 Deborah M. MacFarlane(3).. Vice President--                112,200         112,200
                             Marketing of AHS

- --------
(1) Michael D. Cragin, the current Regional Vice President of Western Operations of AHS, is not entitled to severance payments with AHS. From and after the Effective Time, he will be entitled to severance payments equal to $100,000, which represents 12 months of his base salary, upon termination of his employment on the same terms and conditions as the other executives of InSight.
(2) If Mr. Egger's consulting agreement is terminated due to (i) Mr. Egger's becoming disabled, (ii) discretionary action of the InSight Board or (iii) a corporate reorganization that diminishes or impairs Mr. Egger's responsibilities, he is entitled to the amounts listed above representing 12 months of consulting payments.

(3) If employment is terminated (i) due to disability, (ii) without cause or
    (iii) due to a change in control, the executive shall be entitled to the above payments representing 12 months of the executive's salary.

(4) The Maxum employment agreements provide for an offset for income earned by Messrs. Cato, Boylan and LaDouceur. The agreements of Messrs. Cato, Boylan and LaDouceur with InSight do not provide for such offset.

  The vesting of certain stock options held by directors of Maxum will accelerate prior to the Effective Time. Options to purchase 25,000 shares of Maxum Common Stock at a weighted average exercise price of $0.75 per share (which, pursuant to the Merger, will be converted into options to purchase 14,950 shares of InSight Common Stock at a weighted average exercise price of $1.25 per share) held by directors of Maxum will accelerate to become immediately and fully exercisable prior to the Effective Time.

  Certain stock options held by the current members of the Maxum Board and the stock options held by the four current non-employee members of the AHS Board that would otherwise terminate in accordance with their terms 90 days after the Effective Time due to such optionees' termination of service to AHS or Maxum will, following the Effective Time, be converted into InSight stock options that do not terminate due to such termination of service by the optionee, subject, (i) in the case of an aggregate of 75,000 shares of Maxum Common Stock issuable upon exercise of options, to the approval by the stockholders of Maxum of the Maxum Option Ratification Proposal and (ii) in the case of the AHS options, to approval by the AHS stockholders of the AHS Plan Amendment Proposal. These options currently cover (i) for Maxum, an aggregate of 75,000 shares of Maxum Common Stock with a weighted average exercise price of $0.75 per share (which will, pursuant to the Merger, be converted into options to purchase an aggregate of 44,850 shares of InSight Common Stock with a weighted average exercise price of $1.25 per share) and (ii) for AHS, an aggregate of 210,000 shares of AHS Common Stock, with a weighted average exercise price of $0.86 per share (which will, pursuant to the Merger, be converted into options to purchase an aggregate of 21,000 shares of InSight Common Stock with a weighted average exercise price of $8.60 per share).

  Certain stock options held by three executive officers of Maxum that, at the Effective Time, would otherwise terminate will, following the Effective Time, without requiring the executives to exercise any or all of such options, be converted into options to purchase InSight Common Stock. These options currently are exercisable for an aggregate of 90,000 shares of Maxum Common Stock with a weighted average exercise price of $0.50 per share which will, pursuant to the Merger, be converted into options to purchase an aggregate of 53,820 shares of InSight Common Stock with a weighted average exercise price of $0.84 per share.

  In consideration for the issuance of warrants to purchase an aggregate of 50,000 shares of InSight Common Stock at the Effective Time, the holders of AHS Series B Preferred Stock have each agreed to (i) vote in favor of the Merger Proposal, the InSight Option Plans Proposal and the AHS Plan Amendment Proposal at the AHS Special Meeting and (ii) waive any rights to dividends, liquidation preferences, voting and redemption they may have in connection with the Merger on certain other rights. The exercise price for the warrants will be the fair market value of InSight Common Stock based on its average closing price for the 20 trading days commencing on the eleventh trading day after the Effective Time. Such warrants are exercisable at any time after the Effective Time and will expire five years thereafter. Subject to certain conditions, the holders of such warrants will have certain "piggy back" registration rights to register under the Securities Act the InSight Common Stock subject to such warrants. See "Description of Capital Stock of AHS--Warrants."

  At the Effective Time, each director then serving on the InSight Board will be granted under the 1996 Directors' Stock Option Plan an option to purchase 15,000 shares of InSight Common Stock at an exercise price per share equal to the fair market value of InSight Common Stock on the date of grant. Thereafter, each director of InSight who commences service after the Effective Time shall be granted an option to purchase 15,000 shares of InSight Common Stock. These initial grants will vest monthly on a pro rata basis over a three-year period, so long as the optionee remains on the InSight Board, or is an employee or independent contractor of InSight or one of its subsidiaries. However, in the agreement evidencing such stock option, the InSight Board may modify the vesting conditions in the event of the death or disability of the optionee. At the end of such three-year period, and annually thereafter during the term of the 1996 Directors' Stock Option Plan, so long as the optionee remains on the InSight Board he will be granted an option to purchase 5,000 shares of InSight Common Stock. These additional grants vest monthly over one year on the same terms as the initial grants.

POTENTIAL ADVERSE CONSEQUENCES TO STOCKHOLDERS

  Stockholders of either Company may be adversely affected due to material differences between the provisions of the certificate of incorporation and bylaws of such Company and the InSight Certificate of Incorporation (the "InSight Certificate") and Bylaws. Such material differences include the rights of holders of InSight Series A Preferred Stock, including the rights of such holders to vote as a separate class on a number of transactions. In addition, such material differences include provisions in the InSight Certificate and Bylaws that may have the effect of delaying or preventing a change of control, including a requirement that a supermajority vote (80%) of the InSight capital stock entitled to vote be obtained (a) for removal of directors, which may be effected only for cause, and (b) for amending certain provisions of the InSight Certificate and all provisions of the Bylaws. The Insight Certificate also includes a requirement that a supermajority vote (80%) of the entire InSight Board (which must include one director vote from each class of InSight directors) be obtained before the number of directors on the InSight Board may be increased. See "The Merger--Rights of Security Holders."

CLOSING AND EFFECTIVE TIME OF THE MERGER

  The Effective Time will occur upon the completion of the filing of properly executed Certificates of Merger with the Secretary of State of the State of Delaware reflecting the respective mergers of AHSC Acquisition with and into AHS and MXHC Acquisition with and into Maxum, which filings will be made after satisfaction of certain conditions set forth in the Merger Agreement, including approval by the stockholders of each Company. For more information, see "The Merger--Closing and Effective Time of the Merger" below.

OPERATION OF INSIGHT AFTER THE MERGER

  From and after the Effective Time, each of AHS and Maxum will be a wholly-owned subsidiary of InSight. When deemed appropriate by management, InSight will integrate the operations of each of AHS and Maxum in order to take advantage of efficiencies in providing nationwide coverage using the Companies' existing facilities. InSight's principal executive offices will be located in Newport Beach, California. See "Operation, Management and Business of InSight After the Merger."

REASONS FOR THE MERGER

  The factors considered by the Maxum Board in approving the Merger included, among others, (i) the cost savings, enhanced marketing capabilities, increased market presence and greater financial resources that should be available as a result of the Merger, which the Maxum Board believed would increase the Companies' ability to compete effectively, and thereby enhance value to former Maxum stockholders, (ii) Maxum's desire to be part of a pro-active, influential industry leader in its core markets, (iii) the accelerating pace of change taking place in the diagnostic imaging industry and the need for companies in such industry to reach sufficient size to compete effectively, (iv) the presentation made by Principal Financial Securities, Inc. ("PFS") to the Maxum Board and (v) the greater likelihood that InSight Common Stock would be listed on a stock exchange or the Nasdaq Stock Market than would Maxum Common Stock. The Maxum Board also considered the direct costs associated with the negotiation, solicitation and consummation of the Merger. In addition, the Maxum Board noted that there would be significant additional, but presently undeterminable, costs related to the necessary consolidation of the Companies' existing operations. See "The Merger--Interests of Certain Persons in the Merger," "Notes to Unaudited Pro Forma Condensed Combined Financial Statements--Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements," and "Risk Factors--Integration of Business."

  The factors considered by the AHS Board in approving the Merger included, among others, (i) the accelerating pace of change taking place in the diagnostic imaging industry and the need for companies in such industry to reach sufficient size to compete effectively, (ii) the opportunity that the Merger will provide for stockholders of AHS to have continued equity participation in a larger, more diversified enterprise with enhanced geographic presence and greater financial and marketing resources, (iii) the presentation made by Shattuck Hammond to the AHS Board, (iv) the desire to reduce the debt and operating lease obligations of AHS and (v) the greater likelihood that InSight's Common Stock would be listed on a stock exchange or the Nasdaq Stock Market than AHS Common Stock. The AHS Board also considered the direct costs associated with the negotiation, solicitation and consummation of the Merger. In addition, the AHS Board noted that there would be additional, but presently undeterminable, costs related to the integration of the Companies' existing operations. See "Background of the Merger--AHS' Reasons for the Merger and Board of Directors Recommendation," "The Merger--Interests of Certain Persons in the Merger" and "Notes to Unaudited Pro Forma Condensed Combined Financial Statements--Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements" and "Risk Factors--Integration of Business."

  For a more detailed discussion of the reasons considered by the Maxum Board and AHS Board in approving the Merger Proposal, see "Events Leading to the Merger--Maxum's Reasons for the Merger and Board of Directors' Recommendation," and "--AHS's Reasons for the Merger and Board of Directors' Recommendation."

EFFECT ON DERIVATIVE SECURITIES

  A vote in favor of the Merger Proposal will also be a vote in favor of InSight's assumption of the stock option plans under which options to acquire AHS Common Stock and Maxum Common Stock are currently outstanding. Under the Merger Agreement, with certain exceptions set forth herein, each option, warrant or other right to purchase or receive AHS Common Stock and Maxum Common Stock existing at the Effective Time (an "Existing Derivative Security") will be converted into an option, warrant or other right to purchase or receive the same number of shares of InSight Common Stock (an "InSight Derivative Security") as the holder of such Existing Derivative Security would have received had he exercised his Existing Derivative Security in full immediately prior to the Effective Time, with the exercise price per share to be proportionately adjusted. Accordingly, the adjusted exercise price per share for each Existing Derivative Security currently exercisable for shares of AHS Common Stock and Maxum Common Stock will be determined by dividing the exercise price in effect for that Existing Derivative Security immediately prior to the Effective Time by .100 and .598, respectively. As of May 6, 1996, there were outstanding Existing Derivative Securities to purchase an aggregate of 1,215,000 shares of AHS Common Stock and Existing Derivative Securities to purchase an aggregate of 341,250 shares of Maxum Common Stock (excluding shares subject to options being considered for stockholder ratification under the Maxum Option Ratification Proposal). As of such date, there were outstanding Existing Derivative Securities to purchase an aggregate of 565,000 shares of AHS Common Stock and an aggregate of 31,250 shares of Maxum Common Stock at exercise prices in excess of the closing bid quotations on the OTC Bulletin Board of those shares on May 6, 1996. Accordingly, a total of 75,187 shares of InSight Common Stock issuable upon exercise of the Existing Derivative Securities to be assumed by InSight in the Merger will have adjusted exercise prices expected to be in excess of the closing bid quotation per share of InSight Common Stock after the Merger, and these InSight Derivative Securities will accordingly have value only if the market value of InSight Common Stock purchasable thereunder after the Merger appreciates over the remaining term of the InSight Derivative Securities. See "The Merger--Interests of Certain Persons in the Merger--Stock and Option Holdings of Directors and Officers" and "--Assumption of Existing Stock Options and Warrants."

RECOMMENDATION OF THE BOARDS OF DIRECTORS

  The Merger Proposal. The Maxum Board and the AHS Board have each unanimously approved the Merger Proposal and separately determined that the Merger is fair to, and in the best interests of, their respective stockholders. ACCORDINGLY, THE MAXUM BOARD AND THE AHS BOARD EACH UNANIMOUSLY RECOMMEND APPROVAL OF THE MERGER PROPOSAL BY THEIR RESPECTIVE STOCKHOLDERS.

  The InSight Option Plans Proposal. The AHS Board and the Maxum Board have each unanimously approved the InSight Options Plans as an equity incentive program which is intended to attract and retain the services of valuable and highly-qualified employees, non-employee directors and independent consultants. Under the InSight Option Plans, a total of up to 882,433 shares of InSight Common Stock will be available for issuance to officers and employees of, and consultants to, InSight or any of its operating subsidiaries (including, after the Effective Time, AHS and Maxum), and to the non-employee members of the InSight Board or the board of directors of any operating subsidiary. ACCORDINGLY, THE AHS BOARD AND THE MAXUM BOARD EACH UNANIMOUSLY RECOMMEND APPROVAL OF THE INSIGHT OPTION PLANS PROPOSAL BY THEIR RESPECTIVE STOCKHOLDERS.

  The Maxum Option Ratification Proposal. On August 17, 1994, the Maxum Board authorized a one-time grant of a ten-year nonqualified option to purchase 15,000 shares of Maxum Common Stock, with an exercise price of $.0625 per share, to each of its five directors, none of whom are employees. The stock option grants were expressly conditioned on their ratification by the stockholders of Maxum. ACCORDINGLY, THE MAXUM BOARD UNANIMOUSLY RECOMMENDS APPROVAL OF THE MAXUM OPTION RATIFICATION PROPOSAL BY THE STOCKHOLDERS OF MAXUM.

  The AHS Plan Amendment Proposal. The AHS Board has unanimously approved certain amendments to the AHS Plans (as defined under "AHS Proposal No. 3:
Approval of AHS Plan Amendment Proposal"), which would ensure that the options held by three AHS executive officers and one AHS director who will serve InSight in similar capacities, and options held by the four AHS non-employee directors who will resign from the AHS Board as a condition to and upon the consummation of the Merger, will not terminate as a result of any deemed or actual termination of employment or service in connection with the Merger. THE AHS BOARD UNANIMOUSLY RECOMMENDS APPROVAL OF THE AHS PLAN AMENDMENT PROPOSAL BY THE STOCKHOLDERS OF AHS.

OPINIONS OF FINANCIAL ADVISORS

  PFS delivered to the Maxum Board its written opinion, dated February 23, 1996, to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the consideration to be received in the Merger was fair, from a financial point of view, to the current holders of Maxum Common Stock. In arriving at its opinion, PFS (i) reviewed the Merger Agreement, the Stock Acquisition Agreement and certain related agreements, (ii) reviewed internal financial projections of Maxum prepared by the management of Maxum for the six calendar years ended December 31, 2000, (iii) reviewed internal financial projections of InSight prepared by the management of Maxum and AHS, including statements of operations for the first two years of operations, and projected balance sheet as of June 30, 1996, (iv) reviewed the historical stock prices and trading volume of Maxum Common Stock, (v) reviewed the financial terms, to the extent publicly available, of certain comparable transactions, which are similar in certain respects to the Merger, (vi) discussed with the management of Maxum the operations of and business prospects for Maxum assuming Maxum did not consummate the Merger, (vii) discussed with management of Maxum and AHS the operations of and business prospects for InSight and the anticipated financial results of the Merger, including the effect of the Supplemental Service Fee, (viii) compared the historical and projected financial results of Maxum to comparable publicly traded companies which are similar in certain respects to Maxum, (ix) compared the pro forma historical and projected financial results of InSight to comparable publicly traded companies and (x) considered such other information, financial studies and analyses, and financial, economic and market criteria as PFS deemed relevant. A copy of the written opinion of PFS, dated February 23, 1996, which sets forth the assumptions made, procedures followed, matters considered, limitations on and the scope of the review by PFS in rendering its opinion, is attached to this Joint Proxy Statement/Prospectus as Appendix B and should be read carefully by stockholders in its entirety. See "Events Leading to the Merger--Opinion of PFS."

  Shattuck Hammond delivered its written opinion dated February 22, 1996, as investment bankers, to the AHS Board, to the effect that, as of the date of such opinion and based upon and subject to certain matters set forth therein, the AHS Common Exchange Ratio was fair, from a financial point of view, to the holders of shares of AHS Common Stock. In connection with its opinion, Shattuck Hammond (i) reviewed certain publicly available business and historical financial information relating to each of AHS and Maxum, (ii) reviewed certain financial information and other data provided by AHS and Maxum that is not publicly available relating to the business and prospects of each of AHS, Maxum and InSight, (iii) discussed the businesses, operations and prospects of AHS, Maxum and InSight with the respective managements of AHS and Maxum, (iv) reviewed the Merger Agreement, the Stock Acquisition Agreement and certain related agreements, (v) reviewed the historical market prices and trading values of AHS Common Stock and Maxum Common Stock, (vi) reviewed publicly available financial and stock market data with respect to other publicly-traded companies in lines of business Shattuck Hammond believed to be generally comparable to those of AHS and Maxum, (vii) reviewed the exchange ratios implied by the historical stock prices of AHS Common Stock and Maxum Common Stock and (viii) conducted such other studies, analyses, investigations and inquiries, and considered such other information, as Shattuck Hammond deemed relevant. A copy of Shattuck Hammond's written opinion dated February 22, 1996, which sets forth the assumptions made, procedures followed, matters considered, limitations on and the scope of the review by Shattuck Hammond in rendering its opinion, is attached to this Joint Proxy Statement/Prospectus as Appendix C and should be read carefully by stockholders in its entirety. See "Events Leading to the Merger--Opinion of Shattuck Hammond."

MEETINGS OF THE STOCKHOLDERS

  The Maxum Special Meeting will be held at 10:00 a.m., Central Daylight Time, on Tuesday, June 25, 1996, at Dallas Medallion, 4099 Valley View Lane (LBJ Freeway and Midway Road), Dallas, Texas 75244.

  The AHS Special Meeting will be held at 10:00 a.m., Pacific Daylight Time, on Tuesday, June 25, 1996, at The Sutton Place Hotel, 4500 MacArthur Boulevard, Newport Beach, California 92660.

  At the Special Meetings, stockholders of the respective Companies will be asked to consider and vote upon the Merger Proposal. A copy of the Merger Agreement is attached to this Joint Proxy Statement/Prospectus as Appendix A. The stockholders will also be asked to consider and vote upon the InSight Option Plans Proposal. The principal provisions of the InSight Options Plans are described in the section below entitled "Proposal No. 2: Approval of the InSight Option Plans Proposal." The InSight Option Plans are attached to this Joint Proxy Statement/Prospectus as Appendices E and F.

  At the Maxum Special Meeting, the Maxum stockholders will also be asked to consider and vote on a proposal to ratify the grant of ten-year nonqualified options to purchase Maxum Common Stock previously authorized by the Maxum Board to the directors of Maxum. See "Maxum Proposal No. 3: Approval of Maxum Option Ratification Proposal."

  At the AHS Special Meeting, the AHS stockholders will also be asked to consider and vote on a proposal to approve certain amendments to the four existing AHS stock option and incentive plans which would ensure that stock options held by certain AHS executive officers and one AHS director who will serve InSight in similar capacities and options held by the four AHS non-employee directors who will resign from the AHS Board, as a condition to and upon consummation of the Merger, will not terminate as a result of any deemed or actual termination of employment or service due to the Merger. See "AHS Proposal No.3: Approval of the AHS Plan Amendment Proposal."

  All shares of Maxum Common Stock, AHS Common Stock and AHS Series B Preferred Stock represented by properly executed proxies will be voted at the appropriate Special Meeting in accordance with the directions on the proxies, unless such proxies have been previously revoked. If no direction is indicated, the shares will be voted FOR approval of the Merger Proposal, FOR approval of the InSight Option Plans Proposal, and in the case of the Maxum Special Meeting, FOR approval of the Maxum Option Ratification Proposal, and in the case of the AHS Special Meeting, FOR approval of the AHS Plan Amendment Proposal. Any Maxum or AHS stockholder giving a proxy may revoke his proxy at any time before its exercise at the appropriate Special Meeting by (i) giving written notice of such revocation to the Secretary of Maxum or AHS, as the case may be, (ii) signing and delivering to such Secretary a proxy bearing a later date or (iii) attending the appropriate Special Meeting and voting in person. However, the mere presence at a Special Meeting of a Maxum or AHS stockholder who previously delivered a valid proxy will not of itself revoke that proxy. See "The Maxum Special Meeting--Proxies: Voting and Revocation" and "The AHS Special Meeting--
Proxies: Voting and Revocation."

RECORD DATE AND VOTE REQUIRED

  The record date for stockholders of Maxum entitled to vote at the Maxum Special Meeting is May 7, 1996. The record date for stockholders of AHS entitled to vote at the AHS Special Meeting is May 7, 1996. The Merger Proposal must be approved by holders of a majority of the outstanding shares of each of
(i) Maxum Common Stock, (ii) AHS Common Stock, and (iii) AHS Series B Preferred Stock. In each case, abstentions and broker non-votes will have the same effect as a vote against the Merger Proposal. If the stockholders of either Company fail to approve the Merger Proposal, the Merger will not be consummated.

  Pursuant to agreements dated February 23, 1996, executed by each of the holders of AHS Series B Preferred Stock, in consideration for the issuance at the Effective Time of warrants to purchase an aggregate of 50,000 shares of InSight Common Stock, each of such holders agreed to (i) vote in favor of the Merger Proposal, the InSight Option Plans Proposal and the AHS Plan Amendment Proposal at the AHS Special Meeting and (ii) waive any rights to dividends, liquidation preferences, voting and redemption they may have in connection with the Merger and certain other rights. See "The Merger--Interests of Certain Persons in the Merger."

  The affirmative vote of a majority of the issued and outstanding shares of common stock of each of MXHC Acquisition and AHSC Acquisition is also required for approval of the Merger Proposal. InSight, as owner of all such outstanding shares, has voted such shares to approve the Merger Proposal.

  The affirmative vote of a majority of shares of Maxum Common Stock present in person or represented by proxy at the Maxum Special Meeting is required for approval by Maxum of the InSight Option Plans Proposal and the Maxum Option Ratification Proposal. The affirmative vote of a majority of the votes represented by the AHS Common Stock (entitled to one vote per share) and AHS Series B Preferred Stock (entitled to 100 votes per share), voting together as a class, present in person or represented by proxy at the AHS Special Meeting, is required for approval by AHS of the InSight Option Plans Proposal and the AHS Plan Amendment Proposal. As referenced above, the holders of AHS Series B Preferred Stock have previously agreed to vote in favor of the InSight Option Plans Proposal and the AHS Plan Amendment Proposal at the AHS Special Meeting.

  As of May 6, 1996, (i) the directors and officers of AHS and their respective affiliates held 2,050,599 shares of AHS Common Stock and 34,691.26 shares of AHS Series B Preferred Stock, exclusive of options and warrants to purchase AHS Common Stock, representing approximately 41.9% of the outstanding shares of AHS Common Stock (including AHS Common Stock issuable upon conversion of the AHS Series B Preferred Stock) and (ii) the directors and officers of Maxum and their respective affiliates held 117,905 shares of Maxum

Common Stock, exclusive of options to purchase Maxum Common Stock, representing approximately 5.2% of the outstanding shares of Maxum Common Stock. All such directors and officers have indicated their intention to vote in favor of the Merger Proposal, the InSight Option Plans Proposal, the AHS Plan Amendment Proposal and the Maxum Option Ratification Proposal, as applicable.

EXCHANGE OF STOCK CERTIFICATES

  Promptly after the Effective Time, American Stock Transfer & Trust Company, or such other bank or trust company designated by InSight (the "Exchange Agent"), will mail written transmittal materials concerning exchange of stock certificates to each record holder of outstanding shares of AHS Common Stock, AHS Series B Preferred Stock and Maxum Common Stock. The transmittal materials will contain instructions with respect to the proper method of surrender of certificates formerly representing shares of AHS Common Stock, AHS Series B Preferred Stock or Maxum Common Stock in exchange for certificates representing shares of InSight Common Stock. Upon surrender to the Exchange Agent by an AHS or Maxum stockholder of certificates formerly representing shares of AHS Common Stock, AHS Series B Preferred Stock or Maxum Common Stock for cancellation, together with properly completed transmittal materials, such stockholder will be entitled to receive a certificate representing the number of whole shares of InSight Common Stock into which the stockholder's shares of AHS Common Stock, AHS Series B Preferred Stock or Maxum Common Stock have been converted and a check for cash in lieu of the issuance of any fractional share of InSight Common Stock. Former AHS or Maxum stockholders will not be entitled to receive interest on any such cash to be received in the Merger. See "The Merger-- Exchange of Stock Certificates" and "--Payment in Lieu of Fractional Shares."

GOVERNMENT AND REGULATORY APPROVALS

  The Companies are not aware of any material federal or state regulatory approvals required to be obtained in order to consummate the Merger. See "The Merger--Government and Regulatory Approvals."

FEDERAL INCOME TAX CONSIDERATIONS

  The Merger is intended to be a Section 351 transaction for federal income tax purposes, and the consummation of the Merger is conditioned upon the receipt of opinions to that effect from Storey Armstrong Steger & Martin, P.C., counsel to Maxum, and Arent Fox Kintner Plotkin & Kahn, counsel to AHS, as described in "The Merger--Federal Income Tax Considerations." Subject to the limitations set forth in such opinions, stockholders of AHS and Maxum generally will recognize no gain or loss for federal income tax purposes as a result of their exchange of AHS Common Stock, AHS Series B Preferred Stock and Maxum Common Stock for InSight Common Stock in the Merger, except to the extent that such stockholders receive cash in lieu of fractional shares or AHS or Maxum stockholders exercise their appraisal rights. THE SUMMARY OF FEDERAL INCOME TAX CONSEQUENCES INCLUDED HEREIN IS BASED ON CURRENT LAW. THE TAX TREATMENT OF THE MERGER PROPOSAL MAY VARY DEPENDING UPON A STOCKHOLDER'S INDIVIDUAL CIRCUMSTANCES. EACH STOCKHOLDER SHOULD CONSULT SUCH STOCKHOLDER'S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE MERGER PROPOSAL TO SUCH STOCKHOLDER, INCLUDING TAX RETURN REPORTING REQUIREMENTS AND THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, FOREIGN, OR OTHER TAX LAWS. See "The Merger--Federal Income Tax Considerations."

ACCOUNTING TREATMENT

  The Merger will be accounted for as a purchase for accounting and financial reporting purposes, with Maxum being treated as the acquiror. See "The Merger-- Accounting Treatment."

DISSENTERS' RIGHTS OF APPRAISAL

  Pursuant to the Delaware General Corporation Law (the "DGCL"), any stockholder of record of AHS Common Stock, AHS Series B Preferred Stock or Maxum Common Stock who does not desire to have such shares converted into shares of InSight Common Stock pursuant to the Merger Agreement and who has made written demand prior to the vote of AHS or Maxum stockholders, as the case may be, on the Merger Proposal at the applicable Special Meeting may dissent from the Merger and elect to have the fair value of such stockholder's shares of AHS Common Stock, AHS Series B Preferred Stock or Maxum Common Stock (excluding any element of value arising from the accomplishment or expectation of the Merger) together with a fair rate of interest, judicially determined and paid to the stockholder in cash, provided that the stockholder complies with the provisions of Section 262 of the DGCL, a copy of which is included in this Joint Proxy Statement/Prospectus as Appendix D hereto. If any stockholder of record of shares of AHS Common Stock, AHS Series B Preferred Stock or Maxum Common Stock elects to exercise appraisal rights, such stockholder of record must deliver a written demand for appraisal of the stockholder's shares to AHS or Maxum, as applicable, prior to the vote of the stockholders of AHS and Maxum, at the applicable Special Meeting. This written demand must inform AHS or Maxum, as the case may be, of the identity of the stockholder of record and that the stockholder thereby demands the appraisal of the stockholder's shares. Any stockholder choosing to exercise his appraisal rights may not vote such shares in favor of the Merger. The failure of any dissenting stockholder to follow the appropriate procedure will result in the termination or waiver of that stockholder's rights to appraisal. See "The Merger--Dissenters' Rights under DGCL," and Appendix D attached hereto.

COMMON STOCK MARKET PRICES AND PER SHARE DATA

  Currently, Maxum Common Stock and AHS Common Stock each trade over the counter on the OTC Bulletin Board. Maxum's Common Stock was traded on the American Stock Exchange under the symbol "MXH" until November 26, 1993, when its Common Stock was delisted for failure to meet the exchange's capital and certain other requirements. AHS Common Stock was quoted on the Nasdaq National Market System under the symbol "AHTS" until July 16, 1993, when its Common Stock was delisted for failure to meet capital and surplus requirements.

  The following table sets forth, for the periods indicated, the high and low bid quotations per share on the OTC Bulletin Board for Maxum Common Stock and AHS Common Stock. The quotations represent quotations between dealers without adjustment for retail markup, markdown or commission, and may not necessarily represent actual transactions.

           1994                                                 LOW                   HIGH
           ----                                                -----                 ------
         First Quarter                   Maxum                  1/32                   5/16
                                         AHS                    5/32                   9/16
         Second Quarter                  Maxum                  1/20                    1/4
                                         AHS                    3/16                    3/8
         Third Quarter                   Maxum                  1/20                   1/16
                                         AHS                     1/8                   7/16
         Fourth Quarter                  Maxum                  1/20                    3/8
                                         AHS                    3/32                    1/2
           1995                                                 LOW                   HIGH
           ----                                                -----                 ------
         First Quarter                   Maxum                   3/8                  11/16
                                         AHS                    5/32                    3/8
         Second Quarter                  Maxum                   1/2                  11/16
                                         AHS                     1/8                  11/32
         Third Quarter                   Maxum                   1/2                     2
                                         AHS                     1/8                    5/8
         Fourth Quarter                  Maxum                   1/2                  1 3/4
                                         AHS                    3/16                    1/2
           1996                                                 LOW                   HIGH
           ----                                                -----                 ------
         First Quarter                   Maxum                 13/16                  1 5/8
                                         AHS                     1/4                 1 7/16
         Second Quarter                  Maxum                 1 3/8                  3 1/8
          (through May 6, 1996)          AHS                     1/2                  15/16

  The following table sets forth the closing bid quotations per share of Maxum Common Stock and AHS Common Stock as traded on the OTC Bulletin Board on February 26, 1996 (the date preceding public announcement of the execution and delivery of the Merger Agreement) and on May 6, 1996. Stockholders are encouraged to obtain current quotations for the market prices of Maxum Common Stock and AHS Common Stock before voting on the Merger Proposal.

                                                          MAXUM         AHS
           DATE                                        COMMON STOCK COMMON STOCK
           ----                                        ------------ ------------
         February 26, 1996............................    1 1/8          1/2
         May 6, 1996..................................    2 7/8        27/32

  The quotations per share of Maxum Common Stock and AHS Common Stock are based upon extremely light trading activity. Aggregate trading of Maxum Common Stock and AHS Common Stock during the entire first quarter of 1996 was only 545,215 and 2,510,966 shares, respectively. Therefore, the stock price data above may not be a reliable indicator of what the stock prices for Maxum Common Stock or AHS Common Stock would be in a better developed market.

  The following table presents selected pro forma data per share of InSight and after giving effect to the Merger on a purchase accounting basis, assuming the Merger had been effective during the period presented, and historical per share data for Maxum and AHS. The pro forma data of InSight is based on 2,710,240 shares of InSight Common Stock and 2,501,760 shares of InSight Series A Preferred Stock outstanding for the book value computation. This data should be read in conjunction with the financial statements and other financial and pro forma financial information with respect to InSight, Maxum and AHS included elsewhere in this Joint Proxy

Statement/Prospectus. Neither Maxum nor AHS has paid any cash dividends with respect to its Common Stock. In the event the Merger is not consummated, neither Maxum nor AHS anticipates that any dividends will be paid on their respective shares of Common Stock in the foreseeable future. InSight has no present intention to pay dividends with respect to InSight Common Stock.

                                                 INSIGHT    MAXUM       AHS
                                                PRO FORMA HISTORICAL HISTORICAL
                                                --------- ---------- ----------
Book value per share of Common Stock as of De-
 cember 31, 1995..............................   $ 1.90     $(1.76)    $(1.25)
Net loss per common share for the year ended
 December 31, 1995............................   $(0.84)    $(1.92)    $(0.12)

LISTING OF INSIGHT COMMON STOCK.

  Application has been made to list InSight Common Stock on the Nasdaq SmallCap Market. There can be no assurance, however, that InSight Common Stock will be accepted for listing on the Nasdaq SmallCap Market. If not, it is anticipated after the Effective Time that InSight Common Stock will be quoted on the OTC Bulletin Board. Following the Effective Time, neither Maxum Common Stock nor AHS Common Stock will be quoted on the OTC Bulletin Board.

GE MEDICAL FINANCIAL TRANSACTIONS

  The GE Parties have agreed, concurrently with the consummation of the transactions contemplated by the Stock Acquisition Agreement and subject to the conditions set forth therein, to enter into the Master Debt Restructuring Agreement (the "Restructuring Agreement") with InSight, AHS, Maxum and each of the subsidiaries of Maxum named therein (the "Maxum Subsidiaries" and, together with InSight, AHS and Maxum referred to herein, collectively, as the "Credit Parties").

  The Restructuring Agreement provides for the consent by the GE Parties to the Merger and the granting of certain financial accommodations to the Credit Parties, including (i) amendments and waivers of certain terms and conditions of, and the release of AHS of certain obligations thereof under, various installment sales contracts, lease agreements, financing agreements, service agreements, promissory notes and installment notes (collectively, the "AHS Financing Agreements"), including the Loan and Security Agreement, dated as of June 1, 1993 (the "Existing AHS Agreement"), between General Electric Capital Corporation ("GECC") and AHS, and (ii) amendments and waivers of certain terms and conditions of, and the release of Maxum and the Maxum Subsidiaries of certain obligations thereof under, various installment sales contracts, lease agreements, financing agreements, service agreements, promissory notes and installment notes (collectively, the "Maxum Financing Agreements"), including the Agreement, dated as of June 1, 1993 (the "Existing Maxum Agreement"), among GE Medical and Maxum and the Maxum Subsidiaries.

  In exchange for such consent and financial accommodations, pursuant to the Stock Acquisition Agreement, immediately prior to the Effective Time, (i) AHS will issue to GE Medical 1,000,000 shares of AHS Series C Preferred Stock which is convertible into AHS Common Stock representing approximately 48% of AHS Common Stock outstanding at the Effective Time (after giving effect to such conversion and assuming the conversion of the AHS Series B Preferred Stock) and
(ii) Maxum will issue to GE Medical 15,000 shares of Maxum Series B Preferred Stock which is convertible into Maxum Common Stock representing approximately 48% of Maxum Common Stock outstanding at the Effective Time (after giving effect to such conversion).

  Immediately after the consummation of the transactions contemplated by the Restructuring Agreement and the Stock Acquisition Agreement and as a condition subsequent to GE Medical's acquisition of the AHS Series C Preferred Stock and the Maxum Series B Preferred Stock, and the effectiveness of the transactions contemplated in the Restructuring Agreement, the Merger will occur and the AHS Series C Preferred Stock and the Maxum Series B Preferred Stock will be exchanged for an aggregate of 2,501,760 shares of InSight Series A Preferred Stock. Such shares of InSight Series A Preferred Stock will constitute all of the issued and outstanding shares of preferred stock of InSight at the Effective Time and will be convertible into InSight Common Stock representing approximately 48% of InSight Common Stock outstanding at the Effective Time (after giving effect to such conversion).

  In addition, as part of the granting of certain financial accommodations contemplated to be provided by GE Medical, at the Effective Time, warrants previously issued to GE Medical by AHS to acquire 1,589,072 shares of AHS Common Stock, and warrants previously issued to GE Medical by Maxum to acquire 700,000 shares of Maxum Common Stock, will be canceled. Furthermore, after the Effective Time, GE Medical will have the right to receive for ten years the Supplemental Service Fee under its maintenance agreements with InSight, AHS and Maxum equal to 14% of pre-tax income, subject to certain adjustments, of InSight, and further subject to proportional reductions for certain post-Merger acquisitions. InSight may terminate the Supplemental Service Fee at any time during this ten-year period by making a payment to GE Medical equal to $8 million less the discounted value of the aggregate amount of such Supplemental Service Fee (calculated at a discount rate of 15% per annum) paid through the date of such termination payment.

  The above-described transactions are collectively referred to herein as the "GE Medical Financial Transactions." See "Debt Restructuring and Issuance of Preferred Stock to GE Medical."

         UNAUDITED SUMMARY PRO FORMA SELECTED FINANCIAL DATA OF INSIGHT

  The following unaudited summary pro forma selected financial data presents unaudited summary pro forma selected operations data for the fiscal year ended December 31, 1995, after giving effect to the Merger as if the Merger were consummated on January 1, 1995, and unaudited pro forma selected balance sheet data at December 31, 1995, giving effect to the GE Medical Financial Transactions with Maxum and AHS and to the Merger, in each case, as if consummated on such date, using the purchase method of accounting, with Maxum being treated as the acquiror.

  The following unaudited pro forma selected financial data is provided for comparative purposes only and should be read in conjunction with the unaudited pro forma condensed consolidated financial statements and notes thereto, the audited consolidated financial statements of Maxum and the related notes thereto and the audited consolidated financial statements of AHS and the related notes thereto contained elsewhere herein. The following unaudited pro forma selected financial data does not purport to be indicative of the results that actually would have occurred if the Merger and acquisitions had been consummated on the dates indicated or which may be obtained in the future.

            (AMOUNTS IN THOUSANDS, EXCEPT SHARES AND PER SHARE DATA)

                                                                 YEAR ENDED
                                                             DECEMBER 31, 1995
                                                            --------------------
     STATEMENT OF OPERATIONS DATA:
     Revenues..............................................        $87,119
     Income from:
       Company operations..................................          1,422
       Unconsolidated partnerships.........................            348
     Operating income......................................          1,770
     Net loss..............................................         (2,279)
     Net loss per common share.............................       $  (0.84)
     Weighted average common shares outstanding............      2,710,240
                                                            AT DECEMBER 31, 1995
                                                            --------------------
     BALANCE SHEET DATA:
     Working capital (deficit).............................        $  (576)
     Property and equipment, net...........................         32,555
     Intangible assets.....................................         17,402
     Total assets..........................................         73,966
     Total long-term liabilities...........................         39,406
     Stockholders' equity..................................          9,886

                             SUMMARY FINANCIAL DATA

  The following tables set forth selected consolidated historical financial data for Maxum and AHS. The data have been derived in part from, and should be read in conjunction with, the audited consolidated financial statements and the related notes thereto and other financial information with respect to Maxum and AHS set forth elsewhere in this Joint Proxy Statement/Prospectus, and such data are qualified in their entirety by reference thereto.

                                     MAXUM

                                           YEARS ENDED DECEMBER 31,
                          ---------------------------------------------------------------
                            1995(4)       1994         1993         1992         1991
                          ------------------------  -----------  -----------  -----------
                           (AMOUNTS IN THOUSANDS, EXCEPT SHARES AND PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Revenues................      $50,609      $45,868      $45,075     $ 45,135      $34,388
Income (loss) from:
  Company opera-
   tions(1).............       (1,541)      (3,611)      (6,725)      (6,941)       2,455
  Unconsolidated part-
   nerships.............          348          834          685        1,020          428
                          -----------  -----------  -----------  -----------  -----------
Operating income
 (loss).................       (1,193)      (2,777)      (6,040)      (5,921)       2,883
Income (loss) before ex-
 traordinary gain(2)....       (4,319)         814       (7,813)      (8,312)        (763)
Extraordinary gain......          --         3,342        1,036          --           --
                          -----------  -----------  -----------  -----------  -----------
Net income (loss).......       (4,319)       4,156       (6,777)      (8,312)        (763)
  Preferred stock divi-
   dends, net...........          --           --           --           --          (254)
                          -----------  -----------  -----------  -----------  -----------
Income (loss) applicable
 to common stock........     $ (4,319)     $ 4,156     $ (6,777)    $ (8,312)    $ (1,017)
                          ===========  ===========  ===========  ===========  ===========
Income (loss) per share
 before extraordinary
 gain...................     $  (1.92)     $  0.35     $  (2.69)   $   (2.93)    $  (0.61)
Net income (loss) per
 common share(3)........     $  (1.92)     $  1.77     $  (2.33)   $   (2.93)    $  (0.61)
Weighted average common
 shares outstanding(3)..    2,248,883    2,345,209    2,912,786    2,840,471    1,679,409
                                                AT DECEMBER 31,
                          ---------------------------------------------------------------
                            1995(4)       1994         1993         1992         1991
                          ------------------------  -----------  -----------  -----------
BALANCE SHEET DATA:
Working capital (defi-
 cit)...................     $ (2,228)     $ 1,587     $ (8,594)    $(14,607)    $ (2,009)
Property and equipment,
 net....................       12,386        5,272        9,791       18,772       25,638
Intangible assets.......        4,047        1,194        1,263        2,513        1,641
Total assets............       28,926       23,050       23,566       38,043       42,203
Total long-term liabili-
 ties...................       19,723        9,575        7,967        8,368       19,244
Stockholders' equity
 (deficit)..............       (4,005)         300       (3,857)       2,502       10,150

- --------
(1) Includes a (net credit) provision for prior restructuring costs of $(0.5) million and $7.5 million in 1993 and 1992, respectively.
(2) 1995 includes a $1.5 million provision for Maxum's securities litigation settlement and 1994 includes a $4.8 million gain, net of income tax provision of $0.2 million, on the sale of Maxum's lithotripsy partnership interests.
(3) Amounts for 1991 are computed on a pro forma basis as if the recapitalization leading to the initial public offering in 1991 had occurred at January 1, 1991.
(4) Includes two significant acquisitions which were completed during the year. See "Maxum's Management's Discussion and Analysis of Financial Condition and Results of Operations--Acquisitions" included herein, and Note 4 of Appendix H attached hereto.

                                      AHS

                                          YEARS ENDED DECEMBER 31,
                               ----------------------------------------------------
                                 1995       1994       1993      1992       1991
                               ---------  ---------  --------- ---------  ---------
                                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues.....................  $  36,999  $  36,046  $ 37,515  $  38,347  $ 41,850
Expenses.....................     30,729     29,971    32,580     34,947    35,495
                               ---------  ---------  --------  ---------  --------
Income from center
 operations..................      6,270      6,075     4,935      3,400     6,355
Corporate operating
 expenses....................      3,886      3,474     3,452      3,892     3,077
Other expenses(1)............        --         --        --      11,873       --
Net interest expense.........      3,492      4,015     3,921      2,319     2,230
                               ---------  ---------  --------  ---------  --------
Income (loss) before
 provision for income taxes..     (1,108)    (1,414)   (2,438)   (14,684)    1,048
Income (loss) from continuing
 operations..................     (1,138)    (1,451)   (2,466)   (14,715)    1,018
Extraordinary gain(2)........        --         306       --         --        --
                               ---------  ---------  --------  ---------  --------
Net income (loss)............  $  (1,138) $  (1,145) $ (2,466) $ (14,715) $  1,018
                               =========  =========  ========  =========  ========
EARNINGS (LOSS) PER SHARE:
Income (loss) from continuing
 operations..................  $   (0.12) $   (0.15) $  (0.25) $   (1.51) $   0.07
Extraordinary gain...........        --        0.03       --         --        --
                               ---------  ---------  --------  ---------  --------
Earnings (loss) per share....  $   (0.12) $   (0.12) $  (0.25) $   (1.51) $   0.07
                               =========  =========  ========  =========  ========
                                               AT DECEMBER 31,
                               ----------------------------------------------------
                                 1995       1994       1993      1992       1991
                               ---------  ---------  --------- ---------  ---------
BALANCE SHEET DATA:
Working capital
 (deficit)(3)................  $ (11,194) $   2,588  $  3,310  $   4,623  $  7,459
Property and equipment, net..     20,169     25,521    28,303     15,588    16,622
Intangible assets............      2,755      2,106     1,754      1,718     3,585
Total assets.................     36,440     40,223    43,467     31,168    35,622
Total long-term liabilities..     22,230     41,097    42,408     27,905    19,794
Stockholders' equity
 (deficit)(4)................    (12,102)   (10,964)   (9,849)    (7,477)    6,287

- --------

(1) Other expenses were approximately $11,873 for the year ended December 31, 1992. These other expenses consisted of (i) write-downs of certain equipment and lease rights to the estimated realizable value of the assets ($5,093), (ii) the establishment of reserves for centers which AHS has closed or considered closing ($5,380), and (iii) the write-off of certain transactional costs associated with financing activities with its primary lender which were never consummated ($1,400). No other expenses were recorded in 1995, 1994, 1993 and 1991, respectively.
(2) In 1994, as a result of a long-term debt restructuring agreement with GE Medical, AHS recorded an extraordinary gain on restructuring of long-term debt.
(3) The decrease in working capital of $13,782 from 1994 to 1995 is primarily due to the reclassification of long-term liabilities to current liabilities as a result of scheduled debt maturities.
(4) There have been no dividends declared by AHS since January 1, 1991 other than the Series A Preferred Stock dividends declared and payable on January 1, and April 1, 1991, to the holders of record of the Series A Preferred Stock (which has since been canceled) on such dates.

                                 RISK FACTORS

  The following factors, in addition to those discussed elsewhere in this Joint Proxy Statement/Prospectus, should be carefully considered in evaluating the Merger and the receipt by Maxum and AHS stockholders of InSight Common Stock in connection therewith.

HISTORY OF LOSSES; UNCERTAIN PROFITABILITY PROSPECTS

  Each of the Companies has experienced a net loss during each of the three years ended December 31, 1993, 1994 and 1995, except that Maxum had a net profit of approximately $4.2 million for the year ended December 31, 1994, due primarily to a gain of approximately $4.8 million, net of related income taxes, from the sale of its interests in three partnerships which provided mobile lithotripsy services and due to an extraordinary net gain from the extinguishments of debt of approximately $3.3 million. The net losses for Maxum for the years ended December 31, 1993 and 1995 were $7.8 million (before extraordinary gain of $1.0 million) and $4.3 million, respectively, and for AHS for the years ended December 31, 1993, 1994 and 1995 were $2.5 million, $1.5 million (before extraordinary gain of $0.3 million) and $1.1 million, respectively. There can be no assurance that InSight will achieve profitability at any time in the near term or at any time in the future. See "Maxum's Management's Discussion and Analysis of Results of Operations and Financial Condition" and "AHS Management's Discussion and Analysis of Results of Operations and Financial Condition."

INTEGRATION OF THE BUSINESSES

  The Merger involves the integration of two companies that have previously operated independently. There can be no assurance that InSight will not encounter difficulties in integrating the operations of Maxum and AHS or that the benefits expected from such integration will be realized. Any material delays or unexpected costs incurred in connection with such integration will have a material adverse effect on the business, results of operations, liquidity and financial condition of InSight. Furthermore, there can be no assurance that the operations, managements and personnel of the two Companies will be compatible or that Maxum or AHS will not experience the loss of key personnel. Among the factors considered by the Maxum Board and AHS Board in connection with their approval of the Merger Proposal were the opportunities for efficiencies expected to result from the Merger. While Maxum and AHS expect to achieve annual savings in overhead and administrative costs as a result of the Merger (including, without limitation, integration of office facilities, information systems and support functions), such anticipated savings cannot be quantified at this time. There can be no assurance that InSight will achieve the desired levels of efficiencies and cost savings as a result of the integration of the Companies. Failure to achieve such desired levels of efficiencies and cost savings will have a material adverse effect on the business, results of operation, liquidity and financial condition of InSight.

UNCERTAINTIES RELATING TO INSIGHT'S ABILITY TO CARRY OUT ITS BUSINESS STRATEGY

  The diagnostic imaging industry is subject to a number of uncertainties and risks that may impede InSight's prospects for profitable operations. As a result, InSight's strategy is expected to include (i) increasing its market share by acquisitions or business combinations and (ii) entering other lines of business that are related to diagnostic imaging. InSight's ability to carry out this strategy will be dependent upon a number of factors, some of which will be beyond its control, including the availability of opportunities to acquire or combine with other businesses, the availability of additional capital, obtaining consents of GE Medical as its creditor and holder of its preferred stock and effecting such actions with non-cash consideration. InSight's inability to carry out this strategy will have a material adverse effect on the business, results of operations, liquidity and financial condition of InSight and will result in a lack of profitability for InSight.

POSSIBLE LIMITATIONS ON AND DELAYS IN REIMBURSEMENT BY THIRD-PARTY PAYORS

  Because most patients who utilize the services of Maxum and AHS rely on third-party or government reimbursement in payment for health care, the amount and availability of third-party and government reimbursement for diagnostic imaging directly impacts the use and, therefore, revenues, of the Companies. Reductions in third-party and government reimbursement have occurred in response to national concern over rising health care costs. Future reductions in third-party and government reimbursement for the Companies' services could have a material adverse effect on the business, results of operations, liquidity and financial condition of InSight.

  In addition to the foregoing, managed care organizations, which represent an increasingly significant source of reimbursement to the Companies, are placing downward pressure both on the prices the Companies can obtain for their services and on utilizations of high cost procedures. Such managed care organizations either negotiate capitated payment arrangements for imaging services, pursuant to which providers are compensated by fixed rates per member per month regardless of the total cost of services rendered, or use the abundance of capacity to force reimbursement to lower levels, and thereby achieve similar results to those arising from capitation. Most managed care organizations limit imaging services to contracted providers. As an increasing percentage of patients come under the control of managed care entities, the Companies believe that InSight's success will, in part, be dependent upon its ability to negotiate managed care contracts with health maintenance organizations ("HMOs"), preferred provider organizations ("PPOs"), and other private third-party payors. Such contracts with HMOs often shift much of the financial risk of providing care (particularly regarding patient utilization) from the payor to the provider. There can be no assurance that InSight will be able to negotiate additional satisfactory arrangements on a capitated or other risk sharing basis or that any managed care contracts it enters into will not adversely affect InSight.

  Any of the interrelated lowering of reimbursement rates, reductions in utilization of high-cost procedures, and negotiating for reduced contract rates and capitated contracts could have a material adverse effect on the business, results of operations, liquidity and financial condition of InSight. See "Business of Maxum--Reimbursement," "--Customers and Fees" and "Business of AHS--Governmental Regulation."

CONTRACT RENEWALS AND FINANCIAL STABILITY OF CUSTOMERS

  Each year, a large percentage of Maxum's fee-for-service agreements come up for renewal. Fee-for-service contracts, covering approximately 36%, 36% and 28% of Maxum's annual revenues are subject to renewal during 1996, 1997 and thereafter, respectively. Since certain high volume accounts have historically chosen to purchase their own imaging equipment, Maxum expects that certain contracts will not be renewed. The non-renewal of a single customer contract would not have a material impact on revenues. However, non-renewals in the aggregate, if comprised of several significant contracts, could have a material impact on fee-for-service revenues. If the impact of the non-renewal of such contracts is not offset by contracts with new customers and growth in revenues from existing customers, such events would have a material adverse effect on the business, results of operations, liquidity and financial condition of InSight. There can be no assurance that InSight will be able to replace contracts that are not renewed with new accounts or expand services to existing accounts. In addition, AHS revenues in certain markets depend to a significant extent on certain customers with large volumes of business. If, in the future, reimbursement levels of such customers were to decline or cease, if such customers were to close in connection with the consolidation of hospitals in InSight's markets, or if such customers were to become financially insolvent, such events would have a material adverse effect on the business, results of operations, liquidity and financial condition of InSight. While no single source accounts for more than 10% of the revenues of Maxum or AHS, individually, AHS has six individual contracts with the County of Los Angeles (the "County") covering six separate sites. In the aggregate, these sites represent approximately 24% of the annual revenues of AHS. From time to time, the County has experienced financial difficulties. Should the County terminate these contracts or otherwise curtail its activities with AHS, such actions would have a material adverse effect on the business, results of operations, liquidity and financial condition of InSight. See "Business of Maxum--Customers and Fees" and "Business of AHS--Imaging and Treatment Center Profile."

TECHNOLOGICAL CHANGES

  The diagnostic imaging industry has been characterized by rapid technological advances. Customers of diagnostic imaging services often require their radiology providers to operate high-field imaging equipment. Radiology providers who operate state of the art, high-field equipment, therefore, have a competitive advantage over those providers who do not. A material portion of Maxum's equipment is not high-field equipment, and a failure to upgrade such equipment could have a material adverse effect on the business, results of operations, liquidity and financial condition of InSight. For a more detailed description of Maxum's equipment, see "Business of Maxum--Strategy and Marketing."

  There can be no assurance that certain recently available upgrades will be economically feasible for InSight to acquire in the future or acceptable to InSight's customers or potential customers. In addition, the development of new technologies or refinements of existing ones could potentially make existing equipment technologically obsolete, or cause a reduction in the value of, or reduce the need for, such equipment. There can be no assurance that technological developments that would be likely to materially and adversely affect the business, results of operations, liquidity and financial condition of InSight will not occur; or, should such developments occur, there can be no assurance that InSight will be able to acquire any new or improved equipment or upgrades to the extent necessary to service its customers and to compete effectively in the industry. The cost of purchasing new equipment could also have a material adverse effect on the business, results of operation, liquidity and financial condition of InSight. See "Business of Maxum--New Technology and Possible Obsolescence" and "Business of AHS--Strategy and Marketing."

LIQUIDITY AND CASH FLOW PRESSURES; LEVERAGE

  InSight will operate in a capital intensive industry that recently has been burdened by external pressures to contain costs and reduce fees. InSight may not be in a position to maintain adequate liquidity and respond to further expected and unexpected industry pressures. Financial covenants contained in existing agreements limit InSight's ability to incur additional debt, enter into additional leases for equipment, raise capital or conduct acquisitions or other corporate transactions. Consequently, InSight will be substantially dependent upon cash flow from operations to satisfy debt service and other obligations. If cash provided by operations is not sufficient, InSight may experience difficulty in meeting its obligations to creditors, vendors and lessors. Additionally, InSight will be a highly leveraged company. As such, InSight is very vulnerable to economic pressures in the health care industry and is limited in its ability to alter its financial or capital structure to respond to these pressures. Therefore, despite the restructuring of indebtedness with the GE Parties and the economies of scale and operating efficiencies anticipated as a result of the Merger, there can be no assurance that future defaults on indebtedness and lease obligations will not occur and, if waivers cannot be obtained, that the amounts owing will not be accelerated, leaving InSight facing potential insolvency. See "Maxum's Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources," "AHS Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition, Liquidity and Capital Resources" and "Debt Restructuring and Issuance of Preferred Stock to GE Medical."

GOVERNMENTAL REGULATION

  Many aspects of the health care industry in the United States are presently subject to extensive federal and state governmental regulation. Moreover, health care reform efforts have stimulated closer scrutiny of each patient's need for diagnostic testing, with the aim of eliminating unnecessary tests and thereby reducing the total volume of tests and the overall cost of health care. Although each of the Companies believes it is in material compliance with all applicable federal and state laws and regulations, there can be no assurance that such laws or regulations will not be amended, interpreted or applied in the future in such a way as to have a material adverse effect on the business, results of operations, liquidity and financial condition of InSight.

  The following discussion of certain laws and regulations is not intended to be inclusive of all laws and regulations that affect InSight, but is only a brief summary of certain key laws and regulations that may affect InSight. For further discussion, see "Business of Maxum--Government Regulations," "-- Reimbursement" and "Business of AHS--Government Regulations."

  Fraud and Abuse/Anti-Kickback Provisions. The relationships among providers of health care services, such as the Companies, physicians, hospitals and clinicians are subject to extensive and increasing regulations at the federal and state levels. Federal Medicare-Medicaid fraud and abuse statutes and similar state statutes prohibit bribes, kickbacks and rebates, and any direct or indirect remuneration in connection with the furnishing or arranging of services, items or equipment for which payment may be made in whole or in part under the Medicare or Medicaid program and other governmental health care programs. Laws regulating the provision of health care services include the fraud and abuse provisions of the Medicare and Medicaid statutes, which prohibit the solicitation, payment, receipt or offering of any direct or indirect remuneration for the referral of Medicare or Medicaid patients or for the recommending, leasing, arranging, ordering or providing of Medicare or Medicaid covered services, items or equipment. Other federal and state laws impose significant penalties and repayment provisions for false or improper billings for physician services. Violation of these statutes may result in substantial civil or criminal penalties, including civil money penalties, imprisonment, and/or possible exclusion from the Medicare, Medicaid and other governmental programs. In recent years, there has been increasing scrutiny by law enforcement authorities, the United States Department of Health and Human Services, various state agencies, the federal and state courts and Congress of financial arrangements between health care providers and potential sources of patient and similar referrals of business to ensure that such arrangements are not designed as mechanisms to pay for patient referrals. While each of the Companies believes it is in compliance with such laws, due to the potentially broad prohibitions contained in these federal and state laws and the infrequent interpretations of such laws, there can be no assurance that the business practices of the Companies would be construed to comply with these laws in all respects by applicable federal or state authorities. Furthermore, there can be no assurance that the failure to comply with such laws would not have a material adverse effect on the business, results of operations, liquidity and financial condition of InSight.

  Physician Self-Referral. Federal legislation prohibits, after December 31, 1994, physician referrals of Medicare and Medicaid patients to diagnostic imaging centers in which the physician has a financial interest. Certain states have enacted similar legislation. Violations of the laws could result in substantial fines, exclusion from Medicare, Medicaid and other governmental programs and the denial of payments for the service or the requirement to refund payment for the service. Physicians with compensation arrangements with the Companies, such as interpreting physicians, are subject to these referral prohibitions, unless the arrangement fits within an exception in the law. While each of the Companies believes it is in compliance with this legislation, there can be no assurance that the business practices of the Companies would be construed to be in compliance with such law in all respects by applicable federal or state authorities.

  Certificates of Need. In some states, a certificate of need ("CON") or similar regulatory approval is required prior to the acquisition of medical equipment or provision of medical services. CON regulations can limit or preclude a provider from providing diagnostic imaging services or equipment. The CON application process may be lengthy and costly. A significant increase in the number of states regulating the businesses within the CON framework could adversely affect the Companies. Conversely, repeal of existing CON regulations in jurisdictions where the Companies have obtained a CON could also have an adverse effect, since obtaining a CON provides the Companies with a competitive advantage in obtaining and retaining customers in such jurisdictions.

  Licensing and Related Restrictions. The operations of outpatient imaging centers are subject to federal and state regulations relating to licensure, standards of testing, accreditation of certain personnel, and compliance with governmental reimbursement programs. The operation of these centers requires a number of federal and state licenses, including licenses for technical personnel and certain equipment, the failure to obtain any of which could have a material adverse effect on the business, results of operations, liquidity and financial condition of InSight. While each of the Companies believes it is in compliance with applicable federal and state licensure requirements, there can be no assurance that such requirements could not be applied or construed in a way that is materially adverse to the business, results of operations, liquidity and financial condition of InSight. Each of the Companies believes that diagnostic testing will continue to be subject to intense regulation at the federal and state levels and cannot predict the scope and effect thereof.

  The laws of many states prohibit physicians from splitting fees with nonphysicians and prohibit nonphysician entities (such as the Companies) from practicing medicine and, in certain circumstances, from employing physicians. Each of the Companies believes its current activities do not constitute fee-splitting or the corporate practice of medicine as contemplated by these statutes. There can be no assurance, however, that future interpretations of such laws will not require structural and organizational modifications of the Companies' existing relationships with physicians. In addition, statutes in some states could restrict expansion of InSight's operations into those jurisdictions.

  FDA Regulation. The use of diagnostic imaging systems is subject to regulation by the Food and Drug Administration ("FDA") as a medical device. For example, diagnostic imaging centers performing mammography services must meet federal, and in some jurisdictions, state standards for quality, as well as certification requirements. The FDA has approved the devices used by the Companies in substantially all currently utilized procedures. Although considered by the Companies to be unlikely, there can be no assurance that the FDA will not promulgate additional, more restrictive regulations in the future that may affect the use of diagnostic imaging systems and the business practices of InSight.

CERTAIN RIGHTS OF PRIMARY CREDITOR

  As a result of the GE Medical Financial Transactions, after the Effective Time, InSight will be significantly restricted in its ability to raise capital, incur additional debt or engage in numerous other corporate transactions without first obtaining a waiver or consent from GE Medical. For example, the Restructuring Agreement contains certain covenants that, among other things, either prohibit or substantially restrict InSight from (i) changing the nature or conduct of its business, (ii) consolidating, merging or making any acquisition of all or substantially all of the assets of another entity or division, (iii) making any distributions, (iv) increasing salaries of its management, (v) entering into transactions with affiliates, (vi) providing guaranties, (vii) creating liens on its assets, (viii) incurring indebtedness (except for the indebtedness owed to the GE Parties), (ix) disposing of its assets, (x) changing its capital structure and (xi) except in the ordinary course of business, creating or becoming a member or a partner in a joint venture or a partnership, without first obtaining a waiver or consent from GE Medical.

  In addition, even if all indebtedness to GE Medical were paid in full, the terms of the InSight Series A Preferred Stock that GE Medical will receive at the Effective Time will require the affirmative approval of GE Medical, as holder of such stock, in order to effectuate a number of transactions, including, but not limited to, certain asset sales, the liquidation or dissolution of InSight, a merger of InSight, the issuance of equity securities having a preference over or on a parity with InSight Series A Preferred Stock, and the amendment of InSight's charter documents. GE Medical, as the holder of InSight Series A Preferred Stock, will have the ability to prohibit or substantially restrict InSight's activities in raising additional capital and engaging in certain acquisitions and other corporate transactions. See "Debt Restructuring and Issuance of Preferred Stock to GE Medical."

POTENTIAL CONFLICTS OF INTEREST OF HOLDER OF INSIGHT SERIES A PREFERRED STOCK

  GE Medical, which will hold Insight Series A Preferred Stock at the Effective Time convertible into approximately 48% of the InSight Common Stock issued and outstanding (after giving effect to such conversion), is a major manufacturer and distributor of medical diagnostic imaging equipment. In connection therewith, GE Medical also has significant interests, generally as a creditor and in some cases as the holder of equity securities or the right to purchase equity securities, in other companies that provide diagnostic imaging and related management services. As a result of such interests in competitors of InSight, potential conflicts of interest exist for GE Medical in its role as a stockholder of InSight. These conflicts could have a material adverse effect upon the business, results of operations, liquidity and financial condition of InSight.

UNCERTAINTY REGARDING HEALTH CARE ENVIRONMENT; PENDING LEGISLATION

  The health care industry in the United States has undergone substantial changes in recent years, and political, economic, legislative and regulatory influences can be expected to result in significant changes in the future. Although the United States Congress has thus far failed to pass comprehensive health care reform legislation, the Companies anticipate that both Congress and state legislatures will continue to review and assess alternative health care delivery and payment systems, and may in the future propose and adopt legislation that will effect fundamental changes in the nation's health care system. Congress has recently considered major reductions in the rate of increase of Medicare and Medicaid spending as part of efforts to balance the budget of the United States. The Companies cannot predict the ultimate timing, scope or effect of any legislation concerning health care reform, including legislation affecting the Medicare, Medicaid and other governmental programs. Any proposed federal legislation, if adopted, could result in significant changes in the availability, delivery, pricing and payment for health care services and products. Various state agencies also have undertaken or are considering significant health care reform initiatives, particularly with their state Medicaid programs, and will continue to do so either in contemplation of or reaction to health care reform measures adopted at the federal level. Any such reforms on the federal or state level could have a material adverse effect on the business, results of operations, liquidity and financial condition of InSight.

ADVERSE UTILIZATION TRENDS FOR CERTAIN DIAGNOSTIC IMAGING PROCEDURES

  Currently, the supply of diagnostic imaging equipment exceeds the demand for such equipment in the market. Moreover, following the Merger, the demand for utilization of diagnostic imaging equipment may be negatively affected by perceptions that diagnostic imaging services such as those provided by the Companies are overutilized. In some instances, federal and state governments, the insurance industry and third-party payors have determined that such imaging procedures are overutilized by referring physicians and may be medically unnecessary. As a result, certain payors have been denying and/or delaying payment for these procedures based on the diagnosis and the number of diagnostic procedures performed on the patient. The current excess capacity for diagnostic imaging equipment, coupled with an increased rate of denials of, or delays in, payment by payors, could have a material adverse effect on the business, results of operations, liquidity and financial condition of InSight. In addition, hospitals comprise a large portion of the Companies' customers. Continued consolidation in the hospital industry will cause certain hospitals to close and, as a result, will decrease utilization of the Companies' services. Such continued trends will have a material adverse effect on the business, results of operations, liquidity and financial condition of InSight.

POTENTIAL ADVERSE EFFECT OF CERTAIN LITIGATION

  Maxum is a party to securities litigation which, if determined adversely, could have a material adverse effect on the business, results of operations, liquidity and financial condition of InSight. Maxum has entered into a Stipulation of Settlement providing for the settlement of this securities litigation, and if the litigation is settled as provided in such agreement, Maxum should have no material liability therefor in excess of the accrued liability included in its 1995 year end financial statements. If the foregoing litigation against Maxum is not resolved as contemplated by the Stipulation of Settlement, the ultimate result of such litigation could have a material adverse effect on the business, results of operations, liquidity and financial condition of InSight. See "Business of Maxum--Legal Proceedings."

POSSIBLE LOSS OF OR INABILITY TO ATTRACT KEY PERSONNEL

  The success of InSight will depend largely on the ability to retain and attract highly qualified managerial personnel. In particular, InSight will be highly dependent on each of its executive officers as of the Effective Time. Furthermore, the success of InSight's centers after the Merger will continue to depend on the ability of the Companies to retain and attract competent managers for each location. There can be no assurance that InSight will be successful in attracting or retaining key personnel. The inability to attract and retain key personnel could have a material adverse effect on the business, results of operations, liquidity and financial condition of InSight. See "The Merger--Interests of Certain Persons in the Merger" and "Operation, Management and Business of InSight After the Merger--Management of InSight."

COMPETITION

  The health care industry, including the market for diagnostic imaging services, is highly competitive. InSight will compete with other fixed-site and mobile providers of imaging services, equipment manufacturers, individual hospitals and hospital chains, networks of radiologists and radiology groups, outpatient centers, private clinics and physician groups and managed care organizations. Many of these competitors have substantially greater resources than InSight and operate, or have the resources available to operate, imaging equipment that is technologically more advanced than that of InSight. In addition, some competitors have existing relationships in local medical communities which may be superior to those of InSight, thereby making expansion into these markets difficult. There can be no assurance that competition in existing or new markets will not have a material adverse effect on the business, results of operations, liquidity and financial condition of InSight.

POTENTIAL PROFESSIONAL LIABILITY

  Maxum and AHS each maintain medical professional liability insurance. In addition, the Companies require either the health care professionals and/or the hospitals with whom they contract to maintain insurance. However, there can be no assurance that claims will not exceed the amount of insurance maintained or that all such claims will be covered by insurance. These insurance policies must be renewed annually. While the Companies have been able to obtain liability insurance in the past, such insurance may not be available in the future on terms acceptable to InSight, if at all. A successful claim in excess of the insurance coverage could have a material adverse effect on the business, results of operations, liquidity and financial condition of InSight. Claims, regardless of their merit or eventual outcome, also may have a material adverse effect on the business, results of operations, liquidity and financial condition of InSight.

DILUTION OF VOTING POWER; POTENTIAL ADVERSE IMPACT OF FUTURE SALE OF INSIGHT SHARES

  Based upon the number of outstanding shares of Maxum Common Stock, AHS Common Stock, and AHS Series B Preferred Stock as of May 6, 1996, approximately 2,710,240 shares of InSight Common Stock would be outstanding at the Effective Time, assuming that (i) no stockholders of Maxum or AHS exercise their appraisal rights, (ii) no cash is paid in lieu of fractional shares, (iii) no options or warrants to purchase in the aggregate 420,566 shares of InSight Common Stock to be in existence at the Effective Time are exercised and (iv) there is no conversion of the InSight Series A Preferred Stock. Of such shares of InSight Common Stock, 1,360,332 shares, representing approximately 50.2% of the total, will be held by former Maxum stockholders, and 1,349,908 shares, representing approximately 49.8% of the total, will be held by former AHS stockholders. As a result, the stockholders of Maxum and AHS will experience immediate and substantial voting dilution upon the Effective Time. Additionally, after the Effective Time, if GE Medical converts all or a substantial portion of its InSight Series A Preferred Stock into InSight Common Stock, the former stockholders of AHS and Maxum will experience further substantial and immediate voting dilution inasmuch as such InSight Series A Preferred Stock will convert into approximately 48% of all outstanding shares of InSight Common Stock as of the Effective Time (after giving effect to such conversion). See "Debt Restructuring and Issuance of Preferred Stock to GE Medical."

  Shares of Maxum Common Stock and AHS Common Stock that are outstanding prior to the Effective Time will, after conversion into shares of InSight Common Stock, be freely tradeable without restriction under the Securities Act, except those shares that are received by persons who are "affiliates" of InSight, Maxum or AHS. Additional shares of InSight Common Stock, including 420,566 shares issuable upon exercise of options, warrants and other rights to purchase shares of Maxum Common Stock and AHS Common Stock outstanding as of May 6, 1996, will also become available for sale in the public market from time to time in the future. See "The Merger--Resales of InSight Common Stock." GE Medical will also have the right, after a year following the Effective Time, under certain circumstances, to require InSight to register the InSight Common Stock issuable upon the conversion of its InSight Series A Preferred Stock. Upon registration, the InSight Common Stock issuable upon conversion of GE Medical's InSight Series A Preferred Stock will be freely tradeable without restriction under the Securities Act. A sale of all or a substantial part of such InSight Common Stock in the market could adversely affect the trading prices of InSight Common Stock. See "Operation, Management and
Business of InSight after the Merger--Description of Capital Stock of InSight."

DIFFERENCES AMONG THE CORPORATE GOVERNANCE DOCUMENTS OF INSIGHT, MAXUM AND AHS

  There are certain material differences between the InSight Certificate and Bylaws when they are compared to the corporate governance documents of Maxum and AHS. Such material differences include the rights of holders of InSight Series A Preferred Stock, including the rights of such holders to vote as a separate class on a number of transactions. In addition, such material differences include provisions in the InSight Certificate and Bylaws that may have the effect of delaying or preventing a change of control of InSight, including a requirement that a supermajority vote (80%) of the InSight capital stock entitled to vote be obtained to remove a director of InSight. See "The Merger--Rights of Security Holders."

POTENTIAL IMPACT OF LIQUIDATION PREFERENCE OF INSIGHT SERIES A PREFERRED STOCK; ADJUSTMENTS TO CONVERSION PRICE OF INSIGHT SERIES A PREFERRED STOCK RESULTING FROM CERTAIN ISSUANCES OF INSIGHT COMMON STOCK

  Pursuant to the terms of the InSight Certificate, the holders of InSight Series A Preferred Stock will be entitled to receive a preferential liquidation distribution of InSight's assets over the holders of InSight Common Stock if InSight liquidates its assets, dissolves or winds up its business, either voluntarily or involuntarily. The aggregate liquidation preference for the entire InSight Series A Preferred Stock is an amount equal to declared and unpaid dividends thereon, plus either (i) in the event of certain bankruptcy or other proceedings or arrangements relating to InSight's insolvency, $24.0 million or (ii) in other specified circumstances, including certain sales of stock or assets, the greater of $16.0 million or a value based upon certain trading prices of InSight Common Stock. Initially, the aggregate market capitalization of InSight (including the valuation of InSight Series A Preferred Stock at the market price of InSight Common Stock into which it is convertible) could be less than $24.0 million or even $16.0 million.

  Pursuant to the InSight Certificate, each share of InSight Series A Preferred Stock is convertible, at the option of the holder thereof, into such number of shares of InSight Common Stock determined by dividing the Original Price (which is equal to the greater of (i) $16.0 million divided by the total number of shares outstanding at the Effective Time of the Merger or (ii) the average of the closing prices of InSight Common Stock during the 20-trading day period ending 30 trading days after the Effective Time) by the "Conversion Price." The initial Conversion Price is equal to the Original Price, but, in certain circumstances, is subject to adjustment in the event InSight issues, after the Effective Time, additional shares of InSight Common Stock for consideration per share that is less than the Conversion Price in effect immediately before the issuance of such InSight Common Stock.

  There can be no assurance, after the Effective Time, that an event triggering the InSight Series A Preferred Stock's liquidation preference will not occur and, if so, that any assets of InSight will remain available for distribution to the holders of InSight Common Stock after payments are made to the holders of InSight Series A Preferred Stock. The occurrence of such event could have a material adverse effect on the market price of InSight Common Stock, at least until such time, if any, as the market capitalization of InSight increases to a point at which it substantially exceeds the aggregate liquidation preference of the InSight Series A Preferred Stock described above. The effect of any adjustments to the Conversion Price described in the preceding paragraph will be to cause immediate dilution to the interests of the holders of InSight Common Stock because holders of InSight Series A Preferred Stock will be entitled to convert their shares of preferred stock into a greater number of shares of InSight Common Stock at the Effective Time. This provision may tend to depress trading prices of InSight Common Stock or the prices at which new issuances of InSight Common Stock can be effected. See "Description of Capital Stock of InSight--InSight Series A Preferred Stock to be issued to GE Medical."

THIRD-PARTY CONSENTS TO THE MERGER

  It is a condition to the obligations of each of Maxum and AHS to consummate the Merger that each party obtain all consents to the Merger pursuant to contracts with third parties, including customers, except where the failure to obtain any such consent would not have a material adverse effect on the consummation of the Merger or on InSight or any of its subsidiaries taken as a whole. The consummation of the Merger may entitle certain customers of either of the Companies, particularly a material customer of AHS, to terminate certain contracts with such Company. There can be no assurance that all consents that are being sought by the Companies will be obtained. The Merger could be consummated without some or all of such third-party consents, and certain customer contracts (which in the case of AHS could be material) might be terminated resulting in a material adverse effect on the business, results of operations, liquidity and financial condition of InSight.

LIMITATION ON AVAILABILITY OF NET OPERATING LOSS CARRY FORWARDS FOR FEDERAL INCOME TAX PURPOSES

  Both Maxum and AHS have substantial pre-Merger net operating loss carry forwards ("NOLs"). In general, NOLs represent tax attributes that can be carried forward to offset future taxable income of a taxpayer. After the Effective Time, however, neither Maxum nor AHS is expected to have any meaningful NOLs available to offset future income of InSight for two reasons. First, their respective NOLs will be largely utilized to offset the cancellation of debt income created when Maxum and AHS issue to GE Medical the Maxum Series B Preferred Stock and AHS Series C Preferred Stock. Second, whatever NOLs remain thereafter will be restricted under Section 382 of the Internal Revenue Code of 1986, as amended. As a result, Maxum and AHS do not believe that the NOLs will provide material benefits to InSight after the Merger. The amount, if any, of NOLs available for annual use by AHS, Maxum or InSight after the Merger cannot be quantified at this time. See "The Merger-- Federal Income Tax Considerations."

                         THE MAXUM STOCKHOLDER MEETING

TIME, DATE AND PLACE OF MAXUM MEETING

  The Maxum Special Meeting will be held at 10:00 a.m., Central Daylight Time, on Tuesday, June 25, 1996, at Dallas Medallion, 4099 Valley View Lane (LBJ Freeway and Midway Road), Dallas, Texas 75244.

BUSINESS TO BE CONDUCTED AT THE MAXUM MEETING

  Each copy of this Joint Proxy Statement/Prospectus mailed to Maxum stockholders is accompanied by a form of proxy solicited by the Maxum Board for use at the Maxum Special Meeting and at any adjournment thereof. At the Maxum Special Meeting, the Maxum stockholders will vote upon the Merger Proposal. See "The Merger." The Maxum stockholders will also be asked at the Maxum Special Meeting to vote upon the InSight Option Plans Proposal. The principal provisions of the InSight Option Plans are described in the section below entitled "Proposal No. 2: Approval of the InSight Option Plans Proposal." The Maxum stockholders will be further asked to consider and vote upon the Maxum Option Ratification Proposal. See "Maxum Proposal No. 3:
Approval of Maxum Option Ratification Proposal."

PROXIES: VOTING AND REVOCATION

  When a Maxum proxy is properly executed and returned, the shares of Maxum Common Stock will be voted in accordance with the directions indicated on the proxy, or if no directions are indicated, the shares will be voted FOR each of the Merger Proposal, the InSight Option Plans Proposal and the Maxum Option Ratification Proposal. Any Maxum stockholder giving a proxy may revoke his or her proxy at any time before its exercise at the Maxum Special Meeting by (i) giving written notice of such revocation, (ii) signing and delivering a proxy bearing a later date, to Glenn P. Cato, Secretary, Maxum Health Corp., 14850 Quorum Drive, Suite 400, Dallas, Texas 75240 or (iii) by attending the Maxum Special Meeting and voting in person. However, the mere presence at the Maxum Special Meeting of a Maxum stockholder who has delivered a valid proxy will not of itself revoke that proxy.

  MAXUM STOCKHOLDERS ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY TO MAXUM IN THE ENCLOSED POSTAGE-PAID ENVELOPE, EVEN IF THEY ARE PLANNING TO ATTEND THE MAXUM SPECIAL MEETING.

PROXY SOLICITATION

  Maxum will bear the costs of soliciting proxies from its stockholders. Proxies may be solicited by directors, officers, or employees of Maxum in person, by telephone or through other forms of communication without payment of additional compensation to such persons. Additionally, arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of proxy solicitation materials to beneficial owners of Maxum Common Stock held of record by such custodians, nominees and fiduciaries and for payment of reasonable expenses incurred in connection therewith. Maxum has retained a proxy solicitor to aid in the solicitation of proxies, the costs of which are expected to be $5,000.

VOTE REQUIRED

  The presence in person or by proxy of persons entitled to vote a majority of the outstanding Maxum Common Stock is necessary to constitute a quorum at the Maxum Special Meeting. Under the DGCL, the holders of a majority of the outstanding shares of Maxum Common Stock must approve the Merger Proposal. Abstentions and broker non-votes will have the same effect as a vote against the Merger Proposal. The affirmative vote of a majority of the outstanding shares of Maxum Common Stock present or represented and entitled to vote on the proposals at the Special Meeting is required for approval of the InSight Option Plans Proposal and the Maxum Option Ratification Proposal. Abstentions will have the same effect as a vote against the InSight Option Plans Proposal and the Maxum Option Ratification Proposal, but broker non-votes will not be taken into account for purposes of determining whether the requisite stockholder approval has been obtained. Neither the charter documents nor the Bylaws of Maxum contains any provisions with respect to the treatment or effect of abstentions or broker non-votes.

  Immediately prior to the Effective Time and pursuant to the Stock Acquisition Agreement, the Maxum Series B Preferred Stock will be issued to GE Medical by Maxum. It is a condition to the consummation of the Merger that GE Medical, as the holder of Maxum Series B Preferred Stock, consent to the Merger Proposal. As contemplated by the Stock Acquisition Agreement and subject to the conditions set forth therein, the GE Parties will enter into the Restructuring Agreement discussed under "Debt Restructuring and Issuance of Preferred Stock to GE Medical," which agreement, upon its execution immediately prior to the Effective Time, includes the consent of the GE Parties to the Merger Proposal.

  Only holders of record of Maxum Common Stock at the close of business on May 7, 1996, are entitled to receive notice of, and to vote at, the Maxum Special Meeting. At that date, there were 2,273,555 shares of Maxum Common Stock outstanding and entitled to vote, with each such share entitled to one vote, and 162 holders of record thereof. As of that date, the directors and executive officers of Maxum, together with their affiliates, beneficially held an aggregate of 117,905 shares of Maxum Common Stock, exclusive of options, warrants or other rights to purchase Maxum Common Stock (representing approximately 5.2% of the outstanding shares of Maxum Common Stock). The directors and executive officers of Maxum have indicated that they will vote all of the shares held by them FOR the approval of the Merger Proposal, the InSight Option Plans Proposal and the Maxum Option Ratification Proposal.

OTHER MATTERS

  Maxum is not aware of any other business to be brought before the Maxum Special Meeting. If any matters come before the Maxum Special Meeting which are not directly referred to in this Joint Proxy Statement/Prospectus or the enclosed proxy, including matters incident to the conduct of the Maxum Special Meeting, the proxy holders will vote the shares represented by the proxies in accordance with the recommendations of Maxum management.

                          THE AHS STOCKHOLDER MEETING

TIME, DATE AND PLACE OF AHS MEETING

  The AHS Special Meeting will be held at 10:00 a.m., Pacific Daylight Time, on Tuesday, June 25, 1996, at The Sutton Place Hotel, 4500 MacArthur Boulevard, Newport Beach, California 92660.

BUSINESS TO BE CONDUCTED AT THE AHS MEETING

  Each copy of this Joint Proxy Statement/Prospectus mailed to AHS stockholders is accompanied by a form of proxy solicited by the AHS Board for use at the AHS Special Meeting and at any adjournment thereof. At the AHS Special Meeting, the AHS stockholders will vote upon the Merger Proposal. See "The Merger." The AHS stockholders will also be asked at the AHS Special Meeting to vote upon the InSight Option Plans Proposal. The principal provisions of the InSight Stock Option Plans are described in the section below entitled "Proposal No. 2: Approval of the InSight Option Plans Proposal." In addition, the AHS stockholders will be asked at the Special Meeting to vote upon the AHS Plan Amendment Proposal, which is discussed in the section below entitled "AHS Proposal No. 3: Approval of the AHS Plan Amendment Proposal."

PROXIES: VOTING AND REVOCATION

  When an AHS proxy is properly executed and returned, the shares of AHS Common Stock will be voted in accordance with the directions indicated on the proxy, or if no directions are indicated, the shares will be voted FOR the approval of the Merger Proposal, FOR the approval of the InSight Option Plans Proposal and FOR approval of the AHS Plan Amendment Proposal. Any AHS stockholder giving a proxy may revoke his or her proxy at any time before its exercise at the AHS Special Meeting by (1) giving written notice of such revocation, (2) signing and delivering a proxy bearing a later date, to Thomas
V. Croal, Secretary, American Health Services Corp., 4440 Von Karman, Suite 320, Newport Beach, California 92660, or (3) by attending the AHS Special Meeting and voting in person. However, the mere presence at the AHS Special Meeting of an AHS stockholder who has delivered a valid proxy will not of itself revoke that proxy.

  AHS STOCKHOLDERS ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY TO AHS IN THE ENCLOSED POSTAGE-PAID ENVELOPE, EVEN IF THEY ARE PLANNING TO ATTEND THE AHS SPECIAL MEETING.

PROXY SOLICITATION

  AHS will bear the costs of soliciting proxies from its stockholders. Proxies may be solicited by directors, officers or employees of AHS in person, by telephone or through other forms of communication without payment of additional compensation to such persons. Additionally, arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of proxy solicitation materials to beneficial owners of AHS Common Stock held of record by such custodians, nominees and fiduciaries and for payment of reasonable expenses incurred in connection therewith. AHS may also retain a proxy solicitor to aid in the solicitation of proxies, the costs of which are not expected to exceed $5,000.

VOTE REQUIRED

  The presence in person or by proxy of persons entitled to vote a majority of the outstanding shares of each of the AHS Common Stock and the AHS Series B Preferred Stock is necessary to constitute a quorum at the AHS Special Meeting with respect to the Merger Proposal. The affirmative vote of a majority of the outstanding shares of each of the AHS Common Stock and the AHS Series B Preferred Stock, voting as separate classes, is required to approve the Merger Proposal. Abstentions and broker non-votes will have the same effect as a vote against the Merger Proposal. The presence in person or by proxy of persons entitled to cast a majority of votes represented by the outstanding shares of AHS Common Stock (entitled to one vote per share) and AHS Series B Preferred Stock (entitled to 100 votes per share), voting together as one class, is necessary to constitute a quorum at the AHS Special Meeting with respect to the InSight Option Plans Proposal and the AHS Plan Amendment

Proposal. The affirmative vote of a majority of votes represented by the AHS Common Stock and AHS Series B Preferred Stock, voting together as one class, present or represented at the AHS Special Meeting is required to approve the InSight Option Plans Proposal and the AHS Plan Amendment Proposal. Abstentions will have the same effect as a vote against the approval of such Proposals, but broker non-votes will not be taken into account for purposes of determining whether the requisite stockholder approval has been obtained. Neither the charter documents nor the Bylaws of AHS contain any provisions with respect to the treatment or effect of abstentions or broker non-votes.

  Pursuant to agreements dated February 23, 1996, executed by the holders of AHS Series B Preferred Stock, each such holder agreed (i) to vote in favor of the Merger Proposal, the InSight Option Plans Proposal and the AHS Plan Amendment Proposal at the AHS Special Meeting and to (ii) waive any rights to dividends, liquidation preferences, voting and redemption they may have in connection with the Merger and certain other rights.

  Only holders of record of AHS Common Stock and AHS Series B Preferred Stock at the close of business on May 7, 1996, are entitled to receive notice of, and to vote at, the AHS Special Meeting. At that date, there were (i) 483 holders of record of 9,713,647 shares of AHS Common Stock outstanding and entitled to vote, with each such share entitled to one vote, and (ii) eight holders of record of 37,837.83 shares of AHS Series B Preferred Stock outstanding and entitled to vote, with each such share entitled to 100 votes. At May 7, 1996, the directors and executive officers of AHS, together with their affiliates, beneficially held an aggregate of (i) 2,050,599 shares of AHS Common Stock, exclusive of options, warrants or other rights to purchase AHS Common Stock (representing approximately 21% of the outstanding shares of AHS Common Stock), and (ii) 37,837.83 shares of AHS Series B Preferred Stock (representing 100% of the outstanding shares of AHS Series B Preferred Stock). The current directors and executive officers of AHS have indicated that they will vote all of the shares held by them FOR the approval of the Merger Proposal, the InSight Option Plans Proposal and AHS Plan Amendment Proposal.

OTHER MATTERS

  AHS is not aware of any other business to be brought before the AHS Special Meeting. If any matters come before the AHS Special Meeting which are not directly referred to in this Joint Proxy Statement/Prospectus or the enclosed proxy, including matters incident to the conduct of the AHS Special Meeting, the proxy holders will vote the shares represented by the proxies in accordance with the recommendations of AHS management.

                           BACKGROUND OF THE MERGER

GENERAL

  The descriptions in this Proxy Statement/Prospectus of the terms and conditions of the Merger Proposal are qualified in their entirety by reference to the copy of the Merger Agreement attached as Appendix A to this Joint Proxy Statement/Prospectus, and to each of the other Appendices to this Joint Proxy Statement/Prospectus.

  The Merger Agreement provides for Maxum and AHS each to become a wholly-owned subsidiary of InSight through the mergers of MXHC Acquisition with and into Maxum and AHSC Acquisition with and into AHS, provided that all conditions to the consummation of the Merger are satisfied or waived. Each stockholder of Maxum and AHS (other than those stockholders who exercise their rights to appraisal under the DGCL) will receive shares of InSight Common Stock in exchange for their shares of Maxum Common Stock, AHS Common Stock and AHS Series B Preferred Stock (with the number of shares received based on a separate exchange ratio for each class and series of stock of each Company). In addition, GE Medical will receive shares of InSight Series A Preferred Stock immediately at the Effective Time, in exchange for its shares of Maxum Series B Preferred Stock and AHS Series C Preferred Stock, in accordance with the applicable exchange ratios. It is contemplated that the Merger will occur as soon as practicable after the AHS Special Meeting and the Maxum Special Meeting, and upon satisfaction or waiver of all of the other conditions set forth in the Merger Agreement. The Merger is presently anticipated to occur on or before June 30, 1996. See "The Merger."

EVENTS LEADING TO THE MERGER

  Having implemented restructuring plans in recent years, each of the Companies recognized that market conditions, leading to the original need for restructuring, are likely to continue into the foreseeable future. For descriptions of developments that have caused Maxum and AHS to believe that these conditions will persist, see "Risk Factors--Possible Limitations on and Delays in Reimbursement by Third-Party Payors," "--Contract Renewals and Financial Stability of Customers," "--Technological Changes," "--Uncertainty Regarding Health Care Environment," "Pending Legislation" and "--Adverse Utilization Trends for Certain Diagnostic Imaging Procedures." The Companies believed the existence of these market factors would continue exerting downward pressure on revenues, thus negatively affecting profitability and cash flow. Each Company believed that its ability to survive and grow, given these expected market changes, would be increased if certain anticipated benefits from the Merger were realized.

  On January 24, 1995, representatives from both Companies met to explore synergistic opportunities within certain markets in which both Companies operated. Participants in this meeting were, for Maxum, Glenn P. Cato (President and Chief Executive Officer), Michael A. Boylan and Robert N. LaDouceur (each an Executive Vice President) and Anthony J. LeVecchio (a Director). AHS representatives at the meeting were E. Larry Atkins (President, Chief Executive Officer and Director), Thomas V. Croal (Vice President, Chief Financial Officer and Director), Deborah M. MacFarlane (Vice President, Marketing) and Frank E. Egger (a Director who has subsequently been elected Chairman). As a result of this meeting, representatives of Maxum and AHS recognized that a merger or other business combination was also a strategic alternative worthy of consideration. This initial meeting led to a series of meetings with the same participants on February 23 and 24, 1995, March 9 and 10, 1995 and March 20, 1995 in which representatives discussed not only market strategies, but conducted limited due diligence of each other and discussed perspectives about market conditions. As a result of these meetings, each Company concluded that it was compatible with the other in financial condition, expectations of future market changes, and business philosophies. Each Company also acknowledged that its management team possessed strengths that would be compatible and complementary with that of the other Company. By the March 20th meeting, Maxum and AHS were developing merger and debt restructuring concepts for presentation to GE Medical, as the principal creditor of both Maxum and AHS. Such presentation, together with the presentation of a business strategy for the combined company, was made to senior management of GE Medical at a meeting on March 23, 1995. GE Medical did not discourage the concept, and the Maxum and AHS representatives determined that the business combination concept should be pursued. Both sets of representatives apprised their respective boards of the discussions informally. Based upon their experiences in seeking financial accommodations from GE Medical, both Maxum and AHS recognized that a merger or other business combination was necessary to achieve the level of financial accommodation required to be a viable competitor in the medical diagnostic imaging industry. Therefore, neither Maxum nor AHS approached GE Medical separately after discussions commenced. Based upon the highly complementary nature of the two Companies as to markets, management, facilities, and business philosophies, and the similar need for restructuring of debt and other liabilities by their common creditor (GE Medical), Maxum and AHS managements both concluded that a combination would present strategic opportunities not available from other potential acquirors or merger partners. Therefore, no other alternative merger partners or acquirors were contacted by Maxum or AHS after discussions commenced.

  Largely during the second quarter of 1995, each Company, along with its legal and financial advisors, commenced negotiations regarding a restructuring of their debt and lease obligations with GE Medical and developed projections relating to a possible business combination with each other. At a meeting on March 29 and 30, 1995, Messrs. Cato, Boylan, LaDouceur, LeVecchio, Atkins, Croal and Egger and Ms. MacFarlane discussed merger and financial restructuring terms, but no agreement was reached. Furthermore, the parties recognized that no transaction could be agreed upon without the approval of, and restructuring of debt and other liabilities by, the GE Parties. Detailed presentations were jointly developed by Maxum and AHS and Shattuck Hammond, in part during two meetings among the aforenamed representatives held in the first half of May, 1995. GE Medical, Maxum and AHS representatives met on May 22, 1995 and Maxum and AHS presented a proposed merger structure, financial pro formas, and proposed restructuring. Negotiations continued without closure as to the terms of the restructure, which the Companies believed was essential to their merger, through the summer of 1995. By this time, Maxum and AHS had reached general agreement on many of the terms of their merger, although several material issues had not been resolved.

  The Companies and GE Medical agreed upon a general outline of financial restructuring terms acceptable to GE Medical in late September, although several material economic and structural issues related thereto remained unresolved. In the fourth quarter of 1995, the Companies began negotiating the Merger Agreement and resumed their respective due diligence reviews of each other, as a result of which the terms and conditions of a business combination were more fully developed. The terms of the InSight Series A Preferred Stock to be issued to GE Medical pursuant to the Merger were negotiated over an extended period, and certain material terms remained unresolved through mid-February of 1996. In addition, due to the uncertainty associated with Maxum's pending securities litigation, Maxum and AHS were unwilling to enter into the Merger Agreement until Maxum had reached an agreement related to the settlement of this litigation.

  On February 14, 1996, PFS, which had been engaged by Maxum in the second quarter of 1995 to advise the Maxum Board of directors as to the fairness of the Merger to Maxum's stockholders from a financial point of view, presented a written report (but not its written opinion) to the Maxum's board of directors during Maxum's quarterly board meeting.

  On February 21, 1996, the Maxum Board and the AHS Board held their respective meetings to approve all of the proposals (except that the AHS Board did not consider the Maxum Option Ratification Proposal and the Maxum Board did not consider the AHS Plan Amendment Proposal), subject to approval by their respective stockholders. On such date, PFS delivered its oral opinion to the Maxum Board and Shattuck Hammond delivered its oral opinion to the AHS Board.

  On February 23, 1996, PFS delivered its written opinion to the Maxum Board confirming its oral opinion and on February 22, 1996, Shattuck Hammond delivered its written opinion to the AHS Board confirming its oral opinion.

  On February 23, 1996, the InSight Board held a meeting to consider all of the proposals, and unanimously approved such proposals, subject to appropriate approval by stockholders.

  Settlement discussions regarding Maxum's securities litigation were renewed in late 1995, but were protracted due to negotiations with multiple parties as to the size of the settlement, the parties' respective contributions thereto, and financing of Maxum's share thereof. Maxum and other interested parties executed a Stipulation of Settlement dated as of February 23, 1996.

  On February 23, 1996, agreements with the holders of AHS Series B Preferred Stock were executed and delivered, and on February 26, 1996, the Merger Agreement and Stock Acquisition Agreement were executed and delivered (a condition to execution of the Merger Agreement).

MAXUM'S REASONS FOR THE MERGER AND BOARD OF DIRECTORS' RECOMMENDATION

  The Maxum Board believes that the Merger is fair to and in the best interests of Maxum and its stockholders, that the terms of the Merger Agreement are fair to Maxum and its stockholders, and has unanimously approved the Merger Proposal. THE MAXUM BOARD UNANIMOUSLY RECOMMENDS THAT MAXUM'S STOCKHOLDERS VOTE IN FAVOR OF THE MERGER PROPOSAL.

  At meetings held on February 14 and February 22, 1996, the Maxum Board, with the assistance of PFS and Maxum's outside legal and other advisors, considered the terms and structure of the Merger and the related transactions and reviewed the legal, financial and other ramifications of the Merger and the related transactions. All of the material factors considered by the Maxum Board in reaching its decision to adopt the Merger Proposal are set forth below:

    1. The Maxum Board noted Maxum's future liquidity needs and that its liquidity position would be strengthened as a result of the restructuring of its indebtedness to its primary creditor, thereby increasing the resources available to implement its business plan which, among other things, involves continued expansion of operations through acquisitions.

    2. The Maxum Board concluded that adverse market conditions such as increased competition, excess equipment capacity, reimbursement declines driven by lower Medicare rates, increasing influence of managed care organizations, and the continuation of rapid changes to equipment technology, would likely require future concessions from lenders or a future restructuring. The Maxum Board observed that InSight would be a larger company with an enhanced geographic presence and greater financial resources. Moreover, the Maxum Board believed that the combined entity would have a greater base of stockholders who could potentially trade on the open market, providing for a more active, liquid trading market. Consequently, Maxum, as a part of the combined entity, would face an increased chance of success in the marketplace and of maximizing stockholder return.

    3. The enhanced possibility that the Merger would allow the listing of InSight's Common Stock on a stock exchange or the Nasdaq Stock Market.

    4. The Maxum Board determined that the businesses of each of Maxum and AHS are compatible. Consequently, the Maxum Board concluded that Maxum, as part of InSight, would be better positioned to withstand adverse market conditions through the realization of cost savings expected through elimination of redundant overhead and operating expenses.This conclusion was based on projections jointly prepared by management of Maxum and AHS. The projections reflected a total overhead and operations expense savings from combining the Maxum and AHS infrastructures ranging from $1.0 to $2.0 million. The Maxum Board did not prepare a separate analysis of such savings.

    5. The Maxum Board concluded that the Merger would enhance Maxum's ability to compete more effectively and that the Merger presented the most viable alternative for achieving a competitive position in the industry and penetrating the managed care market. In Maxum's mobile MRI business, it is difficult to compete effectively in the managed care market in some geographic areas. This difficulty is due to Maxum's services in these areas being limited to MRI (rather than having a broader range of diagnostic imaging capabilities) and to Maxum having fewer facilities, and therefore, a more limited presence, in such areas. The Maxum Board concluded that by combining Maxum's mobile MRI business with the operations of AHS, which are primarily fixed sites, InSight would have a broader geographic presence and would offer a greater imaging network than that of either Maxum or AHS individually. The Maxum Board believes that this presence and network are significant factors in competing for managed care contracts.

    6. The Maxum Board, with the assistance of PFS and analyses prepared by PFS, reviewed the financial condition, results of operations and prospects of each of Maxum and AHS, both separately and in relation to the value of the consideration to be received by the stockholders of each Company in the Merger. The Maxum Board placed special emphasis and relied on the opinion of PFS to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the consideration to be received by the holders of Maxum Common Stock pursuant to the Merger was fair, from a financial point of view, to the holders of Maxum Common Stock. The Maxum Board considered as a whole the various financial and comparative analyses relating to each of AHS and Maxum both on an historical and prospective basis and as separate and combined entities, as set forth in PFS' presentation to the Maxum Board, and believed that such analyses, taken as a whole, supported a conclusion that the Maxum Common Exchange Ratio was fair, from a financial point of view, to the Maxum stockholders. See "--Opinion of PFS." Such conclusion was a key factor in the Maxum Board's decision to recommend approval of the Merger.

    7. The terms of the Merger Agreement and the Merger generally, including the amount and form of consideration to be received, were reviewed with the assistance of Maxum's counsel and other advisors, and, taken as a whole, were considered equitable to Maxum and contained relatively few impediments to closing the Merger. See "The Merger--Terms of the Merger Agreement."

    8. The structure of the Merger permitting the holders of Maxum Common Stock to exchange their shares for InSight Common Stock on a tax-free basis. See "--Federal Income Tax Consequences." Business combination transactions in which there is a material cash component as part of the consideration to be received by stockholders, as opposed to an exchange of shares as in the Merger transaction, may result in a taxable event to such shareholders upon consummation of such transaction.

  In light of the factors enumerated above, the Maxum Board concluded that the Merger was in the best interests of Maxum and its stockholders. The Maxum Board also concluded that the Merger Proposal was fair to the stockholders of Maxum in light of the factor numbered six above. Due to the variety of factors considered, the Maxum Board did not find it practical to and did not assign any particular weight to any of the foregoing factors. The Maxum Board identified one negative factor relating to the Merger. AHS, as well as Maxum, had a highly leveraged capital structure and a history of operating losses. See "Risk Factors--History of Losses; Uncertain Profitability Prospects." However, the Maxum Board concluded that the benefits associated with the Merger outlined above far outweighed this factor. (All eight of the numbered factors listed above were believed to support recommending approval of the Merger Proposal to the stockholders of Maxum.)

OPINION OF PFS

  PFS was engaged by Maxum to render an opinion as to the fairness from a financial point of view, of the consideration to be received by the current stockholders of Maxum, pursuant to the Merger. No limitations were placed on PFS by the Maxum Board or management of Maxum with respect to the investigation made or the procedures followed by PFS in preparing its fairness opinion.

  PFS provides retail and institutional brokerage, investment banking and underwriting services. As part of its investment banking business, PFS regularly issues fairness opinions and is continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions, and valuations for estate, corporate and other purposes. In the ordinary course of business, PFS and its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt or equity securities or options on securities of Maxum.

  On February 14, 1996, PFS made an oral presentation to the Maxum Board to the effect that the consideration to be received in the Merger is fair from a financial point of view to the current stockholders of Maxum. On February 23, 1996, PFS updated its oral presentation, and subsequently delivered its written opinion to the Maxum Board to the effect that the consideration to be received in the Merger is fair, from a financial point of view, to the current stockholders of Maxum. THE FULL TEXT OF THE WRITTEN OPINION OF PFS, DATED FEBRUARY 23, 1996, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED, LIMITATIONS, IF ANY, ON AND THE SCOPE OF THE REVIEW UNDERTAKEN AND PROCEDURES FOLLOWED BY PFS IN RENDERING ITS OPINION IS ATTACHED AS APPENDIX B TO THIS JOINT PROXY STATEMENT/PROSPECTUS, AND IS INCORPORATED HEREIN BY REFERENCE. MAXUM'S STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PFS OPINION IN ITS ENTIRETY. THE PFS OPINION IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE CONSIDERATION TO BE RECEIVED IN THE MERGER AND WAS PROVIDED FOR THE USE OF THE MAXUM BOARD IN ITS EVALUATION OF THE MERGER. THE PFS OPINION DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER OR ANY RELATED TRANSACTION AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY MAXUM STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE MAXUM SPECIAL MEETING. THE SUMMARY OF THE OPINION OF PFS SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

  In connection with its opinion, PFS (i) reviewed the Merger Agreement, the Stock Acquisition Agreement and certain related agreements, (ii) reviewed internal financial projections of Maxum prepared by the management of Maxum for the six calendar years ended December 31, 2000, (iii) reviewed internal financial projections of InSight prepared by the management of Maxum and AHS including statements of operations for the first two years of operations, and balance sheet as of June 30, 1996, (iv) reviewed the historical stock prices and trading volume of Maxum Common Stock, (v) reviewed the financial terms, to the extent publicly available, of certain comparable transactions, which are similar in certain respects to the Merger, (vi) discussed with the management of Maxum the operations of and business prospects for Maxum assuming Maxum did not consummate the Merger, (vii) discussed with managements of Maxum and AHS the operations of and business prospects for InSight and the anticipated financial results of the Merger, including the effect of the Supplemental Service Fee to be due to GE Medical upon the future anticipated financial results of InSight, (viii) compared the historical and projected financial results of Maxum to comparable publicly traded companies which are similar in certain respects to Maxum, (ix) compared the pro forma historical and projected financial results of InSight to comparable publicly traded companies which are similar in certain respects to InSight, and (x) considered such other information, financial studies and analyses, and financial, economic and market criteria as PFS deemed relevant.

  The financial projections of Maxum referenced above were projections of Maxum's current business base (the "Maxum Base Case"). The Maxum Base Case assumed (i) no acquisitions would be completed in the future; (ii) benefits associated with the GE Medical Financial Transactions would not be realized; and (iii) none of the cost savings expected to be realized from the Merger would be realized in the future. AHS also provided base case financial projections (the "AHS Base Case") with assumptions consistent with those reflected in the Maxum Base Case. In addition, the Maxum Base Case and the AHS Base Case utilized conservative assumptions as to revenue growth due to the capital and liquidity constraints facing each of the Companies without the benefit of debt restructuring such as that contemplated by the GE Medical Financial Transactions. See "Failure of Merger to Occur." For this reason, annual revenues under the Maxum Base Case were projected to decline, in contrast to increases in Maxum's historical revenues from 1993 through 1995.

  The financial projections of InSight referenced above incorporated the Maxum Base Case and the AHS Base Case financial projections and included the following assumptions: (i) benefits associated with the GE Medical Financial Transactions would be realized; (ii) cost savings expected to be realized from the Merger would be realized; and (iii) completion of possible acquisitions with mutually agreed upon parameters during the first two years of InSight's operations. As a result of the incorporation of the foregoing, and in particular the completion of possible acquisitions referenced in clause (iii) above, InSight's projected revenues, operating income and earnings for 1996 and 1997 were substantially greater than those that would be derived solely from combining the Maxum Base Case and the AHS Base Case. In rendering its opinion, PFS placed particular emphasis on the benefits and cost savings and acquisition strategy underlying the financial projections for InSight.

  In rendering its opinion, PFS relied upon and assumed, without independent verification, the accuracy, completeness and fairness of all of the financial and other information that was reviewed by PFS from public sources, or provided to PFS by either Maxum or AHS or any of their representatives. PFS also relied, without independent investigation, upon the estimates of the managements of Maxum and AHS of the operating synergies achievable as a result of the Merger. With respect to the financial projections supplied to PFS for Maxum, AHS and InSight, PFS assumed that all such information has been reasonably derived on bases reflecting the best currently available estimates and judgments of Maxum's management as to the future operating and financial performance of Maxum, AHS's management as to the future operating and financial performance of AHS, and the management of Maxum and AHS as to the future operating and financial performance of InSight, including the effect of the Supplemental Service Fee. In addition, PFS did not make an independent evaluation or appraisal of the assets of Maxum, AHS or InSight. PFS assumed that the Merger will be, in all respects, in compliance with all laws and regulations that are applicable to Maxum, InSight or the proposed Merger (and PFS relied as to all legal matters thereto on counsel to Maxum).

  The projections reviewed by PFS were prepared by the managements of Maxum and AHS. Such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions which are inherently uncertain, including without limitation factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projections.

  Theoretical Entity Value of InSight. In deriving a value for the combination of Maxum and AHS as InSight, PFS reviewed estimates prepared by the managements of Maxum and AHS of the proforma financial projections regarding the merger of Maxum and AHS as InSight. To determine the theoretical value of InSight, PFS examined financial and trading data of certain publicly-traded companies that PFS deemed similar in certain respects to the proposed operations of InSight. These companies were Alliance Imaging, Inc., American Health Services Corp., Coram Healthcare Corporation, Diagnostic Health Services, Inc., HealthCare Imaging Services, Inc., Health Images, Inc., Maxum Health Corp., Medical Imaging Centers of America, Inc., NMR of America, Inc., SMT Health Services, Inc. and U.S. Diagnostics Labs, Inc. PFS considered Health Images, Inc. to be the most comparable company to the proposed InSight due to similarities in the nature and size of its operations to InSight, and its recent acquisition of MedAlliance Inc.'s imaging center operations in April 1995.

  PFS also relied upon estimates provided by the management of Maxum and AHS for the number of InSight common shares to be outstanding immediately following the Merger in order to calculate a per share theoretical value of InSight. The number provided to PFS, as of the date of its oral presentation to the Maxum Board, was 5,200,000 common and common equivalent shares outstanding.

  PFS then examined certain financial ratios of the comparable companies, which included price to latest 12 months' earnings, price to projected current year earnings, price to projected next year earnings, enterprise value to latest 12 months' earnings before interest and taxes ("EBIT"), and enterprise value to latest 12 months' earnings before interest, taxes, depreciation and amortization ("EBITDA"). PFS then applied the ratios of Health Images Inc., and the full sample's mean, median and stripped mean multiples to the corresponding pro forma dollar amounts of InSight. (The stripped mean removes the minimum and maximum values and any statistical outliers from the full sample of comparable companies' ratios before deriving the average, or mean. A statistical outlier is defined as any value more than two standard deviations above or below the sample's mean). PFS believes that using the stripped mean of the full sample of comparable companies provides the most accurate valuation multiple because it eliminates statistical outliers that are captured in the mean and the median values. These statistical outliers can significantly distort the mean and median measures, potentially resulting in misleading values.

  PFS then applied discounts ranging from 10% to 30% to give effect to the "going public discount" for InSight and the uncertainty involved in the future operations of a recently combined entity. In applying these discounts, PFS believed that, while both Maxum and AHS are public, their stocks are relatively illiquid due to very light trading.

  The price to projected next year earnings ratio of comparable companies was applied to InSight's next year projected earnings. Utilizing the most comparable company to InSight and applying the aforementioned discounts yielded a range of values of $21.7 million ($4.17 per share) to $27.9 million ($5.37 per share).

Assuming a 30% discount, the full sample of comparable companies' stripped mean was $23.1 million ($4.44 per share), the mean was $42.7 million ($8.21 per share), and the median was $26.6 million ($5.11 per share).

  The price to projected current year earnings ratio of comparable companies was applied to InSight's next year projected earnings. Utilizing the most comparable company to InSight and applying the aforementioned discounts yielded a range of values of $25.5 million ($4.90 per share) to $32.8 million ($6.31 per share). Assuming a 30% discount, the full sample of comparable companies' stripped mean was $27.4 million ($5.27 per share). The mean was $27.4 million ($5.27 per share), and the median was $23.4 million ($4.51 per share).

  The price to latest twelve months' earnings ratio of comparable companies was applied to InSight's next year projected earnings. Utilizing the most comparable company to InSight and applying the aforementioned discounts yielded a range of values of $50.8 million ($9.77 per share) to $65.3 million ($12.56 per share). Assuming a 30% discount, the full sample of comparable companies' stripped mean was $30.3 million ($5.83 per share), the mean was $30.3 million ($5.83 per share), and the median was $21.8 million ($4.20 per share).

  The ratio of enterprise value to latest twelve months' EBIT of comparable companies was applied to InSight's next year projected EBIT. (Enterprise value is defined as market capitalization plus long-term debt, net of current portions, less cash and cash equivalents.) Utilizing Health Images, Inc. and applying the aforementioned discounts yielded a range of values of approximately $43.5 million ($8.37 per share) to $56.0 million ($10.77 per share). Assuming a 30% discount, the full sample of the stripped mean of comparable companies utilized by PFS was $48.8 million ($9.38 per share), the mean was $23.5 million ($4.52 per share), and the median was $15.2 million ($2.92 per share).

  The ratio of enterprise value to latest twelve months' EBITDA of comparable companies was applied to InSight's next year projected EBITDA. Utilizing Health Images, Inc. and applying the aforementioned discounts yielded a range of values of approximately $41.3 million ($7.94 per share) to $53.1 million ($10.21 per share). Assuming a 30% discount, the full sample of the stripped mean of comparable companies utilized by PFS was $36.2 million ($6.96 per share), the mean was $20.5 million ($3.93 per share), and the median was $19.9 million ($3.83 per share).

  To determine the theoretical entity value of InSight, PFS used the stripped means of the above-detailed methods and assumed a 30% discount. Accordingly, PFS determined InSight's theoretical entity value to be in the range of approximately $23.1 million to $48.8 million, or $4.44 to $9.38 per share, with the average of the preceding methods being approximately $33.2 million, or $6.38 per share. In establishing the theoretical entity value of InSight, PFS made no representation or guarantee as to the market price of InSight Common Stock, and InSight Common Stock may trade at prices below this range of values following the Effective Time.

  Stock Market Analysis. PFS examined financial and trading data of certain publicly traded companies that PFS deemed similar in certain respects to the operations of Maxum. These companies were Alliance Imaging, Inc., American Health Services Corp., Coram Healthcare Corporation, Diagnostic Health Services, Inc., HealthCare Imaging Services, Inc., Health Images, Inc., Medical Imaging Centers of America, Inc., NMR of America, Inc., SMT Health Services, Inc. and U.S. Diagnostics Labs, Inc.

  PFS then examined certain financial ratios of these companies which included price to latest 12 months' earnings, price to projected current year earnings, price to projected next year earnings, enterprise value to latest 12 months' EBIT, enterprise value to latest 12 months' EBITDA, and market capitalization to book value. PFS then applied these ratios to the appropriate financial number of Maxum.

  The market value to book value ratio and each of the ratios involving earnings, EBIT, and EBITDA, when applied to Maxum, resulted in a negative value due to Maxum's stockholder deficit, and its historical and projected losses. PFS noted that these negative values were less than Maxum's 26.1% share of the theoretical entity value of InSight established above.

  Merger Analysis. PFS examined the financial data of certain recent mergers and acquisitions deemed similar in certain respects to the Merger of Maxum and AHS. These transactions, involving diagnostic imaging providers, medical labs and medical equipment rental companies, took place between July 1, 1994 and

February 6 , 1996. PFS then determined the ratio of total consideration paid in these transactions to the target's book value, latest 12 months' earnings, EBIT, and EBITDA and applied these ratios to the appropriate financial numbers of Maxum.

  In each case, the particular ratio when applied to Maxum yielded a negative value because of Maxum's recent losses and negative book value. PFS noted that these negative values were less than Maxum's 26.1% share of InSight's theoretical entity value as established above.

  Net Present Value Analysis. In examining the alternative of continuing operation of Maxum, PFS reviewed management's estimates of revenues, costs and capital expenditures, assuming continuous operation of Maxum through December 31, 2000, when the assets were assumed sold to a third-party buyer. For purposes of determining the ultimate disposition price for the assets at December 31, 2000, PFS estimated such amount based upon: projected 1996 through 2000 discounted operating cash flows (net income adjusted for depreciation and amortization, proceeds from sale of assets, capital contributions to partnerships and excess distributions, capital expenditures, and acquisitions); less any net working capital deficit (as calculated relative to the current ratio of comparable public companies); less long-term debt, net of current portions; plus a range of multiples of two to six times a "terminal value" (the year 2000's discounted operated cash flow). The resulting streams of cash were discounted to present value using a discount rate of 15%. This benchmark was selected as consistent with the minimum return an unaffiliated third party investor would seek in the current financial environment. Based on these calculations, PFS derived the estimated net present value of Maxum to be negative. PFS noted that this negative value was less than Maxum's 26.1% share of InSight's theoretical entity value as established above.

  Liquidation Analysis. In examining the alternative of liquidating Maxum, the sale for cash of Maxum's assets and the liquidation of the Company was assumed to take place on December 31, 1995. PFS reviewed management's estimates of liquidation values which were based upon (i) the probable prices a third-party would pay for Maxum's assets, which consist primarily of magnetic resonance imaging (MRI) equipment and mobile units housing said equipment and (ii) management's estimates of Maxum's net working capital less liabilities and the value of its other assets, as of such date. The resulting value was reduced by the estimated cost of effecting the sale and liquidation, management's estimate of the cost to settle pending lawsuits, and management's estimate of severance and "wind-down" costs in the event the Company were to cease operations. Based on these calculations and assumptions, the net worth of Maxum was negative. PFS noted that this value was less than Maxum's 26.1% share of InSight's theoretical entity value as established above.

  Stock Trade Analysis. PFS examined recent trading activity as to price and volume of Maxum Common Stock up to and including February 9, 1996. PFS noted that for the one-week, 30-day, 60-day, 90-day, 180-day and 12-month trading periods prior to this date, Maxum Common Stock had an average market capitalization of approximately $2.1 million ($0.905 per share), $2.0 million ($0.897 per share), $2.4 million ($1.051 per share), $2.0 million ($0.873 per share), and $2.1 million ($0.904 per share) for these periods, respectively, assuming 2,273,555 shares of Maxum Common Stock outstanding. PFS noted that the greatest of these prices was less than Maxum's share of InSight's theoretical entity value as established above. All such prices discussed herein were based on the closing bid quotations of Maxum Common Stock as quoted on the OTC Bulletin Board.

  Conclusion. The preparation of fairness opinions involves various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances. Accordingly, the preparation of a fairness opinion is not necessarily susceptible to partial analysis or summary description. As such, PFS believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of such analyses, without considering all factors and analyses, would create an incomplete view of the processes underlying its fairness opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis, unless specifically indicated.

  In rendering its fairness opinions, PFS applied its judgment to the foregoing analyses and assumptions. PFS gave less weight to the Stock Trade Analysis because Maxum Common Stock is very thinly traded compared to other public companies. The assumptions made and judgments applied by PFS in rendering its opinion are not readily susceptible to description beyond that set forth in this summary or the fairness opinion itself.

  As compensation for rendering its fairness opinion to Maxum, Maxum has agreed to pay PFS a total fee of $85,000, $30,000 of which was paid on June 12, 1995, $25,000 of which was paid on June 20, 1995, and $30,000 of which was paid on March 5, 1996. Maxum has also agreed to reimburse PFS for its reasonable out-of-pocket expenses, $4,504 of which was paid on March 5, 1996, including the fees and expenses of its legal counsel, and to indemnify PFS and its affiliates against certain liabilities relating to its engagement.

AHS REASONS FOR THE MERGER AND BOARD OF DIRECTORS' RECOMMENDATION

  The AHS Board believes that the Merger is fair to and in the best interests of AHS and its stockholders, believes that the terms of the Merger Agreement are fair to AHS and its stockholders, and has unanimously approved the Merger Proposal. THE AHS BOARD UNANIMOUSLY RECOMMENDS THAT AHS STOCKHOLDERS VOTE IN FAVOR OF THE MERGER PROPOSAL.

  At a meeting held on February 21, 1996, the AHS Board, with the assistance of Shattuck Hammond, legal counsel and other advisors, considered the terms and structure of the Merger and the related transactions and reviewed the legal, financial and other ramifications of the Merger and the related transactions. In reaching its decision to enter into the Merger Agreement and to recommend approval of the Merger Proposal, the AHS Board considered a number of factors, all of which were deemed material but were given varying priorities by individual directors, including the following:

    1. The AHS Board's desire to reduce AHS' debt and operating lease obligations. The AHS Board noted AHS' future liquidity needs and that the Companies' liquidity position would allow them to further expand their operations and better manage cash flow with reduced debt.

    2. Market conditions in the diagnostic imaging industry. Pricing, managed care and governmental regulation pressures are driving a trend toward consolidation of diagnostic imaging companies. The AHS Board was of the view that, in light of these market pressures, it will be difficult for companies such as AHS and Maxum to effectively compete and realize profitable margins on a stand-alone basis. The AHS Board believes that consolidation is the most effective strategy to address these market pressures.

    3. The enhanced possibility that the Merger would allow the listing of InSight Common Stock on a stock exchange or the Nasdaq Stock Market.

    4. The opportunity that the Merger will provide for AHS' stockholders to have continued equity participation in a larger, more diversified enterprise with enhanced geographic presence and generally greater managerial, financial and marketing resources and opportunities. The AHS Board concluded that by combining its resources with Maxum, AHS' ability to compete more effectively against other companies in the industry, several of which have significantly greater resources than AHS, would be enhanced.

    5. The possibility of the combined entity to realize cost savings from combined synergies. The AHS Board was of the view that, with the pricing pressures prevalent in the industry, a way to possibly achieve profitability is through reduction of operating expenses, including the consolidation of corporate offices, reduction of overlapping field operating costs, and improved purchasing power with suppliers that could be brought about as a result of the Merger. This conclusion was based on projections jointly prepared by management of Maxum and AHS. The projections reflected a total overhead and operations expense savings from combining the Maxum and AHS infrastructures ranging from $1.0 to $2.0 million. The AHS Board did not prepare a separate analysis of such savings.

    6. The terms of the Merger Agreement and the Merger generally, including the conditions to closing, which require both Companies to significantly restructure portions of their existing debt into equity, the structure of the InSight Board, permitting joint involvement by representatives of AHS and Maxum, and the strength of the proposed management of the combined entity.

    7. The presentation of Shattuck Hammond to the AHS Board on February 21, 1996, confirmed by its written opinion to the effect that the AHS Common Exchange Ratio was fair, from a financial point of view, to the holders of AHS Common Stock. The AHS Board considered the various financial, comparative, pro forma and contribution analyses of AHS and Maxum, included in Shattuck Hammond's presentation, and felt that such analyses, taken as a whole, supported a conclusion that the AHS Common Exchange Ratio was fair, from a financial point of view, to the holders of AHS Common Stock. See "Opinion of Shattuck Hammond." Such conclusion was a key factor in the AHS Board's decision to recommend approval of the Merger Proposal.

  In view of the variety of factors considered by the AHS Board in connection with its evaluation of the Merger, the Board did not find it practical to, and did not quantify or otherwise assign relative weights to such factors. The AHS Board identified two negative factors relating to the Merger. First, Maxum was heavily involved in mobile MRI services, a business AHS had previously determined that it should exit. However, Maxum had started to transition away from its dependence on mobile MRI services. Second, Maxum, as well as AHS, had a highly leveraged capital structure and a history of operating losses. See "Risk Factors--History of Losses; Uncertain Profitability Prospects." However, the AHS Board concluded that the benefits associated with the Merger outlined above far outweighed these factors. All seven of the numbered factors listed above were believed to support recommending approval of the Merger Proposal to the stockholders of AHS.

  The AHS Board concluded, in light of these factors, that the Merger Proposal is in the best interests of AHS and its stockholders and is fair to its stockholders. The AHS Board concluded that the Merger Proposal is fair to the stockholders of AHS in light of the factor numbered seven above.

OPINION OF SHATTUCK HAMMOND

  The AHS Board retained Shattuck Hammond to provide financial advisory and investment banking services to AHS in connection with a merger or other business combination between AHS and Maxum, and to provide an opinion as to the fairness, from a financial point of view, of the consideration to be received by stockholders of AHS in such transaction. In connection therewith, the GE Medical Financial Transactions (as defined in "Debt Restructuring and Issuance of Preferred Stock to GE Medical") will be consummated.

  On February 21, 1996, the date on which the AHS Board approved the Merger, Shattuck Hammond delivered to the AHS Board its oral opinion as investment bankers, which was subsequently confirmed in a written opinion addressed to the AHS Board, that the AHS Common Exchange Ratio is fair to the holders of AHS Common Stock from a financial point of view. The full text of the written opinion of Shattuck Hammond which sets forth the assumptions made, procedures followed, matters considered, limitations on and the scope of the review by Shattuck Hammond in rendering its opinion is attached as Appendix C to this Joint Proxy Statement/Prospectus. The summary of the opinion of Shattuck Hammond set forth in this Proxy Statement/Prospectus is qualified in its entirety by the reference to the full text of such opinion. AHS stockholders are urged to read Shattuck Hammond's opinion in its entirety. The opinion of Shattuck Hammond did not state that any specific exchange ratio constituted the appropriate AHS Common Exchange Ratio for the Merger and did not constitute a recommendation as to any action the AHS Board should take in connection with the Merger. The opinion of Shattuck Hammond is directed only to the fairness from a financial point of view of the AHS Common Exchange Ratio to holders of AHS Common Stock and does not constitute a recommendation to any AHS stockholder as to how such stockholder should vote at the AHS Special Meeting. Shattuck Hammond has expressed no opinion as to the structure, terms or effect of any other aspect of the Merger, including, without limitation, the tax consequences of the Merger to AHS or any stockholder of AHS.

  In connection with its written opinion, Shattuck Hammond (i) reviewed certain publicly available business and historical financial information relating to each of AHS and Maxum, (ii) reviewed certain financial information and other data provided to it by AHS and Maxum that is not publicly available relating to the business and prospects of each of AHS, Maxum and InSight,
(iii) discussed the businesses, operations and prospects of AHS, Maxum and InSight with the respective managements of AHS and Maxum, (iv) reviewed the Merger Agreement and the Stock Acquisition Agreement and certain related agreements, (v) reviewed the historical market prices and trading values of AHS Common Stock and Maxum Common Stock, (vi) reviewed publicly available financial and stock market data with respect to other publicly traded companies in lines of business Shattuck Hammond believed to be generally comparable to those of AHS and Maxum, (vii) reviewed the exchange ratios implied by the historical stock prices of AHS Common Stock and Maxum Common Stock, and (viii) conducted such other studies, analyses, investigations and inquiries, and considered such other information as it deemed relevant.

  In rendering its opinion, Shattuck Hammond assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to it by AHS and Maxum or obtained by Shattuck Hammond from other sources, and relied upon the assurances of AHS' and Maxum's respective managements that they were unaware of any information or facts that would make the information provided to Shattuck Hammond incomplete or misleading. Shattuck Hammond did not independently verify such information, undertake an independent appraisal of the assets or liabilities (contingent or otherwise) of AHS or Maxum, nor was Shattuck Hammond furnished with any such appraisals. With respect to financial forecasts furnished to Shattuck Hammond by AHS and Maxum with regard to AHS, Maxum and InSight, Shattuck Hammond was advised by the managements of AHS and Maxum, as the case may be, and assumed, that they had been reasonably prepared and reflected the best currently available estimates and judgment of the managements of AHS and Maxum, as the case may be, as to the expected future financial performance of AHS, Maxum and InSight, including the effect of the Supplemental Service Fee payable to GE Medical upon the future anticipated results of InSight. Shattuck Hammond also assumed, based upon the advice from AHS' independent public accountants and legal counsel, that the Merger will be treated as a purchase transaction in accordance with generally accepted accounting principles and as a tax free reorganization for federal income tax purposes. Shattuck Hammond did not express any opinion as to the value of the securities of InSight to be issued to holders of AHS Common Stock upon consummation of the Merger, or the prices at which such securities may trade at any time. Shattuck Hammond's opinion was necessarily based upon market, economic and other conditions that existed and could be evaluated as of the date of such opinion, and on information available to Shattuck Hammond as of the date thereof. Shattuck Hammond has disclaimed any undertaking or obligations to advise any person of any change in any fact or matter affecting the opinion expressed herein which may come or be brought to its attention after the date thereof. In arriving at its opinion, Shattuck Hammond was not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of AHS or any of its assets. No other limitations were imposed upon Shattuck Hammond by AHS with respect to the investigations to be made or procedures to be followed by it in rendering its opinion.

  The following paragraphs summarize the most significant quantitative and qualitative analyses performed by Shattuck Hammond in arriving at its opinion presented to the AHS Board and does not purport to be a complete description of the analyses performed by Shattuck Hammond. The information presented below is based upon the financial condition of AHS and Maxum as of a date or dates shortly before the delivery of its opinion on February 22, 1996 and stock price information through the close of the market on February 13, 1996. In the course of performing its analyses, Shattuck Hammond noted that both AHS and Maxum currently had negative cash flows, each had substantial amounts of debt that were non-amortizing or back-end loaded, both Companies had negative stockholder equity and that it had been the forbearance of the GE Parties that allowed AHS and Maxum to continue operating. Accordingly, the valuation methodologies utilized by Shattuck Hammond and its assessment of the fairness of the AHS Common Exchange Ratio were more subjective than they would have been in a more typical fairness opinion context.

  Historical Financial Comparison. Shattuck Hammond conducted a historical financial comparison of AHS and Maxum, the results of which included the following: over the past four years, AHS revenues were flat, while Maxum revenues increased by approximately 12%; over the past three years, AHS earnings before interest, taxes, depreciation, amortization and equipment leases ("EBITDAL") remained relatively stable, while Maxum EBITDAL increased by approximately 25%; over the past three years, the AHS loss before extraordinary items improved from (6.5%) to (3.1%) of revenues, while the Maxum loss before extraordinary items improved from (17.3%) to (5.6%) of revenues; as of December 31, 1995, AHS had a stockholders' deficit of ($12.1 million), while Maxum had a stockholders' deficit of ($2.5 million); and as of December 31, 1995, AHS had $10.7 million of debt paying interest only and $17.5 million of back-end loaded debt, while Maxum had $8.6 million of debt paying interest only. Shattuck Hammond's conclusion in its opinion to the AHS Board that the AHS Common Exchange Ratio is fair to the holders of AHS Common Stock from a financial point of view is supported by the historical financial information reviewed by Shattuck Hammond which indicated that over the past four years, the revenues and EBITDAL of Maxum exceeded those of AHS; Maxum's stockholders' deficit at December 31, 1995 was lower than that of AHS; and as of December 31, 1995, the amount of Maxum debt that was paying interest only was less than that of AHS.

  Pro Forma Merger Analysis. Shattuck Hammond analyzed certain pro forma financial information of InSight reflecting the combination of the core businesses of AHS and Maxum, taking into account projected interest and lease savings associated with the GE Medical Financial Transactions, anticipated overhead savings, the Supplemental Service Fee payment and goodwill amortization resulting from purchase accounting. Such pro forma analysis indicated that InSight has the potential to achieve profitability in the first full fiscal year after the Merger. Shattuck Hammond's analysis of the financial forecasts of AHS and Maxum on a stand-alone basis indicated that neither AHS nor Maxum would achieve profitability during the periods covered by the forecasts. In addition, such pro forma analysis indicated the potential for post-Merger increases in revenues, EBITDAL, EBIT and net income of InSight arising out of the expansion of InSight's business through acquisitions and opening of additional diagnostic imaging facilities, which Shattuck Hammond did not believe, based on the information available to it, would be realizable by either AHS or Maxum alone. The actual operating results or financial position achieved by AHS, Maxum and/or InSight could vary from the projected results, and the variations could be material. See "Risk Factors-- Uncertainties Relating to InSight's Ability to Carry Out Its Business Strategy."

  Theoretical Entity Value. In order to assess the value of the interest in InSight to be owned by the holders of AHS Common Stock, Shattuck Hammond created a theoretical equity valuation model which projects the potential value of the equity of InSight. This model employs the financial projections of InSight provided to Shattuck Hammond and an analysis of comparable companies in the diagnostic imaging company industry. Of the comparable diagnostic imaging companies which Shattuck Hammond analyzed, Shattuck Hammond determined that only six were stable enough to be relevant comparables for purposes of its analysis (U.S. Diagnostic Labs, Inc., Alliance Imaging, Inc., Health Images, Inc., NMR of America, Inc., Medical Resources, Inc. and Medical Imaging Centers of America, Inc.). Shattuck Hammond then assessed these comparable companies' market values based on three different ratio analyses: price to earnings, total market capitalization to EBIT and total market capitalization to revenues. The mean and median multiples determined by Shattuck Hammond for each of these three ratio analyses were: price to earnings ratio analysis - the mean was 10.9 and the median 11.3; total market capitalization to EBIT ratio analysis - the mean was 10.2 and the median was 10.0; and total market capitalization to revenues ratio analysis - the mean was 1.5 and the median was 1.3. Since the InSight financial projections provided to Shattuck Hammond were forward-looking (or "leading") forecasts and only historical financial information was available on the six comparable companies, Shattuck Hammond performed two adjustments to account for the "leading" as opposed to "trailing" differential: annualization of the most recent quarterly results of the six comparable companies and discounting of the multiples by 15% to calculate the range of theoretical entity values of InSight. Based on the foregoing, Shattuck Hammond's analysis indicated that InSight had a theoretical equity value of between $25.0 million and $50.0 million of which the interest of the holders of AHS Common Stock would be in the range of $6.5 million to $13.0 million based on the AHS Common Exchange Ratio. Shattuck Hammond did not express any opinion as to the value of the securities of InSight to be issued to holders of AHS Common Stock upon consummation of the Merger, or the prices at which such securities may trade at any time. Shattuck Hammond established the low range of the theoretical entity value of InSight by using the average theoretical entity value of the above-named comparable companies calculated by using for the above-named comparable companies the lowest price to earnings, total market capitalization to EBIT and total market capitalization to revenues multiples; i.e., price to earnings ratio - 6.2; total market capitalization to EBIT - 9.0; and total market capitalization to revenues - 1.0. Shattuck Hammond established the upper range of theoretical entity value of InSight by using the average theoretical entity value of the above-named comparable companies calculated by using for the above-named comparable companies the mean price to earnings, total market capitalization to EBIT and total market capitalization to revenues multiples; i.e., price to earnings ratio - 10.9; total market capitalization to EBIT - 10.2; and total market capitalization to revenues -
1.5. Shattuck Hammond contrasted the results of such analysis with the current fully diluted equity capitalization of AHS of $5.2 million. Further, based on the foregoing, Shattuck Hammond's analysis indicated that InSight Common Stock had a theoretical equity value of between $4.80 and $9.60 per share.

  Liquidation Analysis. Shattuck Hammond performed a liquidation analysis to assess what value, if any, would accrue to the holders of AHS Common Stock if AHS were liquidated. In order to gather information necessary to perform this analysis, Shattuck Hammond (i) reviewed with the management and accountants of AHS the probable value of AHS accounts receivable, (ii) reviewed with the management of AHS and the used equipment asset management organization of GE Medical the probable value of owned medical equipment of AHS and (iii) reviewed with the management of AHS the probable value of its owned real properties. This analysis, performed on both aggressive and conservative sets of assumptions, focused on the collectability of AHS receivables and the liquidation values of AHS tangible and intangible assets. Under both the aggressive and conservative sets of assumptions, the amounts which Shattuck Hammond calculated to be recoverable would not satisfy the obligations of AHS to its secured creditors. Accordingly, if AHS were to be liquidated, this analysis indicated that there would be no residual value which would accrue to the holders of AHS Common Stock.

  Analysis of the GE Medical Financial Transactions. Shattuck Hammond analyzed the value of the financial concessions to be given by the GE Parties in relation to the interest the GE Parties will own in InSight in order to determine the fairness of the GE Medical Financial Transactions to the holders of AHS Common Stock. Such analysis consisted of three parts: a liquidation scenario analysis; an analysis of the earnings value creation to InSight as the result of the concessions to be made by the GE Parties; and an analysis of the relative shares of the theoretical entity value of InSight to be held by holders of AHS Common Stock and by the GE Parties.

  In its liquidation scenario analysis (see "Liquidation Analysis" above), Shattuck Hammond determined that given the current financial condition of AHS and its current debt and lease obligations in 1996 and beyond, there was no reasonable financial forecast that could demonstrate AHS' ability to meet those obligations without an event of default. Shattuck Hammond also noted that the GE Parties have a blanket security interest in all of the AHS assets. Based on the foregoing and the Liquidation Analysis discussed above, Shattuck Hammond concluded that there was no residual capital value accruing to the holders of AHS Common Stock in a liquidation, while the Merger does provide for value.

  Shattuck Hammond then calculated the net, after tax income benefit to InSight in the first full fiscal year after the consummation of the GE Medical Financial Transactions resulting from the forgiveness by the GE Parties of $19.9 million of debt obligations of AHS and Maxum (AHS--$11.3 million and Maxum--$8.6 million) and $4.6 million of operating lease concessions to be granted by GE Medical (AHS--$3.2 million and Maxum--$1.4 million), after taking into account the Supplemental Service Fee payment to be made to GE Medical by InSight. Shattuck Hammond determined that such first full fiscal year net income benefit to InSight resulting from the GE Parties' aggregate debt and operating lease concessions to AHS and Maxum would be approximately $1.7 million. Utilizing the range of theoretical entity values of InSight (between $25.0 million and $50.0 million) determined pursuant to the theoretical entity value analysis discussed above and the amount which it had calculated to be the net income benefit to InSight as the result of the GE Medical Financial Transactions ($1.7 million per year) together with other relevant elements of the GE Medical Financial Transactions, Shattuck Hammond calculated the range of values accruing to GE Medical from the issuance to it of shares of InSight Series A Preferred Stock convertible into shares of InSight Common Stock equal to 48% of the outstanding InSight Common Stock (after giving effect to such conversion) at the Effective Time of the Merger together with the value to GE Medical of the Supplemental Service Fee and the range of values accruing to holders of AHS Common Stock as the result of the concessions to be granted by the GE Parties in the GE Medical Financial Transactions. Utilizing the upper range theoretical entity value of InSight of $50.0 million, Shattuck Hammond determined the value to the GE Parties to be approximately $27.3 million (comprised of its

48% fully diluted interest in InSight Common Stock ($24.0 million) and the Supplemental Service Fee ($3.3 million)). Utilizing the lower range theoretical entity value of InSight of $25.0 million, Shattuck Hammond determined the value to the GE Parties to be approximately $17.7 million (comprised of its 48% fully diluted interest in InSight Common Stock ($14.4 million) and the Supplemental Service Fee ($3.3 million)). The $3.3 million value which Shattuck Hammond utilized as the value to the GE Parties of the Supplemental Service Fee was calculated by assuming that InSight's actual financial performance would equal the financial projection for InSight provided to Shattuck Hammond discounted at a rate of 15% per year (the same annual discount rate which would be applicable if InSight were to exercise its right to terminate its obligation to make Supplemental Service Fee payments by making a single lump sum payment to GE Medical). With respect to the range of values accruing to holders of AHS Common Stock as the result of the concessions to be granted by the GE Parties, Shattuck Hammond calculated the value accruing to AHS and Maxum common stockholders to be approximately $30.9 million based upon the upper range theoretical entity value of InSight of $50.0 million ($5.0 million representing the value of the GE Medical warrants to acquire 1.6 million shares of AHS Common Stock which are to be surrendered by GE Medical and the value resulting from the $1.7 million annual net income benefit to InSight calculated as discussed above which was multiplied by a factor of 15), and approximately $19.5 million based upon the lower range theoretical entity value of InSight of $25.0 million ($2.3 million representing the value of the GE Medical warrants to acquire 1.6 million shares of AHS Common Stock which are to be surrendered by GE Medical and the value resulting from the approximately $1.7 million annual net income benefit to InSight as discussed above which was multiplied by a factor of 10). The foregoing multiplication factors of 15 and 10, respectively, were used by Shattuck Hammond as being representative of the upper and lower ranges of the market prices at which shares of InSight Common Stock would likely trade, based on the upper and lower ranges of the market prices of the six comparable diagnostic imaging companies which Shattuck Hammond analyzed. Under both the upper and lower range theoretical entity calculations, the values accruing to holders of AHS and Maxum common stock from the GE Parties' concessions to be granted in the GE Medical Financial Transactions ($30.9 million and $19.5 million, respectively) exceeded the values accruing to GE Medical from the InSight Series A Preferred Stock and the Supplemental Service Fee it would receive ($27.3 million and $15.3 million, respectively).

  Shattuck Hammond also calculated the comparative multiples of value created for holders of AHS Common Stock and for the GE Parties as the result of the GE Medical Financial Transactions. In order to determine the multiples of value created for holders of AHS Common Stock, Shattuck Hammond compared the average market capitalization of AHS Common Stock for a period of approximately 4 1/2 months ending on February 13, 1996 of $5.24 million to the value of the InSight Common Stock which holders of AHS Common Stock would receive in the Merger based upon the upper range of the theoretical entity valuation of InSight, as discussed above (26% of $50.0 million or $12.95 million), and also to the value of the InSight Common Stock which holders of AHS Common Stock would receive in the Merger based upon the lower range of the theoretical entity valuation of InSight (26% of $25.0 million or $6.48 million) which yielded multiples of value created for holders of AHS Common Stock of 2.5 (upper range of theoretical entity valuation of InSight) and 1.2 (lower range of theoretical entity valuation of InSight). To determine the multiple of value created for the GE Parties as the result of the GE Medical Financial Transactions, Shattuck Hammond compared the total value of the debt and lease concessions to be granted by the GE Parties of $24.5 million less the estimated annual value to the GE Parties of the Supplemental Service Fee of $3.3 million (i.e., $21.2 million) and compared such amount to the value of the InSight Common Stock which GE Medical would be entitled to receive upon conversion at the Effective Time of its InSight Series A Preferred Stock to be received by it in the Merger, based upon the upper range of the theoretical entity valuation of InSight, as discussed above (48% of $50.0 million or $24.0 million), and also to the value of such InSight Common Stock based upon the lower range of the theoretical entity valuation of InSight (48% of $25.0 million or $12.0 million) which yielded multiples of value created for the GE Parties of 1.1 (upper range of theoretical entity valuation of InSight) and
0.6 (lower range of theoretical entity valuation of InSight). Accordingly, under these analyses, the multiples of value to be created for holders of AHS Common Stock as the result of the GE Medical Financial Transactions (2.5 upper range valuation and 1.2 lower range valuation)

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

exceed the multiples of value to be created for the GE Parties as the result of such transaction (1.1 upper range valuation and 0.6 lower range valuation).

  Discounted Cash Flow Analysis. Shattuck Hammond conducted a discounted cash flow analysis to determine ranges of implied business enterprise values of AHS and Maxum, utilizing five year projections of each of AHS and Maxum provided to it, terminal valuation multiples of four, five and six and discount rates of between 18% and 22%. In performing this analysis, Shattuck Hammond noted that there are inherent limitations in five year operating result projections for AHS and Maxum because of the negative cash flow positions of both AHS and Maxum and both Companies' inability to meet their payment obligations. Shattuck Hammond's discounted cash flow analysis of AHS and Maxum utilized two different methodologies for determining terminal values of the two entities: terminal value based on EBIT multiple and terminal value based on multiple of revenues. The results of Shattuck Hammond's discounted cash flow analysis based on EBIT multiple showed for AHS a range of between $0.5 million and ($7.2 million) with a mean of ($3.5 million), and for Maxum a range of ($6.6 million) to ($12.3 million) with a mean of ($9.5 million). The results of Shattuck Hammond's discounted cash flow analysis based on multiple of revenues showed for AHS a range of $6.1 million to ($6.3 million) with a mean of ($0.4 million), and for Maxum a range of $11.2 million to ($5.4 million) with a mean of $2.5 million. Shattuck Hammond advised that the results of such analysis indicating primarily negative equity valuations were inconclusive but not inconsistent with Shattuck Hammond's opinion that the AHS Common Exchange Ratio is fair to the holders of AHS Common Stock from a financial point of view.

  Comparative Market Capitalization Analysis. In connection with its analysis of the relative values of AHS and Maxum based on their respective market capitalizations, Shattuck Hammond noted six factors which indicate that an assessment of the relative values of AHS and Maxum based solely on the market value of equity may not be an appropriate methodology to determine the fairness of exchange ratios: (i) the market value of "penny stocks" is often determined (or at least heavily influenced) by the number of outstanding shares, (ii) shares of AHS Common Stock and Maxum Common Stock have been delisted from the Nasdaq National Market System and the American Stock Exchange, respectively, (iii) shares of AHS Common Stock and Maxum Common Stock are thinly traded, often several days passing with no trading, (iv) the bid-ask spreads of AHS Common Stock and Maxum Common Stock can change the relative values of the two Companies by as much as 50%, (v) the market prices of AHS Common Stock and Maxum Common Stock have been extremely volatile, with very significant swings of market capitalization within a single week even in the absence of company or industry announcements, and (vi) the financial conditions of both AHS and Maxum. Having noted the foregoing six factors, Shattuck Hammond did perform analyses of the relative common share market capitalizations of AHS and Maxum both based on common shares outstanding only and on a fully diluted basis using the treasury share method.

  Shattuck Hammond has expressed its view that it did not believe that the disparity between the market capitalizations of AHS and Maxum at February 13, 1996 reflected a fundamental difference in the relative values of AHS and Maxum. Shattuck Hammond noted that, in the most recent 12-month period, there were several periods for which there was no disparity between the market capitalizations of AHS and Maxum. In its analysis of the market capitalization of AHS, Shattuck Hammond did not attribute any value to the AHS Series B Preferred Stock of AHS for two reasons: such preferred stock does not trade publicly; and if such preferred stock were converted, the market value of the AHS Common Stock would, in Shattuck Hammond's opinion, decline substantially.

  The preparation of fairness opinions involves various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances. Accordingly, such opinions are not readily susceptible to summary description. In arriving at its opinion, Shattuck Hammond did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Shattuck Hammond, therefore, believes its analyses must be considered as a whole and that considering any portion of such analyses could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Shattuck Hammond considered the following aspects of the industry in which AHS and Maxum are engaged and made the following assumptions with respect to industry performance, general business and other conditions and matters, many of which are beyond the control of AHS and Maxum: significant over-capacity; high level of fragmentation, especially in the imaging center segment in which there are approximately 2,000 diagnostic imaging centers; the small number (approximately ten) of public companies with characteristics similar to those of AHS and Maxum; consolidation of providers has already begun; downward reimbursement pressure driven by managed care has begun to plateau; managed care utilization and volume pressures are continuing; pressured by managed care, health care systems are seeking to outsource diagnostic imaging services, thus creating new opportunities for companies that can deliver the most cost-effective unit of information to a broad base of the population; recent niche businesses have evolved in the diagnostic imaging industry that InSight should be capable of exploiting (such as utilization review/management companies and network/scan brokers); and certain governmental laws and regulations (principally prohibitions against referrals to facilities in which the referring physicians hold an interest) have recently helped to level the playing field for all diagnostic imaging companies. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

  Shattuck Hammond was retained by the AHS Board on the basis of its experience as financial advisors in connection with mergers and acquisitions. The AHS Board retained Shattuck Hammond to provide financial advisory and investment banking services to AHS pursuant to a letter agreement dated May 3, 1995. Pursuant to that agreement, AHS agreed to pay Shattuck Hammond (i) an advisory retainer of $50,000, (ii) a retainer of $5,000 per month payable monthly commencing June 1, 1995 and continuing until the closing of any transaction, (iii) a fairness opinion fee of $100,000 payable on the date of delivery of the fairness opinion and (iv) a transaction fee of $400,000 (less the previously paid amounts set forth in (i) and (ii) above) payable at the Effective Time. AHS also agreed to reimburse Shattuck Hammond for expenses including fees and expenses of its legal counsel incurred by it and to indemnify Shattuck Hammond for certain liabilities that may arise out of the rendering of its services or opinions.

  Shattuck Hammond is a nationally recognized investment banking firm. As part of its investment banking business, Shattuck Hammond is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. In addition, it is contemplated that a vice president of Shattuck Hammond will accept an appointment to the InSight Board following the consummation of the Merger. In March 1996, Shattuck Hammond was engaged by General Electric Company to provide certain investment banking services.

                          FAILURE OF MERGER TO OCCUR

  The consummation of the AHS and Maxum debt restructuring with GE Medical is conditioned upon the approval of the Merger Proposal by the respective stockholders of AHS and Maxum. See "The Merger--Conditions of the Merger Agreement." Management of each of AHS and Maxum believes that its Company will be able to meet its respective long-term debt, operating lease and other ongoing obligations through the first quarter of 1996. Without the consummation of the Merger and the financial accommodations contemplated to be provided by the GE Parties sometime in the second quarter of 1996, each Company will be unable to meet its respective financial obligations and will require further modifications to its respective debt and lease repayment schedules. If each Company is unable to obtain such modifications, it may face insolvency proceedings. See "Maxum's Management's Discussion And Analysis of Financial Condition and Results of Operation--Financial

Condition, Liquidity and Capital Resources," "AHS Management's Discussion and Analysis of Financial Condition and Results of Operation--Liquidity and Capital Resources" and "Risk Factors--Liquidity and Cash Flow Pressures; Leverage."

                                  THE MERGER

  The Merger Agreement was entered into by and among InSight, AHS, Maxum, AHSC Acquisition and MXHC Acquisition on February 26, 1996, following approval by the boards of directors of each party to such agreement. Pursuant to the terms of the Merger Agreement, Maxum and AHS will each become a wholly-owned subsidiary of InSight through the mergers of MXHC Acquisition with and into Maxum and AHSC Acquisition with and into AHS. Descriptions of the Merger Agreement herein are qualified in their entirety by reference to the Merger Agreement set forth as Appendix A hereto.

CLOSING AND EFFECTIVE TIME OF THE MERGER

  The Merger will become effective upon the completion of the filing of properly executed Certificates of Merger with the Secretary of State of the State of Delaware reflecting the respective mergers of MXHC Acquisition with and into Maxum and AHSC Acquisition with and into AHS, which filings will be made after satisfaction of certain conditions set forth in the Merger Agreement. Neither of the two filings will be made unless both filings are made. See "Conditions of the Merger Agreement" below.

CONDITIONS OF THE MERGER AGREEMENT

  Conditions to the closing of the Merger Agreement include, but are not limited to, the following:

    1. Consummation of GE Medical Financial Transaction Documents: The requisite parties shall have executed, delivered and consummated the Restructuring Agreement and shall have consummated the Stock Acquisition Agreement, and the transactions related thereto.

    2. Registration Statement: The SEC shall have declared the Registration Statement effective, no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Joint Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC.

    3. Stockholder Approval: The Merger Proposal shall have been approved and adopted by (i) the affirmative vote of the holders of a majority of the outstanding shares of each of AHS Common Stock, AHS Series B Preferred Stock, and Maxum Common Stock, and (ii) the written consent of the sole stockholder of each of AHSC Acquisition and MXHC Acquisition. If the stockholders of any one or more of the Companies fail to approve the Merger Proposal, the Merger will not be consummated.

    4. Injunctions, Consents, Governmental Action: There shall be no preliminary or permanent injunction or other order in effect that prohibits the consummation of all or part of the Merger, nor shall there be any consent or approval required that has not been obtained, unless the failure to obtain such consent shall not have a material adverse effect upon the consummation of the Merger or the surviving corporations or their subsidiaries, taken as a whole. All state securities, blue sky and other permits necessary to issue the InSight Common Stock and InSight Series A Preferred Stock and consummate the Merger shall have been obtained. There shall not have been any action taken or any statute, rule, regulation or order executed which shall so restrict the surviving corporations or its subsidiaries which would so materially adversely affect the economic or business benefits of the Merger and related transactions as to render the Merger inadvisable.

    5. Limit on Cash Payments: The aggregate amount of cash required to be paid to AHS or Maxum stockholders who validly exercise their right to dissent shall not exceed 10% of the value of the InSight Common Stock issuable in exchange for AHS Common Stock and Maxum Common Stock. For purposes of valuing InSight Common Stock issuable in exchange for AHS Common Stock and Maxum Common

  Stock, Maxum and AHS have agreed to use the sum of (a) the number of shares of Maxum Common Stock outstanding immediately prior to the Merger multiplied by the average closing bid quotation on the OTC Bulletin Board for Maxum Common Stock for the last ten trading days immediately preceding the Merger, plus (b) the number of shares of AHS Common Stock outstanding immediately prior to the Merger multiplied by the average closing bid quotation on the OTC Bulletin Board for AHS Common Stock for the last ten trading days immediately preceding the Merger.

    6. Option Plans Adopted and Employment Agreements Offered: InSight shall have taken all necessary action to adopt the InSight Option Plans and shall have offered to enter into employment agreements with each of Messrs. Atkins, Cato, Croal, Boylan, LaDouceur and Cragin and Ms. MacFarlane as of the Effective Time. (Such employment agreements have been executed by all of the aforementioned persons except Mr. Cato.)

    7. Performance of Obligations: Each of AHS and Maxum shall have performed in all material respects its obligations under the Merger Agreement required to be performed by it at or prior to the Effective Time.

    8. Tax Opinions: AHS shall have received an opinion from Arent Fox Kintner Plotkin and Kahn, its outside legal counsel, and Maxum shall have received an opinion from Storey Armstrong Steger & Martin, P.C., its outside legal counsel, each substantially to the effect that the Merger will be treated for federal income tax purposes as a transaction described in Section 351 of the Code. See "The Merger--Federal Income Tax Consequences to Stockholders" below.

    9. Performance by Holders of AHS Series B Preferred Stock: The obligations of Maxum are subject to fulfillment of the obligations of the record holders of the AHS Series B Preferred Stock as provided in their respective agreements with AHS and Maxum.

TERMINATION OF THE MERGER AGREEMENT

  The Merger Agreement may be terminated prior to the Effective Time upon certain occurrences, including but not limited to the following:

    1. By mutual written consent of all of InSight, AHS, Maxum, AHSC Acquisition, and MXHC Acquisition (collectively, the "Parties," and individually, a "Party").

    2. By any Party if the Merger shall not have been consummated on or before September 30, 1996.

    3. By any Party upon the termination of the Stock Acquisition Agreement by GE Medical, provided that such Party is not in breach of its obligations under the Merger Agreement or the Stock Acquisition Agreement.

    4. By any Party if the Board of Directors of any other Party withdraws or adversely modifies its approval or recommendation of the Merger Proposal, or shall have resolved to do so.

    5. By any Party if there shall have been any material breach of a material obligation of another Party under the Merger Agreement and, if such breach is curable, such default is not remedied within ten days after written notice is received from the other Party. The ten-day cure period shall be extended as long as the breaching Party is making diligent attempts to cure such default.

    6. By any Party if any court of competent jurisdiction in the United States or other United States governmental body shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger, and such order, decree, ruling or other action shall have become final and nonappealable.

    7. By written notice from any Party to the others if any approval of the stockholders of a Party required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of the stockholders or any adjournment thereof.

SHARING AND REIMBURSEMENT OF EXPENSES

  Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Proposal shall be paid by the party incurring such expenses, except as otherwise provided in the Merger Agreement. The Merger Agreement provides that the following expenses will be shared equally by AHS and Maxum if the Merger is not consummated: (i) the filing fees in connection with the filing of the Registration Statement with the SEC, under state blue sky laws and with Nasdaq, and (ii) the expenses incurred in connection with the printing and mailing of this Joint Proxy Statement/Prospectus and the Registration Statement. If the Merger does not occur by reason of a breach of the obligations of either AHS or Maxum under the Merger Agreement or the failure of the stockholders of either AHS or Maxum to approve the Merger, the party who breaches or fails to obtain stockholder approval shall reimburse the other for its legal costs incurred in connection with the Merger.

  Each of Maxum and AHS has agreed to reimburse GE Medical in an amount equal to 40% of the legal costs incurred by GE Medical from and after July 1, 1995, in connection with the Merger and the GE Medical Financial Transactions. See "Business of Maxum--Certain Transactions" and "Business of AHS--Certain Transactions."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Stock and Option Holdings of Directors and Officers. Under the Merger Agreement, with certain exceptions set forth therein, from and after the Effective Time, each Existing Derivative Security to purchase or receive Maxum Common Stock or AHS Common Stock will be converted into a InSight Derivative Security to purchase or receive the same number of shares of InSight Common Stock as the holder of such Existing Derivative Security would have received had he exercised his Existing Derivative Security in full immediately prior to the Effective Time, with the exercise price per share to be proportionately adjusted. Accordingly, the adjusted exercise price per share for each Existing Derivative Security currently covering shares of Maxum Common Stock will be determined by dividing the exercise price in effect for that Existing Derivative Security immediately prior to the Effective Time of the Merger by
 .598. The adjusted exercise price per share for each Existing Derivative Security currently covering shares of AHS Common Stock will be determined by dividing the exercise price in effect for that Existing Derivative Security immediately prior to the Effective Time of the Merger by .100.

  As of May 6, 1996, there were outstanding Existing Derivative Securities to purchase an aggregate of 341,250 shares of Maxum Common Stock (excluding shares subject to stockholder ratification under the Maxum Option Ratification Proposal) and Existing Derivative Securities to purchase an aggregate of 1,215,000 shares of AHS Common Stock. As of such date, there were outstanding Existing Derivative Securities to purchase an aggregate of 31,250 shares of Maxum Common Stock and an aggregate of 565,000 shares of AHS Common Stock at exercise prices in excess of the closing bid quotations on the OTC Bulletin Board of those shares on May 6, 1996. Accordingly, a total of 75,187 shares of InSight Common Stock issuable under the Existing Derivative Securities to be assumed by InSight in the Merger will have adjusted exercise prices expected to be in excess of such price per share of InSight Common Stock after the Merger, and these InSight Derivative Securities will accordingly have value only if the market value of the InSight Common Stock purchasable under these InSight Derivative Securities after the Merger appreciates over the remaining option term of each InSight Derivative Security.

  The chart below indicates as to the specified individuals and groups (i) the number of options outstanding under each of the Maxum and AHS stock option plans which have exercise prices in excess of the market value of those shares on May 6, 1996 and (ii) the weighted average exercise price of these out-of-the-money options.

                                     MAXUM

                                                                                WEIGHTED AVERAGE
                                                                                 EXERCISE PRICE
                  OPTION HOLDER                                OPTION SHARES(1)    PER SHARE
                  -------------                                ---------------- ----------------
All Executive Officers as a group (1 person).................        5,000           $9.35
All Non-Employees other than Directors as a group (1 per-
 son)........................................................       11,250           $9.35
All Non-Employee Directors as a group (2 persons)............       15,000           $9.35
- --------
(1) Number of option shares equals the aggregate, for each individual or group listed, of shares subject to options to purchase Maxum Common Stock with an exercise price in excess of $2.88 per share, which was the closing bid quotation on the OTC Bulletin Board for Maxum Common Stock on May 6, 1996.

                                      AHS

                                                                                WEIGHTED AVERAGE
                                                                                 EXERCISE PRICE
                  OPTION HOLDER                                OPTION SHARES(2)    PER SHARE
                  -------------                                ---------------- ----------------
All Executive Officers as a group (3 persons)................      475,000           $1.19
All Non-Employee Directors as a group (3 persons)............       90,000           $1.39

- --------

(2) Number of option shares equals the aggregate, for each individual or group listed, of shares subject to options to purchase AHS Common Stock with an exercise price in excess of $0.84 per share, which was the closing bid quotation on the OTC Bulletin Board for AHS Common Stock on May 6, 1996.

  Certain stock options held by all of the current members of the Maxum Board and the stock options held by the four current non-employee members of the AHS Board that would otherwise terminate in accordance with their terms 90 days after the Effective Time due to such optionees' termination of service to AHS or Maxum will, following the Effective Time, be converted into InSight stock options that do not terminate due to such termination of service by the optionee, subject, (i) in the case of an aggregate of 75,000 shares of Maxum Common Stock issuable upon exercise of options, to the approval by the stockholders of Maxum of the Maxum Option Ratification Proposal and (ii) in the case of the AHS options, to the approval by the AHS stockholders of the AHS Plan Amendment Proposal. These options currently cover (i) for Maxum, an aggregate of 150,000 shares of Maxum Common Stock with a weighted average exercise price of $0.41 per share (which will, pursuant to the Merger, be converted into options to purchase an aggregate of 89,700 shares of InSight Common Stock with a weighted average exercise price of $0.68) and (ii) for AHS, an aggregate of 210,000 shares of AHS Common Stock, with a weighted average exercise price of $0.86 per share (which will, pursuant to the Merger, be converted into options to purchase an aggregate of 21,000 shares of InSight Common Stock with a weighted average exercise price of $8.60).

  Certain stock options held by three executive officers of Maxum that, at the Effective Time, would otherwise terminate will, following the Effective Time, without requiring the executives to exercise any or all of such options, be converted into options to purchase InSight Common Stock. These options currently cover an aggregate 90,000 shares of Maxum Common Stock with a weighted average exercise price of $0.50 per share which will, pursuant to the Merger, be converted into options to purchase an aggregate 53,820 shares of InSight Common Stock with a weighted average exercise price of $0.84 per share.

  The vesting of certain options held by directors of Maxum will accelerate prior to the Effective Time. In the aggregate, options to purchase 25,000 shares of Maxum Common Stock held by directors of Maxum at a weighted exercise price of $0.75 per share (which, pursuant to the Merger, will be converted into options to purchase 14,950 shares of InSight Common Stock at a weighted average exercise price of $1.25 per share) will accelerate to become immediately and fully exercisable prior to the Effective Time. No options held by executive officers of Maxum or by executive officers and directors of AHS will accelerate upon the consummation of the Merger.

  The following table sets forth the number of shares subject to unvested options held by each director of Maxum which will accelerate or become subject to acceleration in the Merger (assuming the Merger is consummated on or before October 29, 1996, at which time such options will fully vest assuming continued service by such director), and the number of such shares as converted to InSight Common Stock at the Effective Time:

                           NUMBER OF SHARES
                          SUBJECT TO UNVESTED                          WEIGHTED
                             OPTIONS WHICH    WEIGHTED                 AVERAGE
                             ACCELERATE ON    AVERAGE  AS CONVERTED EXERCISE PRICE
   MAXUM DIRECTOR OR         CONSUMMATION     EXERCISE  TO INSIGHT    FOLLOWING
   EXECUTIVE OFFICER           OF MERGER       PRICE   COMMON STOCK     MERGER
   -----------------      ------------------- -------- ------------ --------------
Leonard H. Habas........         5,000         $0.75       2,990        $1.25
Gaines W. Hammond, Jr...         5,000         $0.75       2,990        $1.25
Anthony J. LeVecchio....         5,000         $0.75       2,990        $1.25
Ronald G. Pantello......         5,000         $0.75       2,990        $1.25
Andrew Tofe.............         5,000         $0.75       2,990        $1.25
TOTAL...................        25,000         $0.75      14,950        $1.25

  In the aggregate, as of May 6, 1996, (i) Maxum's directors and executive officers and their affiliates beneficially owned approximately 16.2% of the outstanding Maxum Common Stock, including 11.7% representing options, warrants and other rights to purchase Maxum Common Stock which were exercisable within 60 days and (ii) current directors and executive officers of AHS and their affiliates beneficially owned approximately 45.7% of the outstanding AHS Common Stock, including approximately 91.6% of the AHS Common Stock issuable upon conversion of AHS Series B Preferred Stock and approximately 8.7% representing options, warrants and other rights to purchase AHS Common Stock which were exercisable within sixty days. Upon the Effective Time, it is anticipated that (i) the directors and executive officers of Maxum and their affiliates will beneficially own approximately 8.7% of the outstanding shares of InSight Common Stock, including options, warrants and other rights to purchase approximately 6.2% of such shares and (ii) the current directors and executive officers of AHS and their affiliates will beneficially own approximately 23.0% of the outstanding shares of InSight Common Stock, including shares subject to options, warrants and other rights to purchase InSight Common Stock. All of the current directors and executive officers of each Company have indicated that they will vote their shares of Common Stock in the respective Company FOR approval of the Merger Proposal. For more information, see "Operation, Management and Business of InSight After the Merger--InSight Principal Stockholders," "AHS Principal Stockholders," and "Maxum Principal Stockholders."

  Employment, Consulting and Severance Arrangements. In anticipation of the consummation of the Merger, certain of the executive officers and directors of AHS and Maxum have been named as executive officers and directors of InSight. See "Operation, Management and Business of InSight After the Merger-- Management of InSight."

  In anticipation of the consummation of the Merger, each of E. Larry Atkins, Michael A. Boylan, Glenn P. Cato, Michael D. Cragin, Thomas V. Croal, Robert
N. LaDouceur, and Deborah M. MacFarlane has executed an employment agreement with InSight (an "InSight Employment Agreement"), each of which becomes effective as to employment at the Effective Time. The InSight Employment Agreements provide the same annual salary that each executive is currently earning pursuant to his or her employment agreement with AHS or Maxum, as the case may be, and each provides severance compensation equal to 12 months of compensation in the event the executive's employment is terminated (i) because of "physical or mental disability" (as defined therein), (ii) other than for "Cause" (as defined therein) or (iii) voluntarily by the executive due to a "Change of Control"

(as defined therein). In consideration for such severance compensation, each executive has agreed not to solicit, entice, divert or otherwise contact any customer or employee of InSight for any provision of services which constitute Company Business (as defined therein) during the period that the executive is receiving severance compensation or for a period of 12 months after the executive's termination of employment, whichever is later. Each InSight Employment Agreement expressly supersedes any employment agreement between the executive and AHS or Maxum. In addition, Messrs. Atkins, Cragin and Croal and Ms. MacFarlane have waived their rights to payments or other benefits which would otherwise vest at the Effective Time under any agreement with AHS.

  Each of Frank E. Egger and Anthony J. LeVecchio has entered into a consulting agreement with InSight, to be effective at the Effective Time, providing for compensation at the rate of $7,083.33 per month. Mr. Egger's agreement provides for severance payments equal to 12 months of compensation in the event that the agreement is terminated as a result of (i) Mr. Egger becoming physically or mentally disabled, (ii) discretionary action of the InSight Board or (iii) a corporate reorganization that has the effect of diminishing or impairing Mr. Egger's consulting responsibilities. Mr. LeVecchio's agreement may be terminated upon 30 days' notice by either party. Mr. Egger's consulting agreement with InSight expressly supersedes his consulting agreement with AHS dated April 6, 1995. Mr. LeVecchio's consulting agreement with InSight expressly supersedes all of his prior consulting arrangements with Maxum.

  Issuance of Warrants to Holders of AHS Series B Preferred Stock. In consideration for the issuance of warrants to purchase an aggregate of 50,000 shares of InSight Common Stock at the Effective Time, the holders of AHS Series B Preferred Stock have agreed to vote in favor of the Merger Proposal, the InSight Option Plans Proposal and the AHS Plan Amendment Proposal at the AHS Special Meeting and have further agreed to waive any rights to dividends, liquidation preferences, voting and redemption they may have in connection with the Merger and certain other rights. The exercise price of such warrants will be the fair market value of the InSight Common Stock based on its average closing price for the 20 trading days commencing on the 11th trading day after the Effective Time. Such warrants are exercisable at any time after the Effective Time until five years thereafter. Subject to certain conditions, the holders of the warrants will have certain "piggy back" registration rights to register the shares subject to the warrants under the Securities Act. See "Description of Capital Stock of AHS--Warrants."

  InSight Director Options. At the Effective Time, each director then serving on the InSight Board will be granted under the 1996 Directors' Stock Option Plan an option to purchase 15,000 shares of InSight Common Stock at an exercise price per share equal to the fair market value of InSight Common Stock on the date of grant. Each director of InSight who commences service after the Effective Time shall be granted an option to purchase 15,000 shares of InSight Common Stock. These initial grants will vest monthly on a pro rata basis over a three-year period, so long as the optionee remains on the InSight Board, or is an employee or independent contractor of InSight or one of its subsidiaries. However, in the agreement evidencing such stock option, the InSight Board may modify the vesting conditions in the event of the death or disability of the optionee. At the end of such three-year period, and annually thereafter during the term of the 1996 Directors' Stock Option Plan, so long as the optionee remains on the InSight Board he will be granted an option to purchase 5,000 shares of InSight Common Stock. These additional grants vest monthly over one year on the same terms as the initial grants. See "Proposal No. 2: Approval of InSight Option Plans Proposal."

STOCKHOLDER APPROVALS

  Maxum Stockholder Approval. The DGCL requires the affirmative vote of a majority of the issued and outstanding shares of Maxum Common Stock for approval of the Merger Proposal.

  AHS Stockholder Approval. The affirmative vote of a majority of the issued and outstanding shares of AHS Common Stock and a majority of the issued and outstanding shares of AHS Series B Preferred Stock voting as separate classes is required for approval of the Merger Proposal. The directors and officers of AHS and their affiliates as a group hold voting power over 2,049,819 shares of AHS Common Stock and 34,691.26 shares of

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AHS Series B Preferred Stock, representing 21.1% and 91.6%, respectively, of the total votes entitled to be cast for approval of the Merger Proposal. All of such shares are expected to be voted in favor of the Merger Proposal.

  MXHC Acquisition Stockholder Approval. The DGCL requires the affirmative vote of a majority of the issued and outstanding shares of common stock of MXHC Acquisition for approval of the Merger Proposal. InSight owns all of such shares and has voted such shares to approve the Merger Proposal.

  AHSC Acquisition Stockholder Approval. The DGCL requires the affirmative vote of a majority of the issued and outstanding shares of common stock of AHSC Acquisition for approval of the Merger Proposal. InSight owns all of such shares and has voted such shares to approve the Merger Proposal.

RIGHTS OF SECURITY HOLDERS

  The stockholders of each of Maxum and AHS should be aware that upon receipt of InSight Common Stock, their rights as stockholders, which are governed by the laws of the State of Delaware and the Certificates of Incorporation and Bylaws of their respective companies (the "Governance Documents"), will continue to be governed by the laws of the State of Delaware, the state of incorporation of InSight, and will be governed by InSight's Certificate and Bylaws (the "InSight Bylaws"). At the Effective Time, the rights of the stockholders of each of Maxum and AHS will be different, and possibly adversely affected, due to differences between the Governance Documents and the InSight Certificate and the InSight Bylaws. Accordingly, the stockholders of each of the Companies should carefully review the following, which the Companies believe addresses all material differences in the rights of the stockholders upon the Effective Time, to understand how certain of their rights as stockholders will be affected upon consummation of the Merger.

  The following is a brief description of those differences. This description does not purport to be a complete explanation of all of the differences between the rights of InSight stockholders and the stockholders of each of Maxum and AHS. Furthermore, the identification of specific differences is not meant to indicate that other differences do not exist. The following summary is also qualified in its entirety by reference to the DGCL, the Governance Documents and the InSight Certificate and InSight Bylaws.

  Rights of InSight Series A Preferred Stock. At the Effective Time, GE Medical will receive shares of InSight Series A Preferred Stock representing 48% of the outstanding capital stock of InSight, on an as converted basis, subject to certain adjustments. The stockholders of each of Maxum and AHS should be aware that upon the receipt of InSight Common Stock, their rights will be subject to the rights of GE Medical as the holder of InSight Series A Preferred Stock. GE Medical will be entitled to vote as a separate class on a number of transactions, including, but not limited to, the sale of assets, the liquidation or dissolution of InSight, a merger of InSight, the issuance of equity securities having a preference over or on a parity with InSight Series A Preferred Stock, and the amendment of InSight's charter documents. See "Risk Factors--Certain Rights of Primary Creditor" and "Operation Management and Business of InSight after the Merger--Description of Capital Stock of InSight."

  Distributions and Redemptions. Holders of the AHS Series B Preferred Stock have certain dividend redemption and other rights which have priority over the rights of the holders of AHS Common Stock. Accordingly, other than the loss of such rights of the AHS Series B Preferred Stock, the closing of the Merger will not affect the rights of the Maxum or AHS stockholders in this regard.

  Staggered Board of Directors. The DGCL permits a corporation's certificate of incorporation or bylaws to provide for a staggered board of directors divided into three classes. The Restated Certificates of Maxum and AHS each provide for a staggered Board of Directors consisting of three classes with initial terms of one year, two years and three years, respectively, with three-year terms thereafter. The InSight Certificate also provides for a staggered Board of Directors. In addition, the InSight Certificate provides that a director may only be removed for cause and by the affirmative vote of the holders of 80% of the InSight capital stock entitled to vote. These provisions, when coupled with the provisions in the InSight Certificate and Bylaws authorizing only the InSight Board to fill vacant directorships, will preclude stockholders from replacing the InSight Board at one

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time and will also prevent stockholders from removing incumbent directors without cause and simultaneously gaining control of the InSight Board by filling the vacancies created by such removal with their nominees. The foregoing provisions of the DGCL and the InSight Certificate may have certain anti-takeover effects.

  Stockholder Voting Requirements. Under the DGCL, directors are generally elected by a plurality of the votes cast by the stockholders entitled to vote at a stockholder's meeting at which a quorum is present. Under the DGCL, unless otherwise provided by the DGCL or a Delaware corporation's certificate of incorporation or bylaws, if a quorum exists, action on a matter is approved by the affirmative vote of a majority of the shares represented at a meeting and entitled to vote on the matter. Accordingly, under the DGCL, abstentions have the same effect as votes against a matter.

  Unless otherwise required by law or Maxum's Restated Certificate or Bylaws, an action requiring Maxum stockholder approval must be approved by a majority of the shares present in person or represented by proxy and entitled to vote on the subject matter at a meeting at which a quorum is present. The Maxum Restated Certificate provides for the following exceptions to the foregoing general rule:

    (1) Provisions of the Maxum Certificate relating to Maxum Preferred Stock may not be amended, modified or waived without the consent of the holders of at least 66 2/3% of the outstanding Series A Preferred Stock.

    (2) Articles Six (directors), Seven (denying the stockholders the right to actions by written consent), Eight (stockholder vote in special circumstances) and Nine (alteration, amendment, repeal or adoption of the Maxum Bylaws) may not be altered, amended, changed or repealed without the consent of at least 80% of the shares entitled to vote in the election of directors voting as one class.

    (3) The following events require either a vote of 80% or more of the outstanding shares of Maxum entitled to vote thereon, or a vote of two-thirds of the Maxum Board, if any corporation, person or entity owns or controls, directly or indirectly, 5% or more of the outstanding shares of Maxum entitled to vote (a "Controlling Stockholder"):

      (a) any merger or consolidation of Maxum or any of its subsidiaries with or into such Controlling Stockholder;

      (b) any sale, lease, exchange or other disposition of all or any substantial part of the assets of Maxum or any of its subsidiaries to or with such Controlling Stockholder;

      (c) the issuance or delivery of any voting securities of Maxum or any of its subsidiaries to such Controlling Stockholder in exchange for cash, other assets or securities, or a combination thereof; or

      (d) any dissolution or liquidation of Maxum.

  Maxum's Governance Documents also provide that a nominee for director may be elected only by the affirmative vote of more than 50% of Maxum's outstanding shares entitled to vote for the election of directors.

  Unless otherwise required by law or AHS' Restated Certificate or Bylaws, an action requiring stockholder approval must be approved by a majority of the shares present in person or represented by proxy and entitled to voted on the subject matter at a meeting at which a quorum is present. The election of directors, however, requires a plurality vote.

  The AHS Restated Certificate and Bylaws provide for the following exceptions to the general rule regarding stockholder voting:

    (1) The AHS Bylaws may be altered, amended, repealed or adopted by the affirmative vote of either (a) a majority of the AHS Board, or (b) at least 66 2/3% of the outstanding AHS Voting Stock (as defined below for the purposes of this section only), unless one or more Related Persons (as defined below for the purposes of this section only) exist, in which case the required vote is at least 66 2/3% of the Disinterested Shares (as defined below for the purposes of this section only).

    (2) Subject to the rights of the holders of any series of preferred stock of AHS, any director, or the entire AHS Board may be removed at any time, with or without cause, by the affirmative vote of the holders

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  of a majority of AHS' outstanding Voting Stock, unless the proposal to remove a director is made by a Related Person or a director affiliated with a Related Person, in which case in addition to the foregoing vote, any removal shall also require the affirmative vote of the holders of not less than 66 2/3% of the Disinterested Shares.

    (3) Certain types of business combinations involving AHS require either
  (i) the affirmative vote of at least 66 2/3% of the Disinterested Shares or
  (ii) the affirmative vote required by law or the AHS Restated Certificate if the business combination is approved by a majority of the directors (the "Continuing Directors") who (i) are not a Related Person or affiliated with a Related Person and (ii) either (a) were a director on April 30, 1988 or
  (b) became a director subsequent to such date and was recommended, elected or nominated by a majority of the Continuing Directors.

    (4) The amendment, alteration, repeal or rescission of the AHS Restated Certificate requires the approval of a majority of the AHS Board and the affirmative vote of the holders of a majority of the outstanding Voting Stock of AHS; provided, however, that any such amendment, alteration, repeal or rescission of Articles Nine (alteration, amendment, repeal or adoption of the AHS Bylaws), Ten (directors), Eleven (denying stockholders the right to actions by written consent), Twelve (definitions) or Thirteen (alteration, amendment, repeal or adoption of the AHS Restated Certificate) must be approved by (i) a majority of the Continuing Directors, or (ii) by the affirmative vote of the holders of not less than 66 2/3% of the outstanding Voting Stock, and if the alteration, amendment, repeal or rescission is proposed by or on behalf of a Related Person or a director affiliated with a Related Person, by the affirmative vote of the holders of not less than 66 2/3% of the Disinterested Shares.

  For purposes of the AHS Certificate, the following definitions shall apply:

  "Voting Stock" means all outstanding shares of capital stock of AHS entitled to vote generally in the election of directors of AHS. "Related Person" means and includes any individual, corporation, partnership or other person or entity, or any group of two or more of the foregoing that have agreed to act together, which together with its Affiliates and Associates (as defined below for the purposes of this section only), Beneficially Owns (as defined below for the purposes of this section only), in the aggregate 15% or more of the outstanding Voting Stock, and any Affiliate or Associate of any such individual, corporation, partnership or other entity; provided, however, that the term "Related Person" shall not include any individual, corporation, partnership or other person, entity or group, or any affiliate or Association thereof, which Beneficially Owned on December 23, 1987 15% or more of the outstanding Voting Stock of AHS. "Disinterested Shares" means, as to any Related Person, shares of Voting Stock Beneficially Owned by stockholders other than such Related Person. "Affiliate" and "Associate" have the meanings set forth in Rule 12b-2 under the Exchange Act as in effect on December 31, 1987. "Beneficially Owns" has the meaning set forth in Rule 13d-3 under the Exchange Act as in effect on December 31, 1987.

  Holders of AHS Series B Preferred Stock are entitled to vote separately as a class under certain circumstances, including the election of two of the seven AHS directors, and otherwise vote together with the AHS Common Stock as a single class. Such separate voting rights will be eliminated as a result of the Merger.

  Unless otherwise required by law or by InSight's Certificate or Bylaws, an action requiring InSight stockholder approval must be approved by a majority of the shares present in person or represented by proxy and entitled to vote on the subject matter at a meeting where a quorum is present. In addition, the InSight Certificate and Bylaws provide that a nominee to be an InSight director may be elected only by a plurality of the votes cast in the election of that nominee.

  The InSight Certificate also provides that certain provisions of the InSight Certificate and all provisions of the InSight Bylaws may only be amended by the affirmative vote of the holders of at least 80% of the combined voting power of all shares of InSight entitled to vote, including the provisions governing: (i) the number, election and terms of directors, (ii) stockholder nomination of director candidates and the introduction of business at annual meetings, (iii) filling newly created directorships and vacancies, (iv) the removal of directors, (v) the calling of special meetings, (vi) the stockholders' inability to act by written consent, (vii) the rights of the

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

directors and officers of InSight with respect to indemnification under
Article 7 of the InSight Bylaws and (viii) the amendment, repeal or adoption of, or approval of any provision inconsistent with, those provisions of the InSight Bylaws related to (i) through (vii) above. Accordingly, these supermajority voting provisions may have certain antitakeover effects.

  Notice Procedures for Stockholder Proposals. AHS' Restated Certificate and InSight's Bylaws establish advance notice procedures with regard to the nomination, other than by or at the direction of the Board of Directors, of persons for election as directors. The Maxum Governance Documents do not establish such procedures. The AHS and InSight procedures for stockholder nominations for the election of directors at an annual meeting must be in writing and received by the Secretary of AHS or InSight, not less than 60 days nor more than 90 days prior to the meeting. If less than 40 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder must be received by the Secretary not later than the close of business on the 10th day following the day notice of the date of the meeting was mailed or such public disclosure was made. The notice of nomination must set forth certain information with respect to the stockholder and each nominee for director. Although these procedures do not give the AHS or InSight Boards any power to approve or disapprove stockholder nominations for election of directors, they may have the effect of precluding a nomination for election of directors, if the proper procedures are not followed, and could discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors, even if such solicitation might be beneficial to InSight or its stockholders. Accordingly, these provisions may have certain antitakeover effects to which the Maxum stockholders are not currently subject.

  Reductions or Expansion of Board. The InSight Bylaws provide that (i) to decrease the number of directors on the InSight Board, such action requires the approval of a majority of the InSight Board and at least one director from each class of directors, and (ii) to increase the number of directors on the InSight Board, such action requires the approval of 80% of the entire InSight Board and at least one director from each class of directors. Amendment of the foregoing clause (ii) to eliminate the 80% approval provision requires the approval of 80% of the directors.

  The Maxum Restated Certificate requires that the number of directors on the Maxum Board be fixed from time to time by a majority of the entire Maxum Board and at least one director from each class of directors. The AHS Bylaws require a majority vote of the directors present at a meeting to approve an action, including changing the number of directors on the AHS Board. Accordingly, after the closing of the Merger, it may be more difficult for the InSight Board to increase or decrease the number of members on the InSight Board than it was for the Maxum Board or AHS Board to increase or decrease their membership. Consequently, the InSight Certificate provisions may have certain antitakeover effects.

  Removal of Directors. The DGCL provides that, except with respect to corporations with classified boards of directors or cumulative voting, a director may be removed, with or without cause, by the holders of the majority of the shares entitled to vote at an election of directors. The Maxum Restated Certificate and Bylaws allow for the removal of directors only for cause, by the affirmative vote of the holders of a majority of the voting stock entitled to elect directors. The AHS Governance Documents allow directors to be removed, with or without cause, only by the affirmative vote of the holders of a majority of the company's outstanding voting stock, subject to the rights of holders of preferred stock of AHS, provided that, if a removal proposal is made by a person who owns 15% or more of the Voting Stock of AHS, such vote shall require approval of 66 2/3% of the Disinterested Stockholders. The affirmative vote of holders of a majority of the AHS Series B Preferred Stock is required to remove the directors elected by such holders. The InSight Certificate allows directors to be removed from office only for cause and only by the affirmative vote of the holders of 80% of the combined voting power of the then outstanding stock entitled to vote. Accordingly, after the closing of the Merger, the ability of InSight stockholders to remove a director of InSight will be more restrictive than currently is the case for Maxum and AHS.

  Amendments to Charter. Unless a specific section of the DGCL or a corporation's certificate of incorporation require a greater vote, an amendment to a Delaware corporation's certificate of incorporation generally must be approved by a majority of the votes entitled to be cast on the amendment. Certain provisions

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

of the Maxum Restated Certificate and AHS Restated Certificate may only be amended by the affirmative vote of the holders of more than a majority of the outstanding shares of their respective Common Stock.

  The Maxum Restated Certificate provides as follows:

    (1) Provisions relating to Maxum Preferred Stock may not be amended, modified or waived without the consent of the holders of at least 66 2/3% of the outstanding Series A Preferred Stock; and

    (2) Articles Six (the number, election and terms of directors; filling of newly created directorships and vacancies; and removal of directors), Seven (denying the stockholders the right to actions by written consent), Eight (stockholder vote in special circumstances, including business combinations, disposition of assets and dissolution or liquidation of Maxum) and Nine (alteration, amendment, repeal or adoption of the Maxum Bylaws) of the Maxum Restated Certificate may not be altered, amended, changed or repealed without the consent of at least 80% of the shares entitled to vote in the election of directors voting as one class.

  The AHS Restated Certificate provides that the amendment, alteration, repeal or rescission of the AHS Restated Certificate requires the approval of a majority of the AHS Board and the affirmative vote of the holders of a majority of the outstanding Voting Stock of AHS; provided, however, that any such amendment, alteration, repeal or rescission of Articles Nine (alteration, amendment, repeal or adoption of the AHS Bylaws), Ten (directors), Eleven (denying stockholders the right to actions by written consent), Twelve (definitions) or Thirteen (alteration, amendment, repeal or adoption of the AHS Restated Certificate) must be approved by (i) a majority of the Continuing Directors, or (ii) by the affirmative vote of the holders of not less than 66 2/3% of the outstanding Voting Stock, and, if the alteration, amendment, repeal or rescission is proposed by or on behalf of a Related Person or a director affiliated with a Related Person, by the affirmative vote of the holders of not less than 66 2/3% of the Disinterested Shares.

  The InSight Certificate provides that certain provisions of the InSight Certificate and InSight Bylaws may not be amended by the vote of the stockholders, unless approval is received from at least 80% of the combined voting power of all shares of InSight entitled to vote in the election of directors, plus any approval required by the terms of preferred stock then outstanding. Such provisions include those governing: (i) the number, election and terms of directors, (ii) stockholder nomination of director candidates and the introduction of business at annual meetings, (iii) filling newly created directorships and vacancies, (iv) the removal of directors, (v) the calling of special meetings, (vi) the stockholders' inability to act by written consent,
(vii) the rights of the directors and officers of InSight with respect to indemnification under Article 7 of the InSight Bylaws and (viii) the amendment, repeal or adoption of, or approval of any provision inconsistent with, those provisions of the InSight Bylaws related to (i) through (vii) above. Accordingly, after the closing of the Merger, it may be more difficult for the stockholders of InSight to amend certain sections of the InSight Certificate than currently is the case for stockholders of Maxum and AHS. This could be deemed a benefit or detriment to such stockholders depending upon a stockholder's position with respect to a particular issue.

  Special Meetings of Stockholders. Special meetings of the stockholders of a Delaware corporation may be called by the board of directors or by the persons authorized in the corporation's certificate of incorporation or bylaws. The Maxum Bylaws provide that special meetings of the stockholders may be called by the Maxum Board or President. The AHS Bylaws provide that special meetings of the stockholders of the corporation may be called by the Chairman of the Board, President, or the AHS Board or its Executive Committee, or on written request of the holders of at least 20% of the shares outstanding and entitled to vote. The InSight Bylaws provide that a special meeting shall be called at the written request of stockholders holding 10% of the voting power of all InSight Common Stock, and may be called by the Chairman of the Board, the Board of Directors or the President. Accordingly, each of the stockholders of AHS and Maxum will be subject to a different standard as stockholders of InSight with respect to the calling of special meetings of stockholders after the Merger.

GOVERNMENTAL AND REGULATORY APPROVALS

  At any time before or after the Effective Time, the Federal Trade Commission or the Antitrust Division of the United States Department of Justice or any state could take action under the federal or state antitrust laws to

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

seek to enjoin the consummation of the Merger. Private parties may also seek to take legal action under the antitrust laws. Based on information available to them, Maxum and AHS believe that the Merger can be effected in compliance with federal and state antitrust laws. However, there can be no assurance that a challenge to the consummation of the Merger on antitrust grounds will not be made or that, if such a challenge were made, that AHS and Maxum would prevail. InSight, Maxum and AHS are aware of no governmental or regulatory approvals required for the consummation of the Merger, other than compliance with federal and applicable state securities and corporate laws, and the required transfer of or amendment to certain of AHS' and Maxum's licenses and permits.

FEDERAL INCOME TAX CONSIDERATIONS

  The following summary is a general discussion of certain expected federal income tax consequences of the Merger. This summary is based upon the Code, regulations and rulings now in effect or proposed thereunder, current administrative rulings and practice and judicial authority, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to stockholders of AHS and Maxum set forth herein. While this summary, in the opinions of Storey Armstrong Steger & Martin, P.C., and Arent Fox Kintner Plotkin & Kahn, addresses all material federal income tax consequences generally applicable to such stockholders, this summary does not discuss all aspects of federal income taxation that may be relevant to a particular investor (including, but not limited to, GE Medical) in light of personal circumstances or to certain types of investors subject to special treatment under the federal income tax laws (for example, life insurance companies, tax-exempt organizations, foreign investors, dealers in securities and taxpayers subject to the alternative minimum tax) and does not discuss any aspect of state, local or foreign tax laws.

  Consummation of the Merger is subject to the condition that Maxum shall have received an opinion of Storey Armstrong Steger & Martin, P.C., its outside counsel, dated as of the Effective Time, and that AHS shall have received an opinion of Arent Fox Kintner Plotkin & Kahn, its outside counsel, dated as of the Effective Time. Such opinions will state that, based on the information set forth in the Merger Agreement, the Restructuring Agreement and the Stock Acquisition Agreement, as well as the representations set forth in such opinions, and subject to the facts, limitations and assumptions set forth in such opinions, (i) the Merger will be treated, for federal income tax purposes, as a transaction described in Code Section 351, and (ii) the tax consequences to the stockholders of AHS and the stockholders of Maxum will be as follows: (a) a stockholder of AHS or Maxum will not recognize gain or loss on the conversion of his shares of stock of AHS or of Maxum into shares of stock in InSight; (b) a stockholder of AHS or Maxum who receives cash in lieu of fractional shares will recognize gain equal to the lesser of (1) the amount of cash received or (2) the excess of the sum of the value of the InSight shares received and the cash received over the tax basis for his AHS or Maxum shares surrendered (assuming such stockholder held his shares of AHS or Maxum stock as a capital asset, such gain would be capital gain); (c) a stockholder of AHS or Maxum who receives cash upon the exercise of dissenters' appraisal rights will recognize gain or loss equal to the difference between the amount of cash received and such stockholder's tax basis for his shares of AHS or Maxum stock (if the shares of AHS or Maxum stock were a capital asset in the hands of such a dissenting stockholder, the gain or loss recognized would be a capital gain or loss); (d) the aggregate basis of shares of InSight stock received in the Merger by a stockholder of AHS or stockholder of Maxum will be the same as such stockholder's aggregate tax basis for his shares of AHS or Maxum stock surrendered in exchange therefor decreased by the amount of any cash received and increased by any gain recognized; and (e) if a stockholder of AHS or Maxum held his shares of AHS or Maxum stock as a capital asset immediately prior to the Merger, his holding period for the shares of InSight Common Stock received in the Merger will include the period during which he held the shares of AHS or Maxum stock. InSight, AHS and Maxum do not intend to apply for a ruling from the IRS with respect to the federal income tax consequences of the Merger.

  If the Merger constitutes a Code Section 351 transaction, the following would be the material federal income tax consequences of the Merger to the stockholders of AHS and Maxum: (i) no gain or loss will be recognized by stockholders of AHS and Maxum upon their receipt of InSight Common Stock in exchange for their AHS Common Stock and Maxum Common Stock, except that stockholders who receive cash proceeds for fractional interests in InSight Common Stock will recognize gain or loss equal to the difference between such proceeds

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and the tax basis allocated to their fractional share interests, and such gain or loss will constitute capital gain or loss if their AHS Common Stock or Maxum Common Stock is held as a capital asset at the Effective Time and will be long-term capital gain or loss if such shares had been held for more than one year at the Effective Time, (ii) the tax basis of the shares of InSight Common Stock (including fractional share interests) received by the stockholders of AHS or Maxum will be the same as the tax basis of their AHS Common Stock or Maxum Common Stock, and (iii) the holding period for federal income tax purposes of the InSight Common Stock in the hands of the stockholders of AHS and Maxum will include the holding period of their AHS Common Stock or Maxum Common Stock, provided such AHS Common Stock or Maxum Common Stock is held as a capital asset at the Effective Time.

  Holders of AHS Common Stock or Maxum Common Stock who receive cash upon the exercise of dissenter's rights generally will recognize gain or loss measured by the difference between the amount of cash received and their adjusted tax basis in such shares. Such gain or loss generally will be capital gain or loss, provided such shares are held as capital assets at the Effective Time, and will be long-term capital gain or loss if such shares had been held for more than one year at the Effective Time.

  GE Medical will provide certain services to InSight following the Merger pursuant to the AHS Master Agreement and the MHC Master Agreement. In connection therewith, InSight will agree to make payments of the Supplemental Service Fee to GE Medical in amounts equal to a portion or all of the discounts currently provided by GE Medical from its list prices for these services; such payments could, in certain cases, be in amounts constituting a premium over such list prices. See "Debt Restructuring and Issuance of Preferred Stock to GE Medical--Master Service Agreement Addendum." Such payments to GE Medical under the Master Service Agreement Addendum may be characterized as non-deductible dividends for purposes of calculating InSight's federal income taxes, which would substantially increase the amount of tax that InSight is required to pay. While there is no specific authority, it is also possible that payments made by InSight to GE Medical of the Supplemental Service Fee, as well as the termination payment with respect thereto, will be deemed to create a deemed dividend in an indeterminate amount to all InSight stockholders at the time of such payments. Tax counsel to AHS and Maxum believe that it is more likely than not that such a deemed dividend will not result. There can be no assurance that the IRS and the courts will agree.

  Both Maxum and AHS have substantial pre-Merger net operating loss carry forwards ("NOLs"). In general, NOLs represent tax attributes that can be carried forward to offset future taxable income of a taxpayer. After the Effective Time, however, neither Maxum nor AHS is expected to have any meaningful NOLs available to offset future income of InSight for two reasons. First, their respective NOLs will be largely utilized to offset the cancellation of debt income created when Maxum and AHS issue to GE Medical the Maxum Series B Preferred Stock and AHS Series C Preferred Stock. Second, whatever NOLs remain thereafter will be restricted under Code Section 382. As a result, Maxum and AHS do not believe that the NOLs will provide material benefits to InSight after the Merger. The amount, if any, of NOLs available for annual use by AHS, Maxum or InSight cannot be quantified at this time for several reasons. These include (i) the actual amount of NOLs remaining after the cancellation of debt transaction is calculated using the value of the Maxum Series B Preferred Stock and AHS Series C Preferred Stock (which cannot be currently predicted with certainty), (ii) the formula for determining the NOLs' availability on an annual basis is the value of Maxum and AHS multiplied by the federal long-term tax exempt rate (both as of the Effective Time, and neither of which can be currently predicted with certainty) and (iii) the rules governing the filing of consolidated returns will limit the Companies' ability to use the pre-transaction losses of AHS to offset future income of Maxum or InSight and may limit InSight and Maxum's use of AHS' NOLs.

  THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. SUCH DISCUSSION MAY NOT BE APPLICABLE TO A STOCKHOLDER WHO ACQUIRED SHARES OF AHS OR MAXUM COMMON STOCK PURSUANT TO THE EXERCISE OF AN EMPLOYEE STOCK OPTION OR OTHERWISE AS COMPENSATION. AHS AND MAXUM STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS FOR MORE SPECIFIC AND DEFINITE ADVICE AS TO THE FEDERAL INCOME TAX CONSEQUENCES TO THEM ON THE

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EXCHANGE OF THEIR AHS COMMON AND MAXUM COMMON STOCK PURSUANT TO THE MERGER
PROPOSAL AND THE TRANSACTIONS CONTEMPLATED IN CONNECTION THEREWITH, AS WELL AS ADVICE AS TO THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS. THE PARTIES TO THE MERGER HAVE NOT REQUESTED A RULING FROM THE INTERNAL REVENUE SERVICE WITH RESPECT TO THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER PROPOSAL AND THE TRANSACTIONS CONTEMPLATED IN CONNECTION THEREWITH. WITHOUT SUCH A RULING, THERE CAN BE NO ASSURANCE THAT THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER PROPOSAL AND THE TRANSACTIONS CONTEMPLATED IN CONNECTION THEREWITH WILL BE AS DESCRIBED HEREIN. THE DISCUSSION ABOVE REGARDING SUCH THE FEDERAL INCOME TAX CONSEQUENCES IS NOT BINDING ON THE INTERNAL REVENUE SERVICE OR ANY COURT.

ACCOUNTING TREATMENT

  The Merger will be accounted for under the "purchase" method of accounting, in accordance with generally accepted accounting principles. Maxum is treated as the acquiror for accounting purposes, based on relative revenues, book values and other factors which are reflected in the stock apportionment. The purchase price of AHS, including direct costs of the Merger, will be allocated based upon the fair value of the assets acquired and liabilities assumed, with the excess purchase consideration allocated to goodwill. The exchange of Maxum Common Stock for InSight Common Stock will be treated as a reorganization with no change in the recorded amount of Maxum's assets and liabilities. The financial statements of Maxum will become the financial statements of InSight. The results of InSight will include the results of AHS from and after the Effective Time.

  The Unaudited Pro Forma Condensed Consolidated Financial Statements appearing elsewhere in this Joint Proxy Statement/Prospectus are based upon certain assumptions and allocate the purchase price of AHS based upon preliminary estimates of the fair value of the assets acquired and liabilities assumed. The unaudited pro forma adjustments and consolidated amounts are included for informational purposes only. If the Merger is consummated, then InSight's financial statements will reflect effects of acquisition adjustments only from and after the Effective Time. The actual allocation of the purchase price may differ significantly from the allocation reflected in the Unaudited Pro Forma Condensed Consolidated Financial Statements.

DISSENTERS' RIGHTS OF APPRAISAL UNDER DGCL

  Holders of record of Maxum or AHS Common Stock who comply with the applicable procedures summarized herein will be entitled to appraisal rights under Section 262 of the DGCL. A person having a beneficial interest in AHS Common Stock or Maxum Common Stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. It is a condition to the consummation of the transactions contemplated under the Merger Agreement that the aggregate amount of cash required to be paid to dissenting stockholders of AHS and Maxum at the Effective Time shall not exceed 10% of the value of InSight Common Stock to be issued in the Merger. See "The Merger--Conditions of the Merger Agreement."

  THE FOLLOWING DISCUSSION IS NOT A COMPLETE STATEMENT OF THE LAW PERTAINING TO APPRAISAL RIGHTS UNDER THE DGCL AND IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 WHICH IS REPRINTED IN ITS ENTIRETY AS APPENDIX D TO THIS PROXY STATEMENT. ALL REFERENCES IN SECTION 262 AND IN THIS SUMMARY TO A "STOCKHOLDER" ARE TO THE RECORD HOLDER OF MAXUM COMMON STOCK OR AHS COMMON STOCK AS TO WHICH APPRAISAL RIGHTS ARE ASSERTED. VOTING AGAINST, ABSTAINING FROM VOTING OR FAILURE TO VOTE ON APPROVAL AND ADOPTION OF THE MERGER PROPOSAL WILL NOT CONSTITUTE A DEMAND FOR APPRAISAL WITHIN THE MEANING OF SECTION 262 OF THE DGCL.

  Under the DGCL, holders of Maxum Common Stock or AHS Common Stock who follow the procedures set forth in Section 262 will be entitled to have their AHS or Maxum Common Stock appraised by the Chancery Court and to receive payment in cash of the "fair value" of such Common Stock, exclusive of any element of

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value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, as determined by such court. Each Company's respective shares of common stock will be appraised separately, but the stockholders of each Company must follow the procedures set forth in
Section 262.

  Under Section 262, where a proposed merger is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders who was a stockholder on the record date for such meeting with respect to shares for which appraisal rights are available, that appraisal rights are so available, and must include in such notice a copy of Section 262.

  This Joint Proxy Statement/Prospectus constitutes such notice to the holders of Maxum or AHS Common Stock and the applicable statutory provisions of the DGCL are attached to this Joint Proxy Statement/Prospectus as Appendix D. Any stockholder who wishes to exercise such appraisal rights or who wishes to preserve his right to do so should review the following discussion and Appendix D carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

  A holder of Maxum or AHS Common Stock wishing to exercise such holder's appraisal rights (i) must not vote in favor of adoption of the Merger Proposal and (ii) must deliver to the Company's office listed below, prior to the vote on the Merger Proposal at the Special Meetings to be held on Tuesday, June 25, 1996 for AHS and Maxum, a written demand for appraisal of such holder's Maxum Common Stock or AHS Common Stock. A holder of Maxum Common Stock or AHS Common Stock wishing to exercise such holder's appraisal rights must be the record holder of such Common Stock on the date the written demand for appraisal is made and must continue to hold such Common Stock of record until the Effective Time. Accordingly, a holder of Maxum Common Stock or AHS Common Stock who is the record holder of such Common Stock on the date the written demand for appraisal is made, but who thereafter transfers such Common Stock prior to the Effective Time, will lose any right to appraisal in respect of such Common Stock.

  Only a holder of record of Maxum Common Stock or AHS Common Stock is entitled to assert appraisal rights for the Maxum Common Stock or AHS Common Stock registered in that holder's name. A demand for appraisal should be executed by or on behalf of the holder of record, fully and correctly, as such holder's name appears on such holder's stock certificates. If the Maxum Common Stock or AHS Common Stock is owned of record in a fiduciary capacity for the record owner, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if Maxum Common Stock or AHS Common Stock is owned of record by more than one person as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder such as a broker who holds Maxum Common Stock or AHS Common Stock as nominee for several beneficial owners may exercise appraisal rights with respect to the Maxum Common Stock or AHS Common Stock held for one or more beneficial owners while not exercising such rights with respect to the Maxum Common Stock or AHS Common Stock held for other beneficial owners. In such case, the written demand should set forth the number of shares of Maxum Common Stock or AHS Common Stock as to which appraisal is sought and where no number of shares of Maxum Common Stock or AHS Common Stock is expressly mentioned in the demand will be presumed to cover all such shares of Common Stock held in the name of the record owner. Stockholders who hold their Maxum Common Stock or AHS Common Stock in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

  All written demands for appraisal of Maxum Common Stock should be sent or delivered to Maxum at 14850 Quorum Drive, Suite 400, Dallas, Texas 75240,
Attention: Corporate Secretary.

  All written demands for appraisal of AHS Common Stock should be sent or delivered to AHS at 4440 Von Karman Avenue, Suite 320, Newport Beach, California 92660, Attention: Corporate Secretary.

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

  Maxum and AHS shall within ten days after the Effective Time notify each stockholder who has complied with the statutory requirements summarized above that the Merger has become effective. Within 120 days after the Effective Time, but not thereafter, each Company or any stockholder who has complied with the statutory requirements summarized above may file a petition in the Chancery Court demanding a determination of the fair value of their Maxum Common Stock or AHS Common Stock. Neither Maxum nor AHS is under any obligation to and has no present intention to file a petition with respect to the appraisal of the fair value of their respective shares of Common Stock. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262.

  Within 120 days after the Effective Time, any stockholder who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from Maxum or AHS, whichever is appropriate, a statement setting forth the aggregate number of shares of Maxum Common Stock or AHS Common Stock not voted in favor of adoption of the Merger Proposal and with respect to which demands for appraisal have been received and the aggregate number of holders of such Common Stock. Such statements must be mailed within ten days after a written request therefor has been received by Maxum or AHS, whichever is applicable.

  If a petition for an appraisal is timely filed, after a hearing on such petition, the Chancery Court will determine the stockholders entitled to appraisal rights and will appraise the "fair value" of their Maxum Common Stock or AHS Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Stockholders considering seeking appraisal should be aware that the fair value of their Maxum Common Stock or AHS Common Stock as determined under Section 262 could be more than, the same as or less than the consideration they would receive pursuant to the Merger Agreement if they did not seek appraisal of their Maxum Common Stock or AHS Common Stock and that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262. The Delaware Supreme Court has stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings.

  The Chancery Court will determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose Maxum Common Stock or AHS Common Stock has been appraised. The costs of the action may be determined by the Chancery Court and taxed upon the parties as the Chancery Court deems equitable. The Chancery Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all of the Maxum Common Stock or AHS Common Stock entitled to appraisal.

  Any holder of Maxum Common Stock or AHS Common Stock who has duly demanded an appraisal in compliance with Section 262 will not, after the Effective Time, be entitled to vote their Maxum Common Stock or AHS Common Stock subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those shares of Maxum Common Stock or AHS Common Stock (except dividends or other distributions payable to holders of record of Maxum Common Stock or AHS Common Stock, as the case may be, as of a record date prior to the Effective Time of the Merger).

  If any stockholder who properly demands appraisal of such stockholder's Maxum Common Stock or AHS Common Stock under Section 262 fails to perfect, or effectively withdraws or loses, such stockholder's right to appraisal as provided in the DGCL, the Maxum Common Stock or AHS Common Stock held by such stockholder will be converted into the right to receive the consideration receivable with respect to such Common Stock in accordance with the Merger Agreement. A stockholder will fail to perfect, or effectively lose or withdraw, his right to appraisal if, among other things, no petition for appraisal is filed within 120 days after the Effective Time or if the stockholder delivers to Maxum or AHS, whichever is applicable, a written withdrawal

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

of his demand for appraisal and acceptance of the Merger. Any such attempt to withdraw an appraisal demand more than 60 days after the Effective Time will require the written approval of Maxum or AHS, whichever is applicable. No appraisal proceeding in the Chancery Court shall be dismissed as to any stockholder without the approval of the court, and such approval may be conditioned on such terms as the Chancery Court deems just.

  Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights (in which event a stockholder will be entitled to receive the consideration receivable in the Merger with respect to his Maxum Common Stock or AHS Common Stock in accordance with the Merger Agreement).

  Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter's exclusive remedy. Several decisions by the Delaware courts have held that a controlling stockholder of a company involved in a merger has a fiduciary duty to the other stockholders which requires that the merger be "entirely fair" to such other stockholders. In determining whether a merger is fair to minority stockholders, the Delaware courts have considered, among other things, the type and amount of consideration to be received by stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court has stated that although the remedy ordinarily available in a merger that is found not to be "fair" to minority stockholders is the right to appraisal described above, such appraisal remedy may not be adequate "in certain cases, particularly where fraud, misrepresentation, self-dealing, deliberate waste of corporate assets, or gross and palpable overreaching are involved," and that in such cases the Chancery Court would be free to fashion any form of appropriate relief.

  Dissenting stockholders are urged to consult legal counsel with respect to appraisal rights under the DGCL. Maxum and AHS stockholders considering the exercise of appraisal rights should consider the information set forth under "The Merger--Federal Income Tax Considerations."

EFFECTS OF THE MERGER

  As of the Effective Time, the following will occur:

    1. The separate existence of MXHC Acquisition will cease, and MXHC Acquisition will be merged with and into Maxum.

    2. The separate existence of AHSC Acquisition will cease, and AHSC Acquisition will be merged with and into AHS.

    3. Each issued and outstanding share of Maxum Common Stock (except for those held by stockholders who perfect their appraisal rights under the
  DGCL) will be converted into the right to receive .598 of a fully paid and nonassessable share of InSight Common Stock.

    4. Each issued and outstanding share of Maxum Series B Preferred Stock, which is contemplated to be issued immediately prior to the consummation of the Merger, will be converted into the right to receive 83.392 shares of InSight Series A Preferred Stock.

    5. Each issued and outstanding share of AHS Common Stock (except for those held by stockholders who perfect their appraisal rights under the
  DGCL) will be converted into the right to receive one-tenth of a fully paid and nonassessable share of InSight Common Stock.

    6. Each issued and outstanding share of AHS Series B Preferred Stock will be converted into the right to receive 10 fully paid and nonassessable shares of InSight Common Stock.

    7. Each issued and outstanding share of AHS Series C Preferred Stock, which is contemplated to be issued immediately prior to the consummation of the Merger, will be converted into the right to receive 1.25088 shares of InSight Series A Preferred Stock.

    8. Each share of Maxum Common Stock or AHS Common Stock held in the treasury of any such Company, and each share of such Common Stock held by InSight, MXHC Acquisition or AHSC Acquisition, will be canceled and retired and cease to exist.

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

    9. The Maxum Series B Preferred Stock and the AHS Series C Preferred Stock held by GE Medical will convert immediately into the right to receive an aggregate of 2,501,760 shares of InSight Series A Preferred Stock.

    10. Each share of common stock of MXHC Acquisition and AHSC Acquisition issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock of, respectively, of Maxum or AHS (in each case, as the surviving corporation of the Merger).

    11. Each Existing Derivative Security, whether vested or unvested (except for warrants of Maxum and AHS held by GE Medical, which will be canceled), will be assumed by InSight and converted into the right to acquire or receive, on the same terms and conditions as were applicable under the Existing Derivative Securities, the number of shares of InSight Common Stock equal to the number of shares subject to the Existing Derivative Security multiplied by the applicable exchange ratio for the underlying shares of Maxum Common Stock or AHS Common Stock, at an exercise price per share of InSight Common Stock equal to the former exercise price per share under the Existing Derivative Security divided by the applicable exchange ratio.

ASSUMPTION OF EXISTING STOCK OPTIONS AND WARRANTS

  In connection with the Merger and the adjustments to be made to the outstanding options and warrants to purchase Maxum Common Stock and AHS Common Stock, InSight will assume the outstanding obligations of Maxum and AHS under the various stock option plans and agreements under which those options and warrants are currently outstanding. No further options will be granted under the assumed plans, except in connection with any repricing of currently outstanding options which the Compensation Committee of the InSight Board may from time to time determine in its sole discretion to implement. The plans and agreements to be so assumed by InSight may be summarized as follows:

 Maxum Plans:

  1989 STOCK OPTION PLAN. The Maxum 1989 Stock Option Plan (the "Maxum Plan") originally had 412,500 shares of Maxum Common Stock reserved for issuance. In 1992, the shares available for issuance were increased by 250,000 shares for a total of 662,500, with such amendment being approved by the stockholders at the 1992 Annual Meeting. As of May 6, 1996, Maxum had options outstanding under the Maxum Plan to purchase an aggregate of 341,250 shares of Maxum Common Stock (excluding shares subject to the options being considered for stockholder ratification under the Maxum Option Ratification Proposal) at an average exercise price of $1.23 per share. The Maxum Plan is administered by the Compensation Committee of the Maxum Board (the "Maxum Compensation Committee"). In the event of a merger, acquisition or consolidation, sale of substantially all of Maxum's assets, or sale of Maxum, options to non-employee directors of Maxum vest on a date set by the Maxum Board that is prior to the effective date of such event. Since the Merger triggers this vesting acceleration provision of the Maxum Plan for all of Maxum's five directors, options covering an aggregate of 25,000 shares of Maxum Common Stock held by Maxum's directors will accelerate to become immediately and fully exercisable prior to the Effective Time. See "The Merger--Interests of Certain Persons in the Merger."

  At the Effective Time, each outstanding option to purchase Maxum Common Stock under the Maxum Plan will be converted into the right to acquire on the same terms and conditions shares of InSight Common Stock equal to the number of shares subject to each option immediately prior to the Effective Time multiplied by .598, with the exercise price per share being adjusted by dividing the exercise price in effect for each option immediately prior to the Effective Time by .598. See "The Merger--Effects of the Merger."

 Grants of Stock Options to Directors Which are the Subject of Maxum Proposal No. 3:

  As of August 17, 1994, Maxum granted ten-year nonqualified options to purchase 15,000 shares of Maxum Common Stock to its directors, none of whom are employees of Maxum. Such grants were not made pursuant to

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any plan, and are conditioned upon receiving stockholder ratification pursuant to Maxum Proposal No. 3: Approval of Maxum Option Ratification Proposal set forth below.

 AHS Plans:

  EMPLOYEE STOCK OPTION PLAN (1983). The AHS Employee Stock Option Plan (1983) (the "1983 Plan") was originally adopted by the AHS Board and the AHS stockholders in 1983. The 1983 Plan was amended in 1985 to provide for the issuance of options to purchase up to 800,000 shares of AHS Common Stock to key employees on such terms and conditions as the AHS Board or its Compensation Committee (the "AHS Compensation Committee") determined.

  As of May 6, 1996, AHS had options outstanding under the 1983 Plan to purchase an aggregate of 255,000 shares of AHS Common Stock at an average exercise price of $1.34 per share, all of which options are exercisable. The 1983 Plan was terminated on a prospective basis in 1992 upon approval of the AHS 1992 Option and Incentive Plan (the "1992 Plan") described below.

  Each of the stock option agreements pursuant to which options have been granted under the 1983 Plan provide that the vesting period of the stock option will be accelerated in the event AHS or its stockholders enter into an agreement to dispose of all or substantially all of the assets of AHS or outstanding AHS Common Stock by sale, exchange, merger, consolidation, reorganization, dissolution or liquidation, provided, however, that if the stock option is to be assumed or replaced with a comparable substitute option as a requirement of the Merger, then there will be no acceleration. Since all of such options will be assumed by InSight at the Effective Time, the vesting period under none of the options outstanding under the 1983 Plan will accelerate.

  1987 STOCK OPTION PLAN. The AHS 1987 Stock Option Plan (the "1987 Plan") was adopted by the AHS Board and approved by the AHS stockholders in 1987. The 1987 Plan provides for the issuance of options to purchase up to 500,000 shares to eligible employees, nonemployee directors and outside consultants of AHS on such terms and conditions as the AHS Board or the AHS Compensation Committee may determine from time to time. Options to purchase no more than 200,000 shares of AHS Common Stock were grantable to non-employee directors of AHS under the 1987 Plan.

  As of May 6, 1996, AHS had options outstanding under the 1987 Plan to purchase an aggregate of 190,000 shares of AHS Common Stock at an average exercise price of $1.41 per share, all of which options are exercisable. The 1987 Plan was terminated on a prospective basis in 1992 effective upon approval of the 1992 Plan.

  Each of the stock option agreements, pursuant to which options have been granted under the 1987 Plan, provide that the vesting period of stock options will be accelerated in the event that (i) AHS or its stockholders enter into an agreement to dispose of, whether by sale, exchange, merger, consolidation, reorganization, dissolution or liquidation, (a) not less than 80% of the assets of AHS, or (b) a portion of the outstanding AHS Common Stock such that one person or "group" (as defined by the SEC) owns, of record or beneficially, not less than 80% of the outstanding AHS Common Stock, or (ii) AHS issues and sells to one person or "group" (as defined by the SEC) such number of shares of AHS Common Stock that said person or group owns, of record or beneficially, not less than 80% of the AHS Common Stock outstanding after such issuance. However, if the optionee consents to the assumption of the option or replacement of the stock option with a comparable substitute option, then there will be no acceleration. Since none of the above-referenced provisions will be triggered as a result of the Merger, the vesting period under none of the options outstanding under the 1987 Plan will accelerate.

  1989 STOCK INCENTIVE PLAN. The AHS 1989 Stock Incentive Plan (the "1989 Plan") was adopted by the AHS Board and approved by the AHS stockholders in 1989. Employees regularly employed by AHS, and non-employee directors, were eligible to participate in the 1989 Plan. The maximum number of shares of AHS Common Stock available for sale or issuance under the 1989 Plan was 500,000.

  As of May 6, 1996, AHS had options outstanding under the 1989 Plan to purchase an aggregate of 120,000 shares of AHS Common Stock at an average exercise price of $1.48 per share, all of which options are exercisable. The 1989 Plan was terminated on a prospective basis in 1992, effective upon approval of the 1992 Plan. As a result of the assumption of the options granted under the 1989 Plan in the Merger, no acceleration of vesting of such options will occur.

  Provisions Relating to the 1983, 1987 and 1989 Plans. Both incentive stock options ("Incentive Options"), as defined in the Code, and nonqualified stock options were grantable pursuant to the 1983, 1987 and 1989 Plans. These Plans also provide that the aggregate market value during any calendar year under all AHS stock option plans (determined at the time each Incentive Option is granted) of the stock with respect to which Incentive Options are exercisable for the first time by each optionee shall not exceed $100,000. Incentive Options are also subject to other requirements provided by law. If the optionee's employment with AHS terminates, the period for exercising any option then held by him or her will be reduced to a period of three months following the cessation of his employment; provided that if the optionee's employment terminates by reason of death or disability, such period will be one year. The termination provisions of awards granted under the 1989 Plan are determined by the AHS Compensation Committee.

  1992 OPTION AND INCENTIVE PLAN. The 1992 Plan was adopted by the AHS Board and approved by the AHS stockholders in 1992. The 1992 Plan replaced the 1983, 1987 and 1989 Plans which terminated upon stockholder approval of the 1992 Plan. The 1992 Plan provides for the issuance of options to directors, officers, key employees of and persons otherwise performing valuable services for AHS. The maximum aggregate number of shares of AHS Common Stock that may be optioned and sold under the 1992 Plan is 500,000.

  As of May 6, 1996, AHS had options outstanding under the 1992 Plan to purchase an aggregate of 450,000 shares of AHS Common Stock at an average exercise price of $0.26 per share, of which 186,000 are exercisable. As of May 6, 1996, options to purchase 30,000 shares of AHS Common Stock had been exercised and options to purchase 20,000 shares were available for future grants under the 1992 Plan. As a result of the assumption of the options granted under the 1992 Plan in the Merger, no acceleration of vesting will occur.

  At the Effective Time, each outstanding option to purchase AHS Common Stock under the AHS Plans will be converted into the right to acquire on the same terms and conditions shares of InSight Common Stock equal to the number of shares subject to each option immediately prior to the Effective Time multiplied by .100, with the exercise price per share being adjusted by dividing the exercise price in effect for each option immediately prior to the Effective Time by .100. See "The Merger--Effects of the Merger."

 AHS Warrants:

  In November 1994, AHS granted to a stockholder a warrant to purchase 200,000 shares of AHS Common Stock at a per share exercise price of $0.25 in consideration of certain financing activities. This warrant is exercisable at any time for a period of five years from the date of issuance. Subject to certain conditions, the holder of this warrant has certain "piggy back" registration rights to register the shares subject to such warrant under the Securities Act. See "Description of Capital Stock of AHS--Warrants."

FEDERAL INCOME TAX CONSEQUENCES WITH RESPECT TO STOCK OPTIONS

  The following summary of federal income tax consequences will generally apply to stock options granted under the Maxum Plan and the AHS Plans, and is based on current statutes, regulations and interpretations. The description does not purport to be a complete statement of law in this area and does not include state or local income tax consequences. In addition, the description is not intended to address specific tax consequences applicable to an individual participant who receives a stock option.

  Incentive Stock Options. There will not be any federal income tax consequences to either the participant or InSight as a result of the grant to an employee of an incentive stock option. The exercise by a participant of an incentive stock option also will not result in any federal income tax consequences to InSight or the participant, except that (i) an amount equal to the excess of the fair market value of the shares acquired upon exercise of the

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

incentive stock option, determined at the time of exercise, over the amount paid for the shares by the participant will be includable in the participant's alternative minimum taxable income for purposes of the alternative minimum tax, and (ii) the participant may be subject to an additional excise tax if any amounts are treated as excess parachute payments (see explanation below). If the participant disposes of the shares acquired upon exercise of an incentive stock option, the federal income tax consequences will depend upon how long the participant has held the shares. If the participant does not dispose of the shares within two years after the incentive stock option was granted, nor within one year after the participant exercised the incentive stock option, then the participant will recognize a long-term capital gain or loss. The amount of the long-term capital gain or loss will be equal to the difference between (i) the amount the participant realized on the disposition of the shares and (ii) the option price at which the participant acquired the shares. InSight is not entitled to any compensation expense deduction under these circumstances. If the participant does not satisfy both of the above holding period requirements (a "disqualifying disposition"), then the participant will be required to report as ordinary income, in the year the participant disposes of the shares, the amount by which the lesser of (i) the fair market value of the shares at the time of exercise of the incentive stock option or (ii) the amount realized on the disposition of the shares, exceeds the option price for the shares. InSight will be entitled to a compensation expense deduction in an amount equal to the ordinary income includable in the taxable income of the participant. This compensation income may be subject to withholding. The remainder of the gain recognized on the disposition, if any, or any loss recognized on the disposition, will be treated as long-term or short-term capital gain or loss, depending on the holding period.

  Nonstatutory Stock Options. Neither the participant nor InSight incurs any federal income tax consequences as a result of the grant of a nonstatutory stock option. Upon exercise of a nonstatutory stock option, a participant will recognize ordinary income, subject to withholding, on the exercise date in an amount equal to the difference between (i) the fair market value of the shares purchased, determined on the exercise date, and (ii) the consideration paid for the shares. The participant may be subject to an additional excise tax if any amounts are treated as excess parachute payments (see explanation below). At the time of a subsequent sale or disposition of any shares of common stock obtained upon exercise of a nonstatutory stock option, any gain or loss will be a capital gain or loss. Such capital gain or loss will be long-term capital gain or loss if the sale or disposition occurs more than one year after the exercise date and short-term capital gain or loss if the sale or disposition occurs one year or less after the exercise date. In general, InSight will be entitled to a compensation expense deduction in connection with the exercise of a nonstatutory stock option for any amounts includable in the taxable income of the participant as ordinary income, provided InSight complies with any applicable withholding requirements.

  Excise Tax on Parachute Payments. The Code also imposes a 20% excise tax on the recipient of "excess parachute payments," as defined in the Code and denies tax deductibility to InSight on excess parachute payments. Generally, parachute payments are payments in the nature of compensation to employees of a company who are officers, stockholders or highly compensated individuals, which payments are contingent upon a change in ownership or effective control of the company, or in the ownership of a substantial portion of the assets of the company. Should the value of the parachute payments made to such an individual exceed 2.99 times his average annual W-2 wages for a period of years (not to exceed five years) prior to the calendar year in which the change occurs, then an excess parachute payment will arise to the extent the value of such parachute payments exceed one times the individual's average annual W-2 wages. For example, acceleration of the exercisability of options upon a change in control of InSight may constitute parachute payments, and in certain cases, "excess parachute payments."

TERMINATION OF MAXUM STOCK PURCHASE PLAN

  The Amended and Restated Employee Stock Purchase Plan of Maxum (the "Stock Purchase Plan") provides for the sale of up to 375,000 shares of Maxum Common Stock through payroll deductions to employees who are employed by Maxum for more than 20 hours per week. The Stock Purchase Plan is administered by the Maxum Compensation Committee. Pursuant to the Stock Purchase Plan, Maxum applies the amount contributed

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


by a participant during each six-month offering period under the plan (December 1 through May 31 and June 1 through November 30) to purchase whole shares of Maxum Common Stock at a purchase price equal to the lesser of 85% of the fair market value of the shares at the time of purchase or at the time of enrollment for the six-month period. As of May 6, 1996, 112,339 shares of Maxum Common Stock have been purchased by employees under the Stock Purchase Plan.

  The Maxum Board has the right to terminate the Stock Purchase Plan at any time. Prior to the Effective Time, the Maxum Board will terminate the Stock Purchase Plan. All contributions made by participants after November 30, 1995, will be returned to such participants.

EXCHANGE OF STOCK CERTIFICATES

  Promptly after the Effective Time, American Stock Transfer & Trust Company, or such other bank or trust company designated by InSight (the "Exchange Agent"), will mail written transmittal materials concerning exchange of stock certificates to each record holder of shares of AHS Common Stock and Maxum Common Stock outstanding at the Effective Time. The transmittal materials will contain instructions with respect to the proper method of surrender of certificates formerly representing shares of AHS Common Stock and Maxum Common Stock in exchange for certificates representing shares of InSight Common Stock.

  Upon surrender to the Exchange Agent of certificates formerly representing shares of Maxum Common Stock and AHS Common Stock for cancellation, together with properly completed transmittal materials, each stockholder will be entitled to receive a certificate representing the number of whole shares of InSight Common Stock into which the stockholder's shares of AHS Common Stock and Maxum Common Stock have been converted and a check for cash in lieu of the issuance of any fractional share of InSight Common Stock. Stockholders will not be entitled to receive interest on any such cash to be received in the Merger.

  Until they have surrendered their Maxum Common Stock and AHS Common Stock certificates for exchange, stockholders will not be entitled to receive any dividends or other distributions that may be declared and payable to holders of record of InSight Common Stock. Upon the surrender of Maxum Common Stock and AHS Common Stock certificates, InSight Common Stock certificates (together with any such withheld dividends or other distributions without interest) will be delivered. At the same time or as soon as possible thereafter, any cash payment for a fractional share will be paid (without interest). See "The Merger--Payment in Lieu of Fractional Shares."

  After the Effective Time, certificates representing shares of Maxum Common Stock and AHS Common Stock converted into InSight Common Stock in the Merger will be deemed for all corporate purposes to evidence ownership of the shares of InSight Common Stock into which they were converted. Any stockholder whose certificate for Maxum Common Stock and AHS Common Stock has been lost, destroyed or stolen will be entitled to issuance of a certificate representing the shares of InSight Common Stock into which such Maxum Common Stock and AHS Common Stock will have been converted upon compliance with such requirements as InSight and the Exchange Agent customarily apply in connection with lost, stolen or destroyed certificates representing shares of InSight Common Stock.


PAYMENT IN LIEU OF FRACTIONAL SHARES

  No fractional shares of InSight will be issued as a result of the Merger. In lieu of the issuance of fractional shares, each stockholder who otherwise would be entitled to a fractional share of InSight Common Stock will receive a cash payment, without interest, rounded to the nearest cent, equal to the product obtained by multiplying the fractional share interest to which such holder would otherwise be entitled by the value of a share of InSight Common Stock as determined by the InSight Board. For this purpose, the InSight Board will value each share of InSight Common Stock by using the quotient of (i) the sum of (a) the number of shares of Maxum Common Stock outstanding immediately prior to the Merger multiplied by the average closing bid quotation for Maxum Common Stock for the last ten trading days immediately preceding the Merger, plus (b) the number of shares of AHS Common Stock outstanding immediately prior to the Merger multiplied by the average closing bid quotation for AHS Common Stock for the last ten trading days immediately preceding the Merger, divided by (ii) the number of shares of InSight Common Stock issued in respect of shares of Maxum Common Stock and AHS Common Stock .


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

RESALES OF INSIGHT COMMON STOCK AND REGISTRATION RIGHTS

  Shares of Maxum Common Stock and AHS Common Stock that are outstanding prior to the Effective Time will, after conversion into shares of InSight Common Stock, be freely tradeable without restrictions under the Securities Act after the Effective Time, except that shares of InSight Common Stock received by persons who are deemed to be "affiliates" (as that term is defined in Rule 144 under the Securities Act) of InSight, AHS or Maxum (the "Restricted Holders") may be resold by them only in transactions permitted by the resale provisions of Rule 145 or as otherwise permitted under the Securities Act. At the Effective Time, approximately 622,477 shares of InSight Common Stock will be held by the Restricted Holders. Options and warrants to purchase approximately 324,277 shares of InSight Common Stock exercisable within 60 days of May 6, 1996, will be outstanding at the Effective Time (assuming approval by Maxum stockholders of the Maxum Option Ratification Proposal and the AHS Amendment Proposal), of which options and warrants to purchase approximately 272,700 shares of InSight Common Stock exercisable within 60 days of May 6, 1996 will be held by the Restricted Holders.

  In addition, GE Medical will also have the right, exercisable on and after the first anniversary of the Effective Time, under certain circumstances, to require InSight to register the InSight Common Stock issuable upon conversion of its InSight Series A Preferred Stock. Upon registration, the InSight Common Stock issuable upon conversion of the InSight Series A Preferred Stock will be freely tradeable without restriction under the Securities Act. Open market sales of all or a substantial portion of the shares of InSight Common Stock held by GE Medical could adversely affect the trading prices of InSight Common Stock. See "Operation, Management and Business of InSight after the Merger-- Description of Capital Stock of InSight." Moreover, a holder of warrants to purchase 200,000 shares of AHS Common Stock that will be assumed by InSight at the Effective Time has, subject to certain conditions, certain "piggy back" registration rights. See "Description of Capital Stock of AHS--Warrants." At the Effective Time, warrants to purchase 50,000 shares of InSight Common Stock will also have, subject to certain conditions, certain "piggy back" registration rights. See "Operation, Management and Business of InSight After the Merger--Description of Capital Stock."

                      DEBT RESTRUCTURING AND ISSUANCE OF
                         PREFERRED STOCK TO GE MEDICAL

  The following is a brief description of the Restructuring Agreement. Such description does not purport to be complete and is subject to and qualified in its entirety by reference to the Restructuring Agreement, a copy of which is filed as an Exhibit to the Registration Statement of which this Joint Proxy Statement/Prospectus is a part.

  Under the Restructuring Agreement, the GE Parties provide their consent to the Merger and certain financial accommodations to the Credit Parties, including (a) amendments and waivers of certain terms and conditions of, and the release of Maxum and the Maxum Subsidiaries of certain obligations thereof under, the Maxum Financing Agreements, including the Existing Maxum Agreement among GE Medical and Maxum and the Maxum Subsidiaries, and (b) amendments and waivers of certain terms and conditions of, and the release of AHS of certain obligations thereof under, the AHS Financing Agreements, including the Existing AHS Agreement between GECC and AHS.

  In exchange for such consent and financial accommodations, pursuant to the Stock Acquisition Agreement, (i) Maxum will issue to GE Medical the Maxum Series B Preferred Stock and (ii) AHS will issue to GE Medical the AHS Series C Preferred Stock.

  Immediately after the consummation of the transactions contemplated by the Restructuring Agreement and the Stock Acquisition Agreement and as a condition subsequent to GE Medical's acquisition of the AHS Series C Preferred Stock and the Maxum Series B Preferred Stock, the Merger will occur and the AHS Series C Preferred Stock and the Maxum Series B Preferred Stock will be exchanged for an aggregate of 2,501,760 shares of InSight

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

Series A Preferred Stock, which will constitute all of the issued and outstanding shares of preferred stock of InSight as of the Effective Time and will be convertible into InSight Common Stock representing 48% of InSight Common Stock outstanding at the Effective Time (after giving effect to such conversion). See "Operation, Management and Business of InSight After the Merger--Description of Capital Stock of InSight."

  If the Merger Proposal is not approved by the Maxum stockholders and the AHS stockholders, the Restructuring Agreement will not be executed and, therefore, will have no force or effect.

FINANCIAL ACCOMMODATIONS TO MAXUM AND THE MAXUM SUBSIDIARIES

  The Restructuring Agreement contemplates that GE Medical will (a) release Maxum of all of its obligations under certain Maxum Financing Agreements described in the Restructuring Agreement (including, among other things, an aggregate reduction of indebtedness of approximately $9.0 million) and (b) permit the return of each of the equipment units described in the Restructuring Agreement to GE Medical by Maxum in exchange for Maxum's payment of an early termination fee of $40,000 with respect to each such equipment unit and, upon such payment and delivery to a location designated by GE Medical, at the sole cost and expense of Maxum, release Maxum of all of its obligations (including, among other things, an aggregate reduction in lease payments of approximately $1.3 million) under certain Maxum Financing Agreements described in the Restructuring Agreement. The GE Parties will not, however, so release any of such obligations in the event there shall have occurred and be continuing a payment default with respect to any of such obligations as of the effectiveness of the Restructuring Agreement (the "Closing Date").

  Upon the effectiveness of the Restructuring Agreement, the Existing Maxum Agreement will be amended to, among other things, reduce the amount of the Minimum Lease Payment (as such term is defined in the Existing Maxum Agreement) payable under the Existing Maxum Agreement with respect to each of the leases between GE Medical and Maxum that are described in the Restructuring Agreement, resulting in an aggregate reduction of approximately $20,000 per month as of the Closing Date in lease payments made by Maxum to GE Medical.

  Maxum and the Maxum Subsidiaries will also agree to guarantee, jointly and severally, the obligations of AHS under the AHS Financing Agreements to the GE Parties pursuant to the Guaranty, dated as of the Closing Date (the "Maxum Guaranty"), to be made by Maxum and the Maxum Subsidiaries in favor of the GE Parties. The obligations of Maxum and the Maxum Subsidiaries under the Maxum Guaranty will be secured by the collateral described in the Security Agreement, dated as of June 1, 1993 (the "Maxum Security Agreement"), among Maxum, the Maxum Subsidiaries and GE Medical. The collateral described in the Maxum Security Agreement that will secure Maxum's obligations under the Maxum Guaranty includes substantially all of the assets of Maxum. In connection with such guaranty, the definition of "Obligations" in the Maxum Security Agreement will be amended to include the obligations of Maxum and the Maxum Subsidiaries under the Maxum Guaranty.

FINANCIAL ACCOMMODATIONS TO AHS

  Upon the Closing Date, the Existing AHS Agreement will be amended to, among other things, (i) reduce the outstanding principal amount of the term loan under the Existing AHS Agreement (the "Term Loan") from approximately $13.7 million (as of May 6, 1996) to $7.5 million and (ii) increase the interest rate on the Term Loan from 10.5% per annum to 10.75% per annum.

  In addition, AHS will guarantee the obligations of Maxum and the Maxum Subsidiaries under the Maxum Financing Agreements to GE Medical pursuant to the Guaranty, dated as of the Closing Date (the "AHS Guaranty"), to be made by AHS in favor of GE Medical. The obligations of AHS under the AHS Guaranty will be secured by the collateral described in the Existing AHS Agreement. The collateral described in the Existing AHS Agreement that will secure the obligations of AHS under the AHS Guaranty includes substantially all of the assets of AHS. In connection with such guaranty, the Existing AHS Agreement will be amended to include the obligations of AHS under the AHS Guaranty as a "Guaranteed Liability."

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

  The Restructuring Agreement contemplates that GE Medical will also (i) release AHS of all of its obligations under certain AHS Financing Agreements relating to the seven locations of AHS operations described in the Restructuring Agreement (including, among other things, an aggregate reduction of lease payments of approximately $426,000 annually), (ii) permit the return of certain equipment described in the Restructuring Agreement to GE Medical by AHS and, upon delivery to a location designated by GE Medical, at the sole cost and expense of AHS, release AHS of all of its obligations under certain AHS Financing Agreements described therein (including, among other things, an aggregate reduction of lease payments of approximately $388,000 annually),
(iii) consent, on behalf of itself and GECC, to the sale by AHS of certain equipment described in the Restructuring Agreement to Northwest Hospital and, in connection with such sale and the assumption by Northwest Hospital of the obligations of Radiosurgery Centers, Inc., a wholly-owned subsidiary of AHS, to GE Medical, forgive Radiosurgery Centers, Inc. of a portion of such obligations in the amount of $415,000 and (iv) release AHS of all of its obligations under certain AHS Financing Agreements evidencing deferred obligations of AHS as described in the Restructuring Agreement of approximately $4.5 million. GE Medical will not, however, so release any of such obligations in the event there will have occurred and be continuing a payment default with respect to any of such obligations as of the Closing Date.

  The Restructuring Agreement provides for the amendment of the amortization schedules of three promissory notes, the aggregate outstanding principal amount of which is, as of May 6, 1996, approximately $11.6 million made by AHS in favor of Philips Credit Corporation ("PCC") and purchased by GECC from PCC in December 1992 (collectively, the "Re-Amortized Notes"). The Re-Amortized Notes originally bore interest rates between 12% and 12.5% per annum. Two of the Re-Amortized Notes in the aggregate amount of approximately $10.1 million had balloon payments due in January 1996 (which have been extended to June 30, 1996). The third Re-Amortized Note in the amount of approximately $1.5 million has a balloon payment due in August 1996. AHS will be required to repay the principal amount of each of the Re-Amortized Notes, together with interest accrued thereon, in consecutive monthly installments through December 2002. The unpaid principal amount of each of the Re-Amortized Notes will bear interest at the rate of 10.75% per annum. InSight will be required to cause AHS to prepay annually the outstanding principal amount of each Re-Amortized
Note in an amount equal to the amount (the "AHS Prepayment Amount") by which
(a) InSight Excess Cash Flow (as such term is defined in the Restructuring Agreement) for the immediately preceding fiscal year exceeds (b) an amount equal to 6% of InSight's consolidated net revenues as reflected in the consolidated statement of operations of InSight and its subsidiaries for such immediately preceding fiscal year. InSight Excess Cash Flow includes, among other things, consolidated net income and consolidated depreciation expense of InSight and its subsidiaries. Upon full payment by AHS with InSight Excess Cash Flow of approximately $2.1 million (the "Total Balloon Payment Amount"), which is the sum of the installments due on the last business day of December 2002 under the Re-Amortized Notes, the rate of interest on the principal amount of each Re-Amortized Note will be reduced from 10.75% per annum to 10.25% per annum.

WARRANTS OF GE MEDICAL

  GE Medical currently holds certain warrants exercisable for (a) AHS Common Stock issued by AHS and (b) Maxum Common Stock issued by Maxum. The Restructuring Agreement contemplates that, as part of the GE Medical Financial Transactions, GE Medical will surrender such warrants to AHS and Maxum for cancellation. See "Description of Capital Stock of AHS--Warrants" and "Description of Capital Stock of Maxum--Warrant."

CONDITIONS SUBSEQUENT

  In addition to certain conditions precedent customary for transactions of the type contemplated by the Restructuring Agreement, the Restructuring Agreement also contains certain conditions subsequent to the consummation of the transactions contemplated thereby, including the consummation of the Merger, and the resulting exchange of the AHS Series C Preferred Stock and the Maxum Series B Preferred Stock for InSight Series A Preferred Stock in accordance with the Stock Acquisition Agreement.

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

COVENANTS OF INSIGHT

  The Restructuring Agreement contains certain covenants that, among other things, either prohibit or substantially restrict InSight from (i) changing the nature or conduct of its business, (ii) consolidating, merging or making any acquisition of all or substantially all of the assets of another entity or division thereof, (iii) making any distributions to stockholders, (iv) increasing salaries of its management, (v) making capital expenditures,
(vi) entering into leases, (vii) entering into transactions with affiliates,
(viii) providing guaranties, (ix) creating liens on its assets, (x) incurring indebtedness (except for the indebtedness owed to GE Parties), (xi) disposing of its assets, (xii) changing its capital structure and (xiii) creating or becoming a member or a partner in a joint venture or a partnership. Under the Existing AHS Agreement and the Existing Maxum Agreement, as amended by the Restructuring Agreement, similar prohibitions and restrictions apply to AHS, Maxum and certain of Maxum's subsidiaries. See "Risk Factors--Certain Rights of Primary Creditor."

EVENTS OF DEFAULT AND REMEDIES

  "Events of Default" under the Restructuring Agreement include, among other things (i) the failure of InSight to pay any amount payable under the Restructuring Agreement within ten days after the due date relating to such amount, (ii) the breach, in any material respect, of any term, condition, representation, warranty, covenant, duty or obligation of InSight under the Restructuring Agreement, (iii) certain events of bankruptcy, insolvency or dissolution, (iv) the rendering of certain judgments against InSight, (v) the invalidity of any material provision of the AHS Guaranty or the Maxum Guaranty, (vi) the occurrence of a material adverse change in the business, assets, financial condition or results of operations of InSight or any of the subsidiaries of InSight, (vii) the occurrence of an "Event of Default" under the Existing AHS Agreement, as amended by the Restructuring Agreement, or any AHS Financing Agreement and (viii) the occurrence of an "Event of Default" under the Existing Maxum Agreement, as amended by the Restructuring Agreement, or any Maxum Financing Agreement.

  Upon the occurrence of an Event of Default, the GE Parties will have the right to declare all or any portion of the liabilities of the Credit Parties owed to the GE Parties immediately due and payable, whereupon all or any portion of such liabilities, as appropriate, will become due and payable without presentment, demand, protest or further notice of any kind.

MASTER SERVICE AGREEMENT ADDENDUM

  Simultaneously with the execution and delivery of the Restructuring Agreement, GE Medical, InSight, AHS and Maxum will enter into the Master Service Agreement Addendum (the "InSight Master Addendum"), which Addendum supplements and extends (i) the Master Agreement Imaging Systems, dated as of March 30, 1992 (the "AHS Master Agreement"), between GE Medical and AHS pertaining to GE Medical's services with respect to the GE Diagnostic Imaging Systems of AHS) and (ii) the Master MR Service Agreement, dated as of July 1, 1994 (the "MHC Master Agreement"), between GE Medical and Maxum pertaining to GE Medical's services with respect to the GE MR Max and Signa Systems and Diasonic's MRT-35 MR Systems of Maxum.

  From and after the Effective Time, the aggregate amount of discounts currently in effect under the AHS Master Agreement and the MHC Master Agreement (which amount is equal to approximately 15% of GE Medical's current list prices) will be reduced or eliminated by, and in certain cases, premium payments will be made in the form of, the Supplemental Service Fee under the InSight Master Addendum.

  The Supplemental Service Fee will be paid by InSight to GE Medical for each fiscal year during ten consecutive fiscal years of InSight from July 1, 1996 through June 30, 2006, in an amount equal to 14% (the "Adjustment Percentage") of the pre-tax income, subject to certain adjustments, of InSight as follows:
(i) 65% of the Supplemental Service Fee (the "First Installment") within 30 days after the delivery to GE Medical of the audited annual consolidated financial statements of InSight and (ii) the remaining 35% of the Supplemental Service Fee for such fiscal year in 60 equal monthly installments, payable on the last business day of each calendar month, evidenced by a promissory note made by InSight in favor of GE Medical (the "Distribution Note"). After the Total Balloon Payment Amount is paid in full by AHS (see "--Financial Accommodations to

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

AHS"), InSight Excess Cash Flow in an amount equal to the AHS Prepayment Amount will continue to be applied as a prepayment of each of the Distribution Notes in the inverse order of their stated maturity. In the event the monthly installments under the Distribution Notes include an interest portion, upon any such payment, the remaining monthly installments will be re-amortized to reflect the prepayment of principal.

  Interest on the unpaid principal amount of each Distribution Note will accrue at the rate of interest from time to time for three-year U.S. Treasury notes plus four and three-quarters percent. Such interest will be payable on the last business day of each calendar month. In the event, however, InSight fails to (i) deliver its audited annual consolidated financial statements to GE Medical on or before 105 days following the close of the immediately preceding fiscal year or (ii) pay the First Installment on or before 120 days following the close of the immediately preceding fiscal year, the outstanding principal amount of the First Installment for such fiscal year will bear interest from the 120th day following the close of the immediately preceding fiscal year until payment thereof in full at the rate of interest equal to the rate of interest from time to time for three-year U.S. Treasury notes plus 8 3/4%, payable on the last business day of each calendar month.

  Upon the occurrence of a "Major Acquisition" by InSight whereby InSight acquires, directly or indirectly, all of the outstanding capital stock or substantially all of the assets of any person or entity, which person or entity had annual net revenues in excess of $20.0 million for the most recent fiscal year of such person or entity, the Adjustment Percentage with respect to all subsequent fiscal years will decrease to a percentage which is the product of (i) the Adjustment Percentage prior to consummation of the Major Acquisition multiplied by (ii) a fraction (a) the numerator of which is the total number of shares of capital stock of InSight outstanding on a fully-diluted basis immediately prior to consummation of the Major Acquisition and
(b) the denominator of which is the total number of shares of capital stock of InSight outstanding on a fully-diluted basis immediately after the Major Acquisition.

  InSight may, at any time, terminate GE Medical's right to receive any future Supplemental Service Fee by making a payment to GE Medical in an amount (the "Buyout Amount") equal to $8.0 million less the discounted value of the aggregate Supplemental Service Fee received by GE Medical from InSight (calculated at a discount rate of 15% per annum), paid through the date of payment of such Buyout Amount, provided that the payment of the Buyout Amount will have no effect on the obligation of InSight to repay the then-outstanding Distribution Notes in accordance with their respective terms.

PAYMENT OF GE MEDICAL LEGAL FEES

  In connection with the Merger and the GE Medical Financial Transactions described above, each of AHS and Maxum have agreed to reimburse GE Medical an amount equal to 40% of the legal costs incurred thereby in connection with the Merger or the GE Medical Financial Transactions from and after July 1, 1995. Such reimbursement is required to be made by AHS and Maxum, whether or not the Merger or the GE Medical Financial Transactions are consummated.

                 OPERATION, MANAGEMENT AND BUSINESS OF INSIGHT
                               AFTER THE MERGER

BUSINESS OF INSIGHT

  From and after the Effective Time, each of AHS and Maxum will be a wholly-owned subsidiary of InSight. InSight will consolidate its principal executive offices into one location (in Newport Beach, California) in order to reduce overhead costs. InSight expects that decisions as to the continuing employment of AHS and Maxum employees, and the continuing operation of business at each Company's facilities, will be made on a case-by-case basis after the Effective Time based upon InSight's evaluation of the combined operations of the two Companies. See "Business of AHS--Description of Business" and "Business of Maxum--Description of Business."

  The strategy of InSight will be focused on three interrelated initiatives:
(i) consolidation of the highly fragmented, diagnostic imaging industry through acquisition of organizations which either strategically fit into its regional networking strategy or provide significant cost savings, (ii) development of regional networks of radiology providers and physicians designed to provide the highest quality and most cost-effective unit of diagnostic information to the broadest population in a given market and (iii) new business initiatives focused on broadening its range of services to managed care organizations, hospitals and physician management companies to include radiology management services; information management services; unbundling of current core services such as billing and collections, technician training and staffing, and asset management and continued evaluation of opportunities with emerging technologies. InSight will be holding discussions with third parties routinely in its efforts to implement these initiatives.

MANAGEMENT OF INSIGHT

  Executive Officers. Pursuant to the terms and conditions of the Merger Agreement, from and after the Effective Time, the following individuals will be executive officers of InSight:

   EXECUTIVE OFFICER     AGE     POSITION WITH INSIGHT             PRESENT POSITION
   -----------------     ---     ---------------------             ----------------
Frank E. Egger..........  51 Chairman of the Board and     Chairman of the Board and
                             Director                      Director of AHS
E. Larry Atkins.........  49 President, Chief Executive    President, Chief Executive
                             Officer and Director          Officer and Director of AHS
Glenn P. Cato...........  43 Senior Executive Vice         President, Chief Executive
                             President and Chief           Officer, Chief Financial Officer
                             Operating Officer             and Secretary of Maxum
Thomas V. Croal.........  36 Executive Vice President,     Vice President, Chief Financial
                             Chief Financial Officer and   Officer, Secretary and Director
                             Secretary                     of AHS
Michael A. Boylan.......  40 Senior Vice President--       Executive Vice President of
                             Operations                    Maxum
Robert N. LaDouceur.....  51 Senior Vice President--       Executive Vice President of
                             Operations                    Maxum
Michael D. Cragin.......  48 Senior Vice President--       Regional Vice President of
                             Operations                    Western Operations of AHS
Deborah M. MacFarlane...  40 Senior Vice President--       Vice President--Marketing of AHS
                             Marketing

  For more information concerning each of the proposed executive officers of InSight, see "Management of InSight--Directors," "Management of AHS" and "Management of Maxum."

  In anticipation of the consummation of the Merger, Messrs. Atkins, Cato, Croal, LaDouceur, Boylan and Cragin and Ms. McFarlane have each entered into an InSight Employment Agreement, each of which is effective as to employment with InSight at the Effective Time. Any officer may be removed at any time by the InSight Board, subject to any severance rights under such officer's InSight Employment Agreement. See "The Merger--Interests of Certain Persons in the Merger."

  Directors. The InSight Board is, and at the Effective Time will be, comprised of four members. The following individuals have been elected as the initial directors of InSight:

        DIRECTOR         AGE             PRESENT POSITION              POSITION HELD SINCE
        --------         ---             ----------------              -------------------
Frank E. Egger..........  51 Chairman of the Board and Director          February 1996
E. Larry Atkins.........  49 President, Chief Executive Officer and      February 1996
                             Director
Leonard H. Habas........  52 Director                                    February 1996
Ronald G. Pantello......  52 Director                                    February 1996

  For information on each of the directors of InSight who presently are directors or executive officers of AHS or Maxum, see "Management of AHS" and "Management of Maxum."

  The InSight Board will be comprised of three classes of directors. The first class will serve until the annual meeting of stockholders held in 1997 and will initially consist of E. Larry Atkins. The second class of directors shall serve until the annual meeting of stockholders held in 1998 and shall initially consist of Ronald G. Pantello. The third class of directors shall serve until the annual meeting of stockholders held in 1999 and shall initially consist of Leonard H. Habas and Frank E. Egger. All subsequent terms of each class of directors after such class first stand for re-election shall expire at the third succeeding annual meeting of stockholders after their election.

  The parties to the Merger Agreement have agreed that, immediately after the Effective Time, InSight shall extend an invitation to Grant R. Chamberlain to join the InSight Board. Should he accept, he would become a member of the second class of InSight directors. Mr. Chamberlain, who is 31, is a Vice President of Shattuck Hammond, which he joined in 1995. Prior to joining Shattuck Hammond, Mr. Chamberlain served for four years as Manager of Strategic Investments & Restructurings for GE Medical and, before his service with GE Medical, for three years as an employee of GECC's Corporate Finance Group. While serving in these positions, all of which primarily involve corporate finance, Mr. Chamberlain has had extensive involvement with companies in the health care industry.

  Directors who are not employees of InSight will receive annual director fees of $15,000 and be granted options to purchase InSight Common Stock as provided in the InSight 1996 Directors' Stock Option Plan. See "Proposal No. 2: InSight Option Plans Proposal."

INSIGHT PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information known to Maxum and AHS with respect to certain principal stockholders of Maxum Common Stock and AHS Common Stock as of May 6, 1996, as adjusted to reflect the consummation of the Merger (assuming that none of the individuals or entities listed below who hold Maxum Common Stock or AHS Common Stock exercise their appraisal rights), by (1) each person who is projected to own beneficially more than 5% of the outstanding shares of InSight Common Stock, (2) each of InSight's directors,
(3) each of InSight's executive officers, and (4) all of InSight's directors and executive officers as a group.

   5% STOCKHOLDERS, DIRECTORS, EXECUTIVE
  OFFICERS,                                       SHARES TO BE   PERCENT TO
  AND DIRECTORS AND EXECUTIVE OFFICERS AS A       BENEFICIALLY BE BENEFICIALLY
  GROUP                                              OWNED        OWNED(1)
  -----------------------------------------       ------------ ---------------
GE Medical(2)....................................  2,501,760          48%
E. Larry Atkins(3)...............................     42,100        1.53%
Frank E. Egger(4)................................     23,418           *
Leonard H. Habas(5)(6)...........................     13,455           *
Estate of Cal Kovens(7)..........................    454,082        16.6%
Roz Kovens(8)....................................    529,652        19.4%
Ronald G. Pantello(5)............................      8,970           *
Glenn P. Cato(9).................................     46,345         1.7%
Thomas V. Croal(10)..............................     17,500           *
Michael A. Boylan(11)............................     32,890         1.2%
Robert N. LaDouceur(11)..........................     32,890         1.2%
Michael D. Cragin................................          0           0
Deborah M. MacFarlane(12)........................      5,000           *
All Officers and Directors as a Group(13) (12
 Persons)........................................    222,568         7.7%

- --------
* Less than 1%

 (1) Except as indicated in the footnotes to this table and pursuant to community property laws, the persons named in the table have sole voting and investment power with respect to all shares of InSight Common Stock.
 (2) Includes 2,501,760 shares of Common Stock into which InSight Series A Preferred Stock held by GE Medical are convertible at any time, subject to certain antidilution adjustments if holders of AHS or Maxum options or warrants exercise their current rights to purchase AHS Common Stock or Maxum Common Stock, as the case may be, prior to the Effective Time, and to other adjustments. See "Debt Restructuring and Issuance of Preferred Stock to GE Medical," and "Operations, Management and Business of InSight After the Merger--Description of Capital Stock of InSight."

 (3) Includes (i) options to purchase 18,000 shares of InSight Common Stock at an exercise price of $13.40 per share, (ii) options to purchase 12,000 shares of InSight Common Stock at an exercise price of $13.10 per share, and (iii) options to purchase 7,000 shares of InSight Common Stock at an exercise price of $2.50 per share. Does not include an option to purchase 10,500 shares of InSight Common Stock at an exercise price of $2.50 per share, which is not currently exercisable.
 (4) Includes (i) an option to purchase 3,000 shares of InSight Common Stock at an exercise price of $16.20 per share, and (ii) an option to purchase 1,200 shares of InSight Common Stock at an exercise price of $2.50 per share. Does not include an option to purchase 1,800 shares of InSight Common Stock at an exercise price of $2.50 per share, which is not currently exercisable. The InSight Common Stock and warrants held by Mr. Egger are pledged to the estate of Cal Kovens as security for the repayment of a loan. If the loan is not repaid when due, the estate of Mr. Kovens would have the right to sell such of the pledged securities as are necessary to satisfy the indebtedness. Does not include warrants to purchase 2,268 shares of InSight Common Stock to be issued by InSight at the Effective Time.
 (5) Includes options to purchase 8,970 shares of InSight Common Stock at an exercise price of $1.25 per share for each of Messrs. Habas and Pantello. Does not include options to purchase 8,970 shares of InSight Common Stock at an exercise price of $0.10 per share for each of Messrs. Habas and Pantello pursuant to which approval of Maxum stockholders is required. See "Maxum Proposal No. 3: Approval of Maxum Stock Option Grants to Directors."
 (6) Includes options to purchase 4,485 shares of InSight Common Stock at an exercise price of $15.64 per share.
 (7) Includes (i) 1,925 shares of InSight Common Stock held by each of the M.K. Boca Trust, S.K. Boca Trust, K.K. Boca Trust and B.K. Boca Trust, over which Mr. Kovens did not have or share voting or dispositive power and (ii) warrants to purchase 20,000 shares of InSight Common Stock at an exercise price of $2.50 per share. Does not include 72,385 and 48,881 shares beneficially owned by Roz Kovens and Marc Kovens, respectively. Does not include warrants to purchase 33,645 shares of InSight Common Stock to be issued by InSight at the Effective Time.
 (8) Includes (i) 454,082 shares beneficially owned by the estate of Cal Kovens with respect to which Mrs. Kovens is the personal representative, and (ii) an option to purchase 1,200 shares of InSight Common Stock at an exercise price of $2.50 per share. Does not include an option to purchase 1,800 shares of InSight Common Stock at an exercise price of $2.50 per share, which is not currently exercisable, or warrants to purchase 7,660 shares of InSight Common Stock to be issued by InSight at the Effective Time.
 (9) Includes (i) options to purchase 25,415 shares of InSight Common Stock at an exercise price of $0.42 per share, (ii) options to purchase 8,970 shares of InSight Common Stock at an exercise price of $0.10 per share, and (iii) options to purchase 11,960 shares of InSight Common Stock at an exercise price of $0.84 per share. Does not include an option to purchase 5,980 shares of InSight Common Stock at an exercise price of $0.84 per share, which is not currently exercisable.
(10) Includes (i) options to purchase 7,500 shares of InSight Common Stock at an exercise price of $13.40 per share, (ii) options to purchase 5,000 shares of InSight Common Stock at an exercise price of $13.50 per share and (iii) options to purchase 5,000 shares of InSight Common Stock at an exercise price of $2.50 per share. Does not include an option to purchase 7,500 shares of InSight Common Stock at an exercise price of $2.50 per share, which is not currently exercisable.
(11) Includes (i) options to purchase 8,970 shares of InSight Common Stock at an exercise price of $0.10 per share, (ii) options to purchase 11,960 shares of InSight Common Stock at an exercise price of $0.42 per share, and (iii) options to purchase 11,960 shares of InSight Common Stock at an exercise price of $0.84 per share. Does not include an option to purchase 5,980 shares of InSight Common Stock at an exercise price of $0.84 per share, which is not currently exercisable.
(12) Includes an option to purchase 5,000 shares of InSight Common Stock at an exercise price of $15.00 per share.
(13) Assumes the exercise in full of all currently exercisable warrants and options described in footnotes (3), (4), (6), (7), (8), (9), (10), (11)
      and (12).

  For more information, see "AHS Principal Stockholders" and "Maxum Principal Stockholders."

DESCRIPTION OF CAPITAL STOCK OF INSIGHT

  The authorized capital stock of InSight consists of 25,000,000 shares of InSight Common Stock and 3,500,000 shares of preferred stock, par value $.001 per share.

  Common Stock. The holders of InSight Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of InSight Common Stock have no cumulative voting rights in the election of directors. Subject to the prior rights of holders of InSight Series A Preferred Stock and preferred stock of InSight which may be issued in the future, the holders of InSight Common Stock are entitled to dividends, when, as and if declared by the InSight Board, out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of InSight, the holders of InSight Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock, including the InSight Series A Preferred Stock contemplated to be issued to GE Medical. See "--InSight Series A Preferred Stock to be Issued to GE Medical." Holders of InSight Common Stock have no preemptive rights and have no right to convert InSight Common Stock into any other securities. All shares of InSight Common Stock issued pursuant to the Merger will be, when issued, fully paid and nonassessable.

  Preferred Stock. Subject to the class voting rights of the holders of InSight Series A Preferred Stock described below, the InSight Board has the authority, without further stockholder approval, to issue authorized but unissued shares of preferred stock in one or more series and to determine the preferences, rights, privileges and restrictions of any series, including the dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and number of shares constituting, and designation of, such series. Such issuance of preferred stock may adversely affect, among other things, the voting rights of existing stockholders. There are no shares of InSight Series A Preferred Stock currently outstanding. Other than the InSight Series A Preferred Stock contemplated to be issued to GE Medical, InSight has no present plans to issue any shares of preferred stock.

  InSight Series A Preferred Stock to be Issued to GE Medical. Under the InSight Certificate, 2,501,760 shares of the authorized preferred stock of InSight are designated as InSight Series A Preferred Stock. At the Effective Time, InSight will issue an aggregate of 2,501,760 shares of InSight Series A Preferred Stock to GE Medical (subject to certain antidilution adjustments if holders of AHS or Maxum options or warrants exercise their current rights to purchase AHS Common Stock or Maxum Common Stock prior to the Effective Time) in exchange for GE Medical's 1,000,000 shares of AHS Series C Preferred Stock and 15,000 shares of Maxum Series B Preferred Stock acquired by GE Medical immediately prior to the Merger pursuant to the Stock Acquisition Agreement.

  The holders of InSight Series A Preferred Stock have no preemptive rights with respect to any shares of capital stock of InSight or any other securities of InSight convertible into or carrying rights or options to purchase any such shares.

  The following is a brief description of the rights, preferences and privileges of the InSight Series A Preferred Stock as set forth in the InSight Certificate. Such description does not purport to be complete and is subject to and qualified in its entirety by reference to InSight's Certificate, a copy of which is filed as an Exhibit to the Registration Statement of which this Joint Proxy Statement/Prospectus is a part.

    DIVIDEND RIGHTS. Each holder of InSight Series A Preferred Stock is entitled to receive dividends (when, as and if declared by the InSight Board) together with the holders of InSight Common Stock on a basis proportionate to the number of shares of InSight Common Stock held by such holder (assuming conversion of all InSight Series A Preferred Stock). No dividends will be paid on any InSight Common Stock unless and until the holders of InSight Series A Preferred Stock shall have been paid in full their pro rata portion thereof.

    LIQUIDATION PREFERENCE. In the event of any Liquidating Event (defined as
  (i) the commencement by InSight of a voluntary case concerning itself under the bankruptcy laws of the United States, as now or hereafter in effect, or the commencement of an involuntary case against InSight with respect to which the petition shall not be controverted within ten days, or be dismissed within 60 days, after commencement thereof, (ii) the appointment of a custodian for, or the taking charge by a custodian of, all or substantially all of the property of InSight, or the commencement by InSight of any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction (whether now or hereafter in effect) relating to InSight, or the commencement against InSight of any such proceeding which is not controverted within ten days thereof, or (iii) the adjudication of InSight as insolvent or bankrupt), holders of InSight Series A Preferred Stock will be entitled to receive, prior and in preference to any distribution of any of the assets of InSight to holders of InSight Common Stock, an amount per share equal to the sum of (I) the Liquidating Preference Price (defined as, for each share of InSight Series A Preferred Stock, an amount equal to the quotient of (A) $24.0 million, divided by (B) the aggregate number of shares of InSight Series A Preferred Stock issued at the Effective Time), plus (II) all accrued but unpaid dividends on such InSight Series A Preferred Stock. Thereafter, all remaining assets of InSight available for distribution to stockholders shall be distributed among the holders of InSight Common Stock proportionate to the number of shares of InSight Common Stock held by each such holder. The Liquidation Preference Price at the Effective Time will be $9.59 for each share of InSight Series A Preferred Stock.

    In the event of any Corporate Transaction (defined as the closing of (I) the acquisition of the capital stock of InSight by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation), or (II) a sale of all or substantially all of the assets of InSight, unless, in either case, InSight's stockholders of record as constituted immediately prior to such acquisition or sale will, immediately after such acquisition or sale (by virtue of securities issued as consideration for InSight's acquisition or sale or otherwise) hold at least 50% of the voting power of the surviving or acquiring entity in such acquisition or sale), holders of InSight Series A Convertible Preferred Stock will be entitled to receive, prior and in preference to any distribution of any of the assets of InSight to holders of InSight Common Stock, an amount per share equal to the sum of (A) the greater of (x) $16.0 million divided by the aggregate number of shares of InSight Series A Preferred Stock issued at the Effective Time, or (y) the average of the closing prices of InSight Common Stock on the Nasdaq Stock Market or as traded over-the-counter during the 20-trading day period ending 30 trading days after the date of the Effective Time, plus (B) all accrued but unpaid dividends on such InSight Series A Preferred Stock. Thereafter, all remaining assets of InSight available for distribution to stockholders shall be distributed among the holders of InSight Common Stock on a basis proportionate to the number of shares of InSight Common Stock held by each such holder.

    CONVERSION RIGHTS. Holders of the InSight Series A Preferred Stock have the right, at any time, to convert their shares of InSight Series A Preferred Stock into shares of InSight Common Stock at a ratio based on the then-applicable conversion price of the InSight Series A Preferred Stock. No fractional shares will be issued upon conversion of the InSight Series A Preferred Stock; if any such conversion price calculation results in a fraction, such fraction shall be rounded up to a whole share. Each share of InSight Series A Preferred Stock shall be automatically converted into shares of InSight Common Stock at a ratio based on the then-applicable conversion price upon the consummation of an underwritten public offering of shares of InSight Common Stock, the public offering price of which is not less than five times such then-applicable conversion price and the net proceeds to InSight of which are not less than $75.0 million in the aggregate (net of all discounts, commissions and other expenses allowed, paid or incurred by InSight for any such underwriting or otherwise in connection therewith).

    Each share of InSight Series A Preferred Stock is initially convertible, without payment, by the holder thereof, into one share of InSight Common Stock (subject to adjustment as described below) based upon a price-based calculation where the conversion ratio is initially calculated by a "conversion price" equal to the greater of (I) $16.0 million divided by the aggregate number of shares of InSight Series A Preferred

  Stock issued as of the Effective Time, or (II) the average of the closing prices of InSight Common Stock on the Nasdaq Stock Market or as traded over-the-counter during the 20-trading day period ending 30 trading days after the Effective Time. The conversion price of the InSight Series A Preferred Stock is subject to adjustment in certain events, including stock dividends, stock splits, reverse stock splits or other subdivisions, combinations or recapitalizations of the InSight Common Stock. In addition, if InSight shall issue any shares of InSight Common Stock or any securities convertible into, or exercisable for, shares of InSight Common Stock at a common stock equivalent price of less than the conversion price of the InSight Series A Preferred Stock in effect at the time of such issuance, then such conversion price of the InSight Series A Preferred Stock shall be adjusted in accordance with certain price-based antidilution provisions. Moreover, if InSight shall issue, during any calendar quarter after the Effective Time, any shares of InSight Common Stock (referred to herein, with respect to any such calendar quarter, as "Exercised Shares") upon the exercise of any options or warrants which were granted prior to and in existence as of the Effective Time, then the conversion price of the InSight Series A Preferred Stock shall be adjusted in accordance with certain non-price-based antidilution provisions. See "Risk Factors-- Potential Impact of Liquidation Preference of InSight Series A Preferred Stock; Adjustments to Conversion Price of InSight Series A Preferred Stock Resulting from Certain Issuances of InSight Common Stock."

    VOTING RIGHTS. The holders of InSight Series A Preferred Stock have no voting rights other than the right to vote as a separate class on (i) (A) the disposition (by sale, lease or otherwise) of all or substantially all of InSight's property or business, (B) the liquidation, dissolution or winding up of InSight's business, (C) the merger of InSight into or consolidation with any other corporation (other than a wholly-owned subsidiary of InSight) or (D) the consummation of any transaction or series of related transactions in which more than 50% of the voting power of InSight is disposed of unless, in any such case, InSight's stockholders of record as constituted immediately prior thereto will, immediately thereafter, hold at least 50% of the voting power of the surviving or acquiring entity, (ii) any adverse change in the rights, preferences or privileges of InSight Series A Preferred Stock, (iii) an increase or decrease (other than by redemption or conversion) in the total number of authorized shares of the InSight Series A Preferred Stock, (iv) the authorization or issuance of any other equity security, including any other security convertible into or exercisable for any equity security having a preference over, or being on a parity with, certain rights of InSight Series A Preferred Stock, (v) the redemption, purchase or other acquisition of any additional shares of preferred stock or InSight Common Stock, except for the repurchase of shares of InSight Common Stock for consideration not exceeding $100,000 in the aggregate during any 12-month period, from employees, officers, directors, consultants or other persons performing services for InSight or any subsidiary of InSight pursuant to agreements under which InSight has the option to repurchase such shares of InSight Common Stock at cost, including any such option exercisable upon the termination of employment or any other event, (vi) the amendment of InSight's charter documents, (vii) the issuance or sale by any subsidiary of InSight, except to InSight or any wholly-owned subsidiary of InSight, of any equity security, including any other security convertible into or exercisable for any equity security, of such subsidiary, (viii) the issuance of any equity securities of InSight without consideration or for a consideration per share less than the then-applicable conversion price of the InSight Series A Preferred, other than (a) shares of InSight Common Stock issuable or issued under the InSight Option Plans, or (b) other incentive issuances to employees, consultants or directors of InSight pursuant to stock plans approved by the stockholders and InSight Board and pursuant to the exercise of any warrants or options which were granted prior to and in existence at the Effective Time, but only to the extent such issued and issuable shares of InSight Common Stock described in clauses (a) and (b) do not exceed, in the aggregate, 1,233,000 shares of InSight Common Stock, and (ix) the issuance of equity securities of InSight in connection with any acquisition by InSight of any entity with annual net revenues during such entity's most recently completed calendar or fiscal year in excess of $20.0 million.

  Registration Rights. In connection with the consummation of the Merger, GE Medical and InSight will enter into a Registration Rights Agreement providing the holders (the "Holders") of InSight Common Stock issuable upon the conversion of the InSight Series A Preferred Stock with certain demand and "piggy back" registration rights with respect to such shares of InSight Common Stock (the "Registrable Securities"). Pursuant to such agreement, at any time after the first anniversary of the Effective Time, the Holders of a majority of the Registrable Securities then outstanding may request that InSight file a registration statement under the Securities Act covering the registration of at least 25% of the Registrable Securities then outstanding (or a lesser percent if the anticipated aggregate offering price of such Registrable Securities, net of underwriting discounts and commissions, would exceed $7.5 million). Upon such request and subject to certain conditions, InSight generally will be required to use its best efforts to effect any such registration. InSight is not required to effect more than two such demand registrations.

  In addition, if InSight proposes to register any of its securities, either for its own account or for the account of other stockholders, InSight is required, with certain exceptions, to notify the Holders and, subject to certain limitations, to include in such registration all of the Registrable Securities of InSight Common Stock requested to be included by the Holders. InSight is generally obligated to bear the expenses, other than underwriting discounts and sales commissions, of any such "piggy back" registration.

  InSight is also required, at the request of the Holders of at least 25% of the registrable securities then outstanding, to effect an unlimited number of registrations on Form S-3, although InSight need only bear the expenses of two such registrations.

  Warrants. In consideration of certain agreements of the holders of the AHS Series B Preferred Stock, InSight will, at the Effective Time, issue to such holders warrants covering an aggregate of 50,000 shares of InSight Common Stock. The exercise price of such warrants will be the fair market value of the InSight Common Stock based on its average closing price for the 20 trading days commencing on the eleventh trading day after the Effective Time. Such warrants are exercisable any time after the Effective Time until five years thereafter. Subject to certain conditions, the holders of the warrants will have certain "piggy back" registration rights to register the shares subject to the warrants under the Securities Act.

  Certain Provisions of the Certificate of Incorporation and Bylaws. Under the InSight Certificate, after giving effect to the issuance of shares contemplated in the Merger and accounting for shares reserved for issuance pursuant to the Merger, the assumed AHS and Maxum options and warrants, and the InSight Option Plans, there will be an aggregate of approximately 19,985,000 authorized but unissued and unreserved shares of InSight Common Stock and an aggregate of 998,240 authorized but unissued and unreserved shares of preferred stock. These additional authorized shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital and to finance corporate acquisitions. Except pursuant to the Merger and certain Derivative Securities described in this Joint Proxy Statement/Prospectus, InSight currently has no plans to issue additional shares of InSight Common Stock or its preferred stock. However, one of the effects of authorized but unissued and unreserved shares of capital stock may be to render more difficult or discourage an attempt by a potential acquiror to obtain control of InSight by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of InSight's management. The issuance of such shares of capital stock may have the effect of delaying, deferring or preventing a change in control of InSight without any further action by the stockholders of InSight.

LISTING OF INSIGHT COMMON STOCK

  Application has been made to list InSight Common Stock on the Nasdaq SmallCap Market. There can be no assurance, however, that InSight Common Stock will be accepted for listing on the Nasdaq SmallCap Market. If not, it is anticipated after the Effective Time that InSight Common Stock will be quoted on the OTC Bulletin Board. Following the Effective Time, neither AHS Common Stock nor Maxum Common Stock will be publicly traded.

TRANSFER AGENT

  American Stock Transfer & Trust Company will act as transfer agent for InSight Common Stock following the Effective Time.

                          PRICE RANGE OF COMMON STOCK

MARKET FOR MAXUM COMMON STOCK AND RELATED STOCKHOLDER MATTERS

  As of May 6, 1996, Maxum Common Stock was held by 162 record owners. Maxum shares are currently traded over the counter on the OTC Bulletin Board. Maxum's Common Stock was traded on the American Stock Exchange under the Symbol "MXH" until November 26, 1993, when its Common Stock was delisted due to its failure to meet the exchange's capital and certain other requirements. The following table sets forth the high and low bid quotations for Maxum Common Stock, as quoted on the OTC Bulletin Board, as reported for the periods indicated.

   1994                                                               LOW  HIGH
   ----                                                              ----- -----
   First Quarter....................................................  1/32  5/16
   Second Quarter...................................................  1/20   1/4
   Third Quarter....................................................  1/20  1/16
   Fourth Quarter...................................................  1/20   3/8
   1995                                                               LOW  HIGH
   ----                                                              ----- -----
   First Quarter....................................................   3/8 11/16
   Second Quarter...................................................   1/2 11/16
   Third Quarter....................................................   1/2   2
   Fourth Quarter...................................................   1/2 1 3/4
   1996                                                               LOW  HIGH
   ----                                                              ----- -----
   First Quarter ................................................... 13/16 1 5/8
   Second Quarter (through May 6, 1996)............................. 1 3/8 3 1/8

  Dividends. Maxum has never declared or paid any cash dividends on its Common Stock. If the Merger is not consummated, Maxum does not anticipate that any dividends will be paid on the Maxum Common Stock in the foreseeable future.

  Maxum Shares Eligible For Future Sale. As of May 6, 1996, Maxum had 2,273,555 shares of Common Stock outstanding. Of these shares, 117,905 shares are not currently freely tradeable in the public market as a result of limitations imposed by law (collectively, "Maxum Restricted Shares"). Except for shares held by certain affiliates of Maxum, any Maxum Restricted Shares restricted by securities laws will become freely tradeable upon the Effective Time under Rule 145 of the Securities Act. See "The Merger--Resale of InSight Common Stock."

MARKET FOR AHS COMMON STOCK AND RELATED STOCKHOLDER MATTERS

  As of May 6, 1996, AHS Common Stock was held by approximately 483 record owners. AHS' shares are currently traded over the counter on the OTC Bulletin Board under the symbol "AHTS." Prior to July 16, 1993, AHS Common Stock was quoted on the Nasdaq National Market System under the symbol "AHTS" until its Common Stock was delisted for failure to meet the capital and surplus requirements. The following table sets forth the high and low bid quotations for AHS Common Stock, as quoted on the OTC Bulletin Board, as reported for the periods indicated.

   1994                                                              LOW   HIGH
   ----                                                              ---- ------
   First Quarter.................................................... 5/32   9/16
   Second Quarter................................................... 3/16    3/8
   Third Quarter....................................................  1/8   7/16
   Fourth Quarter................................................... 3/32    1/2
   1995                                                              LOW   HIGH
   ----                                                              ---- ------
   First Quarter....................................................  1/8    3/8
   Second Quarter...................................................  1/8  11/32
   Third Quarter....................................................  1/8    5/8
   Fourth Quarter................................................... 3/16    1/2
   1996                                                              LOW   HIGH
   ----                                                              ---- ------
   First Quarter....................................................  1/4 1 7/16
   Second Quarter (through May 6, 1996).............................  1/2  15/16

  Dividends. AHS has never paid a cash dividend on its AHS Common Stock. If the Merger is not consummated, AHS does not anticipate that any dividends will be paid on the AHS Common Stock in the foreseeable future.

  AHS Shares Eligible For Future Sale. As of May 6, 1996, AHS had 9,713,647 shares of Common Stock outstanding. Of these shares, 2,050,599 shares are not currently freely tradeable in the public market as a result of limitations imposed by law (collectively, "Restricted Shares"). Except for shares held by certain affiliates of AHS, any Restricted Shares restricted by securities laws will become freely tradeable upon the Effective Time under Rule 145 of the Securities Act. See "The Merger--Resale of InSight Common Stock."

                 UNAUDITED PRO FORMA CAPITALIZATION OF INSIGHT

  The following unaudited pro forma financial data presents the unaudited pro forma capitalization of InSight at December 31, 1995, giving effect to the Merger of MXHC Acquisition and AHSC Acquisition with and into Maxum and AHS, respectively, as if the Merger were consummated on that date, using the purchase method of accounting with Maxum being treated as the acquiror. Such pro forma data is based on the Unaudited Pro Forma Condensed Consolidated Financial Statements of Maxum and AHS presented herein. Such pro forma statements were prepared using the historical results of both Maxum and AHS while giving effect to the GE Medical Financial Transactions.

  The following table represents the unaudited pro forma capitalization of InSight following consummation of the Merger (amounts in thousands):

                                                                   PRO FORMA
                                ITEM                              AS ADJUSTED
                                ----                              -----------
   Current portion of long-term debt.............................  $  9,456
                                                                   --------
   Long-term liabilities, excluding current portion..............    39,406
                                                                   --------
   Minority interest.............................................     1,602
                                                                   --------
   Stockholders' equity:
     Series A Convertible Preferred Stock, par value $.001 per
      share, 3,500,000 shares authorized, stated at..............     6,750
     Common Stock, par value $.001 per share, 25,000,000 shares
      authorized.................................................         3(1)
     Additional paid-in capital..................................    23,105(1)
     Accumulated deficit.........................................   (19,972)
     Treasury stock..............................................       --
                                                                   --------
   Total stockholders' equity (deficit)(2).......................     9,886
                                                                   --------
   Total capitalization..........................................  $ 60,350
                                                                   ========

- --------
(1) Excluding approximately 421,000 shares of InSight Common Stock subject to outstanding warrants, options and other rights to purchase InSight Common Stock at a weighted average exercise price of $4.11 per share that will be assumed by InSight and were outstanding at December 31, 1995 (assuming stockholder ratification of the grant of options covering 75,000 shares of Maxum Common Stock under the Maxum Option Ratification Proposal). Does not include 50,000 shares of InSight Common Stock subject to warrants which will be issued at the Effective Time.
(2) Total stockholders' equity (deficit) includes intangible assets of $17.4 million.

                              UNAUDITED PRO FORMA
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

  The following Unaudited Pro Forma Condensed Consolidated Financial Statements are presented in two phases. First, Unaudited Pro Forma Condensed Consolidated Financial Statements are presented separately for each of Maxum and AHS to show the effect of the GE Medical Financial Transactions. The GE Medical Financial Transactions will receive troubled-debt restructuring treatment for accounting purposes. Second, Unaudited Pro Forma Condensed Consolidated Financial Statements are presented which reflect the Merger of Maxum and AHS into InSight after giving effect to the GE Medical Financial Transactions. The Merger will be accounted for using the purchase method of accounting in accordance with generally accepted accounting principles. Maxum is treated as the acquiror for accounting purposes, based on the relative revenues, book values and other factors which are reflected in the stock apportionment.

  The Unaudited Pro Forma Condensed Consolidated Balance Sheets of Maxum and AHS are based on such Company's respective historical balance sheets as of December 31, 1995 and are presented as if the GE Medical Financial Transactions had been consummated at that date. The Unaudited Pro Forma Condensed Consolidated Statements of Operations are based on the historical statements of operations of Maxum and AHS for the year ended December 31, 1995 for each Company and give effect to the GE Medical Financial Transactions, as if they had occurred on January 1, 1995.

  The Unaudited Pro Forma Condensed Consolidated Balance Sheets of InSight are based on the respective pro forma balance sheets of Maxum and AHS as of December 31, 1995, and are presented as if the Merger had been consummated at that date using purchase accounting with Maxum as the acquiror. The Unaudited Pro Forma Condensed Consolidated Statements of Operations for InSight are based on the pro forma statements of operations for the year ended December 31, 1995 for Maxum and AHS and are presented as if the Merger had occurred on January 1, 1995.

  The Unaudited Pro Forma Condensed Consolidated Financial Statements are provided for informational purposes only. They do not purport to be indicative of the results that actually would have occurred if the Merger and the GE Medical Financial Transactions had been consummated on the dates indicated or which may be obtained in the future. The pro forma adjustments are based on available information and upon certain assumptions outlined in the accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, which the respective managements of Maxum and AHS believe are reasonable.

  The Unaudited Pro Forma Condensed Consolidated Financial Statements should be read in conjunction with the notes thereto, the audited consolidated financial statements of Maxum and the related notes thereto contained elsewhere herein, and the audited consolidated financial statements of AHS and the related notes thereto contained elsewhere herein.

                 INSIGHT HEALTH SERVICES CORP. AND SUBSIDIARIES

           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEETS
                               DECEMBER 31, 1995
                             (AMOUNTS IN THOUSANDS)

                                                ADJUSTMENTS
                                              ------------------
                           MAXUM      AHS      DEBIT     CREDIT     INSIGHT
                          --------  --------  -------    -------    --------
ASSETS
CURRENT ASSETS:
  Cash..................  $  1,870  $  6,176  $   --     $ 1,500(C) $  6,546
  Accounts receivable...     7,406     6,892      --         --       14,298
  Prepaid expenses and
   other................     1,704       448      --         500(C)    1,652
                          --------  --------  -------    -------    --------
    Total current
     assets.............    10,980    13,516      --       2,000      22,496
PROPERTY AND EQUIPMENT..    12,386    20,169      --         --       32,555
INTANGIBLE ASSETS.......     4,047     2,230   12,436(D)   1,311(D)   17,402
OTHER ASSETS............     1,513       --       --         --        1,513
                          --------  --------  -------    -------    --------
                          $ 28,926  $ 35,915  $12,436     $3,311    $ 73,966
                          ========  ========  =======    =======    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
 (DEFICIT)
CURRENT LIABILITIES:
  Accounts payable and
   accrued expenses.....  $  7,065  $  5,661  $   --        $--     $ 12,726
  Current portion of
   long-term debt.......     4,710     4,746      --         --        9,456
  Deferred gain on debt
   restructuring........       890     1,176    1,176(A)     --          890
                          --------  --------  -------    -------    --------
    Total current
     liabilities........    12,665    11,583    1,176        --       23,072
                          --------  --------  -------    -------    --------
LONG-TERM LIABILITIES:
  Long-term debt........     5,569    24,621      --         --       30,190
  Capital leases........     4,667       463      --         --        5,130
  Accrued securities
   litigation
   settlement...........     1,900       --       --         --        1,900
  Deferred gain on debt
   restructuring........     1,264     6,725    6,725(A)     --        1,264
  Other long-term
   liabilities..........       --        922      --         --          922
                          --------  --------  -------    -------    --------
    Total long-term
     liabilities........    13,400    32,731    6,725        --       39,406
                          --------  --------  -------    -------    --------
MINORITY INTEREST.......       --      1,602      --         --        1,602
                          --------  --------  -------    -------    --------
STOCKHOLDERS' EQUITY
 (DEFICIT):
  Preferred stock.......     3,375     9,450    6,075(B)     --        6,750
  Common stock..........        30       290      320(B)       3(B)        3
  Additional paid-in
   capital..............    19,693     9,344    9,609(B)   3,677(B)   23,105
  Accumulated deficit...   (19,972)  (29,085)     --      29,085(B)  (19,972)
  Treasury stock........      (265)      --       --         265(B)      --
                          --------  --------  -------    -------    --------
    Total stockholders'
     equity (deficit)...     2,861   (10,001)  16,004     33,030       9,886
                          --------  --------  -------    -------    --------
                          $ 28,926  $ 35,915  $23,905    $33,030    $ 73,966
                          ========  ========  =======    =======    ========

    The accompanying notes are an integral part of these unaudited pro forma condensed consolidated balance sheets.

                 INSIGHT HEALTH SERVICES CORP. AND SUBSIDIARIES

      UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
            (AMOUNTS IN THOUSANDS, EXCEPT SHARES AND PER SHARE DATA)

                                              ADJUSTMENTS
                                             -----------------
                             MAXUM    AHS    DEBIT      CREDIT     INSIGHT
                            -------  ------  ------     ------    ---------
REVENUES:
  Contract services.......  $38,976  $5,322  $  --       $--      $  44,298
  Patient services........   10,605  31,040     --        --         41,645
  Other...................    1,028     --      --        --          1,028
                            -------  ------  ------      ----     ---------
    Total revenues........   50,609  36,362     --        --          86,971
                            -------  ------  ------      ----     ---------
COSTS OF OPERATIONS:
  Cost of services........   30,441  19,466     --        --         49,907
  Equipment leases........   14,250   5,366     --        --         19,616
  Depreciation and
   amortization...........    3,273   4,573     --        152 (E)     7,694
                            -------  ------  ------      ----     ---------
    Total costs of opera-
     tions................   47,964  29,405     --        152         77,217
                            -------  ------  ------      ----     ---------
GROSS PROFIT..............    2,645   6,957     --        152           9,754
CORPORATE OVERHEAD........    3,972   3,886     622 (F)   --            8,480
                            -------  ------  ------      ----     ---------
INCOME (LOSS) FROM COMPANY
 OPERATIONS...............   (1,327)  3,071     622       152           1,274
EQUITY IN EARNINGS OF
 UNCONSOLIDATED
 PARTNERSHIPS.............      348     --      --        --               348
                            -------  ------  ------      ----     ---------
OPERATING INCOME (LOSS)...     (979)  3,071     622       152           1,622
OTHER EXPENSES:
  Interest expense........     (307) (1,524) (1,501)(G)   --           (3,332)
  Provision for securities
   litigation settlement..   (1,500)    --      --        --           (1,500)
  Interest income and oth-
   er.....................      121     148     --        --              269
                            -------  ------  ------      ----     ---------
INCOME (LOSS) BEFORE IN-
 COME TAXES...............   (2,665)  1,695   2,123       152         (2,941)
INCOME TAX EXPENSE........      --       64     --        --                64
                            -------  ------  ------      ----     ---------
NET INCOME (LOSS).........  $(2,665) $1,631  $1,397      $152     $  (3,005)(H)
                            =======  ======  ======      ====     =========
PER SHARE DATA:
  Net income (loss).......                                        $   (1.11)
                                                                  =========
WEIGHTED AVERAGE COMMON
 SHARES OUTSTANDING.......                                        2,710,240
                                                                  =========

    The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

                INSIGHT HEALTH SERVICES CORP. AND SUBSIDIARIES

   NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

  The Merger will be accounted for as a purchase. Maxum is the acquiror for accounting purposes. Generally accepted accounting principles require that transferred assets and liabilities of the acquiree be accounted for at total acquisition cost, allocated based on their relative fair values.

  The unaudited pro forma condensed consolidated balance sheet of InSight as of December 31, 1995 gives effect to the following pro forma adjustments, dollar amounts in thousands:

    (A) As required under purchase accounting, long-term debt of the company acquired (AHS) is restated to fair market value. This adjustment restated the debt of AHS by reversing the deferred gain (i.e. future interest payments) of $7,901.

    (B) As part of the acquisition of AHS by Maxum, certain adjustments were recorded as required by purchase accounting. Those adjustments are summarized as follows:

                                               ADDITIONAL
                             PREFERRED COMMON   PAID-IN   ACCUMULATED TREASURY
                             STOCK(4)  STOCK    CAPITAL     DEFICIT    STOCK    TOTAL
                             --------- ------  ---------- ----------- -------- -------
   Maxum purchase account-
    ing applied to AHS Eq-
    uity(1)................   $(6,075) $(290)   $(9,344)    $29,085     $--    $13,376
   Retirement of Maxum
    treasury stock(2)......       --     --        (265)        --       265       --
   Records issuance of In-
    Sight Common Stock for
    AHS Common Stock and
    AHS Series A Preferred
    Stock(3)...............       --       1      3,649         --       --      3,650
   Reclass to reset the par
    value of InSight Common
    Stock issued in ex-
    change for Maxum's Com-
    mon Stock..............       --     (28)        28         --       --        --
                              -------  -----    -------     -------     ----   -------
                              $(6,075) $(317)   $(5,932)    $29,085     $265   $17,026
                              =======  =====    =======     =======     ====   =======

  --------

  (1) Purchase accounting entry which eliminates the equity of AHS, except for the $3,375 of AHS Series C Preferred Stock held by GE Medical converted to 1,250,880 shares of InSight Series A Preferred Stock ($2.70 per share), as a condition precedent of the Merger and in exchange for certain financial accommodations.
  (2) Retirement of treasury stock of Maxum.

  (3) Records the issuance of 1,349,908 shares of InSight Common Stock ($.001 par value) at $3,650 ($2.70 per share) in consideration for all of the AHS Common Stock and the AHS Series A Preferred Stock. These shares were recorded at the estimated fair market value of AHS Common Stock.

  (4) The Maxum Series B Preferred Stock and the AHS Series C Preferred Stock will be converted into InSight Series A Preferred Stock at the Effective Time.

    (C) Recognizes the transaction costs of $2,000 related to the Merger.

    (D) Records goodwill related to the purchase of AHS, which reflects the total purchase price of $9,025 ($7,025 preferred and common stock and $2,000 transaction costs) plus the net liabilities assumed (in excess of the fair value of the assets acquired) of $3,411. Also eliminates the goodwill previously recorded by AHS.

  The unaudited pro forma condensed consolidated statement of operations of InSight for the year ended December 31, 1995 gives effect to the following pro forma adjustments:

    (E) As part of Maxum's acquisition of AHS, all of the intangible assets of AHS were removed under purchase accounting for the year ended December 31, 1995. This amount reverses the amortization of those intangible assets at AHS.

    (F) In purchase accounting, Maxum recorded goodwill of $12,436 (see (D) above) related to the acquisition of AHS. This entry records amortization of goodwill over 20 years using the straight-line method.

    (G) As required by purchase accounting, long-term debt is restated to fair market value, resulting in an increase in interest expense.

    (H) In the event there had been pre-tax income, 14% of that amount would have been recorded as additional maintenance expense under the Master Service Agreement.

                      MAXUM HEALTH CORP. AND SUBSIDIARIES

           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEETS
                               DECEMBER 31, 1995
                             (AMOUNTS IN THOUSANDS)

                                                     PRO FORMA
                                               -------------------------------
                                                ADJUSTMENTS
                                               ----------------
                                    HISTORICAL DEBIT     CREDIT        TOTAL
                                    ---------- ------    ------       --------
ASSETS
CURRENT ASSETS:
  Cash.............................  $  1,870  $  --     $  --        $  1,870
  Accounts receivable..............     7,406     --        --           7,406
  Prepaid expenses and other.......     1,704     --        --           1,704
                                     --------  ------    ------       --------
    Total current assets...........    10,980     --        --          10,980
PROPERTY AND EQUIPMENT.............    12,386     --        --          12,386
INTANGIBLE ASSETS..................     4,047     --        --           4,047
OTHER ASSETS.......................     1,513     --        --           1,513
                                     --------  ------    ------       --------
                                     $ 28,926  $  --     $  --        $ 28,926
                                     ========  ======    ======       ========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Accounts payable and accrued ex-
   penses..........................  $  7,065  $  --     $  --        $  7,065
  Current portion of long-term
   debt............................     6,143   1,433(A)    --           4,710
  Deferred gain on debt restructur-
   ing.............................       --      --        890(A)         890
                                     --------  ------    ------       --------
    Total current liabilities......    13,208   1,433       890         12,665
                                     --------  ------    ------       --------
LONG-TERM LIABILITIES:
  Long-term debt...................    13,156   7,587(A)    --           5,569
  Capital leases...................     4,667     --        --           4,667
  Accrued securities litigation
   settlement......................     1,900     --        --           1,900
  Deferred gain on debt restructur-
   ing.............................       --      --      1,264(A)       1,264
                                     --------  ------    ------       --------
    Total long-term liabilities....    19,723   7,587     1,264         13,400
                                     --------  ------    ------       --------
STOCKHOLDERS' EQUITY (DEFICIT):
  Preferred stock..................       --      --      3,375(A)       3,375
  Common stock.....................        30     --        --              30
  Common stock warrant.............         7       7(B)    --             --
  Additional paid-in capital.......    19,693     --        --          19,693
  Accumulated deficit..............   (23,470)    --      3,498(A)(B)  (19,972)
  Treasury stock...................      (265)    --        --            (265)
                                     --------  ------    ------       --------
    Total stockholders' equity
     (deficit).....................    (4,005)      7     6,873          2,861
                                     --------  ------    ------       --------
                                     $ 28,926  $9,027    $9,027       $ 28,926
                                     ========  ======    ======       ========

    The accompanying notes are an integral part of these unaudited pro forma condensed consolidated balance sheets.

                      MAXUM HEALTH CORP. AND SUBSIDIARIES

  UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE
                          YEAR ENDED DECEMBER 31, 1995
                             (AMOUNTS IN THOUSANDS)

                                                       PRO FORMA
                                                  -----------------------
                                                  ADJUSTMENTS
                                                  ------------             ---
                                       HISTORICAL DEBIT CREDIT     TOTAL
                                       ---------- ----- ------    -------
REVENUES:
  Contract services...................  $38,976   $--   $  --     $38,976
  Patient services....................   10,605    --      --      10,605
  Other...............................    1,028    --      --       1,028
                                        -------   ----  ------    -------
    Total revenues....................   50,609    --      --      50,609
                                        -------   ----  ------    -------
COSTS OF OPERATIONS:
  Cost of services....................   30,441    --      --      30,441
  Equipment leases....................   14,464    --      214(C)  14,250
  Depreciation and amortization.......    3,273    --      --       3,273
                                        -------   ----  ------    -------
    Total costs of operations.........   48,178    --      214     47,964
                                        -------   ----  ------    -------
GROSS PROFIT..........................    2,431    --      214      2,645
CORPORATE OVERHEAD....................    3,972    --      --       3,972
                                        -------   ----  ------    -------
INCOME (LOSS) FROM COMPANY
 OPERATIONS...........................   (1,541)   --      214     (1,327)
EQUITY IN EARNINGS OF UNCONSOLIDATED
 PARTNERSHIPS.........................      348    --      --         348
                                        -------   ----  ------    -------
OPERATING INCOME (LOSS)...............   (1,193)   --      214       (979)
OTHER EXPENSES:
  Interest expense....................   (1,747)   --    1,440(D)    (307)
  Provision for securities litigation
   settlement.........................   (1,500)   --      --      (1,500)
  Interest income and other...........      121    --      --         121
                                        -------   ----  ------    -------
NET INCOME (LOSS).....................  $(4,319)  $--   $1,654    $(2,665)
                                        =======   ====  ======    =======


    The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

                      MAXUM HEALTH CORP. AND SUBSIDIARIES

   NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

  The unaudited pro forma condensed consolidated balance sheet of Maxum as of December 31, 1995 gives effect to the following pro forma adjustments:

    (A) Recognizes the satisfaction of Maxum's current and long-term debt obligations of $1,433 and $7,587, respectively, resulting from the GE Medical Financial Transactions described in "Debt Restructuring and Issuance of Preferred Stock to GE Medical-Financial Accommodations to Maxum and the Maxum Subsidiaries." The gain represents the difference in the carrying value ($9,020) of the debt obligations settled over the fair value ($3,375) of the Maxum Series B Preferred Stock issued to GE Medical. (The 15,000 shares of Maxum Series B Preferred Stock are convertible into 2,098,666 shares of Maxum Common Stock.) In accordance with the provisions of troubled debt accounting (as required by SFAS No. 15), a portion of the gain equal to the sum of the current and long-term portions of future interest payable on all remaining GE Medical debt and capital lease obligations of $890 and $1,264, respectively, will be deferred and reduced by future interest payments over the terms of the respective debt instruments.

    The gain does not take into account a potential gain that could be recognized should Maxum return or exchange certain Mobile MRI Facilities (which are financed under operating lease agreements) allowed for under the GE Medical Financial Transactions.

    (B) As part of the GE Medical Financial Transactions, GE Medical has agreed to surrender its common stock warrant to Maxum for cancelation.

  The unaudited pro forma condensed consolidated statement of operations of Maxum for the year ended December 31, 1995 gives effect to the following pro forma adjustment:

    (C) As a result of the debt restructuring in connection with the GE Medical Financial Transactions discussed in "Debt Restructuring and Issuance of Preferred Stock to GE Medical-Financial Accommodations to Maxum and the Maxum Subsidiaries," lease payments on four Mobile MRI Facilities are reduced which would result in an annual reduction of lease expense of $214 if these transactions would have occurred on January 1, 1995.

    (D) To reduce interest expense on approximately $19,209 of GE Medical debt and capital lease obligations that would not have been recognized in the statement of operations for 1995 if the satisfaction of the debt obligations and the deferral of the future interest payable on all other GE Medical debt and capital lease obligations discussed in (A) above had occurred on January 1, 1995. Interest payments on such GE Medical debt and capital lease obligations would have been charged against the deferred gain as discussed in (A) above, thereby decreasing Maxum's effective interest rate.

                AMERICAN HEALTH SERVICES CORP. AND SUBSIDIARIES

           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEETS
                               DECEMBER 31, 1995
                             (AMOUNTS IN THOUSANDS)

                                                       PRO FORMA
                                                ------------------------------
                                                  ADJUSTMENTS
                                                ------------------
                                     HISTORICAL  DEBIT     CREDIT      TOTAL
                                     ---------- -------    -------    --------
ASSETS
CURRENT ASSETS:
  Cash..............................  $  6,176  $   --     $   --     $  6,176
  Accounts receivable...............     6,892      --         --        6,892
  Prepaid expenses and other........       448      --         --          448
                                      --------  -------    -------    --------
    Total current assets............    13,516                 --       13,516
PROPERTY AND EQUIPMENT..............    20,169      --         --       20,169
INTANGIBLE ASSETS...................     2,755      --         525(D)    2,230
                                      --------  -------    -------    --------
                                      $ 36,440  $   --     $   525    $ 35,915
                                      ========  =======    =======    ========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Accounts payable and accrued
   expenses.........................  $  5,503  $   --     $   158(E) $  5,661
  Current portion of long-term
   debt.............................    19,207   14,461(A)     --        4,746
  Deferred gain on debt
   restructuring....................       --       --       1,176(A)    1,176
                                      --------  -------    -------    --------
    Total current liabilities.......    24,710   14,461      1,334      11,583
                                      --------  -------    -------    --------
LONG-TERM LIABILITIES:
  Long-term debt....................    20,845      --       3,776(A)   24,621
  Capital leases....................       463      --         --          463
  Deferral gain on debt
   restructuring....................       --       --       6,725(A)    6,725
  Other long-term liabilities.......       922      --         --          922
                                      --------  -------    -------    --------
    Total long-term liabilities.....    22,230      --      10,501      32,731
                                      --------  -------    -------    --------
MINORITY INTEREST...................     1,602      --         --        1,602
                                      --------  -------    -------    --------
STOCKHOLDERS' EQUITY (DEFICIT):
  Preferred stock...................     6,075      --       3,375(B)    9,450
  Common stock......................       290      --         --          290
  Common stock warrants.............     1,116    1,116(C)     --          --
  Additional paid-in capital........     9,344      --         --        9,344
  Accumulated deficit...............   (28,927)     158(E)     --      (29,085)
                                      --------  -------    -------    --------
    Total stockholders' equity
     (deficit)......................   (12,102)   1,274      3,375     (10,001)
                                      --------  -------    -------    --------
                                      $ 36,440  $15,735    $15,210    $ 35,915
                                      ========  =======    =======    ========

    The accompanying notes are an integral part of these unaudited pro forma condensed consolidated balance sheets.

                AMERICAN HEALTH SERVICES CORP. AND SUBSIDIARIES

  UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE
                          YEAR ENDED DECEMBER 31, 1995
                             (AMOUNTS IN THOUSANDS)

                                             PRO FORMA
                                        ---------------------------
                                        ADJUSTMENTS
                                        ----------------
                             HISTORICAL DEBIT     CREDIT     TOTAL
                             ---------- -----     ------    -------
REVENUES:
  Contract services.........  $ 5,322   $--       $  --     $ 5,322
  Patient services..........   31,677    637 (H)     --      31,040
                              -------   ----      ------    -------
    Total revenues..........   36,999    637         --      36,362
                              -------   ----      ------    -------
COSTS OF OPERATIONS:
  Cost of services..........   19,937    --          471(H)  19,466
  Equipment leases..........    6,205    --          839(F)   5,366
  Depreciation and
   amortization.............    4,587    --           14(H)   4,573
                              -------   ----      ------    -------
    Total costs of
     operations.............   30,729    --        1,324     29,405
                              -------   ----      ------    -------
GROSS PROFIT................    6,270    637       1,324      6,957
CORPORATE OVERHEAD..........    3,886    --          --       3,886
                              -------   ----      ------    -------
OPERATING INCOME............    2,384    637       1,324      3,071
OTHER EXPENSES:
  Interest expense..........   (3,640)   --        2,116(G)  (1,524)
  Interest income and
   other....................      148    --          --         148
                              -------   ----      ------    -------
INCOME (LOSS) BEFORE INCOME
 TAXES......................   (1,108)   637       3,440      1,695
INCOME TAX EXPENSE..........       30     34 (I)     --          64
                              -------   ----      ------    -------
NET INCOME (LOSS)...........  $(1,138)  $671      $3,440    $ 1,631
                              =======   ====      ======    =======


    The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

                AMERICAN HEALTH SERVICES CORP. AND SUBSIDIARIES

   NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

  The unaudited pro forma condensed consolidated balance sheet of AHS as of December 31, 1995 gives effect to the following pro forma adjustments:

    (A) Reflects the restructuring of AHS's debt resulting from the GE Medical Financial Transactions. The amount of debt outstanding December 31, 1995 which was subject to the debt restructure was $36,450. After restructuring the debt, the outstanding amount will be $25,765, resulting in a potential gain of $10,685. This potential gain is then offset by the value of the preferred stock issued in consideration for the restructuring (see (B)), less the warrants canceled by the lender (see (C)) ($3,375- $1,116, or $2,259) and the write-off of previously established deferred finance changes of $525 (see (D)). In accordance with the provisions of troubled debt accounting (as required by SFAS No. 15), the remaining potential gain of $7,901 is then offset in its entirety by the expected future interest payments of $9,217 on the restructured debt. The amount of gain offset by the future interest payments is therefore deferred and reduced by future interest payments over the terms of the respective debt instruments. Finally, the restructed debt has a gross balance of $25,765, with a current maturity of $3,834. As a result, this adjustment reflects the reduction in the debt, recognition of future interest payments of $7,901 and the modified classifications of the current and long-term portions of that debt.

    (B) Reflects the issuance to GE Medical of 1,000,000 shares of the AHS Series C Preferred Stock which is convertible into AHS Common Stock representing approximately 48% of AHS Common Stock outstanding at the Effective Time (after giving effect to such conversion and assuming the conversion of the AHS Series B Preferred Stock).

    (C) As part of the GE Medical Financial Transactions, GE Medical has agreed to surrender its common stock warrants to AHS for cancelation.

    (D) In 1993, AHS completed a debt restructuring with GE Medical. The costs of that restructuring were deferred and were being amortized over the term of the debt. As this debt is part of the current restrucuring, those costs related to the 1993 restructuring are being written off.

    (E) Adjustment reflects the Alternative Minimum Tax of two percent which would be payable as a result of the tax gain recognition related to the debt restructuring.

  The unaudited pro forma condensed consolidated statement of operations of AHS for the year ended December 31, 1995 gives effect to the following pro forma adjustments:

    (F) As a result of the debt restructuring in connection with the GE Medical Financial Transactions discussed in "Debt Restructuring and Issuance of Preferred Stock to GE Medical Financial Accommodations to AHS and the AHS Subsidiaries," lease payments on several centers are reduced which would result in an annual reduction of lease expense of $839 if these transactions would have occurred on January 1, 1995.

    (G) To reduce interest expense on approximately $10,685 of GE Medical debt that would not have been recognized in the statement of operations for 1995 if the satisfaction of the debt and the deferral of the future interest payable on all other GE Medical debt discussed in (A) above had occurred on January 1, 1995. Interest payments on such GE Medical debt would have been charged against the deferred gain as discussed in (A) above, thereby decreasing AHS' effective interest rate.

    In addition, this reduces the amortization of deferred finance costs of $203 related to debt restructured by the GE Medical Financial Transactions.

    (H) As part of the GE Medical Financial Transactions, AHS will close one of its centers and return the equipment to GE Medical. This entry reflects the reduction in both the revenues and expenses related to that center.

    (I) Recognition of the Federal Alternative Minimum Tax provision resulting from the GE Medical Financial Transactions.

                  MAXUM SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data presented below as of and for the years ended December 31, 1995, 1994, 1993, 1992 and 1991 are derived from the audited Consolidated Financial Statements of Maxum and should be read in conjunction with such Consolidated Financial Statements and related notes as of and for the years ended December 31, 1995, 1994 and 1993 and "Maxum's Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this Joint Proxy Statement/Prospectus. Such Consolidated Financial Statements for 1995, 1994 and 1993 were audited by Deloitte & Touche LLP, independent auditors, as indicated in their report included elsewhere in this Joint Proxy Statement/Prospectus.

  Any financial trends or data reflected in the consolidated selected financial data included herein for Maxum should also be read in connection with "Business of Maxum--Prior Restructure" appearing elsewhere in this Joint Proxy Statement/Prospectus.

                                     MAXUM

                                           YEARS ENDED DECEMBER 31,
                          ---------------------------------------------------------------
                            1995(4)       1994         1993         1992         1991
                          ------------------------  -----------  -----------  -----------
                           (AMOUNTS IN THOUSANDS, EXCEPT SHARES AND PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Revenues................  $    50,609  $    45,868  $    45,075  $    45,135  $    34,388
Income (loss) from:
  Company
   operations(1)........       (1,541)      (3,611)      (6,725)      (6,941)       2,455
  Unconsolidated
   partnerships.........          348          834          685        1,020          428
                          -----------  -----------  -----------  -----------  -----------
Operating income
 (loss).................       (1,193)      (2,777)      (6,040)      (5,921)       2,883
Income (loss) before
 extraordinary item(2)..       (4,319)         814       (7,813)      (8,312)        (763)
Extraordinary gain......          --         3,342        1,036          --           --
                          -----------  -----------  -----------  -----------  -----------
Net income (loss).......       (4,319)       4,156       (6,777)      (8,312)        (763)
  Preferred stock
   dividends, net.......          --           --           --           --          (254)
                          -----------  -----------  -----------  -----------  -----------
Income (loss) applicable
 to common stock........  $    (4,319) $     4,156  $    (6,777) $    (8,312) $    (1,017)
                          ===========  ===========  ===========  ===========  ===========
Income (loss) per share
 before extraordinary
 item(3)................  $     (1.92) $      0.35  $     (2.69) $     (2.93) $     (0.61)
Net income (loss) per
 common share(3)........  $     (1.92) $      1.77  $     (2.33) $     (2.93) $     (0.61)
Weighted average common
 share outstanding(3)...    2,248,883    2,345,209    2,912,786    2,840,471    1,679,409
                                                AT DECEMBER 31,
                          ---------------------------------------------------------------
                            1995(4)       1994         1993         1992         1991
                          ------------------------  -----------  -----------  -----------
BALANCE SHEET DATA:
Working capital
 (deficit)..............  $    (2,228) $     1,587  $    (8,594) $   (14,607) $    (2,009)
Property and equipment,
 net....................       12,386        5,272        9,791       18,772       25,638
Intangible assets.......        4,047        1,194        1,263        2,513        1,641
Total assets............       28,926       23,050       23,566       38,043       42,203
Total long-term
 obligations............       19,723        9,575        7,967        8,368       19,244
Stockholders' equity
 (deficit)..............       (4,005)         300       (3,857)       2,502       10,150

- --------
(1) Includes a net (credit) provision for prior restructuring costs of $(0.5) million and $7.5 million in 1993 and 1992, respectively.
(2) 1995 includes a $1.5 million provision for Maxum's securities litigation settlement and 1994 includes a $4.8 million gain, net of income tax provision of $0.2 million, on the sale of Maxum's lithotripsy partnership interests.
(3) Amounts for 1991 are computed on a pro forma basis as if the recapitalization leading to the initial public offering in 1991 had occurred at January 1, 1991.
(4) Includes two significant acquisitions which were completed during the year. See "Maxum's Management's Discussion and Analysis of Financial Condition and Results of Operations--Acquisitions" included herein, and
    Note 4 of Appendix H attached hereto.

                        MAXUM'S MANAGEMENT'S DISCUSSION
         AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis is provided to increase understanding of, and should be read in conjunction with, Consolidated Financial Statements of Maxum and accompanying notes. All references to a "Note" are to the Notes to Consolidated Financial Statements of Maxum contained elsewhere in this Joint Proxy Statement/Prospectus.

PRIOR RESTRUCTURE OF OPERATIONS AND FINANCIAL OBLIGATIONS

  During recent years, Maxum has experienced many adverse market conditions including significantly increased price competition, changes in equipment technology, a surplus of equipment capacity and declining reimbursement rates. In addition, an increased presence of managed care entities and the formation of health care networks has created additional challenges for Maxum.

  Based on these market conditions, management of Maxum concluded that the lowest cost providers of health care services would be best positioned to meet the challenges imposed by rapid changes in the health care industry. In 1992, Maxum recorded a charge of $7.5 million in anticipation of a restructure of its operations and financial obligations that was completed in 1994 (the "Maxum Prior Restructure"). The charge included estimated costs for the reconfiguration, consolidation and wind-down of certain mobile MRI routes, the write-down of certain older Mobile MRI Facilities to be held for sale, accrual for estimated termination costs associated with a reduction in work force, and other estimated expenses and professional fees associated with the execution of the Maxum Prior Restructure.

  Execution of the Maxum Prior Restructure began in 1993 focused primarily on reducing negative cash flow in the near-term, improving current and near-term viability and enhancing the potential for long-term viability. During 1993, significant progress was achieved. The reconfiguration, consolidation and wind-down of mobile MRI routes referenced above were completed, and four unprofitable partnerships in which Maxum had interests were terminated. Expenses at Maxum's headquarters were reduced significantly, beginning in 1993, due primarily to a consolidation of functions, reduction in the headquarters facility, and a significant reduction in personnel. Finally, Maxum reached an agreement with GE Medical, its primary creditor, in early 1994, which was effective June 1993, whereby certain unpaid amounts past due under current lease agreements with GE Medical were deferred and lease agreements were restructured to reduce the overall lease obligations. In addition, outstanding amounts due Maxum's senior creditor under a revolving credit agreement were settled, resulting in a $1.0 million extraordinary gain on debt extinguishment. Also in 1993, Maxum recorded a net credit adjustment of $0.5 million associated with the estimated costs of the Maxum Prior Restructure.

  During 1994, the Maxum Prior Restructure was completed. Maxum recorded a $3.3 million gain on debt extinguishments in connection with the settlement of outstanding amounts with another significant creditor and two smaller creditors. In addition, Maxum sold its internal maintenance division to GE Medical. Consideration for the sale included cash and future discounts on maintenance services to be realized over approximately five years. Finally, Maxum sold its interests in three partnerships that provided lithotripsy services for approximately $5.0 million in cash. The proceeds were used to retire outstanding debt obligations, to satisfy working capital requirements and for business expansion opportunities in the first half of 1995. This transaction resulted in a pre-tax gain of approximately $5.0 million. Finally, Maxum terminated two additional unprofitable partnerships in which it held interests.

ACQUISITIONS

  Maxum believes a consolidation in the diagnostic imaging industry is occurring and is necessary in order to provide surviving companies the opportunity to achieve operating and administrative efficiencies through the consolidation of duplicative infrastructures. While its capital resources are limited, Maxum continues to consider and pursue consolidation opportunities. Maxum believes that long-term viability is contingent upon its ability to successfully participate in this industry consolidation. Maxum also believes that the Merger is reflective of this consolidation. See "--Pending Merger," and "Business of Maxum--Strategy and Marketing."

  During 1995, Maxum completed two significant acquisitions. In the first half of the year, Maxum acquired certain assets, including Mobile MRI Facilities and customer contracts from a competitor operating in Ohio and Indiana. In addition, the transaction included the assumption of certain equipment related liabilities. Proceeds from the sale of interests in three lithotripsy partnerships discussed above were used to fund the net purchase price of $2.1 million.

  In the second half of 1995, Maxum acquired Maxum Diagnostic Center-Hillcrest Road ("MDC-H") and Maxum Diagnostic Center-Preston Road ("MDC-P"), two Imaging Centers in Dallas, Texas. The transaction included the purchase of certain assets, primarily diagnostic equipment, and the assumption of certain equipment related liabilities. The net purchase price of $1.6 million and an additional $0.7 million for working capital requirements were financed by GE Medical. In December 1995, MDC-H was consolidated into MDC-P and MDC-F. All three Imaging Centers were in close proximity of one another, and the consolidation of these businesses is expected to maximize capacity utilization and enhance profit potential at MDC-P and MDC-F.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

  The favorable results of the Maxum Prior Restructure summarized above have been diminished by continued deterioration in the industry. Maxum has continued to operate while experiencing negative cash flow by completing transactions involving the financing of certain operating expenses by GE Medical, and the disposal of certain assets and partnership interests. Maxum expects that operating losses and negative cash flow will continue in 1996. Maxum believes that it will be able to meet its long-term debt, operating lease and other ongoing obligations through June 30, 1996; however, Maxum believes that its ability to operate as a going concern beyond June 30, 1996, is dependent upon the closing of the GE Medical Financial Transactions and the consummation of the Merger.

  Maxum operates in a capital intensive, high fixed cost industry that requires significant amounts of working capital to fund operations, particularly the initial start-up and development expenses of new operations. Revenues and cash flow have been adversely affected by an increased collection cycle, increased competitive pressures and major restructurings within the health care industry. This adverse effect on revenues and cash flow is expected to continue, especially in the mobile MRI business. See "Business of Maxum--Strategy and Marketing".

  In addition to the Merger with AHS, Maxum continues to pursue other acquisition opportunities. Maxum believes that the expansion of its business through acquisitions is a key factor in achieving profitability. Generally, acquisition opportunities are aimed at increasing revenues and profits, and maximizing utilization of existing capacity. Incremental operating profit resulting from future acquisitions will vary depending on geographic location, whether facilities are mobile versus fixed, range of services provided and Maxum's ability to integrate the acquired businesses into its existing infrastructure. If such acquisition opportunities are identified, there can be no assurance that financing for such transactions can be obtained. If Maxum is able to obtain such financing, there can be no assurance that any individual transaction or several transactions in the aggregate would be significant enough, or within a timeframe to enable Maxum to continue to operate as a going concern, without the continued financing of certain operating costs in the near term.

  Maxum's cash and cash equivalents decreased $5.1 million during 1995, compared with the cash and cash equivalent balance increasing $4.8 million during 1994. This additional cash use of $9.9 million is comprised of: an increase of $1.6 million used by operating activities, an increase of $9.7 million used by investing activities, and a decrease of $1.4 million in the amount used by financing activities.

  Net cash provided by operating activities decreased during 1995 due to: (i) a $2.2 million net increase in payments of accounts payable and other current liabilities as Maxum is no longer delaying the payment of obligations as it had in connection with the Maxum Prior Restructure (which was still in progress in 1994); (ii) a $0.5 million net increase in receivables attributable to the acquisition completed in late 1995 which is comprised of receivables from patients and third-party payors in the patient services business (which typically have a much longer collection cycle than receivables from hospital customers in the fee-for-service business) and (iii) a $0.3 million reduction in the benefit received from the financing of operating expenses. These decreases were partially offset by (i) $0.8 million of sales/use tax refunds and (ii) $0.6 million improvement in cash flow due to increased revenues, improved margins and other working capital changes.

  Net cash used by investing activities increased during 1995 due to (i) a $5.0 million decrease in the proceeds from the sale of partnership interests received during 1994, (ii) an increase of $3.4 million for the acquisitions of customer contracts and intangibles primarily in the fee-for-service business, one Fixed MRI Facility and three Imaging Centers, (iii) a $0.6 million decrease in proceeds from disposals of assets, (iv) a $0.2 million increase in additions to property and equipment, and (v) a decrease of $0.5 million in other investing activities, due primarily to a reduction in distributions from the aforementioned partnership interests.

  Net cash used by financing activities decreased due primarily to the receipt of $2.3 million of proceeds from GE Medical for financing associated with the acquisition of two Imaging Centers. The 1995 payments of debt and capital leases include a $1.3 million balloon payment made in January 1995 to GE Medical.

PENDING MERGER

  On February 26, 1996, Maxum entered into the Merger Agreement, pursuant to which each Company, at the Effective Time, will become a wholly-owned subsidiary of InSight. At the Effective Time, approximately one-half of the issued and outstanding InSight Common Stock will be held by former stockholders of Maxum and approximately one-half will be held by former stockholders of AHS. The Companies also entered into the Stock Acquisition Agreement pursuant to which GE Medical, in exchange for a comprehensive program of debt and lease restructuring of the existing obligations of Maxum and AHS, will receive InSight Series A Preferred Stock, which will be convertible into approximately 48% of InSight Common Stock outstanding at the Effective Time, subject to certain adjustments. The terms and conditions of the restructuring include, among other things (i) a reduction of the long-term debt of Maxum by approximately $9.0 million, (ii) a restructure of certain operating lease arrangements, (iii) the surrender by GE Medical of warrants to purchase 700,000 shares of Maxum Common Stock and (iv) a similar restructuring for AHS.

  In addition, under the InSight Master Service Agreement Addendum, GE Medical will have the right to receive for ten years the Supplemental Service Fee equal to 14% of pre-tax income subject to certain adjustments, of InSight, and further subject to proportional reductions for certain post-Merger acquisitions. InSight may terminate the Supplemental Service Fee at any time during this ten-year period by making a payment to GE Medical equal to $8.0 million less the discounted value of the Supplemental Service Fee (calculated at a discount rate of 15% per annum) paid through the date of such termination payment.

  The Merger Agreement may be terminated by any of the parties thereto, and the Merger abandoned, if the Merger has not been consummated, or the approval of the stockholders of AHS and Maxum has not been obtained, by September 30, 1996. There can be no assurance that such transactions will be consummated in a timely manner, if at all. If the GE Medical Financial Transactions are not closed and the Merger is not consummated, there can be no assurance given as to Maxum's ability to continue to operate as a going concern.

RESULTS OF OPERATIONS

  The following tables set forth selected operational data for each of the three years in the period ended December 31, 1995 (amounts in thousands):

                                        1995(2)        1994          1993
                                      ------------  ------------  ------------
                                         $      %      $      %      $      %
                                      -------  ---  -------  ---  -------  ---
Revenues............................  $50,609  100  $45,868  100  $45,075  100
Costs of operations(1)..............   48,178   95   45,239   99   46,556  103
                                      -------  ---  -------  ---  -------  ---
Gross profit (loss).................    2,431    5      629    1   (1,481)  (3)
Corporate overhead..................    3,972    8    4,240    9    5,244   12
                                      -------  ---  -------  ---  -------  ---
Loss from Company operations........   (1,541)  (3)  (3,611)  (8)  (6,725) (15)
Equity in earnings of partnerships..      348    1      834    2      685    2
                                      -------  ---  -------  ---  -------  ---
Operating loss......................   (1,193)  (2)  (2,777)  (6)  (6,040) (13)
Interest expense, net...............   (1,626)  (4)  (1,206)  (3)  (1,773)  (4)
Provision for securities litigation
 settlement.........................   (1,500)  (3)     --   --       --   --
Gain on sale of partnership inter-
 ests...............................      --   --     4,957   11      --   --
Income tax expense..................      --   --      (160) --       --   --
                                      -------  ---  -------  ---  -------  ---
(Loss) income before extraordinary
 item...............................   (4,319)  (9)     814    2   (7,813) (17)
Extraordinary gain on debt extin-
 guishments.........................      --   --     3,342    7    1,036    2
                                      -------  ---  -------  ---  -------  ---
Net (loss) income...................  $(4,319)  (9) $ 4,156    9  $(6,777) (15)
                                      =======  ===  =======  ===  =======  ===

- --------
(1) Includes a credit for sales tax refunds of $0.8 million in 1995 and a net credit adjustment for Maxum Prior Restructure costs of $0.5 million in 1993.
(2) Includes two significant acquisitions which were completed during the year. See "--Acquisitions" included herein, and Note 4 of Appendix H attached hereto.

YEARS ENDED DECEMBER 31, 1995 AND 1994

  Revenues: Revenues increased $4.7 million, or approximately 10% in 1995, compared to 1994. Generally, the increase in revenues is related primarily to acquisitions. This increase was partially offset by the continued decline in reimbursement rates and a decrease in other revenue in 1995, compared to 1994.

  An increase in fee-for-service revenue of $5.0 million in 1995 compared to 1994 is attributable to: (i) the award of an exclusive capitated managed care contract in December 1994, under which Maxum's fees are paid directly by the managed care organization and are earned on a per-member-per-month basis; and
(ii) the acquisition of certain customer contracts in the first half of 1995. Other fee-for-service revenue and equipment rental revenue (derived primarily from Mobile MRI Facilities) decreased $1.8 million, compared to 1994, due to expirations of hospital service contracts and third party equipment leases. Management fees decreased $0.6 million in 1995, compared to 1994, due primarily to the sale or termination of certain partnerships in late 1994.

  Approximately 58% of the $2.4 million increase in patient services is due primarily to increased patient services revenues associated with acquisitions during 1995. Approximately 25% of the increase is attributable to a contract awarded in the third quarter of 1994 to provide radiology and management services at an outpatient Fixed MRI Facility for a hospital customer. The remainder of the increase is due primarily to increases in procedure volumes at Maxum's other Imaging Centers, offset by continued declines in reimbursement rates.

  Other revenue decreased during 1995, compared to 1994, due primarily to the sale of Maxum's Technical Services Division in June 1994.

  Costs of Operations: Costs of operations increased $2.9 million, or approximately 6%, in 1995, compared to 1994. Cost of services in 1995 was reduced by $0.8 million related to sales/use tax refunds. These refunds represent taxes paid in prior years attributable to certain mobile diagnostic imaging equipment, and were received as a result of the taxing authority having reached a determination that the mobile equipment was subject to motor vehicle tax rather than sales/use tax.

  Occupancy expense (which includes operating costs of facilities leased or subcontracted by Maxum) increased $0.8 million, or approximately 88%, in 1995 compared to 1994. This increase is due primarily to subcontracting costs incurred related to Maxum's capitated managed care contract that was awarded in December 1994.

  Reading fees increased $0.7 million, or approximately 41%, in 1995, compared to 1994, due primarily to the increase in patient services revenues and due to costs incurred related to Maxum's capitated managed care contract discussed above.

  In addition to the net impact of the sales/use tax refund, occupancy expense and reading fees discussed above, all other components of cost of services experienced a net increase of $2.0 million in 1995, compared to 1994, due primarily to the variable costs associated with the increase in revenues resulting primarily from acquisitions in 1995 discussed above.

  Bad debt expense increased $0.5 million, or approximately 48%, in 1995, compared to 1994, due primarily to the increase in patient services revenue and a shift in the payor mix in Maxum's Imaging Centers related to the penetration of managed care. This change in payor mix continues to have an unfavorable impact on reimbursement rates realized by these centers and has resulted in an increase in bad debt expense in 1995 associated with unreimbursed amounts which were not subsequently collectible from patients. Maxum expects reimbursement rates to continue to decline.

  Depreciation decreased $0.2 million, or approximately 6%, in 1995 compared to 1994. This decrease is due primarily to a purchase and sale-leaseback transaction (in connection with Maxum's settlement with a significant creditor in June 1994) which resulted in reductions in net book values on certain Mobile MRI Facilities.

  Gross profit: Gross profit increased $1.8 million, or 4 percentage points as a percentage of revenues, in 1995, compared to 1994. The increase is primarily attributable to higher profit margins from the absorption of excess capacity associated with acquisitions completed in 1995 and the capitated managed care contract awarded in December 1994.

  Corporate Overhead: Corporate overhead decreased approximately $0.3 million, or approximately 6% in 1995, compared to 1994. This decrease is due primarily to reductions in legal costs and insurance premiums.

  Equity in Earnings of Partnerships: Equity in earnings of partnerships decreased $0.5 million, or approximately 58% in 1995, compared to 1994, to the sale of certain partnerships in late 1994 discussed below.

  Interest Expense: Interest expense increased $0.4 million, or approximately 35% in 1995, compared to 1994. This increase is due primarily to (i) the addition of several capital leases of diagnostic equipment, (ii) debt obligations incurred as a result of the acquisitions during 1995, and (iii) interest on operating expenses financed during late 1994 and in 1995.

  Provision for Securities Litigation Settlement: In anticipation of the Maxum settlement of two class-action lawsuits originally filed in 1993, the Company recorded a charge of $1.5 million in the fourth quarter of 1995. (See Note 14 and "Business of Maxum--Legal Proceedings" for further discussion.)

  Gain on Sale of Partnership Interests: In December 1994, Maxum sold its interests in three lithotripsy partnerships for approximately $5.0 million in cash which resulted in a pretax gain of approximately $5.0 million.

  Extraordinary Item--Net Gain on Debt Extinguishments: During 1994, Maxum settled its outstanding debt and lease obligations owed to a significant creditor and two smaller creditors which resulted in a net extraordinary gain of approximately $3.3 million, or $1.42 per share.

YEARS ENDED DECEMBER 31, 1994 AND 1993

  Revenues: Revenues increased $0.8 million or approximately 2% in 1994, compared to 1993. The increase was due primarily to an increase in patient services revenues at MDC-E and MDC-F. In addition, in the third quarter of 1994, Maxum began providing radiology and management services at an outpatient Fixed MRI Facility for a hospital customer which resulted in revenues of approximately $0.8 million in 1994. These increases were partially offset by a decrease in contract services revenues. Fee-for-service revenues decreased due primarily to a decrease in the average revenue per procedure. Equipment lease revenues decreased due primarily to contract terminations for rentals of equipment to third parties. Revenues for 1993 exclude $4.5 million of fee-for-service revenues from routes which were reconfigured during 1993 (in connection with the Maxum Prior Restructure). The net operating losses of these routes were charged against the accrual of estimated Maxum Prior Restructure costs during 1993.

  Costs of Operations: Costs of operations decreased $1.3 million, or 3% during 1994, as compared to 1993. Cost of services decreased $0.6 million due primarily to a $0.5 million provision in 1993 for the estimated settlement of sales tax audits primarily related to prior years.

  During 1993, Maxum recorded a provision for bad debts of $0.5 million resulting from increased collection problems primarily associated with smaller hospitals and direct patient billings. Similar one-time charges were not necessary in 1994.

  Equipment leases increased $0.6 million and depreciation decreased $1.4 million due primarily to the reclassification of certain leases from capital to operating leases late in 1993, as a result of changes in lease terms and financing arrangements in connection with the Maxum Prior Restructure, and due to the settlement with a significant creditor in 1994.

  The net credit of $0.5 million for estimated Maxum Prior Restructure costs in 1993 was to adjust Maxum's estimate of the net costs of the Maxum Prior Restructure, based on the current status of negotiations with its largest creditors at that time. No additional provision or credit was necessary in 1994.

  Costs of operations for 1993 of $46.5 million, exclude $6.1 million of costs from routes that were reconfigured in connection with the Maxum Prior Restructure. As previously discussed, the net operating losses of these routes were charged against the accrual of estimated Maxum Prior Restructure costs during 1993.

  Gross profit: Gross profit increased $2.1 million, or 4 percentage points as a percentage of revenues, in 1994, compared to 1993. The increase is primarily attributable to benefits in 1994 resulting from the Maxum Prior Restructure, and, as discussed above, 1993 included one-time charges associated with the estimated settlement of sales tax audits and a provision for bad debts.

  Corporate Overhead: Corporate overhead decreased approximately $1.0 million during 1994, as compared to 1993. The decrease was due primarily to a decrease in the amortization of intangible assets and cost reductions for personnel and facility costs at Maxum's headquarters.

  Equity in Earnings of Partnerships: Equity in earnings of Partnerships for 1994 was comparable to 1993. Partnerships which continued to operate under Maxum's ownership after 1994, contributed $0.5 million and $0.3 million in 1994 and 1993, respectively, to equity in earnings of partnerships.

  Interest Expense: Interest expense decreased $0.6 million or 32% in 1994, as compared to 1993. The decrease is due primarily to the aforementioned reclassification of certain leases from capital to operating leases late in 1993.

  Gain on Sale of Partnership Interests: In December 1994, Maxum sold its interests in three lithotripsy partnerships for approximately $5.0 million in cash which resulted in a pretax gain of approximately $5.0 million.

  Extraordinary Item--Net Gain on Debt Extinguishments: During 1994, Maxum settled its outstanding debt and lease obligations owed a significant creditor and two smaller creditors which resulted in a net extraordinary gain of approximately $3.3 million. During 1993, Maxum finalized an agreement with a senior creditor which resulted in a net extraordinary gain of $1.0 million on the extinguishment of a revolving credit note agreement. See "--Prior Restructure of Operations and Financial Obligations."

FOURTH QUARTER 1995 RESULTS

  During the fourth quarter of 1995, Maxum reported a net loss of $3.3 million, or $1.44 per share, compared with net income of $4.0 million, or $1.73 per share, in 1994. This variance is attributable to an increase in revenues of $1.9 million, an increase in cost of services of $2.1 million, an increase in depreciation of $0.4 million, and an increase in interest expense of $0.2 million. The increases in revenues and cost of services are related primarily to acquisitions completed in 1995 and the capitated managed care contract awarded in late 1994. The increase in gross profit, resulting from the aforementioned acquisitions and contract, was offset by a decrease in revenues and an increase in cost of services attributable to operations which existed in both 1995 and 1994. The resulting net decrease in gross profit is due to the non-renewal of certain hospital contracts, decreases in volumes in certain of Maxum's markets as a result of inclement weather, and increases in certain operating expenses. Depreciation expense increased due primarily to the addition of several new capital leases during 1995 and leasehold improvements completed at several of Maxum's Fixed MRI Facilities. Interest expense increased due primarily to the addition of the aforementioned capital leases, due to borrowings related to acquisitions and due to the financing of certain operating expenses during 1995. In addition, 1995 includes a $1.5 million provision for the settlement of Maxum's securities litigation, and 1994 includes a $4.8 million gain, net of a $0.2 million provision for income taxes, on the sale of Maxum's interests in three lithotripsy partnerships.

TERMINATION OF MANAGEMENT CONTRACT

  In May 1993, Maxum entered into a management agreement with Alpha Directions--Management Company ("ADMC"). ADMC manages and provides management services to various businesses. Management of Maxum was specifically provided by Douglas L. Drumwright and Charles S. Mack, Jr., two principals of ADMC. Messrs. Drumwright and Mack served as executive officers of Maxum from August 1993 through March 1994.

  ADMC assisted Maxum through the negotiation process with its creditors, and played a substantial role in reaching certain of the aforementioned agreements. Effective March 31, 1994, Maxum terminated its management agreement with ADMC, and Glenn P. Cato was elected President and Chief Executive Officer.

INFLATION

  Inflation in recent years has not had a significant impact on Maxum's business, and it is not expected to adversely affect Maxum in the near future.

                   AHS SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data has been derived from the financial statements of AHS. Such consolidated financial statements of AHS for the years ended December 31, 1991, 1992, 1993, 1994 and 1995, and the related report of Arthur Andersen, LLP are included elsewhere in this Joint Proxy Statement/Prospectus. The following data should be read in conjunction with "AHS Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of AHS included elsewhere in this Joint Proxy Statement/Prospectus.

                                      AHS

                                        YEARS ENDED DECEMBER 31,
                             ---------------------------------------------------
                               1995       1994      1993      1992       1991
                             ---------  --------- --------- ---------  ---------
                             (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DA-
 TA:
Revenues...................  $  36,999  $ 36,046  $ 37,515  $  38,347  $ 41,850
Expenses...................     30,729    29,971    32,580     34,947    35,495
                             ---------  --------  --------  ---------  --------
Income from center
 operations................      6,270     6,075     4,935      3,400     6,355
Corporate operating
 expenses..................      3,886     3,474     3,452      3,892     3,077
Other expenses(1)..........        --        --        --      11,873       --
Net interest expense.......      3,492     4,015     3,921      2,319     2,230
                             ---------  --------  --------  ---------  --------
Income (loss) before
 provision for income
 taxes.....................     (1,108)   (1,414)   (2,438)   (14,684)    1,048
Income (loss) from
 continuing operations.....     (1,138)   (1,451)   (2,466)   (14,715)    1,018
Extraordinary gain(2)......        --        306       --         --        --
                             ---------  --------  --------  ---------  --------
Net income (loss)..........  $  (1,138) $ (1,145) $ (2,466) $ (14,715) $  1,018
                             =========  ========  ========  =========  ========
EARNINGS (LOSS) PER SHARE:
Income (loss) from
 continuing operations.....  $   (0.12) $  (0.15) $  (0.25) $   (1.51) $   0.07
Extraordinary gain.........        --       0.03       --         --        --
                             ---------  --------  --------  ---------  --------
Earnings (loss) per share..  $   (0.12) $  (0.12) $  (0.25) $   (1.51) $   0.07
                             =========  ========  ========  =========  ========
                                            AT DECEMBER 31,
                             ---------------------------------------------------
                               1995       1994      1993      1992       1991
                             ---------  --------- --------- ---------  ---------
BALANCE SHEET DATA:
Working capital
 (deficit)(3)..............  $ (11,194) $  2,588  $  3,310  $   4,623  $  7,459
Property and equipment,
 net.......................     20,169    25,521    28,303     15,588    16,622
Intangible assets..........      2,755     2,106     1,754      1,718     3,585
Total assets...............     36,440    40,223    43,467     31,168    35,622
Total long-term
 liabilities...............     22,230    41,097    42,408     27,905    19,794
Stockholders' equity
 (deficit) (4).............    (12,102)  (10,964)   (9,849)    (7,477)    6,287

- --------

(1) Other expenses were approximately $11,873 for the year ended December 31, 1992. These other expenses consisted of (i) write-downs of certain equipment and lease rights to the estimated realizable value of the assets ($5,093), (ii) the establishment of reserves for centers which AHS has closed or considered closing ($5,380), and (iii) the write-off of certain transactional costs associated with financing activities with its primary lender which were never consummated ($1,400). No other expenses were recorded in 1995, 1994, 1993 and 1991, respectively.
(2) In 1994, as a result of a long-term debt restructuring agreement with GE Medical, AHS recorded an extraordinary gain on restructuring of long-term debt.

(3) The decrease in working capital of $13,782 from 1994 to 1995 is primarily due to the reclassification of long-term liabilities to current liabilities as a result of scheduled debt maturities.
(4) There have been no dividends declared by AHS since January 1, 1991 other than the Series A Preferred Stock dividends declared and payable on January 1, and April 1, 1991, to the holders of record of the Series A Preferred Stock (which has since been canceled) on such dates.

                   AHS MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

 Year Ended December 31, 1995 Compared to Year Ended December 31, 1994.

  AHS reported revenues from the operation of its centers for the year ended December 31, 1995 of approximately $36,999,000, compared to approximately $36,046,000 for the year ended December 31, 1994, representing an increase of approximately 3%. This increase of approximately $953,000 is due primarily to
(i) revenues generated by two new centers (approximately $3,116,000) and (ii) increased revenues resulting from higher utilization at the majority of the AHS remaining centers (approximately $473,000) offset by the sale or closure of four centers and the expiration of operating agreements relating to seven centers subsequent to December 31, 1993 (approximately $2,636,000). Management believes that any future increases in revenues from existing centers can only be achieved by higher utilization and not by increases in procedure prices since reimbursement rates are declining; however, excess capacity of diagnostic imaging equipment, increased competition, anticipated health care reform and the expansion of managed care may impact utilization and make it difficult for AHS to achieve revenue increases in the future, absent the negotiation of provider agreements with managed care companies and other payors, acquisition of profitable diagnostic imaging centers and development of management services which are not capital intensive.

  Center expenses, including the provision for doubtful accounts, for the year ended December 31, 1995 aggregated approximately $29,963,000, compared to approximately $29,054,000 for the year ended December 31, 1994. This increase of approximately $909,000 or 3%, is due primarily to (i) increased expenses related to two new centers of AHS (approximately $2,428,000) and (ii) increased expenses related to the development of an outside billing service (approximately $200,000). This increase was offset by the (i) elimination of expenses at the eleven centers discussed above (approximately $1,459,000) and
(ii) a decrease in costs at the majority of AHS' remaining centers (approximately $260,000).

  AHS has agreements with its partners at certain co-venture centers which provide for contingent payments based on annual pretax profits, as defined, of the individual center. These contingent payments, which are charged to operations as they become accruable, are included in the provision for center profit distributions. Provision for center profit distributions was approximately $766,000 for the year ended December 31, 1995, compared to approximately $917,000 for the year ended December 31, 1994. This decrease of approximately $151,000, or 16%, is due primarily to (i) the purchase of the physician limited partnership interests in 1994 discussed below and (ii) reduced income at certain other cooperative venture centers of AHS. This decrease is partially offset by income at the two new cooperative venture centers of AHS.

  AHS reported income from center operations of approximately $6,270,000 for the year ended December 31, 1995, compared to approximately $6,075,000 for the year ended December 31, 1994, representing an increase of approximately $195,000, or 3%. This increase in income from center operations is due primarily to (i) increased income at centers of AHS which existed at December 31, 1994 (approximately $668,000), (ii) income from center operations at the two new centers of AHS (approximately $688,000) and (iii) the decrease in provision for center profit distributions. This increase was offset by (i) the loss of income from center operations at the terminated centers discussed above (approximately $1,177,000) and (ii) the loss incurred in the development of an outside billing service (approximately $135,000).

  For the year ended December 31, 1995, AHS reported corporate operating expenses of approximately $3,886,000, compared to corporate operating expenses of approximately $3,474,000, for the year ended December 31, 1994. This increase of approximately $412,000, or 12%, is due primarily to increases in personnel, legal, and travel costs related to business development, acquisitions and long-term debt restructure negotiations.

  Interest expense was approximately $3,640,000 for the year ended December 31, 1995, compared to approximately $4,124,000 during the year ended December 31, 1994. This decrease of approximately $484,000, or 12%, was primarily related to (i) reduced interest expense related to amortization of long-term obligations and (ii) reduced interest as a result of the April 12, 1994 restructuring agreement discussed below, partially offset by long-term debt related to the two new centers of AHS.

  For the year ended December 31, 1995, AHS reported a loss before extraordinary item of approximately $1,138,000, compared to a loss before extraordinary item of approximately $1,451,000 for the year ended December 31, 1994. This decrease in net loss of approximately $313,000 or 22% is the result primarily of (i) increased income from center operations and (ii) decreased interest expense, partially offset by increased corporate operating expenses. As a result of the April 12, 1994 restructuring agreement discussed below, an extraordinary gain on restructuring of long-term debt of approximately $306,000 was recorded. In order to stimulate income growth and return to profitability, AHS must expand by the development of new centers and/or the acquisition of existing profitable centers and/or the development of management services which are not capital intensive.

  Loss per share before extraordinary item for the year ended December 31, 1995 was $0.12, compared to a loss per share before extraordinary item of $0.15 in 1994. As discussed in "--Liquidity and Capital Resources," dividends on the AHS Series B Preferred Stock are non-cumulative. Since the AHS Board has not declared a dividend during the years ended December 31, 1995 and 1994, respectively, no dividend has been subtracted from net loss to determine loss per share for the years ended December 31, 1995 and 1994.

  Year ended December 31, 1994 Compared to December 31, 1993. AHS reported revenues from the operation of its centers for the year ended December 31, 1994 of approximately $36,046,000, compared to approximately $37,515,000 for the year ended December 31, 1993, representing a decrease of approximately 4%. This decrease of approximately $1,469,000 is due primarily to the sale or closure of three centers and the expiration of operating agreements relating to six centers subsequent to December 31, 1992 (approximately $3,401,000), substantially offset by (i) revenues generated by two new centers (approximately $1,306,000), one of which began operations in 1994, and one of which began operations in the second half of 1993, and (ii) increased revenues resulting from higher utilization at the majority of the remaining centers of AHS (approximately $626,000).

  Center expenses, including the provision for doubtful accounts, for the year ended December 31, 1994 aggregated approximately $29,054,000, compared to approximately $31,800,000 for the year ended December 31, 1993. This decrease of approximately $2,746,000, or 9%, is due primarily to (i) the elimination of expenses at the nine centers discussed above (approximately $3,167,000), (ii) a reduction in equipment costs as a result of the buy-out of certain leases and the purchase of the related equipment and the amendment of certain other leases in 1993 (approximately $805,000) and (iii) a slight decrease in non-equipment related costs at the majority of AHS' remaining centers (approximately $156,000). This decrease was partially offset by increased expenses related to the two new centers of AHS (approximately $1,382,000).

  AHS has agreements with its partners at certain co-venture centers which provide for contingent payments based on annual pretax profits, as defined, of the individual center. These contingent payments, which are charged to operations as they become accruable, are included in the provision for center profit distributions. Provision for center profit distributions was approximately $917,000 for the year ended December 31, 1994, compared to approximately $781,000 for the year ended December 31, 1993. This increase of approximately $136,000, or 17%, is due primarily to increased income at the majority of AHS' cooperative venture centers.

  AHS reported income from center operations of approximately $6,075,000 for the year ended December 31, 1994, compared to approximately $4,935,000 for the year ended December 31, 1993, representing an increase of approximately $1,140,000, or 23%. This increase in income from center operations is due primarily to increased income at AHS centers which existed at December 31, 1993 (approximately $1,586,000), partially offset by (i) the loss from center operations at the two new centers of AHS (approximately $76,000), (ii) the loss of income from center operations at the terminated centers discussed above (approximately $234,000) and (iii) the increase in provision for center profit distributions.

  For the year ended December 31, 1994, AHS reported corporate operating expenses of approximately $3,474,000, compared to corporate operating expenses of approximately $3,452,000, for the year ended December 31, 1993. This increase of approximately $22,000, or 1%, is due primarily to increases in personnel and occupancy costs (approximately $85,000), partially offset by decreased legal and consulting fees (approximately $48,000) related to long-term debt restructuring negotiations in 1993.

  Interest expense was approximately $4,124,000 for the year ended December 31, 1994, compared to approximately $3,999,000 during the year ended December 31, 1993. This increase of approximately $125,000, or 3%, was primarily related to (i) the buy-out of certain operating leases and the purchase of the related equipment at eight of AHS' existing centers in 1993 and (ii) long-term debt incurred at the new centers of AHS, offset by (i) reduced interest expense related to amortization of long-term obligations and (ii) reduced interest as a result of the April 12, 1994 restructuring agreement discussed below.

  For the year ended December 31, 1994, AHS reported a loss before extraordinary item of approximately $1,451,000, compared to a loss before extraordinary item of approximately $2,466,000 for the year ended December 31, 1993. This decrease in net loss of approximately $1,015,000 or 41% is the result primarily of increased income from center operations, offset by (i) increased corporate operating expenses and (ii) increased interest expense. As a result of the April 12, 1994 restructuring agreement discussed below, an extraordinary gain on restructuring of long-term debt of approximately $306,000 was recorded.

  Loss per share before extraordinary item for the year ended December 31, 1994 was $0.15, compared to a loss per share before extraordinary item of $0.25 in 1993. As discussed in "Liquidity and Capital Resources", dividends on the AHS Series B Preferred Stock are non-cumulative. Since the AHS Board has not declared a dividend during the years ended December 31, 1994 and 1993, respectively, no dividend has been subtracted from net loss to determine loss per share for the years ended December 31, 1994 and 1993.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

  Working capital decreased to a deficit of approximately $11,194,000 at December 31, 1995, from approximately $2,588,000 at December 31, 1994. This decrease of $13,782,000 is primarily due to the reclassification of long-term obligations to current liabilities as a result of scheduled debt maturities and principal payments on long-term obligations. This decrease was partially offset by net income before depreciation and amortization. During the past three years, AHS has financed its operations primarily through internally generated funds and the lease payment deferrals and credit arrangements discussed below.

  Cash increased to approximately $6,176,000 at December 31, 1995 from approximately $3,664,000 at December 31, 1994, an increase of approximately $2,512,000, or 69%. This increase resulted from (i) net income before depreciation and amortization and deferred rent expense (approximately $3,429,000) and (ii) a decrease in accounts receivable (approximately $1,472,000), and (iii) an increase in accounts payable, accrued expenses and professional fees payable (approximately $371,000). This increase was offset by (i) net purchases of property and equipment (approximately $870,000), (ii) the investment in a radiation oncology treatment center (approximately $410,000) and (iii) a net decrease in long-term debt obligations net of the deferred payment discussed below (approximately $714,000). AHS currently has no lines of credit available to borrow against for working capital purposes.

  The Company (i) reported losses from 1992 to 1995 (including a loss of approximately $1,138,000 in 1995), (ii) expects to continue to experience cash flow shortfalls and losses in 1996, (iii) has certain balloon payments of approximately $12,252,000 and $1,500,000 pursuant to its long-term debt obligations with its primary creditor maturing in June and August 1996, respectively, and (iv) has a net capital deficiency of approximately $12,102,000 at December 31, 1995. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

  On February 26, 1996, AHS entered into the Merger Agreement, pursuant to which each Company, at the Effective Time, will become a wholly-owned subsidiary of InSight. At the Effective Time, approximately one-half of the issued and outstanding InSight Common Stock will be held by former stockholders of AHS and approximately one-half will be held by former stockholders of Maxum. The Companies also entered into the Stock Acquisition Agreement pursuant to which GE Medical, in exchange for a comprehensive program of debt and lease restructuring of existing obligations of AHS and Maxum, will receive InSight Series A Preferred Stock, which will be convertible into approximately 48% of InSight Common Stock outstanding at the Effective Time, subject to certain adjustments. The terms and conditions of the restructuring include, among other things (i) an extension of balloon payments of AHS totaling approximately $11,619,000 in 1996 until December 2002, (ii) a reduction of the long-term debt of AHS by approximately $10,685,000, (iii) a restructure of certain operating lease arrangements, (iv) the surrender by GE Medical of warrants to purchase 1,589,072 shares of AHS Common Stock and (v) a similar restructuring for Maxum.

  In addition, under the InSight Master Service Agreement Addendum, GE Medical will have the right to receive for ten years the Supplemental Service Fee equal to 14% of pre-tax income, subject to certain adjustments, of InSight, and further subject to proportional reductions for certain post-Merger acquisitions. InSight may terminate the Supplemental Service Fee at any time during this ten-year period by making a payment to GE Medical equal to $8,000,000 million less the discounted value of the Supplemental Service Fee (calculated at a discount rate of 15% per annum) paid through the date of such termination payment.

  The Merger Agreement may be terminated by any of the parties, and the Merger abandoned, if the Merger has not been consummated, or the approval of the stockholders of AHS and Maxum has not been obtained, by September 30, 1996. There can be no assurance that such transactions will be consummated in a timely manner, if at all. If the GE Medical Financial Transactions are not closed and the Merger is not consummated, there can be no assurance given as to AHS ability to continue to operate as a going concern.

  Pursuant to the terms of an April 12, 1994 agreement between AHS and the GE Parties, the maturity of a balloon principal payment of approximately $9,600,000 which was due in May 1994, was extended until January 1, 1996 and the principal payment was reduced from $9,600,000 to $8,000,000. In addition, the interest rate on the note related thereto was reduced from 12.75% per annum to 9.25% per annum. As a result, AHS was required to make certain balloon principal payments pursuant to its loan agreements with the GE Parties as follows: $10,500,000 in January 1996 (which has been extended to June 30, 1996) and $1,500,000 in August 1996. The GE Parties also agreed to restructure the monthly payments under a $15,200,000 equipment loan which resulted in monthly cash savings of $75,000 in 1995. Finally, the GE Parties agreed to provide three deferred payments to be used in 1995, under certain circumstances. During 1995, AHS utilized all of its deferrals which totaled approximately $2,133,000. Further, AHS is required to maintain, under the terms of its loan agreements with the GE Parties, certain financial covenants and ratios. AHS is in technical violation of several of these covenants and ratios, but upon consummation of the restructuring of the GE Medical Financial Transactions, the GE Parties will agree to eliminate these covenants and ratios.

  The health care industry is highly regulated and changes in laws and regulations can be significant. AHS believes that the expanding managed care environment accompanied by cost containment pressures may have a materially adverse impact on the business of AHS, since they may directly affect the utilization of AHS centers and reimbursement for those procedures performed at AHS centers; however, AHS believes that as long as it is able to negotiate provider agreements with the managed care companies and other payors to provide productive and cost efficient services with measurable outcomes, the business of AHS should not be negatively impacted.

  In addition to the restructuring and merger arrangements discussed above, AHS is also taking certain other actions to achieve profitability. First, if utilization at certain underperforming centers continues to deteriorate, those centers will be considered for closure and/or disposition. During 1995, AHS sold or closed several underperforming centers. Second, AHS has sold or negotiated the termination of leases of all its idle diagnostic imaging equipment and has renegotiated its equipment maintenance contracts and contracts with vendors of medical supplies and film. Third, AHS is continuing to develop a long-term plan which includes (i) changes in its debt and capital structure and (ii) raising additional working capital. In this regard, AHS has engaged outside professional assistance and continues to explore raising new capital for future operations.

  AHS believes that it will be able to meet its long-term debt, operating lease and other ongoing obligations until June 30, 1996; however, AHS believes that its ability to meet its long-term debt obligations beyond June 30, 1996 is contingent upon the consummation of the long-term restructuring and merger plans discussed above.

However, there can be no assurances that any of these transactions will be consummated in a timely manner, if at all.

  In 1994, in connection with the operation of a Gamma Knife center in Miami, Florida, RCI entered into an equipment loan agreement ($2,900,000) with a bank which provided $500,000 of working capital for operations of the center and which loan was guaranteed by Mr. Cal Kovens, then a director of AHS (deceased February 6, 1995). In addition, RCI received a working capital loan for an amount up to $500,000 from the GE Parties to fund the operations of the center, which loan is secured by the accounts receivable of the center.

  Effective March 1, 1996, RCI refinanced the remainder of the equipment loan (approximately $2,075,000) with the GE Parties on terms substantially equivalent to the original equipment loan. This loan is secured by all of the assets of the Gamma Knife center, as well as by a letter of credit of $400,000 which is guaranteed by the estate of Cal Kovens.

  In connection with its expansion plans, AHS has reviewed several diagnostic imaging centers as acquisition candidates. In 1994, AHS purchased a majority interest in a diagnostic imaging center in Monterey Park, California. Additionally, in 1995, AHS purchased an interest in a radiation oncology treatment facility in Valparaiso, Indiana. The cash needed to purchase these centers was made available from long-term notes with the GE Parties in the approximate amount of $1,359,000. AHS continues to review diagnostic imaging centers as acquisition candidates but has not entered into any letters of intent or definitive agreements. Approval by the GE Parties is required for certain equipment purchase financings in connection with acquisitions by AHS.

  The Omnibus Budget Reconciliation Act of 1993 prohibits referring physician ownership of diagnostic imaging centers after December 31, 1994. In 1994, AHS purchased or dissolved all the physician limited partnership interests in its cooperative ventures. As a result, AHS no longer has any cooperative ventures with referring physician ownership. The cash needed for these buyouts was made available from internally generated funds.

  Subject to the limitations described above, AHS expects to finance the development and other start-up costs, and the costs of equipment and site improvements at any new centers, through (i) financing arrangements with the manufacturers of the equipment utilized at such centers and (ii) other financing sources utilized by AHS. The ability of AHS to establish such centers and to expand operations is dependent upon the availability of financing on terms reasonably acceptable to AHS.

  Dividends on the AHS Series B Preferred Stock are non-cumulative so long as the holders of such stock control a majority of the AHS Board. In addition, any dividends declared on the AHS Series B Preferred Stock may be paid in cash or shares of AHS Common Stock at the discretion of the AHS Board. No dividend was declared by the AHS Board for the year ended December 31, 1995.

  AHS accounts for income taxes using the liability method in accordance with Statement of Financial Accounting Standard No. 109, Accounting for Income Taxes ("SFAS No. 109"), pursuant to which AHS recorded the benefit of its net operating loss carry forwards and also recorded a valuation reserve for the entire amount.

  The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of ("SFAS No. 121") in March 1995. SFAS No. 121 is effective for financial statements for fiscal years beginning after December 15, 1995. SFAS No. 121 is not expected to have a material effect on the AHS financial statements.

  Inflation has not had a significant impact on the operations of AHS and, in management's opinion based upon current trends, will not have an adverse impact on operations in the near future.

                               BUSINESS OF MAXUM

SERVICES

  Maxum is a provider of diagnostic imaging and related management services in 24 states throughout the Central and Eastern United States. Maxum delivers its services through a network of 48 Mobile MRI Facilities, six Fixed MRI Facilities and five Imaging Centers. In its Imaging Centers, Maxum offers MRI, diagnostic and fluoroscopic x-ray, ACR accredited mammography, diagnostic and vascular ultrasound, nuclear medicine, nuclear cardiology, CT and cardiovascular services. Maxum services approximately 145 customers (generally hospitals in a fee-for-service contractual arrangement) through its Mobile MRI Facilities and Fixed MRI Facilities. In the Imaging Centers, Maxum's customer is primarily the patient, and reimbursement is received directly from the patient or third-party payor. In addition, Maxum is the exclusive provider of MRI and CT services to approximately 130,000 covered lives in the North Texas area for a large managed care organization. Maxum also offers additional services through a variety of arrangements including equipment rental, technologist services and training/applications, marketing, management services, patient scheduling, utilization review and billing and collection services.

GENERAL DEVELOPMENT OF BUSINESS

  Maxum was incorporated in 1989 for the purpose of acquiring Maxum Health Services Corp. ("MHSC"), its principal operating subsidiary, from an affiliate of Voluntary Hospitals of America, an association of non-profit hospitals. In 1991, Maxum completed its initial public offering.

  Originally, MHSC primarily provided MRI and CT services through mobile facilities; however, MHSC has owned a 43.75% interest in Central Maine Magnetic Imaging Associates, an Imaging Center in Lewiston, Maine since 1988.

  Since 1991, Maxum has continued to expand its Mobile MRI Facilities and Fixed MRI Facilities, and has completed several acquisitions of Imaging Centers. In 1991, MHSC acquired Maxum Diagnostic Center--Forest Lane ("MDC-F") in Dallas, Texas, and in 1992, MHSC acquired a 60% interest in Maxum Diagnostic Center--Eighth Avenue ("MDC-E") in Fort Worth, Texas. In 1994, MHSC acquired the remaining 40% interest in MDC-E, and a 50% interest in Maxum Diagnostic Center--Matlock Road ("MDC-M") in Arlington, Texas. In 1995, MHSC acquired Maxum Diagnostic Center--Indianapolis ("MDC-I"), a Fixed MRI Facility in Indianapolis, Indiana. Also in 1995, MHSC acquired MDC-P and MDC-H, two additional Imaging Centers in Dallas, Texas. In December 1995, MDC-H was consolidated into MDC-P and MDC-F. All three Imaging Centers were in close proximity to one another and the consolidation of these businesses is expected to maximize capacity utilization and enhance profit potential at MDC-P and MDC-F.

  In 1990 and 1991, MHSC acquired 20% interests in three lithotripsy partnerships which operated mobile lithotripsy facilities. In 1994, Maxum sold its interests in these three partnerships, and no longer operates lithotripsy facilities.

OWNERSHIP STRUCTURE

  Maxum's operations generally are of three types: (i) those in which the customer contracts and equipment are held directly by Maxum or by an entity which Maxum manages and has an ownership interest of more than 50% ("Owned Operations"), (ii) those in which the customer contracts and equipment are held by an entity which Maxum manages and has an ownership interest of 50% or less ("Partnership Operations") and (iii) those in which the equipment is owned or leased by an unrelated third party for which Maxum provides management services ("Managed Operations").

  In Owned Operations, equipment is either owned, debt-financed, or leased under an operating or capital lease directly by Maxum. These operations include three of Maxum's Imaging Centers, and fee-for-service agreements with hospitals and managed care organizations which are primarily serviced by Mobile MRI

Facilities and Fixed MRI Facilities. Owned Operations also includes radiology and management services Maxum provides for a hospital customer through a Fixed MRI Facility.

  In Partnership Operations, Maxum generally is a party to a partnership agreement in which it is a general partner entitled to a specified share of profits. Maxum also has a management agreement with each partnership pursuant to which it manages operations on the partnership's behalf. Two of Maxum's Imaging Centers are included in Partnership Operations.

  In Managed Operations, equipment is owned by unaffiliated parties, and in conjunction with its use, Maxum provides services to hospitals. Agreements relating to these operations generally require Maxum to provide technical staff and to manage the operations in exchange for a fixed fee. These operations represent a limited capital commitment by Maxum.

CUSTOMERS AND FEES

  Maxum's customers are primarily comprised of hospitals, managed care companies and patients. Generally, Maxum enters into contracts with other health services providers and earns a fee-for-service based either on a fixed fee or on the number of procedures performed on services provided through Mobile MRI Facilities and Fixed MRI Facilities. The majority of Maxum's fee-for-service customers are small or mid-sized community hospitals, contracted under this type of arrangement for a fixed-term, ranging from 12 to 60 months.

  Each year a large percentage of Maxum's fee-for-service agreements with hospitals for MRI services come up for renewal. Fee-for-service contracts, included in Owned Operations, covering approximately 36%, 36%, and 28% of annual fee-for-service revenues are subject to renewal during 1996, 1997, and thereafter, respectively. It is expected that some high volume accounts will elect not to renew their contracts. If such contracts are not replaced with new accounts or with the expansion of services on existing accounts, Maxum's revenues and profits would be adversely affected.

  Maxum works closely with many of its hospital customers to secure managed care contracts that will be beneficial to both parties. In the mobile MRI business, Maxum has limited access to directly contract with managed care organizations. Maxum is flexible in negotiating MRI services with its hospital customers to accommodate their managed care contractual rate structures.

  Maxum's Imaging Centers depend principally on their ability to attract referrals from physicians and other health care professionals representing a variety of primary care and other specialties. Managed care companies generally contract directly with Maxum's Imaging Centers which provide a full complement of radiology services. Managed care contracting has become very competitive and reimbursement schedules are nearing Medicare reimbursement levels. Future opportunities for growth of Maxum's diagnostic imaging services other than through acquisitions are expected to exist primarily in this group of customers.

  During December 1994, Maxum's typical customer relationship and fee structure further evolved with the award of its first exclusive capitated managed care contract. Under this contract, Maxum is the provider of MRI and CT services to a health maintenance organization covering approximately 130,000 insured lives. A capitated contract is an arrangement in which Maxum is paid a fixed fee per covered life, on a monthly basis throughout the contract period, without regard to utilization. This, in effect, shifts the risk associated with potential increases in utilization, and benefit associated with potential decreases in utilization, to Maxum. Maxum utilizes a network of Imaging Centers, Mobile MRI Facilities and Fixed MRI Facilities which it owns or operates, and contractual arrangements with other providers, to service this contract.

REIMBURSEMENT

  Most patients rely upon reimbursement by third parties, such as commercial insurance carriers, government health care programs, and managed care organizations, to pay for health care services. With increased national attention to health care costs, reimbursement by such third-party payors for MRI and other diagnostic and treatment procedures has been declining. Continued reduction in such third-party payments, which is expected, and systematic restructuring of health services delivery and payment under new federal health care policies will adversely affect Maxum's future revenues.

  Generally, through Mobile MRI Facilities and certain Fixed MRI Facilities, Maxum's revenues are generated pursuant to agreements with hospitals, where the hospitals are responsible for billing charges and collecting payments from patients and third-party payors. Under these agreements, payment by the hospital of Maxum's charges is not conditioned on receipt by the hospital of payment from these sources. Private insurance carriers generally reimburse service providers the "reasonable and customary" amounts for medically necessary services. Where Maxum bills directly for its procedures, such as in its Imaging Centers and certain Fixed MRI Facilities, amounts reimbursed may be less than the charges. Reimbursement to Maxum by health maintenance or similar organizations generally is pursuant to a contractual arrangement involving a substantial discount from Maxum's standard prices. Generally, volume of work under such arrangements compensates for the discounted prices.

  Medically necessary services provided to participants in the federal Medicare program are reimbursed only: (i) if such services have been approved for reimbursement by HCFA, and (ii) in the amount authorized on a geographical basis by Medicare intermediaries (contracted insurance companies). The services currently provided by Maxum have been approved for reimbursement by HCFA. There are significant differences in Medicare reimbursement rates for services in different locations. Generally, Medicare reimbursement rates are lower than the reimbursement rates by third-party insurance carriers.

  To the extent reimbursement by a third party is less than the standard price for a given procedure (either because of a deductible, a co-insurance feature, or otherwise), Maxum has generally been able to charge the patient for the difference. However, such charges are not possible under most managed care contractual arrangements and governmental programs, which increasingly represents a more significant portion of Maxum's patient population.

STRATEGY AND MARKETING

  Over the past two years, Maxum's strategy has continued to evolve in connection with the Maxum Prior Restructure, in response to the continued deterioration in the mobile MRI industry and further penetration of managed care in the marketplace. See "Maxum's Management's Discussion and Analysis of Financial Condition and Results of Operations." Maxum's strategy is primarily focused on expanding its role as a manager of radiology services, expanding the scope of services it provides and expanding its imaging network in key markets.

  Historically, Maxum's primary source of revenues has been its fee-for-service revenues, derived generally from mobile MRI services provided to hospitals and managed care organizations. Maxum's second largest source of revenues is derived from patient services provided primarily through its Imaging Centers and certain Fixed MRI Facilities. Revenues from patient services increased 29% and 31% in 1995 and 1994, respectively. Patient services as a percentage of total revenues were 21%, 18% and 14% in 1995, 1994 and 1993, respectively.

  Maxum believes a consolidation in the diagnostic imaging industry is occurring and will continue over the near term. In response to the excess equipment capacity in the marketplace, and federal legislation which became effective in December 1994, competing companies are expected to participate in this consolidation in an effort to strengthen their presence in key market areas. This consolidation of the infrastructures currently existing in competing companies will provide an opportunity for greater operating and administrative efficiencies and ultimately, significant reductions in overhead in the larger surviving entities. Maxum believes this consolidation will better position and provide greater leverage to the diagnostic imaging industry for wider participation in managed care. In 1995, Maxum completed two transactions in furtherance of its strategy to aggressively pursue consolidation opportunities, and is continuing to evaluate acquisition candidates that meet its specific criteria in this area. Maxum routinely holds discussions with potential acquisition candidates.

  Management continues to focus on cost reduction and control at Maxum's headquarters and in its field operations. In addition, in Maxum's mobile MRI business, management continues the pursuit of new customers and renewal of existing customer contracts and reconfiguring routes when possible in order to maximize revenue per mobile asset. Maxum believes that larger growth potential exists in the patient services market through services provided on a broader scale in Maxum's Imaging Centers, rather than in the mobile MRI marketplace. Maxum's participation in the expected industry consolidation will be a significant determinant in the evolution of Maxum's business overall and the change in mix of services provided.

  Maxum continues to evaluate its mix of MRI equipment in response to changes in technology and the surplus of capacity in the marketplace. The overall technological competitiveness of Maxum's equipment continues to improve through disposal and/or trade-in of older equipment and execution of leases for new equipment. For purposes of managing its MRI equipment, Maxum divides its equipment into three categories: Tier One (comprised of high-field magnets with a field strength of 1.0 and greater tessla), Tier Two (primarily comprised of newer mid-field magnets with a field strength of 0.5 and greater tessla) and Tier Three (primarily comprised of older mid-field and low-field magnets with a field strength of 0.5 and lower tessla). In general, customers prefer first, equipment in Tier One, and second, equipment in Tier Two. There is limited customer demand for equipment in Tier Three, and such demand is rapidly declining. There is greater customer demand for Tier Two than Tier Three and while the demand for Tier Two is declining, the decline is not as rapid as the decline in demand for equipment in Tier Three. Maxum has significantly improved the competitiveness of its equipment during the past three years by (i) increasing the percentage of equipment in Tier One and Tier Two from 12% and 12% of its total equipment mix to 39% and 29% of its total equipment mix, respectively, and (ii) decreasing the percentage of equipment in Tier Three from 76% to 32% of its total equipment mix. Substantially all of Maxum's Tier One and Tier Two equipment is currently being utilized, while approximately one-third of its Tier Three equipment is idle. Substantially all idle equipment is under operating leases, and the carrying value of idle equipment under capital leases is insignificant. No idle equipment is directly owned or debt-financed.

  Maxum continues its marketing activities primarily directed at hospitals, physicians and managed care companies. Maxum generally markets its services as providing radiology equipment and related management services on a fee-for-service, rental, or capitated basis.

COMPETITION

  The market for diagnostic imaging is highly competitive. The major direct competitors with Maxum's Mobile MRI Facilities and Fixed MRI Facilities are equipment manufacturers which sell or lease equipment directly to hospitals. Maxum's ability to finance its operations is presently dependent upon these manufacturers. In addition, other providers of mobile services are significant competitors with Maxum's Mobile MRI Facilities, Fixed MRI Facilities and Imaging Centers. Maxum and these competitors utilize similar equipment and distribution channels. Maxum also competes with various hospitals, outpatient centers, private clinics, and physician groups which operate their own equipment.

  The adverse market conditions that led to the Maxum Prior Restructure have significantly impacted other providers of mobile services as well. See "Maxum's Management's Discussion and Analysis of Financial Condition and Results of Operations." Some of these providers, like Maxum, have incurred significant charges in connection with a restructure of their operations and/or financial obligations, have experienced operating losses, and have experienced negative cash flow. However, some providers have greater financial resources, which may give them the ability to withstand these market conditions and to be more responsive to changes in the market.

  Maxum's services generally do not require proprietary information, trade secrets, or similar non-public intellectual property. The barriers to entry are the costs of the equipment, hiring of qualified technologists and experienced management personnel, and compliance with regulatory constraints.

  Maxum believes that the competitive factors which are important in the mobile market are state-of-the-art technology, quality of service, competitive prices, equipment and service reliability, quality of professional staff among physicians and administration and flexibility in scheduling. In the Fixed MRI Facilities and Imaging Centers, additional competitive factors include reputation among referring physicians, convenience to referring physicians and patients, and the ability to collect, analyze and report underlying statistical data to hospital, physician and managed care organization customers.

GOVERNMENT REGULATION

  Maxum's operations are subject to various federal and state government regulations. While Maxum believes that its operations currently comply with such laws and will attempt to structure its future operations continually to comply with such laws, there can be no assurances that subsequently adopted laws or interpretations of existing laws will not adversely affect Maxum's operations.

  Many states have programs requiring approval prior to acquisition of medical equipment and initiation of services of the types operated by Maxum. The application and review processes required by various states in conjunction with such reviews can be lengthy and costly. A significant increase in the number of states requiring such approvals could impact Maxum's ability to fully deploy its assets. In addition, broad repeal of such requirements could impact its procedure volume by eliminating barriers to market entry for additional providers.

  Maxum's operations are subject to state laws prohibiting both practice of medicine by non-physicians and rebate or division of fees between physicians and non-physicians. Any determination that Maxum is engaged in the unauthorized practice of medicine would have an adverse effect by prohibiting the affected operations from continuing their current procedures for conducting business. Maxum's management believes that its operations do not involve the practice of medicine because all professional medical services relating to its operations, such as the reading of scans and establishing related diagnostic results, are provided separately by licensed physicians through contractual relationships.

  All of Maxum's operations are subject to the federal Medicare-Medicaid fraud and abuse statute, which prohibits bribes, kickbacks, and rebates, and any direct or indirect remuneration in connection with the furnishing or arranging of services, items or equipment for which payment may be made in whole or in part under Medicare or Medicaid. Violation of these provisions may result in significant fines, criminal penalties and exclusion from participation in the Medicare-Medicaid program both for the party paying the kickback or rebate (and his or her employer) and the party receiving it. Increasing regulatory attention is being directed toward referral activity to entities providing health care services in which referring physicians have an ownership interest. Currently, such provisions are primarily intended to preclude income distribution arrangements based on referral activity. Referring physicians no longer have equity participation in any of Maxum's Mobile MRI Facilities or Fixed MRI Facilities or in its Imaging Centers.

  Maxum will continue monitoring government activities affecting its business to determine what, if any, action may be necessary to ensure compliance with pending and modified legislation.

HUMAN RESOURCES

  As of May 6, 1996, Maxum had approximately 325 full-time and 70 part-time employees. None of Maxum's employees are represented by a labor union. Management believes its employee relations to be satisfactory.

INSURANCE

  Maxum carries workers' compensation insurance and maintains general premises liability, fire and medical professional liability insurance with per claim limits ranging from $0.5 million to $2.0 million and aggregate limits ranging from $1.0 million to $8.0 million. While these amounts are deemed adequate by management, there can be no assurance that potential claims will not exceed coverage amounts. Under contract services arrangements, Maxum and its customers agree to each maintain appropriate specified insurance coverage and to indemnify each other for acts or omissions of their respective employees and agents.

PROPERTIES

  The following table describes the primary properties utilized by Maxum as of May 6, 1996.

                                               APPROXIMATE
                                         TYPE  SQUARE FEET       LOCATION
                                        ------ -----------       --------
   OWNED OPERATIONS:
     NSC(1)............................ Leased   10,300    Dallas, Texas
     MDC-F............................. Leased   14,100    Dallas, Texas
     MDC-E............................. Leased   10,000    Ft. Worth, Texas
     MDC-P............................. Leased    5,800    Dallas/Plano, Texas
     MDC-I.............................  Owned    4,500    Indianapolis, Indiana
     TSD(2)............................ Leased   20,000    Winston-Salem,
                                                           North Carolina
   PARTNERSHIP OPERATIONS:
     MDC-M............................. Leased    5,500    Arlington, Texas
     CMMI(3)........................... Leased    7,250    Lewiston, Maine

- --------
(1)  NSC, or National Support Center, is Maxum's headquarters.
(2) Although Maxum sold its Technical Services Division in June 1994, Maxum remains obligated under the terms of the facility lease through May 1996. Maxum is presently using this facility to conduct training programs and to store idle equipment; however, the majority of the facility is not utilized.
(3) CMMI, or Central Maine Magnetic Imaging, is an Imaging Center owned by a limited partnership in which Maxum is the managing general partner with a 43.75% interest.

LEGAL PROCEEDINGS

  In May and June 1993, Maxum was named a defendant in two lawsuits filed on behalf of a purported class of present and former stockholders in the United States District Court for the Southern District of New York. Also named as defendants were the underwriting firms that led Maxum's initial public offering in September 1991, a former stockholder and senior creditor of Maxum, and certain current or former members of Maxum's Board of Directors and/or executives. These two actions have been consolidated into one action.

  On February 22, 1994, the plaintiffs filed a second consolidated amended complaint, which superseded the previously filed complaints. The plaintiffs, who seek to represent a purported class of plaintiffs which acquired Maxum's common stock, have alleged that misstatements and omissions were made by Maxum and the other defendants in connection with Maxum's initial public offering and in subsequent public disclosures from September 19, 1991 until March 1, 1993 when Maxum announced that it would write down assets and establish reserves related to the restructuring of its mobile MRI business. The plaintiffs seek monetary damages under various provisions of the federal securities laws and state law in an unspecified amount, as well as other relief.

  In March 1994, Maxum and all other defendants moved to dismiss the second amended complaint for, among other things, failure to state a claim. On November 18, 1994, the United States District Court granted the motions to dismiss and gave plaintiffs permission to file a third amended complaint.

  On January 6, 1995, plaintiffs served their third consolidated amended complaint. At approximately the same time, plaintiffs agreed to dismiss without prejudice their claims against the two underwriter defendants. On June 2, 1995, Maxum and the other defendants moved to dismiss the third amended complaint for failure to state a claim and failure to plead fraud with particularity. At the conclusion of a hearing on October 20, 1995, the Court reserved decision on the motions to dismiss the complaint. Although the parties have substantially completed their production of documents as part of pre-trial discovery in the action, no depositions have been taken.

  On February 23, 1996, while the motions to dismiss were still under consideration by the Court, the defendants, plaintiffs and other interested parties (acting through their respective counsel) entered into a Stipulation of Settlement pursuant to which, subject to certain conditions, the foregoing action will be settled and all claims dismissed on the merits. In anticipation of this settlement, Maxum recorded a charge of $1.5 million in the fourth quarter of 1995. Maxum has arranged to borrow approximately $1.9 million to finance the litigation settlement.

  On April 8, 1996, the Court entered an order that, among other things, approved the proposed settlement on a preliminary basis, set May 27, 1996 as the deadline for interested persons to object to the settlement and to opt-out of the settlement, and scheduled a hearing on June 21, 1996 to determine, among other things, whether to grant final approval to the settlement.

  The Stipulation of Settlement will become effective when all the following conditions have been satisfied or waived: (i) Maxum having available to it financing for its contribution to the settlement, (ii) entry of a final judgment of dismissal by the court and (iii) the final judgment of dismissal becoming final.

  The Stock Acquisition Agreement provides that GE Medical shall have no obligations thereunder (or under related documents, including the Restructuring Agreement) unless a final judgment of dismissal has been entered with respect to the aforementioned stockholders litigation.

                              MANAGEMENT OF MAXUM

DIRECTORS AND EXECUTIVE OFFICERS

  Maxum's Restated Certificate and Bylaws provide for the Maxum Board to be divided into three classes, with each class to be as nearly equal in number of directors as possible. At each annual meeting of stockholders, the successors to the class of directors whose term expires at that time are elected to hold office for a term of three years, and until their respective successors are elected and qualified, so that the term of one class of directors expires at each such annual meeting. The Maxum Board consists of five directors: Gaines
W. Hammond, Jr., M.D. (Chairman of the Board), Anthony J. LeVecchio, Leonard
H. Habas, Andrew J. Tofe, Ph.D. and Ronald G. Pantello. There are no family relationships between the directors and executive officers of Maxum. Dr. Hammond and Messrs. Habas and LeVecchio each serve on the Executive, Audit, Compensation and Nominating Committees of the Maxum Board. Dr. Hammond is Chairman of the Executive Committee, Mr. LeVecchio is Chairman of the Audit Committee, and Mr. Habas is Chairman of the Compensation and Nominating Committees.

  The holders of a majority of the shares of Maxum Common Stock outstanding on the applicable record date are entitled to elect the members of the Maxum Board. Officers are elected by, and serve at the discretion of, the Maxum Board.

BOARD OF DIRECTORS

  The following table provides information with respect to each of Maxum's directors.

                                                                   SERVED AS
                             NAME                            AGE DIRECTOR SINCE
                             ----                            --- --------------
   CLASS I: (Terms expiring at the Annual Meeting of Stock-
    holders succeeding the next Annual Meeting of Stock-
    holders)
     Anthony J. LeVecchio(1)...............................   49      1989
     Andrew J. Tofe, Ph.D.(2)..............................   56      1993
   CLASS II: (Terms expiring at the Annual Meeting of
    Stockholders succeeding the next two Annual Meetings of
    Stockholders)
     Gaines W. Hammond, Jr., M.D.(3).......................   47      1989
     Leonard H. Habas(4)...................................   52      1989
   CLASS III: (Term expiring at the next Annual Meeting of
    Stockholders)
     Ronald G. Pantello(5).................................   52      1993

- --------
(1) Mr. LeVecchio has been the President of The James Group, a consulting and development group, since 1989. From 1986 to 1988, he served as Senior Vice President and Chief Financial Officer of VHA Southwest, Inc., a VHA Regional Health Care System.
(2) Dr. Tofe has been the President and Chief Executive Officer of CeraMed Corporation, a medical supply company, since 1988. From 1987 to 1988, he served as the Director of Technology of Mallinckrodt Medical, Inc., and from 1985 to 1987 he served as Vice President of Operations of Matrix Medica, Inc. Dr. Tofe holds a Ph.D. in Inorganic/Nuclear Chemistry.
(3) Dr. Hammond has been a practicing urologist in Spartanburg, South Carolina since 1980. In 1984, Dr. Hammond was one of the founders of Medstone International, a manufacturer of lithotripsy units.
(4) Mr. Habas has been a director, Chairman of the Board and Chief Executive Officer of Advance Publishers, L.C. since 1995. He established his own financing and consulting firm in 1987, which he continues to own. Mr. Habas has been a director of Dick Davis Digest since 1988 and a director of CeraMed Corporation since 1990.
(5) Mr. Pantello is a founding partner of Lally, McFarland & Pantello, an advertising agency specializing in the health care industry, and has been its Chief Executive Officer since 1980.

  Upon the Effective Time, InSight, as the sole stockholder of Maxum, will have the sole authority to determine who will be the members of the Maxum Board.

EXECUTIVE OFFICERS

  Glenn P. Cato (age 43) is President, Chief Executive Officer, Chief Financial Officer and Secretary of Maxum. Mr. Cato has served as President and Chief Executive Officer since March 1994. From 1989 to 1994, he served as Senior Vice President and Chief Financial Officer of Maxum. Mr. Cato was elected as Secretary of Maxum in 1993.

  Michael A. Boylan (age 40) has been Executive Vice President of Maxum since March 1994. Since 1992, he served as a Regional Vice President of Maxum's principal operating subsidiary, Maxum Health Services Corp. From 1991 to 1992, he served as an Executive Director of certain of Maxum's operations. From 1986 to 1991, Mr. Boylan served in various capacities as an officer or employee, including President and Chief Operating Officer, with American Medical Imaging Corporation.

  Robert N. LaDouceur, Jr. (age 51) has been Executive Vice President of Maxum since March 1994. From 1992 to 1994, he served as a Regional Vice President of Maxum's principal operating subsidiary, Maxum Health Services Corp. From 1991 to 1992, he served as an Executive Director of certain of Maxum's operations. From 1984 to 1991, Mr. LaDouceur served in various capacities as an officer or employee, including Vice President, with Glassrock Home Health Care.

  Joseph F. Denninger (age 34) has been Maxum's Vice President since 1994 and Treasurer since 1992. From 1990 to 1992, Mr. Denninger served as Maxum's Director of Accounting. From 1986 through 1989, he served in various other capacities as an employee of Maxum.

  Don G. Hicks (age 34) is Chief Accounting Officer, Controller and Assistant Secretary of Maxum. Mr. Hicks has been Maxum's Chief Accounting Officer since March 1994, and Controller and Assistant Secretary since 1993. From 1992 to 1994, he served as Director of Accounting of Maxum. Prior to joining Maxum, Mr. Hicks served as Supervisor of Forecast and Analysis at E-Systems, Inc.'s Garland Division from 1991 to 1992. From 1988 to 1991, he was Assistant Corporate Controller of Precision Aerotech, Inc.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Compensation Committee administers Maxum's Stock Option Plan and other employee benefit plans and assists the Maxum Board in making executive compensation decisions. The Compensation Committee is composed of Mr. Habas, Mr. LeVecchio and Dr. Hammond. The past and present members of the Compensation Committee are not employees or officers of Maxum or any of its subsidiaries, and have not served in such capacity in the past. During 1995, no executive officer of Maxum served on the board of directors of any other company whose executive officers served on Maxum's Board.

COMPENSATION OF DIRECTORS

  The non-employee directors of Maxum each receive an annual fee of $10,000 for their services as directors. In addition, each non-employee director receives $1,000 per day for meetings, and $500 per call for teleconferences. Non-employee directors serving as committee chairmen are compensated as follows: Executive Committee Chairman--$1,000 per quarter; Audit Committee Chairman--$500 per quarter; Compensation Committee Chairman--$250 per quarter; and Nominating Committee Chairman--$250 per quarter. Maxum also reimburses non-employee directors for their expenses for each board and committee meeting attended. During 1994 and 1995, Mr. LeVecchio was paid consultant fees of $20,000 and $52,500, respectively, for his additional involvement in certain restructuring/financing transactions.

CERTAIN TRANSACTIONS

 Transactions with Former Executive Officers.

  On June 30, 1989, Maxum sold 132,750 shares of Maxum Common Stock to William
L. MacKnight (President, Chief Executive Officer and Chairman of the Maxum Board from 1989 to 1993), at a price of $.83 per share. Mr. MacKnight paid the par value per share of the shares in cash and executed a promissory note for the remainder of the purchase price in the original principal amount of $110,625. The note carried interest at 10% per annum and matured in June 1994. Mr. MacKnight pledged his shares to Maxum as security for the promissory note.

  During 1994, Maxum and Mr. MacKnight reached a settlement agreement which resulted in (i) the release of Maxum's liability under Mr. MacKnight's employment contract (see "Executive Compensation--Employment Contracts and Terminations of Employment and Change-in-Control Agreements"), and (ii) the release of Mr. MacKnight's liability under the promissory note referenced above. The 132,750 shares of Maxum Common Stock pledged as security for the promissory note were transferred to Maxum and recorded as treasury stock in full settlement of the outstanding principal and accrued interest. Total payments made in 1994 to Mr. MacKnight under his employment contract, including these settlements, were $148,113. In addition, a final payment of $19,913 was paid in January 1995 in connection with this settlement.

  In May 1993, Maxum entered into a management agreement (the "ADMC Agreement") with ADMC. See "Maxum's Management's Discussion and Analysis of Financial Condition and Results of Operation--Termination of Management Contract." ADMC is in the business of managing and providing management services to various businesses. Management of Maxum was specifically provided by Douglas L. Drumwright and Charles S. Mack, Jr., two principals of ADMC. Messrs. Drumwright and Mack served as executive officers of Maxum from August 1993 until March 1994. In lieu of executive compensation to these two individuals, the ADMC Agreement provided for a management fee payable to ADMC. The management fee was $30,000 per month plus reimbursement of expenses for two years, the original term of the ADMC Agreement. Also, the ADMC Agreement provided for additional compensation equal in amount to the management fee based upon performance targets. Between May 27, 1993 and December 31, 1993, Maxum paid ADMC $240,000 for management fees through January 1994. In addition, in January 1994, Maxum paid $150,000 to ADMC for incentive compensation earned through December 31, 1993. Maxum paid the $30,000 per month management fee through March 1994. Maxum agreed to pay ADMC $100,000 as additional compensation earned by ADMC during 1993, provided that Maxum has not filed a petition for reorganization in the United States Bankruptcy Court prior to January 1995. This $100,000 was paid by Maxum to ADMC with a downpayment of $25,000 in January 1995, and the remaining $75,000 paid in ten equal monthly installments which began in February 1995. The ADMC Agreement was terminable by either party, upon notice as defined therein. Maxum has indemnified ADMC and Messrs. Drumwright and Mack against any and all claims, losses, expenses, costs or damages, arising out of the performance of duties and obligations under the Agreement. ADMC and Messrs. Drumwright and

Mack were subject to the ultimate control, policies, directives and bylaws adopted by the Maxum Board. Effective March 31, 1994, Maxum terminated the ADMC Agreement.

 Transactions with Merrill Lynch Interfunding, Inc. and Highline Financial Services.

  During 1993, Maxum received $457,000 from Merrill Lynch Interfunding, Inc. ("MLIF"), a stockholder and senior creditor under a revolving credit agreement at that time. This payment represented the amount owed to Maxum under Section 16(b) of the Exchange Act and related regulations as a result of market-making activity by an affiliate of MLIF. These stock transactions and the corresponding gain technically resulted in a violation of Section 16(b) of the Exchange Act. The SEC requires that such gains be returned to the issuer of the securities in question.

  During 1994, in connection with Maxum's restructuring of its operations and financial obligations, Maxum reached final agreements with MLIF and Highline Financial Services, Inc. ("HFS"). In February 1994, Maxum entered into a formal agreement with MLIF, whereby, full satisfaction of $3.5 million in outstanding debt including accrued interest, MLIF received $2.0 million in cash and an indemnification of up to $0.5 million against any judgment or settlement in connection with a stockholder action pending against Maxum and other defendants. See "Business of Maxum--Legal Proceedings." Also, HFS was paid $0.5 million in connection with a 1989 intercreditor agreement executed between MLIF and HFS. In addition, MLIF surrendered its Maxum Common Stock holdings which represented approximately 20% of the outstanding Maxum Common Stock at the time. In June 1994, Maxum reached an agreement to pay $3.8 million in full satisfaction of approximately $8.3 million in debt and lease obligations owed to HFS in consideration for the purchase of the related diagnostic equipment valued at approximately $3.5 million. Substantially all of the payment made by Maxum to HFS was financed by GE Medical through long-term notes of approximately $1.4 million secured by certain equipment purchased from HFS, and a sale-leaseback transaction of the remaining equipment for approximately $2.1 million.

 Transactions with GE Medical.

  Pursuant to a February 1994 agreement with GE Medical, which was effective June 1993, unpaid amounts past due under current lease agreements with GE Medical were deferred and lease agreements were restructured to reduce the overall lease obligations. In exchange for these concessions, Maxum agreed to certain contingent lease rental adjustments and granted a Maxum Common Stock warrant to GE Medical for 700,000 shares, or approximately 24% of Maxum's outstanding Common Stock at the time, if exercised. In June 1994, Maxum sold its internal maintenance division to GE Medical for $0.3 million in cash and discounts totaling approximately $3.1 million on future maintenance expenses from services to be provided to Maxum. See "Maxum's Management's Discussion and Analysis of Financial Condition and Results of Operations--Prior Restructure of Operations and Financial Obligations." Also in June 1994, GE Medical financed the payment by Maxum to HFS of $3.8 million in full satisfaction of $8.3 million in debt and lease obligations owed to HFS. See "--Transactions with Merrill Lynch Interfunding, Inc. and Highline Financial Services."

  In October 1995, Maxum acquired two Imaging Centers in Dallas, Texas. The net purchase price of $1.6 million and an additional $0.7 million for working capital was financed by GE Medical. See "Maxum's Management's Discussion and Analysis of Financial Condition and Results of Operations--Acquisitions."

  In 1995, GE Medical agreed to the deferral, under certain circumstances, of up to four aggregate monthly lease and debt payments due in 1995. Maxum utilized two of these deferrals in 1995 which were equal in value to a total of approximately $2.7 million. Scheduled principal payments on the resulting notes began April 1, 1996.

  In negotiating the Merger with AHS and the GE Medical Financial Transactions with GE Medical and AHS, Maxum agreed to reimburse to GE Medical an amount equal to 40% of the legal costs incurred by GE Medical in connection with such transactions. The amounts reimbursed to GE Medical in 1995 totaled approximately $46,000. See "The Merger--Sharing and Reimbursement of Expenses," and "Debt Restructuring and Issuance of Preferred Stock to GE Medical--Payment of GE Medical Legal Fees."

                        EXECUTIVE COMPENSATION OF MAXUM

  The following table is provided to set forth the cash compensation earned by Maxum's Chief Executive Officer and each of the other most highly compensated executive officers of Maxum whose salary and bonus earned during 1995 was $100,000 or greater.

  Douglas L. Drumwright, Maxum's former Chief Executive Officer, and Charles
S. Mack, Jr., Maxum's former Executive Vice President are principals of ADMC. In May 1993, Maxum entered into a management agreement with ADMC and in August 1993, Messrs. Drumwright and Mack were elected to their respective officer positions. Management fees pursuant to this agreement were paid directly to ADMC. See "Management of Maxum--Certain Transactions." Maxum did not directly compensate these two officers, and therefore they do not appear in the following table.

  William L. MacKnight, Maxum's President and Chief Executive Officer until May 1993, had an employment agreement with Maxum. See "--Employment Contracts and Terminations of Employment and Change-in-Control Arrangements."

  The named executive officers ("Named Executive Officers") included in this table and the other tables pertaining to executive compensation are Glenn P. Cato, Maxum's current President, Chief Executive Officer, Chief Financial Officer and Secretary, and Michael A. Boylan and Robert N. LaDouceur, Jr., Maxum's Executive Vice Presidents. No other executive officers of Maxum earned salary and bonuses greater than $100,000 in 1995.

SUMMARY COMPENSATION TABLE

                          SUMMARY COMPENSATION TABLE

                                                                    LONG TERM COMPENSATION
                                                                 -----------------------------
                                   ANNUAL COMPENSATION                  AWARDS         PAYOUTS
                          -------------------------------------- --------------------- -------
                                                                               (3)
                                                        (2)      RESTRICTED SECURITIES            (4)
                                                    OTHER ANNUAL   STOCK    UNDERLYING  LTIP   ALL OTHER
                                             (1)      COMPEN-     AWARD(S)   OPTIONS/  PAYOUTS  COMPEN-
          NAME            YEAR SALARY ($) BONUS ($)  SATION ($)     ($)      SARS (#)    ($)   SATION ($)
          ----            ---- ---------- --------- ------------ ---------- ---------- ------- ----------
Glenn P. Cato...........  1995  172,500    20,000       6,000       --        30,000     --      3,158
President, Chief Execu-
 tive                     1994  143,750    71,875       4,500       --        57,500     --      1,751
Officer, Chief Financial  1993  109,000    40,000         --        --           --      --        612
Officer and Secretary
Michael A. Boylan.......  1995  165,000    20,000       6,400       --        30,000     --        --
Executive Vice President  1994  165,000    82,500       5,400       --        35,000     --        --
                          1993  111,729    10,000     170,789       --        20,000     --        --
Robert N. LaDouceur,
 Jr.....................  1995  165,000    20,000       6,400       --        30,000     --      3,072
Executive Vice President  1994  165,000    82,500       5,400       --        35,000     --      1,751
                          1993   96,158    10,000     141,878       --        20,000     --      1,010

- --------
(1)  Bonus amounts are reflected in the year earned.
(2) Amounts represent 1995 and 1994 auto allowances. Amounts in 1993 include auto allowances and commissions for contract awards and renewals.
(3) Options to purchase shares of Maxum Common Stock granted pursuant to the Maxum Plan.
(4) Contributions made by Maxum, on behalf of the Named Executive Officers, to Maxum's 401(k) retirement savings plan.

OPTION GRANTS IN THE LAST FISCAL YEAR

  The following table summarizes certain information relative to options granted to Named Executive Officers during 1995, and the potential realizable value of such options at December 31, 1995.

                                                                              POTENTIAL REALIZABLE
                                                                                VALUE AT ASSUMED
                                                                                  ANNUAL RATES
                                                                                 OF STOCK PRICE
                                                                                  APPRECIATION
                                                                                FOR OPTION TERM
                                                                              --------------------
                                     PERCENT OF
                                       TOTAL
                          NUMBER OF   OPTIONS/
                         SECURITIES     SARS
                         UNDERLYING  GRANTED TO
                          OPTIONS/   EMPLOYEES  EXERCISE OR
                            SARS     IN FISCAL  BASE PRICE
NAME                     GRANTED (#)    YEAR      ($/SH)     EXPIRATION DATE     5%        10%
- ----                     ----------- ---------- ----------- ----------------- --------- ----------
Glenn P. Cato...........   30,000        33%       0.50     February 15, 2005 $   9,433 $   23,906
Michael A. Boylan.......   30,000        33%       0.50     February 15, 2005 $   9,433 $   23,906
Robert N. LaDouceur,
 Jr.....................   30,000        33%       0.50     February 15, 2005 $   9,433 $   23,906

                     OPTION GRANTS IN THE LAST FISCAL YEAR


AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

  The following table summarizes certain information concerning each exercise of stock options held by the Named Executive Officers listed at the end of 1995 and the year-end value of their unexercised options. No options to purchase Maxum Common Stock were exercised by the Named Executive Officers during 1995.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR END OPTION VALUES

                                             NUMBER OF SECURITIES
                          SHARES            UNDERLYING UNEXERCISED     VALUE OF IN-THE-MONEY
                         ACQUIRED             OPTIONS/SARS AT FY-         OPTIONS/SARS AT
                            ON     VALUE            END (#)              FY-END ($0.8125)
                         EXERCISE REALIZED ------------------------- -------------------------
NAME                       (#)      ($)    EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
- ----                     -------- -------- ----------- ------------- ----------- -------------
Glenn P. Cato...........   --       --       67,500       20,000       $38,281      $6,250
Michael A. Boylan.......   --       --       45,000       20,000       $25,625      $6,250
Robert N. LaDouceur,
 Jr. ...................   --       --       45,000       20,000       $25,625      $6,250

INDEMNIFICATION AGREEMENTS

  Maxum has entered into separate indemnification agreements with each of its directors and officers that could require Maxum, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and officers and to advance expenses incurred by them as a result of any proceeding against them as to which they could be indemnified.

EMPLOYMENT CONTRACTS AND TERMINATIONS OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

  William L. MacKnight, Maxum's President and Chief Executive Officer prior to the retention of ADMC and appointment of Mr. Drumwright, had an employment agreement with Maxum which was effective until June 1994. Under the agreement, Mr. MacKnight's base compensation was set at $150,000, subject to appropriate adjustments. Mr. MacKnight's salary at the time of his resignation in May 1993 was $165,000. Maxum agreed to continue to pay Mr. MacKnight's salary and benefits for the 24 months following his resignation in May 1993, reduced by any income derived by Mr. MacKnight for personal services rendered during that period. See "Management of Maxum--Certain Transactions" for discussion of payments made to Mr. MacKnight after his resignation and for a discussion of the management agreement with ADMC and its termination in March 1994.

  Effective as of February 25, 1995, Messrs. Cato, Boylan and LaDouceur (each, a "Maxum Executive") each entered into an employment agreement (the "Maxum Employment Agreements") with MHSC, a wholly-owned subsidiary of Maxum, whereby each Maxum Executive's term of employment is for 12 months on a continuing basis.

  If a Maxum Executive's employment is terminated by Maxum without Cause (as defined in the Maxum Employment Agreements), or if a Maxum Executive resigns for Good Reason (as defined in the Maxum Employment Agreements), the Maxum Executive is entitled to receive, for a period of 12 months from the date of such termination, his base salary, payable in accordance with Maxum's payroll policy, plus the medical insurance benefits he otherwise would have received as an employee. If (i) the Maxum Executive's employment is terminated for Cause, (ii) the Maxum Executive resigns other than for Good Reason or (iii) the Maxum Executive's termination of employment is due to death, permanent disability or incapacity, he is only entitled to his base salary and other employee benefits through the date of termination.

  Under the Maxum Employment Agreements, Cause means (i) the commission of a felony or a crime involving moral turpitude or the commission of any other act or omission involving dishonesty, disloyalty (insofar as such disloyalty results in material financial loss or other material damage to Maxum or any of its subsidiaries, or any of their customers or suppliers, (ii) substantial and repeated failure to perform duties as reasonably directed by the MHSC Board of Directors or MHSC's Chief Executive Officer, (iii) gross negligence or willful misconduct with respect to Maxum or any of its subsidiaries or (iv) any other material breach of the Maxum Employment Agreement which is not cured within fifteen days after written notice thereof to the Maxum Executive. Good Reason under the Maxum Employment Agreements means (i) a change in the nature and scope of the Maxum Executive's position not permitted by his Maxum Employment Agreement, (ii) a change in the Maxum Executive's office location not permitted by his Maxum Employment Agreement, (iii) a failure of MHSC to provide the compensation or other benefits stipulated in the applicable Maxum Employment Agreement or (iv) the occurrence of a Change in Control (as defined in the Maxum Employment Agreements) of Maxum or MHSC. Good Reason exists only for a period of 120 days after a Change in Control has occurred. A Change in Control excludes the Merger.

  Messrs. Cato, Boylan and LaDouceur have executed InSight Employment Agreements, each of which as to employment becomes effective at the Effective Time. Each InSight Employment Agreement expressly supersedes any employment agreement between each of Messrs. Cato, Boylan and LaDouceur and Maxum. See "The Merger--Interests of Certain Persons in the Merger."

                         MAXUM PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information to the best knowledge of management, regarding the beneficial ownership of Maxum's Common Stock as of May 6, 1996, by (i) each person known to Maxum who beneficially owns more than 5% of the outstanding shares of Maxum Common Stock, (ii) each of Maxum's current directors, (iii) each of Maxum's Named Executive Officers and (iv) all of Maxum's current directors and executive officers as a group.

                                                       SHARES       PERCENT
                                                    BENEFICIALLY   OF SHARES
       NAME AND ADDRESS OF BENEFICIAL OWNER           OWNED(1)   OUTSTANDING(2)
       ------------------------------------         ------------ --------------
FIVE PERCENT OWNERS:
VHA, Inc. .........................................   166,500          7.3%
220 East Las Colinas Blvd.
Irving, Texas 75039
GE Medical Systems(3)..............................   700,000         23.5%
20825 Swenson Drive
Waukesha, Wisconsin 53186
Jayesh B. and Rupa Gosai(4) .......................   140,300          6.2%
P. O. Box 470
Jefferson, Pennsylvania 15344
DIRECTORS AND EXECUTIVE OFFICERS:
DIRECTORS:
Gaines W. Hammond, Jr., M.D.(5)(7).................   107,000          4.7%
Anthony J. LeVecchio(5)(6).........................    48,405          2.1%
Leonard H. Habas(5)(6).............................    22,500          1.0%
Andrew J. Tofe, Ph.D.(5)(7)........................    15,000            *
Ronald G. Pantello(5)(7)...........................    15,000            *
NAMED EXECUTIVE OFFICERS:
Glenn P. Cato(8)...................................    77,500          3.3%
Michael A. Boylan(9)...............................    55,000          2.4%
Robert N. LaDouceur, Jr.(9)........................    55,000          2.4%
All current directors and executive officers as a
 group(5)(10)......................................   417,905         16.2%

- --------
 (*) Less than 1% of shares outstanding.
 (1) Unless otherwise noted and subject to community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Maxum Common Stock shown as beneficially owned by them, and such shares are nonderivative and directly held.
 (2) Outstanding shares for the purpose of calculating these percentages do not include shares held by or for the account of Maxum, but include shares which can be acquired within 60 days by the exercise of options or warrants by the particular beneficial owner.
 (3) GE Medical holds warrants for 700,000 shares of Maxum Common Stock, which are currently exercisable at any time on or after February 8, 1996 and before February 8, 1999. See "Management of Maxum--Certain Transactions," and "Description of Capital Stock of Maxum--Warrant."
 (4) Information derived solely from a filing on Form 13D made with the SEC on May 4, 1995. Shares are held by Jayesh B. and Rupa Gosai as joint tenants.
 (5) Includes options to purchase 5,000 shares of Maxum Common Stock for each of Drs. Hammond and Tofe, and Messrs. LeVecchio, Habas and Pantello granted pursuant to the Maxum Plan which will vest on May 1, 1996, as determined by the Maxum Board pursuant to the requirements of the respective stock option agreements for such options. Does not include options to purchase 15,000 shares of Maxum Common Stock for each of Drs. Hammond and Tofe, and Messrs. LeVecchio, Habas and Pantello pursuant to which stockholder ratification is required, as described under "Maxum Proposal No. 3: Approval of Maxum Option Ratification Proposal."
 (6) Includes options to purchase 17,500 shares granted pursuant to the Maxum Plan that are currently exercisable.
 (7) Includes options to purchase 10,000 shares granted pursuant to the Maxum Plan that are currently exercisable.
 (8) Includes options to purchase 77,500 shares granted pursuant to the Maxum Plan that are currently exercisable.
 (9) Includes options to purchase 55,000 shares granted pursuant to the Maxum Plan that are currently exercisable.
(10) Includes five current directors, five current officers, and options to purchase 275,000 shares granted pursuant to the Maxum Plan that are currently exercisable.

                     DESCRIPTION OF CAPITAL STOCK OF MAXUM

  The authorized capital stock of Maxum consists of 10,000,000 shares of Maxum Common Stock and 56,000 shares of preferred stock, par value $.01 per share.

COMMON STOCK

  Holders of Maxum Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. In addition, holders of Maxum Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Maxum Board out of funds legally available therefor, subject to the payment of any preferential dividends declared with respect to any Maxum Preferred Stock that from time to time may be outstanding. Dividends may not be paid or declared as long as any preferred stock with rights to dividends that are senior to the Maxum Common Stock remains outstanding. In the event of liquidation, dissolution or winding up of Maxum, the holders of Maxum Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The Maxum Common Stock has no preemptive or conversion rights or other subscription rights, and there are no redemptive or sinking funds provisions applicable to the Maxum Common Stock. All outstanding shares of Maxum Common Stock are fully paid and nonassessable.

  As of May 6, 1996, there were 2,273,555 shares of Maxum Common Stock outstanding and held of record by 162 stockholders.

PREFERRED STOCK

  The Maxum Board is authorized to issue up to 56,000 shares of preferred stock, without any further vote or action by the stockholders, in one or more series, and to fix the rights, preferences and privileges and qualifications thereof (including, without limitation, voting rights and the limitation or exclusion thereof). The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of Maxum Common Stock or adversely affect the rights and powers, including voting rights, of the holders of Maxum Common Stock, and may have the effect of delaying, deferring or preventing a change in control of Maxum.

PREFERRED STOCK CONTEMPLATED TO BE ISSUED TO GE MEDICAL

  The terms of the Maxum Series B Preferred Stock to be issued to GE Medical immediately prior to the Merger are substantially identical to that of the InSight Series A Preferred Stock into which the shares of Maxum Series B Preferred Stock will convert at the Effective Time of the Merger. See "Operation, Management and Business of InSight After the Merger--InSight Series A Preferred Stock."

WARRANT

  In connection with the Maxum Prior Restructure, Maxum granted GE Medical a warrant to purchase 700,000 shares of Maxum Common Stock, which represents approximately 24% of the outstanding Maxum Common Stock, assuming exercise of the warrant (the "GE Medical Maxum Warrant"). The GE Medical Maxum Warrant is exercisable at a purchase price of $0.50 per share, and may be exercised at any one time on or prior to February 8, 1999 (the "Expiration Date"). The number of shares of Maxum Common Stock subject to the GE Medical Maxum Warrant and the purchase price of the shares subject to the GE Medical Maxum Warrant are subject to adjustment upon the occurrence of certain stock dividends, subdivisions, combinations and reclassifications regarding the Maxum Common Stock. Subject to certain conditions, including the exercise of all or part of the GE Medical Maxum Warrant prior to the Expiration Date, GE Medical has the right to demand one time that Maxum register the Maxum Common Stock issuable upon the exercise of the GE Medical Maxum Warrant under the Securities Act. In addition, during the period prior to the Expiration Date, subject to certain conditions, if Maxum files a registration statement under the Securities Act relating to Maxum Common Stock on behalf of any of its security holders on any form other than Form S-4 or S-8 (or any other form generally relating to business combinations, employee benefit plans, or exchange or rights offerings), GE Medical shall have "piggy back" rights to register the Maxum Common Stock issuable upon exercise of the GE Medical Maxum Warrant in such registration.

  In connection with the consummation of the Merger and the GE Medical Financial Transactions, the GE Medical Warrant will be canceled. See "Debt Restructuring and Issuance of Preferred Stock to GE Medical--Warrants of GE Medical."

ANTITAKEOVER PROVISIONS

  Maxum's Restated Certificate and Bylaws provide for three classes of directors, with directors in each class serving alternating three-year terms. Directors may be elected only by the affirmative vote of holders or more than 50% of Maxum's outstanding shares. Vacancies on the Maxum Board may only be filled by the vote of a majority of the members of the Maxum Board. Maxum's Restated Certificate and Bylaws also prohibit the stockholders from taking action by written consent, thus requiring the stockholders to take all actions at a meeting. Further, the Restated Certificate and Bylaws require a vote of holders of 80% or more of the outstanding shares before certain actions may be effected, if two-thirds of the Maxum Board have not previously approved such action. These actions include (i) mergers or consolidations of Maxum, (ii) sales or leases of any substantial part of Maxum's assets, (iii) issuances of securities to another corporation in exchange for cash, other stock or securities, (iv) the dissolution or liquidation of Maxum or (v) the amendment of certain provisions of Maxum's Restated Certificate and Bylaws.

  The above provisions may have the effect of delaying or making it more difficult for a stockholder or group of stockholders to take corporate actions or gain control of Maxum.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for Maxum's Common Stock is KeyCorp. Shareholder Services, Inc.

                                BUSINESS OF AHS

DESCRIPTION OF BUSINESS

  AHS is engaged in the establishment and operation with health care providers of outpatient diagnostic and treatment centers utilizing MRI systems, CT systems, multi-modality radiologic imaging systems, medical linear accelerators and Gamma Knife systems.

  As of December 31, 1995, AHS operated 17 imaging centers, of which ten are in California, three are in Illinois, and one is in each of Indiana, Utah, New Jersey, and Washington; two Gamma Knife treatment centers, one in each of Florida and Washington; and one radiation oncology center in Indiana. AHS also operates a radiation oncology treatment facility as part of one of its imaging centers in Indiana.

  The primary business objective of AHS is to provide diagnostic and treatment services using MRI, CT, Gamma Knife and other high capital cost equipment to hospitals, physicians and their patients. AHS' outpatient centers provide diagnostic services in the areas of MRI, CT, general radiology, cardiology, ultrasound, mammography, nuclear medicine and neurosciences. AHS does not engage in the practice of medicine.

  Subject to its ability to obtain financing, AHS plans to expand its network of imaging and treatment centers by acquiring existing profitable centers on an ongoing basis over the coming years in markets in which AHS believes there are opportunities for continued revenue enhancement. See "--Financing of Diagnostic Imaging and Gamma Knife Systems." In limited circumstances, it may develop an imaging or treatment center in cooperation with established health care providers (hospitals and diagnostic radiologists) in the local area. In connection with such development opportunities, its principal target market is the health care provider network associated with the 200 to 500 bed community hospital population. AHS believes these hospitals have sufficient

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

need and medical resources to warrant the availability of an MRI, CT or other imaging systems on or near the hospital premises but may not desire, or be able, to commit the funds necessary to own and operate their own on-site imaging system. AHS also targets communities where a consortium of hospitals may cooperate to support a single center. The objective of AHS with respect to the development of its two Gamma Knife centers was to establish centers in regional locations in association with a major medical center or group of prominent neurosurgeons who are experienced in and dedicated to the Gamma Knife technology. In addition, AHS is seeking opportunities to expand its business operations through noncapital intensive activities such as billing and collection and outpatient management.

IMAGING AND TREATMENT CENTER PROFILE

  The terms of participation by AHS in each of its diagnostic imaging and treatment centers are individually tailored to fit the requirements of AHS and its health care provider partners who, in some cases, include the diagnostic radiologists who will perform the imaging procedures at the center. However, each of its centers is based upon one of two types of ventures: cooperative venture or fixed monthly rental.

  At the centers operated as cooperative ventures, AHS generally will be responsible for managing the design and construction of the center, acquiring and installing the diagnostic imaging equipment and providing all technical and administrative services on an ongoing basis. Co-venturers of AHS will generally provide the physical premises or the land required for the center. AHS and its co-venturers split the net proceeds from the operation of the center in accordance with an agreed upon formula pursuant to contractual arrangements between AHS and its co-venturers.

  At the centers operated pursuant to a fixed monthly rental program, AHS provides the diagnostic imaging equipment and the building or trailer housing the equipment, and services the equipment on an ongoing basis. The health care provider partner is responsible for all utilities, supplies and personnel requirements for the center. At such centers, AHS receives a monthly rental payment regardless of whether the equipment is used or the number of procedures performed at the center.

  The average MRI system utilized by AHS diagnostic imaging centers has the capacity to image up to approximately 18 patients per day. Each CT system utilized by AHS also has the capacity to image up to approximately 18 patients per day. The diagnostic imaging and treatment centers of AHS are generally operational five or six days per week. The MRI and CT systems currently operate on average at approximately 64% and 66% of total capacity, respectively. However, MRI systems alone, depending on individual location, operate at between 27% and 100% of total capacity.

  The total patient charge for an MRI imaging procedure at the AHS cooperative venture centers at the present time is in the range of $650 to $1,200 with an average charge of $900, depending upon the geographic location and other circumstances. The total patient charge for a CT imaging procedure at AHS' cooperative venture centers is in the range of $400 to $700 with an average charge of $500, also depending upon location and circumstances. The total patient charge for an imaging procedure utilizing an imaging system other than MRI or CT at the AHS cooperative venture centers is in the range of $75 to $350, depending upon the imaging system used and other circumstances. Each Gamma Knife system has the capacity to perform up to two procedures per day and the total patient charge for a Gamma Knife procedure is approximately $25,000, although a significant portion, as high as approximately 45%, represents professional fees which will not be retained by the Gamma Knife centers. Total patient charges are reduced by professional fees and contractural discounts to arrive at net revenues. From these net revenues, each cooperative venture diagnostic imaging or Gamma Knife center must pay its operating costs, principally rent, supplies, compensation of technical and administrative personnel, as well as the payments required in connection with the lease or acquisition financing of the MRI, CT or other imaging system and equipment maintenance costs. AHS has received commitments of at least five years in connection with the establishment of its cooperative venture centers.

  At its cooperative venture diagnostic imaging centers, AHS has contracted with radiologists to perform professional services at the centers. The fees due to such physicians, which are generally 20% of the net revenues of the center, are paid from revenues generated by the center. At its other centers, AHS health care provider partners are responsible for obtaining radiologists for the centers.

  The contracts governing each of the fixed monthly rental centers of AHS generally provide for rental terms ranging from six to seven years. In the past, AHS has leased the diagnostic imaging equipment utilized at these centers for usual and customary terms from five to seven years and, accordingly, must either renew the original fixed monthly rental contract or relocate the diagnostic imaging equipment shortly following the termination of the original contract in order to maintain its profit margin. As a result of the increase in the availability of diagnostic imaging equipment throughout the country, it has become and will continue to be difficult for AHS to keep the diagnostic imaging equipment currently utilized at fixed monthly rental centers fully utilized. Currently, AHS does not have any idle equipment.

  Imaging procedures utilizing MRI accounted for approximately 73% of AHS revenues in 1995. Revenues from Gamma Knife procedures account for approximately 9% of AHS' total revenues. MRI is expected to remain the primary imaging modality of AHS for the foreseeable future.

  No single source accounts for more than 10% of the revenues of AHS. AHS has six individual contracts with the County of Los Angeles covering six separate sites. In the aggregate, these sites represent approximately 24% of the annual revenue of AHS. From time to time, the County has experienced financial difficulties. In the event that such difficulties should cause the County to curtail or possibly even terminate the services of AHS, it may cause a material adverse effect on the business, results of operations, liquidity and financial condition of AHS.

CENTERS IN OPERATION

  At December 31, 1995, AHS had 20 centers in operation, including one radiation therapy center and two Gamma Knife centers. AHS' first center was established in July 1985 and the most recent AHS center was established in January 1995. Sixteen of AHS' centers are organized as cooperative ventures and four are organized as fixed monthly rental centers. Eighteen of AHS' centers are based on a fixed site MRI, CT or Gamma Knife system, and two are based on MRI systems housed in mobile coaches. One of AHS centers which is organized pursuant to various agreements will expire in accordance with its terms during 1996, and one will expire in 1997. The loss of the center in 1996 will not have a material adverse effect on the business, results of operations, liquidity and financial condition of AHS.

  In 1996, subject to its ability to obtain financing (see "Financing of Diagnostic Imaging and Gamma Knife Systems"), AHS intends to continue to develop additional diagnostic imaging centers, primarily through the acquisition of diagnostic imaging centers already established and currently in operation, either on a center by center basis or by the acquisition of the equity interests or assets associated with a group of centers, as such opportunities materialize.

DIAGNOSTIC IMAGING TECHNOLOGY

  During approximately the last 20 years, there has been a major effort undertaken by the medical and scientific communities to develop cost-effective diagnostic imaging technologies and to minimize the risks associated with the application of such technologies.

  The major categories of diagnostic imaging systems currently offered in the medical marketplace are conventional x-ray, CT scanners, digital ultrasound systems, computer-based nuclear gamma cameras, radiography/fluoroscopy systems and MRI systems, each of which (other than conventional x-ray) represents the marriage of computer technology and various medical imaging modalities. Patients exposed to x-rays and to gamma rays employed in nuclear medicine receive potentially harmful ionizing radiation. Much of the thrust of product development during the period has been to reduce the hazards associated with conventional x-ray and nuclear medicine techniques and to develop new, virtually harmless imaging technologies such as ultrasound and MRI.

  X-Ray. X-ray is the most common energy source used in imaging the body and is now employed in the three following imaging modalities:

    (i) Conventional x-ray systems, the oldest method of imaging, are typically used to image bones, teeth and contrast-enhanced vasculature and organs and constitute the largest number of installed systems;

    (ii) CT scanners utilize computers to produce cross-sectional images of particular organs or areas of the body; and

    (iii) Digital x-ray systems add computer image processing capability to conventional x-ray systems.

  Ultrasound. Ultrasound systems emit, detect and process high frequency sound waves to generate images of soft tissues and internal body organs. The sound waves used in ultrasound do not involve ionizing radiation and are not known to cause any harmful effects to the patient.

  Nuclear Medicine. Nuclear medicine gamma cameras, which are based upon the detection of gamma radiation generated by radioactive pharmaceuticals injected or inhaled into the body, are used to provide information about organ function as opposed to anatomical size and shape.

  MRI Technology. AHS believes that the introduction of MRI technology into the health care marketplace marked a significant advance in diagnostic medicine. MRI systems expose patients to a static magnetic field and to energy in the radio frequency ("RF") range produced by a radio antenna coil which surrounds the body part to be imaged. Nuclei in the portion of the body to be scanned are stimulated from their state of equilibrium by the RF energy. When the radio signal is switched off, the nuclei "relax" and return to their original state, releasing energy that is directly related to their quantity and environment. The energy given off by the nuclei is recorded, measured and converted into a visual display by a digital computer. The nuclei of different chemical elements composing human tissue, for example, hydrogen, sodium and phosphorus, within the same magnetic field respond to different RFs and will respond only if exposed to the RF energy of that specific frequency. The digital data are then reconstructed by a computer system into a two dimensional cross-sectional image of the particular plane of the anatomy of interest similar to the computer image reconstruction process utilized in CT scanning. A typical MRI examination takes from 30 to 90 minutes. MRI systems are typically priced in the range of $900,000 to $2,000,000 each, depending upon the system configuration, magnet design and field strength.

  There are no known hazards to the general population from magnetic and RF fields of the intensity to which a patient is exposed in a clinical MRI system. Equipment literature nonetheless recommends that, until further information is available, pregnant women and young children should be scanned only under limited circumstances. Furthermore, MRI magnets may disrupt the operation of cardiac pacemakers and may react with ferrous clips utilized in various surgical procedures, so that individuals with such devices may be excluded from examination with MRI systems, and access to the area surrounding the MRI facility may also be controlled to avoid these possible hazards. Additionally, some MRI examinations require injection of a paramagnetic contrast material. Although it is extremely unusual, some patients may develop a significant adverse reaction to this contrast material; however, chances of fatalities as a result of such reaction are remote.

  Because the signals used to produce magnetic resonance images contain both chemical and structural information, AHS believes this technique has greater potential for many important diagnostic applications than any other imaging technology currently in use. While existing MRI systems demonstrate excellent portrayals of anatomical structures within the human body, of even greater significance is the fact that MRI is also sensitive to subtle differences between tissues. Thus, MRI offers not only the opportunity for highly effective classical diagnosis, but also the potential for future monitoring of chemical processes within the body.

  CT Technology. CT technology consists of a doughnut-shaped gantry structure into which a patient, resting on a remotely controlled couch assembly, is positioned to scan the anatomical region of interest. The scanning process is performed by the rotation of a high output x-ray tube around the patient. The x-ray tube emits a thin fan-shaped beam of x-rays that passes through the patient and is absorbed by an array of x-ray detectors located on the opposite side of the patient from the x-ray tube. The detected x-rays are then converted

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

into digital measurements of x-ray intensity directly proportional to the density of the portion of the patient through which the beam passes. These digital measurements of x-ray intensity are then processed by a specialized image reconstruction computer system into a cross-sectional image of the anatomical region of interest. The patient is then indexed on the couch and another scan performed and then another, creating a "stack" of cross-sectional images constituting the complete diagnostic imaging procedure.

  Typical scanning times for a single cross-sectional image are in the one second to six second range. A complete CT examination takes from 15 minutes to 45 minutes, depending on the complexity of the examination and number of individual cross-sectional images required. The current selling prices of CT systems fall in the range of $350,000 to $1,500,000, depending upon the specific performance characteristics of the systems. Based on the fact that CT systems have been commercially marketed for approximately twenty years, AHS believes that CT is a relatively mature technology and, therefore, not subject to significant risk of obsolescence.

  Certain CT examinations require the injection of an iodine-based contrast material, allowing for better visualization of the anatomy. Although it is very unusual, some patients may develop a significant adverse reaction to this contrast material. Fatalities as a result of such reaction have occurred but are rare. In an effort to scan only appropriate patients, all patients are required to answer a questionnaire which helps to identify those patients who may suffer an adverse reaction to this contrast material.

  Gamma Knife Technology. The Leksell Stereotactic Gamma Unit is a state-of-the-art radiosurgical device used to treat intracranial neoplasma and vascular anomalies which are inaccessible or unsuitable for conventional invasive surgery. The Gamma Knife was designed to provide neurosurgeons and radiation therapists with the ability to perform radiosurgery, using high energy gamma rays, instead of conventional invasive techniques, thereby generally eliminating the risk of infection and intracerebral bleeding.

  The Gamma Knife delivers a single high dose of ionizing radiation emanating from 201 Cobalt 60 sources positioned about a hemispherical, precision machined cavity. Each individual beam is focused on a common target producing an intense concentration of radiation at the target site, destroying the lesion while spreading the entry radiation dose uniformly and harmlessly over the patient's skull. The mechanical precision of the Gamma Knife at the target site is 1/10 of one millimeter (0.1 mm), making the Gamma Knife an ideal treatment device for treating small or medium-sized lesions in critical locations within the brain. However, based upon the type, size and/or location of such lesions, not all patients are candidates for radiosurgery. The mechanical precision of the Gamma Knife is coupled with an extremely sharp fall-off in the radiation intensity surrounding the target, resulting in a highly localized treatment effect, sparing surrounding tissue.

  The Gamma Knife treatment requires no open surgical intervention, no lengthy hospital stay and no risk of post-surgical bleeding or infection. When compared to the average length of stay and costs associated with conventional surgery, the Gamma Knife greatly reduces the cost of neurosurgical treatment. Typical treatment time is approximately 10 to 15 minutes per area of interest ("isocenter"). A key feature of the Gamma Knife is its ability to perform treatments that require multiple isocenters. In addition, other applications for the Gamma Knife are currently being developed. Investigative work is being conducted to treat patients for chronic pain and motion disorders such as Parkinson's disease, epilepsy and trigeminal neuralgia. These new applications represent a significant new market for the Gamma Knife upon clinical acceptance. The current selling price of a Gamma Knife system is approximately $3,000,000.

GOVERNMENT REGULATION

  The health care industry is highly regulated and changes in laws and regulations can be significant. Changes in the law or new interpretation of existing laws can have a material effect on permissible activities of AHS, the relative costs associated with doing business and the amount of reimbursement by government and other third-party payors. The federal government and all states in which AHS currently operates regulate various aspects of AHS' business. Failure of AHS to comply with these laws could adversely affect its ability to provide or receive reimbursement for its services and subject AHS and its officers to penalties.

  Some states require hospitals and certain other health care facilities to obtain a CON prior to the acquisition of major medical equipment such as an MRI or Gamma Knife system. AHS believes that it will not be required to obtain CONs in most of the states in which it intends to operate since most states no longer require non-hospital providers to obtain CONs and those states that do, offer exemptions for which AHS may qualify; however, in those states where a CON is required, AHS has or will comply with such requirements.

  Beginning in late 1983, prospective payment regulations became effective under the federal Medicare program. The Medicare program provides reimbursement for hospitalization, physician, diagnostic and certain other services to eligible persons 65 years of age and over and others considered disabled. Providers of service are paid by the federal government in accordance with regulations promulgated by the United States Department of Health and Human Services and accept said payment, with nominal co-insurance amounts required to be paid by the service recipient, as payment in full. In general, these regulations provide for a specific overall fee which hospitals may charge for inpatient treatment services based upon the diagnosis of the patient. Because the diagnostic imaging centers of AHS mainly provide diagnostic services to patients on an outpatient basis, the prospective payment regulations do not materially affect the business of AHS. Although outpatient services are presently exempt from prospective payment reimbursement, Congress has instructed the Prospective Payment Assessment Commission to study alternative methods for reimbursing hospitals for outpatient services, including prospective payment methods and the Medicare program has adopted fee scales for some diagnostic services. However, such congressional activity reflects industry-wide cost containment pressures which AHS believes will affect all health care providers for the foreseeable future.

  Private health insurance programs generally have authorized the payment for diagnostic imaging and Gamma Knife procedures on satisfactory terms and the Health Care Financing Administration ("HCFA") has authorized reimbursement under the federal Medicare program for all diagnostic imaging and Gamma Knife services currently being provided by AHS. Approximately 15% of the revenue of AHS is derived from the Medicare program. However, if Medicare reimbursement is reduced, AHS believes that private health insurance programs will also reduce reimbursement in response to reductions in government reimbursement which could have an adverse impact on the business of AHS.

  The Medicaid program is a combined federal and state program providing coverage for low income persons. The specific services offered and reimbursement methods vary from state to state. In many states, Medicaid reimbursement is patterned after the Medicare program. Approximately 7% of AHS' revenue is derived from the Medicaid program. Accordingly, changes in Medicaid program reimbursement are not expected to have a material adverse impact on the business of AHS.

  AHS is subject to state and federal laws prohibiting payments for patient referrals and regulating reimbursement procedures and practices under Medicare, Medicaid and other governmental health care programs. The Medicare and Medicaid Patient and Program Protection Act of 1987 (the "1987 Act") prohibits financial arrangements designed to induce patient referrals to providers of services which are paid for by Medicare or Medicaid. Courts have, to date, interpreted these laws to apply to a broad range of financial relationships. Several states also have statutes prohibiting arrangements with health care providers which, while similar in many respects to the 1987 Act, vary from state to state, are often vague and have infrequently been interpreted by courts or regulatory agencies. Due to the potentially broad proscriptions contained in these federal and state laws, there can be no assurance that all of AHS' business practices would be construed to comply with these laws in all respects. However, in the situations where AHS contracts with health care providers who may be in a position to refer patients to AHS' centers, AHS has always exercised care in an effort to structure its activities and arrangements to comply with applicable federal and state laws. AHS maintains an internal regulatory compliance review program and retains special counsel, as necessary, to monitor compliance with such laws and regulations.

  The Omnibus Budget Reconciliation Act of 1993 included federal legislation which prohibits, after December 31, 1994, physician referrals to diagnostic imaging centers in which the physician has a financial interest. In 1994, AHS purchased or dissolved all the physician limited partnership interests in its cooperative ventures. AHS believes its operations are in full compliance with this legislation.

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

  The FDA has issued the requisite premarket approval for all of the MRI, CT and Gamma Knife systems utilized in the diagnostic imaging and treatment centers of AHS. AHS does not believe that any further FDA approval is required in connection with the diagnostic imaging and treatment centers of AHS currently in operation or proposed to be operated.

  The radiologists with whom AHS may enter into agreements to provide professional services at its diagnostic imaging centers are subject to licensing and related regulations by the states. As a result, AHS requires its radiologists to have and maintain appropriate licensure. AHS does not believe that such laws and regulations will either prohibit or require licensure approval of business operations of AHS, although no assurances can be made that such laws and regulations will not be interpreted to extend such prohibitions or requirements to business operations of AHS.

MANAGED CARE

  HMOs and PPOs attempt to control the cost of health care services. AHS believes that the development and expansion of HMOs, PPOs and other managed care organizations may have a negative impact on utilization of AHS centers in certain markets and/or affect the revenue per procedure which AHS can collect, since they will exert greater control over patients' access to diagnostic imaging services, the selection of the provider of such services and the reimbursement therefor. AHS also expects that the excess capacity of diagnostic imaging equipment in the United States may negatively impact AHS' centers because of the competition among providers of diagnostic imaging services for contracts with all types of managed care organizations. As a result of such competition, the length of term of any contracts which AHS may obtain and the payment to AHS for such services may also be negatively impacted. However, AHS believes that as long as AHS is able to negotiate provider agreements with the managed care companies and other payors to provide productive and cost-efficient services with measurable outcomes, the business of AHS should not be negatively impacted. See "AHS Management's Discussion and Analysis of Financial Condition and Operations--Liquidity and Capital Resources."

LIABILITY INSURANCE

  AHS does not provide medical services, although it has obtained professional medical liability insurance as well as general liability insurance. In addition, the radiologists or other health care professionals with whom AHS contracts are required by such contracts to carry adequate medical malpractice insurance. AHS believes that its insurance is adequate for its business of providing diagnostic and treatment facilities and nonmedical services.

COMPETITION

  The health care industry in general, and the market for diagnostic imaging services in particular, are highly competitive. The imaging centers of AHS must compete with groups of radiologists, established hospitals and certain other independent organizations, including equipment manufacturers and leasing companies, that own and operate imaging equipment. AHS also has and will continue to encounter substantial competition from hospitals and independent organizations in connection with the establishment of imaging and treatment centers. Certain hospitals, particularly the larger hospitals, may be expected to directly acquire and operate imaging and treatment systems on-site as part of their overall inpatient servicing capability. In the past, however, the reluctance of hospitals to purchase imaging and treatment systems encouraged the entry of start-up ventures and more established business operations into the diagnostic and treatment services business. As a result, there is significant excess capacity in the diagnostic imaging business in the United States which negatively affects utilization and reimbursement at some of the centers of AHS. Many of these competitors have substantially greater resources than AHS; however, AHS competes on the basis of its reputation for productive and cost-effective services.

SUPPLY OF DIAGNOSTIC IMAGING AND GAMMA KNIFE SYSTEMS

  Several substantial companies are presently engaged in the manufacture of MRI, CT and other diagnostic imaging systems, including GE Medical, Hitachi Medical Systems, Picker International, Philips Medical

Systems, Siemens Medical Systems, Inc. and Toshiba Medical Systems. AHS has maintained and intends to continue to maintain good working relationships with many of the major manufacturers to better ensure an adequacy of supply as well as access to those types of diagnostic imaging systems which appear most appropriate for the specific diagnostic or treatment center to be established. Currently only one company, Elekta Instruments, Inc., a subsidiary of AB Elekta headquartered in Stockholm, Sweden ("Elekta"), is engaged in the business of manufacturing the Gamma Knife.

FINANCING OF DIAGNOSTIC IMAGING AND GAMMA KNIFE SYSTEMS

  The development by AHS of new centers for diagnostic imaging and Gamma Knife systems, as well as upgrading existing equipment and systems, is dependent on its ability to obtain financing through third parties. Such financing must be approved by the GE Parties.

  Pursuant to the terms of an April 12, 1994 agreement between AHS and the GE Parties, the maturity of a balloon principal payment of approximately $9,600,000, which was due in May 1994, was extended until January 1, 1996 and the principal payment was reduced from $9,600,000 to $8,000,000. As a result, AHS is required to make certain balloon principal payments pursuant to its loan agreements with the GE Parties as follows: $10,119,000 in January 1996 (which has been extended to June 30, 1996), and $1,500,000 in August 1996. Further, AHS is required to maintain, under the terms of its loan agreements with the GE Parties, certain financial covenants and ratios. AHS is in technical violation of several of these covenants and ratios, but upon consummation of the restructuring of the GE Medical Financial Transactions, the GE Parties will agree to eliminate these covenants and ratios. See "AHS Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  In May 1992, AHS entered into a definitive loan and security agreement with GE Medical which, among other things, provided AHS with a nonrevolving line of credit to finance corporate growth in connection with the acquisition, development and improvement of the AHS imaging business and for other health care-related acquisitions. The ability of AHS to borrow under this line of credit terminated on March 31, 1995. AHS currently has borrowings under this line in the approximate amount of $1,359,000. Historically, AHS has been able to finance its development activities and to obtain the necessary approvals from its primary lender. The future expansion of AHS is entirely dependent upon its continuing ability to do so.

  The total cost of establishing an AHS cooperative venture center is equal to the cost of the diagnostic imaging equipment or the Gamma Knife plus approximately $300,000 to $1,000,000 for the construction of the facility (excluding the cost of the land), approximately $150,000 for furniture, furnishings and ancillary equipment and approximately $200,000 to $500,000 for working capital. AHS expects that it will finance most of these costs along with financing the lease or purchase of the equipment for the center. AHS co-venturers generally are responsible for the land costs, although the relative responsibilities for these costs may vary from center to center. The cost of establishing a cooperative venture center utilizing more than one imaging and/or treatment modality will vary depending upon the number and types of imaging and treatment systems utilized.

  At present, each MRI or CT system that AHS may utilize can cost up to approximately $2,000,000 and $1,500,000, respectively, and the cost of each Gamma Knife is approximately $3,000,000. AHS either purchases or leases the MRI or other imaging systems utilized at any AHS center; however, AHS has purchased each of the Gamma Knife systems. An MRI or CT lease has an average term of five to seven years. AHS has purchased, or assumed existing leases of, certain imaging systems, including most of its CT imaging systems, in connection with the acquisition of previously established operating centers. Each Gamma Knife loan has an average term of five to seven years. Subject to its ability to obtain financing, AHS intends to lease MRI, CT and other diagnostic imaging systems for the centers it may develop in 1996, assuming the lease terms remain attractive relative to other financing that may be available for the acquisition of such systems. AHS has no current plans to develop any further Gamma Knife centers.

NEW TECHNOLOGY AND POSSIBLE OBSOLESCENCE

  MRI and CT systems, as well as Gamma Knife systems, may be subject to technological change, in which case AHS may be required, from time to time, to upgrade or replace equipment, which will require additional financing. See "Financing of Diagnostic Imaging and Gamma Knife Systems."

EMPLOYEES

  As of May 6, 1996, AHS had 272 employees, of whom five were corporate officers. None of AHS' employees is covered by a collective bargaining agreement. AHS believes relations with its employees are good.

PROPERTIES

  The executive offices of AHS are located at 4440 Von Karman Avenue, Suite 320, Newport Beach, California. AHS occupies approximately 10,400 square feet pursuant to a five-year lease ending in June 1996. The monthly rental is approximately $16,000, and AHS is responsible for insurance, taxes and maintenance. AHS has entered into a new five year lease commencing July 1, 1996 for approximately 12,800 square feet of executive office space located at 4400 MacArthur Boulevard, Suite 800, Newport Beach, California. The monthly rental is approximately $18,000, and AHS is responsible for insurance, taxes and maintenance.

  AHS also leases facilities for several of its operating imaging centers for terms ranging from five to twenty years, with annual rentals aggregating approximately $1,200,000, including provisions for additional rent based upon certain centers' operating profits.

  In October 1995, AHS acquired the building housing the Berwyn Magnetic Resonance Center, located in Berwyn, Illinois. In January 1995, AHS acquired the land and building housing the Northern Indiana Oncology Center, located at 54 Roosevelt Road, Valparaiso, Indiana. In 1994, AHS acquired the building housing Garfield Imaging Center, located at 555 North Garfield Avenue, Monterey Park, California. The center is located on land leased from Garfield Medical Center at an annual rent of $59,592.

  AHS completed construction in 1989 of an 8,500 square foot building which houses the LAC/USC Imaging Science Center, located in Los Angeles, California. The center is located on land leased from the County of Los Angeles at a nominal fee. In 1988, AHS also acquired the building housing the Diagnostic Outpatient Center, located in Hobart, Indiana. The center is located on land leased at an annual rent of $13,925. In 1987, AHS acquired the building housing the Harbor/UCLA Diagnostic Imaging Center, located in Torrance, California. The center is also located on land leased from the County of Los Angeles at a nominal fee.

LEGAL PROCEEDINGS

  San Juan Health Centre. In September 1992, a complaint was filed in the United States District Court for the District of Puerto Rico by P.R.F., Inc. d/b/a San Juan Health Centre, Inc., Drs. Pablo Rodriguez Millan and Rafael Rodriguez Sepulveda and their spouses against Philips Credit Corporation ("PCC"), AHS, Clarke J. Underwood, Margaret van Gilse d/b/a Berkshire Consulting Group, et al. (Case No. 92-2266). The complaint alleged against all defendants violations of the Racketeer Influenced and Corrupt Organizations Act ("RICO"), mail fraud, wire fraud, misrepresentation and fraud, infliction of emotional distress and tortious misconduct upon Drs. Millan and Sepulveda and their spouses, and loss of consortium by Dr. Millan. The complaint alleged against AHS breach of management agreement, breach of voting trust agreement and breach of fiduciary duty, tortious interference with contractual relations, and breach of fiduciary duty to Drs. Millan and Sepulveda and their spouses. The complaint sought compensatory damages in excess of $400,000,000, punitive damages, costs, injunctive relief and attorneys' fees. Mr. Underwood and Ms. van Gilse are former officers/employees of AHS.

  San Juan Health Centre ("SJHC"), a freestanding health care clinic, was created by Drs. Millan and Sepulveda and Mr. Amezquita, who are the three stockholders of P.R.F., Inc., the surviving entity of a merger of P.R.F., Inc. and San Juan Health Centre, Inc. ("SJ Inc."). Prior to AHS' involvement with SJHC, PCC was a large creditor of P.R.F., Inc., having made sizeable loans for medical equipment purchases and operations. PCC was at the time and, until February 1993, continued to be AHS' primary lender. In January 1990, in connection with PCC making another large loan to P.R.F., Inc. and SJ Inc., PCC requested AHS to manage SJHC, which it agreed to do. In connection with the loan, P.R.F., Inc. and SJ Inc. entered into a management agreement with AHS on January 12, 1990, with a two-year term, pursuant to which AHS was to provide SJHC with general management services. In October 1991, P.R.F., Inc. notified AHS that it would not be extending the management agreement beyond the initial two-year term. As of January 1992, AHS was no longer the manager of SJHC. Berkshire Consulting Group became the manager of SJHC. Also, in connection with the loan, on January 13, 1990, Drs. Millan and Sepulveda placed their P.R.F., Inc. and SJ Inc. stock into a voting trust. In the voting trust agreement, AHS was named the trustee of the voting trust with broad powers with respect to the stock. AHS resigned as trustee on June 24, 1992.

  In July 1993, one of the plaintiffs, P.R.F., Inc., filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court, District of Puerto Rico (Case No. 93-03880 SEK). In the context of this proceeding, all of the claims of P.R.F., Inc. have been resolved. The defendants subsequently moved to dismiss the individual and conjugal partnership claims on the basis that they were derivative of the resolved claims of P.R.F., Inc. On March 11, 1996, the District Court issued an Opinion and Order and Partial Judgment dismissing with prejudice all claims brought by the individual plaintiffs and conjugal partnership plaintiffs based on alleged violations of the RICO statute, mail fraud, wire fraud, misrepresentation and fraud, intentional infliction of emotional distress, tortious misconduct, and loss of consortium. As a result of the entry of the Partial Judgment and issuance of the Opinion and Order, only three counts remain--a claim against AHS for alleged breach of a voting trust agreement, and breach of fiduciary duty claims brought, as separate claims by the conjugal partnerships and the husband and wife who make up each conjugal partnership. AHS has recently been advised by its counsel that it believes a settlement of these remaining claims has been reached which will require AHS to make a payment of approximately $50,000.

  In addition to the foregoing matters, AHS is engaged in the defense of lawsuits arising out of the ordinary course and conduct of its business and has insurance policies covering such potential insurable losses where such coverage is cost-effective. AHS believes that the outcome of any such lawsuits will not have a material adverse impact on AHS' business.

                               MANAGEMENT OF AHS

DIRECTORS AND EXECUTIVE OFFICERS

  At the AHS 1988 Annual Meeting of Stockholders, the stockholders of AHS adopted the AHS Restated Certificate which provides for a three-tiered classified Board of Directors with staggered terms of office. Holders of the AHS Series B Preferred Stock are entitled to elect two directors of AHS. The AHS Board consists of three classes, designated as Class I, Class II and Class III, and two directors elected by the holders of AHS Series B Preferred Stock. In addition, pursuant to an agreement with AHS, the holders of AHS Series B Preferred Stock are entitled to nominate a number of directors which, when added to the number of directors elected by AHS Series B Preferred Stock, equals: three, if the holders of AHS Series B Preferred Stock hold more than 20% of AHS Common Stock and AHS Series B Preferred Stock; two, if the holders of AHS Series B Preferred Stock hold more than 10%, but less than 20%, of AHS Common Stock and AHS Series B Preferred Stock; and one, if the holders of AHS Series B Preferred Stock hold more than 5%, but less than 10%, of AHS Common Stock and AHS Series B Preferred Stock. There are currently seven directors, which is the authorized number of directors.

  Pursuant to the AHS Restated Certificate, at each Annual Meeting only one class of directors will be elected, and each class of directors will serve a three-year term and until their successors are duly elected and qualified. The term of the Class II director elected at the 1993 Annual Meeting will expire at the 1996 Annual Meeting, the term of the Class III director elected at the 1994 Annual Meeting will expire at the 1997 Annual Meeting and the term of the Class I directors elected at the 1995 Annual Meeting will expire at the 1998 Annual Meeting. Pursuant to the Certificate of Designation of the AHS Series B Preferred Stock, the directors elected by the holders of the AHS Series B Preferred Stock are elected annually.

  At the Effective Time, InSight, as the sole stockholder of AHS, will have the sole authority to determine who will be the members of the AHS Board.

BOARD OF DIRECTORS

  Set forth below are the directors of AHS, including the directors who are elected annually by the holders of the AHS Series B Preferred Stock.

                                                                                  YEAR FIRST
                                                                                   ELECTED
     NAME                   AGE                     POSITION                       TO SERVE
     ----                   ---                     --------                      ----------
E. Larry Atkins...........   49 President and Chief Executive Officer and            1988
                                 Director, Class I
Thomas V. Croal...........   36 Vice President, Chief Financial Officer,             1991
                                 Corporate Secretary and Director, Class III
Lloyd G. Glazer...........   56 Director, Class II                                   1991
Philip D. Green...........   44 Director, Class I                                    1989
Frank E. Egger............   51 Chairman of the Board and Director, Preferred        1991
                                 Stock
Roz Kovens................   62 Director, Preferred Stock                            1995
Charles M. Spear..........   52 Director, Class II                                   1995

- --------
  E. Larry Atkins joined AHS in 1986 and has served as the President and Chief Executive Officer of AHS since August 1990, and Chairman of the Board from December 1990 to June 1992. Mr. Atkins served as Executive Vice President and Chief Operating Officer from 1986 to August 1990. Mr. Atkins became a director of AHS in 1988. From 1979 to 1986, Mr. Atkins served as President and Chief Executive Officer of AMI Diagnostic Services, a wholly-owned subsidiary of American Medical International, Inc.

  Thomas V. Croal was elected a director in March 1991 and appointed Vice President and Chief Financial Officer of AHS in April 1991. In December 1990, Mr. Croal was appointed Corporate Secretary. From 1981 to 1989, Mr. Croal was employed by Arthur Andersen & Co., an independent public accounting firm.

  Frank E. Egger has been a director of AHS since August 1991. He was appointed Chairman of the Board in May 1995. Presently, Mr. Egger serves as Vice President of Kovens & Associates, Inc. ("Kovens & Associates"), a successor entity to Kovens Enterprises, where Mr. Egger served as Chief Financial Officer from 1980 to 1995. Kovens & Associates is a group of real estate development and investment companies based in Miami, Florida.

  Lloyd G. Glazer has been a director of AHS since September 1991. Since January 1994, he has been Managing Director of H.C. Wainwright & Co., Inc., a securities brokerage firm. From 1976 to December 1993, he was an Associate Director of Bear, Stearns & Co., Inc., an investment banking and securities brokerage firm. He was formerly a Vice President and Regional Coordinator with Bache & Company and has been a stock broker since 1969.

  Philip D. Green has been a director of AHS since 1989. Mr. Green is a founding partner of the Washington, D.C. based law firm of Green, Stewart & Farber, P.C. From 1978 through 1989, Mr. Green was a partner in the Washington, D.C. based law firm of Schwalb, Donnenfeld, Bray & Silbert, P.C.

  Roz Kovens has been a director of AHS since May 1995. For the past five years, she has been engaged in private real estate investments. She is currently the President of Kovens & Associates. Ms. Kovens is a founder of Mount Sinai Medical Center in Miami, Florida, and a member of the Board of Governors of Tel Aviv University.

  Charles M. Spear has been a director since August 1995. From May 1993 to the present, Mr. Spear has been the Chairman of Spear, Inc., a privately-held financial services company. From April 1995 until February 1996, he was Chief Financial Officer of Smith Micro Software, Inc. From April 1983 until December 1992, Mr. Spear was Chairman of the Board, President and Chief Executive Officer of Spear Financial Services, Inc., a public company which he founded. Prior thereto, he has been Chief Operating Officer of Trading Company of the West, a partnership operating Pacific Stock Exchange specialist posts. From June 1968 until May 1981, Mr. Spear was employed by The First National Bank of Chicago, most recently as Vice President.

EXECUTIVE OFFICERS

  The executive officers of AHS, together with the year in which they were appointed to their current positions, are set forth below.

       NAME                           AGE                      POSITION                      YEAR
       ----                           ---                      --------                      ----
E. Larry Atkins.....................   49 President and Chief Executive Officer              1990
Robert J. Armstrong.................   58 Vice President, Design and Construction            1985
Thomas V. Croal.....................   36 Vice President, Chief Financial Officer and        1991
                                           Corporate Secretary                               1990
Deborah M. MacFarlane...............   40 Vice President, Marketing                          1991
Brian G. Drazba.....................   34 Vice President of Finance and Corporate Controller 1995

  Information concerning Messrs. Atkins and Croal is set forth above in "-- Board of Directors."

  Robert J. Armstrong has been Vice President, Design and Construction of AHS since 1985. Mr. Armstrong served as Director of Design and Construction for AHS from 1983 to 1985.

  Deborah M. MacFarlane has served as Vice President, Marketing of AHS since July 1991. From 1987 until June 1991, Ms. MacFarlane served as Director of Marketing for the Center Operating Group of Medical Imaging Centers of America, Inc.

  Brian G. Drazba has been Vice President of Finance of AHS since June 1995. Mr. Drazba joined AHS as Controller in 1992. From 1985 to 1992, he was employed by Arthur Andersen & Co.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  AHS has a Compensation and Stock Option Committee (the "Compensation Committee") which consists of two non-employee directors, Messrs. Egger (chairperson of the Compensation Committee and AHS' Chairman of the Board) and Green. Mr. Egger performed certain consulting services for AHS during 1994 and provided similar services in 1995. See "Management of AHS--Certain Transactions." The Compensation Committee is responsible for determining the specific forms and levels of compensation of AHS' executive officers and administering AHS' Employee Stock Option Plan (1983), 1987 Stock Option Plan, 1989 Stock Incentive Plan, and the 1992 Option and Incentive Plan (collectively, the "AHS Plans"). See "The Merger--Assumption of Existing Stock Options and Warrants." During 1995, no executive officer of AHS served on the board of directors of any other company whose executive officers served on the AHS Board.

AUDIT COMMITTEE

  The Audit Committee currently consists of Messrs. Egger (chairperson) and Green. The Audit Committee's principal functions are to review the results of AHS' annual audit with AHS' independent auditors and review the performance of AHS' independent auditors.

  AHS does not have an executive or nominating or similar committee. The AHS Board generally acts in its entirety upon matters which might otherwise be the responsibility of such committees.

COMPENSATION OF DIRECTORS

  None of the members of the AHS Board received any cash compensation in fiscal 1995 for their services as directors. None of the directors is expected to receive any cash compensation during 1996 for such services. Mr. Egger received $75,000 during fiscal 1995 for services rendered to AHS in connection with AHS' acquisition and financing activities. See "Management of AHS-- Certain Transactions."

  The AHS 1992 Plan provides for the automatic grant to each non-employee director of AHS of options to purchase 30,000 shares of AHS Common Stock at an exercise price equal to the fair market value of such stock on the date of grant. Such options become exercisable 40% commencing on the first anniversary of the grant date and 20% annually thereafter, expiring after five years. Subject to availability, such options are to be granted at the commencement of a directorship and each three years thereafter. In accordance with this formula, on November 15, 1994 each of Messrs. Egger, Green, Glazer and Kovens were granted options to purchase 30,000 shares of AHS Common Stock at a per share exercise price of $0.25. In addition, each of Roz Kovens and Charles M. Spear were granted options to purchase 30,000 shares on identical terms on May 25, 1995 and August 14, 1995, respectively. See "AHS Principal Stockholders."

CERTAIN TRANSACTIONS

 Transactions with Cal Kovens.

  In February 1992, AHS purchased a Gamma Knife from Elekta to be located in California and made a deposit toward the purchase of another Gamma Knife. AHS received nonrecourse interim financing of $2 million toward the acquisition of the Gamma Knife and the deposit for the other Gamma Knife from Cal Kovens (a director until his death on February 6, 1995). The interim financing was borrowed from Mr. Kovens pursuant to the terms of a nonrecourse promissory note secured by the second Gamma Knife and due August 24, 1992, at an interest rate of 10.5% per annum. Mr. Kovens extended the term of the note while AHS sought to obtain permanent financing.

  In December 1992, RCI entered into a five-year loan of $2.75 million with City National Bank of Florida ("City National Bank"), and the promissory note in favor of Mr. Kovens was repaid from the proceeds of such loan in the first quarter of 1993. The new loan was guaranteed by Mr. Kovens and his spouse, Roz Kovens. During the second half of fiscal 1993, Mr. Kovens repurchased RCI's promissory note from City National Bank. Pursuant thereto, Mr. Kovens was paid approximately $195,000 in interest in fiscal 1993.

  In early 1993, RCI, AHS and Elekta became involved in a dispute when RCI advised Elekta that it intended to relocate the Gamma Knife Systems it purchased for a location in California to Miami, Florida, since in December 1992, RCI had entered into an agreement with Public Health Trust, an agency and instrumentality of Metropolitan Dade County, Florida, to establish and operate a Gamma Knife center at Jackson Memorial Medical Center located in Miami. The parties settled their claims and, pursuant to the terms thereof, Mr. Kovens agreed to guarantee certain scheduled payments of $250,000 to be made by RCI to Elekta in connection with the delivery of the Gamma Knife to Miami, which payment has been made by RCI.

  In February 1994, RCI entered into a new five-year loan of $2.9 million with County National Bank of South Florida. Mr. Kovens was repaid from the proceeds of such new bank loan in the first quarter of 1994. This loan was guaranteed by Mr. Kovens and secured by certain real property owned by Mr. Kovens. Effective March 1, 1996, RCI refinanced the remainder of the equipment loan (approximately $2,075,000) with the GE Parties on terms substantially equivalent to the original equipment loan. This loan is secured by all of the assets of the Gamma Knife center, as well as by a letter of credit of $400,000 which is guaranteed by the estate of Cal Kovens.

  In November 1994, AHS granted Mr. Kovens a warrant to purchase 200,000 shares of AHS Common Stock at $0.25 per share in consideration of the Gamma Knife financing activities discussed above. See "Description of Capital Stock of AHS--Warrants."

 Transactions with Frank Egger.

  Mr. Egger received $60,000 during fiscal 1994 and $75,000 for fiscal 1995 for consulting services rendered to AHS in connection with its acquisition and financing activities. For fiscal 1996, he is being paid $100,000 for such services. In the event AHS terminates this consulting relationship with Mr. Egger, he is entitled to a severance fee of $100,000. See "Management of AHS-- Compensation of Directors."

 Transactions with Green, Stewart & Farber.

  Since September 1991, Green, Stewart & Farber, P.C., the law firm in which Mr. Green is a partner, has represented AHS for most of its outside legal activities, including general corporate, transactional, financing and health care matters. During fiscal 1993, 1994 and 1995, AHS paid Green, Stewart & Farber $329,418, $104,478 and $324,428, respectively, for those services. In addition, Mr. Green was an advisor to Cal Kovens with respect to various business matters.

 Transactions with GE Medical.

  GE Medical, as the primary creditor of AHS, has from time to time granted AHS certain financial accommodations with respect to certain loans and leases. In exchange for such accommodations, AHS has issued certain considerations to GE Medical. See "AHS Management's Discussion and Analysis of Financial Conditions and Results in Operations--Financial Condition, Liquidity and Capital Resources." On the terms and conditions set forth in the Stock Acquisition Agreement, in contemplation of the Merger, GE Medical has agreed to grant additional financial accommodations to AHS in exchange for InSight Series A Preferred Stock and certain other consideration. See "Debt Restructuring and Issuance of Preferred Stock to GE Medical."

  Pursuant to an agreement between AHS and GE Medical, the maturity of a balloon principal payment of approximately $9.6 million which was due in May 1994 was extended until January 1, 1996 and the principal payment was reduced by $1.6 million. The interest on the note was also reduced from 12.75% to 9.25% per annum. GE Medical also agreed to restructure the monthly payments under a $15.2 million equipment loan and provided three deferred payments to be used through December 31, 1995 under certain circumstances. During 1995, AHS utilized its three deferrals, resulting in a total cash savings of approximately $2.1 million. See "AHS Management's Discussion and Analysis of Financial Conditions and Results of Operations--Liquidity and Capital Resources."

  In negotiating the Merger and the GE Medical Financial Transactions with GE Medical and Maxum, AHS agreed to reimburse to GE Medical an amount equal to 40% of the legal costs incurred by GE Medical in connection with such transactions. The amount reimbursed to GE Medical in 1995 was approximately $46,000. See "The Merger--Sharing and Reimbursement of Expenses" and "Debt Restructuring and Issuance of Preferred Stock to GE Medical--Payment of GE Medical Legal Fees."

 Transactions with Holders of AHS Series B Preferred Stock.

  Pursuant to agreements to which AHS is a party, the holders of AHS Series B Preferred Stock have each agreed to vote in favor of the Merger Proposal, the InSight Option Plans Proposal and the AHS Plan Amendment Proposal at the AHS Special Meeting, and have further agreed to waive any rights to dividends, liquidation preferences, voting and redemption they may have in connection with the Merger and certain other rights. In consideration therefor, InSight will issue at the Effective Time to such holders warrants to purchase an aggregate of 50,000 shares of InSight Common Stock upon the consummation of the Merger. See "The Merger--Interests of Certain Persons in the Merger-- Issuance of Warrants to Holders of AHS Series B Preferred Stock."

                         EXECUTIVE COMPENSATION OF AHS

  The following table sets forth information concerning the annual and long-term compensation for services rendered in all capacities to AHS for the years ended December 31, 1995, 1994 and 1993, to (i) AHS' Chief Executive Officer and (ii) other executive officers of AHS whose aggregate cash compensation exceeded $100,000.

                          SUMMARY COMPENSATION TABLE

                                                         LONG-TERM        ALL OTHER
                               ANNUAL COMPENSATION     COMPENSATION    COMPENSATION(2)
                             ----------------------- ----------------- ---------------
                                                               AWARDS
                                                               STOCK
                                                               OPTION
NAME AND PRINCIPAL POSITION  YEAR SALARY(1) BONUS(2) OTHER(3) (SHARES)
- ---------------------------  ---- --------- -------- -------- --------
E. Larry Atkins.........     1995 $246,400  $61,600  $ 4,680  175,000      $ 7,882
President & Chief Execu-
 tive Officer                1994  220,000   54,000    3,798      --         9,327
                             1993  200,000      --    11,763      --        10,245
Thomas V. Croal ........     1995  175,000   43,808    4,742  125,000        5,252
Vice President, Chief
 Financial Officer           1994  148,500   38,000    4,836      --         3,519
and Corporate Secretary      1993  135,000   10,000    8,760      --         1,950
Robert J. Armstrong ....     1995  100,000      --     1,889      --        11,739
Vice President, Design       1994  100,000      --     2,264      --        10,027
& Construction               1993  100,000      --     7,590      --         7,438
Brian G. Drazba ........     1995   90,000   10,000    4,457      --         4,015
Vice President, Finance
and Corporate Controller      --       --       --       --       --           --
                              --       --       --       --       --           --
Deborah M. MacFarlane ..     1995  112,200      --     4,206      --         3,709
Vice President, Market-
 ing                         1994  102,000      --     3,033      --         3,782
                             1993   92,000      --     5,220      --         3,829

- --------
(1) Includes amounts for periods during which executive officers served as such.
(2) Annual bonuses are earned and accrued during the fiscal years indicated, and paid subsequent to the end of each fiscal year.
(3) Amounts of Other Annual Compensation include perquisites and amounts of All Other Compensation include (i) amounts contributed to AHS' 401(k) profit sharing plan, (ii) specified premiums on executive split-dollar insurance arrangements and (iii) specified premiums on executive health insurance arrangements, for the Chief Executive Officer and other executive officers of AHS.

OPTION GRANTS IN THE LAST FISCAL YEAR

  In fiscal 1995, the following stock options were granted under the AHS Plans to executive officers of AHS:

                                                                            POTENTIAL REALIZABLE
                                                                              VALUE AT ASSUMED
                                                                                ANNUAL RATES
                                                                               OF STOCK PRICE
                                                                                APPRECIATION
                                                                               FOR OPTION TERM
                                                                            ---------------------
                                     PERCENT OF
                                       TOTAL
                          NUMBER OF   OPTIONS/
                         SECURITIES     SARS
                         UNDERLYING  GRANTED TO
                          OPTIONS/   EMPLOYEES  EXERCISE OR
                            SARS     IN FISCAL  BASE PRICE
          NAME           GRANTED (#)    YEAR      ($/SH)    EXPIRATION DATE     5%        10%
          ----           ----------- ---------- ----------- --------------- ---------- ----------
E. Larry Atkins.........   175,000       58%       0.25        Jan-2000         12,087     26,710
Thomas V. Croal.........   125,000       42%       0.25        Jan-2000          8,634     19,078

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

  Neither the Chief Executive Officer nor the other executive officers of AHS exercised any stock options during fiscal 1995. The following table sets forth information with respect to the unexercised stock options to purchase AHS Common Stock granted under the AHS Plans to the Chief Executive Officer and the other executive officers as of December 31, 1995.

                              NUMBER OF UNEXERCISED     VALUE OF UNEXERCISED
                                 OPTIONS HELD AT       IN-THE-MONEY OPTIONS AT
                                DECEMBER 31, 1995       DECEMBER 31, 1995(1)
                            ------------------------- -------------------------
       NAME                 EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
       ----                 ----------- ------------- ----------- -------------
E. Larry Atkins............   300,000      175,000          0            0
Robert J. Armstrong........       --           --          --           --
Thomas V. Croal............   125,000      125,000          0            0
Brian G. Drazba............       --           --          --           --
Deborah M. MacFarlane......    50,000          --           0           --

- --------
(1) Based on the closing bid quotation reported on the OTC Bulletin Board for AHS Common Stock on that date of $0.25 per share.

INDEMNIFICATION AGREEMENTS

  AHS has entered into separate indemnification agreements with each of its directors and officers that could require AHS, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and officers and to advance expenses incurred by them as a result of any proceeding against them as to which they could be indemnified.

EMPLOYMENT AGREEMENTS AND SEVERANCE ARRANGEMENTS

  AHS has employment agreements with its executive officers which provide that in the event the executive is terminated as a result of his becoming physically or mentally disabled; or at the discretion of the AHS Board; or if he terminates voluntarily in the event of a change in the location of the corporate headquarters of AHS to a location outside the counties of Los Angeles or Orange, California, which new location is at the time more than 35 miles from the location of the executive's principal residence; or AHS or its stockholders enter into an agreement to dispose of, whether by sale, exchange, merger, consolidation, reorganization, dissolution or liquidation of (i) not less than 80% of the assets of AHS or (ii) a portion of the outstanding AHS Common Stock such that one person or "group" (as defined by the SEC) owns, of record or beneficially, not less than 25% of the outstanding AHS Common Stock; or AHS issues and sells to one person or "group" (as defined by the SEC) such number of shares of AHS Common Stock that said person or group owns, of record or beneficially, not less than 25% of the AHS Common Stock outstanding after such issuance; and as a result of which his ability to perform his responsibilities or the nature of such responsibilities is substantially and adversely altered, the employment agreements provide that the executive is entitled to 12 months of compensation at his annual salary rate then in effect. However, in the event that the executive's employment is terminated for "cause" (as defined), he has no right to receive any monetary compensation under his employment agreement.

  In anticipation of the Effective Time, each executive officer of AHS who will become an executive officer of InSight has entered into an InSight Employment Agreement, each of which becomes effective as to employment at the Effective Time. Each InSight Employment Agreement expressly supersedes any employment agreement between the executive and AHS. In addition, each executive has waived his rights to payments or other benefits which would otherwise vest upon the Effective Time under any agreement with AHS. The AHS executive officers who will not become InSight executive officers have also waived any rights to payments or other benefits which would otherwise vest upon the Effective Time under any agreement with AHS.

                          AHS PRINCIPAL STOCKHOLDERS

  The following table shows the beneficial ownership, reported to AHS as of May 6, 1996, of AHS Common Stock, including shares as to which a right to acquire ownership exists (for example, through the exercise of stock options and warrants and conversions of preferred stock) within the meaning of Rule 13d-3(d)(1) under the Exchange Act, of (i) each person known to AHS to own beneficially 5% or more of the AHS Common Stock, (ii) each director of AHS,
(iii) the Chief Executive Officer of AHS, (iv) the other executive officers of AHS and (v) all directors and executive officers, as a group.

                                                           AMOUNT AND
                                                           NATURE OF         PERCENTAGE OF PERCENTAGE OF
    NAME AND ADDRESS                                       BENEFICIAL           COMMON       PREFERRED
  OF BENEFICIAL OWNER                                     OWNERSHIP(1)           STOCK         STOCK
  -------------------                                     ------------       ------------- -------------
E. Larry Atkins ........................................     421,000(2)           4.2%          N/A
4440 Von Karman, Suite 320
Newport Beach, CA 92660
Robert J. Armstrong ....................................           0                0           N/A
4440 Von Karman, Suite 320
Newport Beach, CA 92660
Thomas V. Croal ........................................     175,000(3)           1.8%          N/A
4440 Von Karman, Suite 320
Newport Beach, CA 92660
Brian G. Drazba ........................................         --                 *           N/A
4440 Von Karman, Suite 320
Newport Beach, CA 92660
Deborah M. MacFarlane ..................................      50,000(4)             *           N/A
4440 Von Karman, Suite 320
Newport Beach, CA 92660
Frank E. Egger .........................................     234,185(5)(6)        2.4%          4.5%
1200 Biscayne Blvd., Suite 803
Miami Beach, FL 33181
Lloyd G. Glazer ........................................     106,001(6)(7)        1.1%          1.5%
One Boston Place
Boston, MA 02108
Philip D. Green ........................................     170,004(6)(8)        1.7%          3.0%
2600 Virginia Ave., Suite 1111
Washington, D.C. 20037
Estate of Cal Kovens ...................................   4,560,083(6)(9)       36.6%         67.3%
1200 Biscayne Blvd., Suite 803
Miami Beach, FL 33181
Roz Kovens .............................................   5,296,536(6)(10)      40.5%         82.6%
1200 Biscayne Blvd., Suite 803
Miami Beach, FL 33181
Charles M. Spear .......................................           0(11)            *           N/A
51 Columbia
Aliso Viejo, CA 92656

                                                           AMOUNT AND     PERCENTAGE PERCENTAGE
                                                           NATURE OF          OF         OF
    NAME AND ADDRESS                                       BENEFICIAL       COMMON   PREFERRED
  OF BENEFICIAL OWNER                                     OWNERSHIP(1)      STOCK      STOCK
  -------------------                                     ------------    ---------- ----------
David and Odette Rebibo ................................     755,000(12)      7.8%       N/A
202 E. Berridge Lane
Phoenix, AZ 85012
GE Medical Systems .....................................   1,589,072(13)     14.1%       N/A
20825 Swenson Drive, Suite 100
Waukesha, WI 53186
All directors and executive officers, as a group (10
 persons) ..............................................   6,452,725(14)     45.7%      91.6%

- --------
*Less than 1% of the outstanding AHS Common Stock.

(1) For purposes of this table, a person is deemed to have "beneficial ownership" of any security that such person has the right to acquire within 60 days after May 6, 1996.
(2) Includes (i) options to purchase 180,000 shares of AHS Common Stock at an exercise price of $1.34 per share, (ii) options to purchase 120,000 shares of AHS Common Stock at an exercise price of $1.31 per share and (iii) options to purchase 70,000 shares of AHS Common Stock at an exercise price of $0.25 per share. Does not include an option to purchase 105,000 shares of AHS Common Stock at an exercise price of $.025 per share, which is not currently exercisable.
(3) Includes (i) options to purchase 75,000 shares of AHS Common Stock at an exercise price of $1.34 per share, (ii) options to purchase 50,000 shares of AHS Common Stock at an exercise price of $1.31 per share and (iii) options to purchase 50,000 shares of AHS Common Stock at an exercise price of $0.25 per share. Does not include an option to purchase 75,000 shares of AHS Common Stock at an exercise price of $.025 per share, which is not currently exercisable.
(4) Includes an option to purchase 50,000 shares of AHS Common Stock at an exercise price of $1.50 per share.
(5) Includes (i) 1,716.31 shares of AHS Series B Preferred Stock (convertible into 171,631 shares of AHS Common Stock), (ii) options to purchase 30,000 shares of AHS Common Stock at an exercise price of $1.62 per share and
    (iii) options to purchase 12,000 shares of AHS Common Stock at an exercise price of $0.25 per share. Does not include an option to purchase 18,000 shares of AHS Common Stock at an exercise price of $.025, which is not currently exercisable. The AHS Common Stock, AHS Series B Preferred Stock and warrants held by Mr. Egger are pledged to the estate of Cal Kovens as security for the repayment of a loan. If the loan is not repaid when due, the estate of Mr. Kovens would have the right to sell such of the pledged securities as are necessary to satisfy the indebtedness.
(6) Roz Kovens and Messrs. Egger, Glazer and Green and the estate of Mr. Kovens, along with the remaining AHS Preferred Stockholders, (Marc Kovens (Mr. Kovens' son), Elizabeth Cobbs (Mr. Green's spouse) and Harvey Silets) may be deemed to be a "group" under Section 13(d) of the Exchange Act. These individuals beneficially own in the aggregate 6,288,955 shares, or 45.4% of the outstanding AHS Common Stock on an as-if-converted basis, consisting of (i) 2,167,172 shares of AHS Common Stock, (ii) 37,837.83 shares (or 100%) of the AHS Series B Preferred Stock (convertible into 3,783,783 shares of AHS Common Stock), (iii) warrants to purchase 200,000 shares of AHS Common Stock at an exercise price of $0.25 per share, (iv) options to purchase 90,000 shares of AHS Common Stock at an exercise price of $1.62 per share and (v) options to purchase 48,000 shares of AHS Common Stock at an exercise price of $0.25.
(7) Includes (i) 572.1 shares of AHS Series B Preferred Stock (convertible into 57,210 shares of AHS Common Stock), (ii) an option to purchase 30,000 shares of AHS Common Stock at an exercise price of $1.62 per share and
    (iii) an option to purchase 12,000 shares of AHS Common Stock at $0.25 per share. Does not include an option to purchase 18,000 shares of AHS Common Stock at an exercise price of $0.25, which is not currently exercisable.
(8) Includes (i) 1,144.21 shares of AHS Series B Preferred Stock (convertible into 114,421 shares of AHS Common Stock), (ii) an option to purchase 30,000 shares of AHS Common Stock at an exercise price of $1.62 per share and
    (iii) an option to purchase 12,000 shares of Common Stock at $0.25 per share. Does not include an option to purchase 18,000 shares of AHS Common Stock at an exercise price of $0.25, which is not currently exercisable. Mr. Green owns the AHS Common Stock and AHS Series B Preferred Stock with his spouse, Elizabeth Cobbs, as tenants by the entirety, and shares with his spouse the right to vote and dispose of such securities. In addition, the AHS Common Stock and AHS Series B Preferred Stock are pledged to the estate of Cal Kovens as security for the repayment of a loan. If the loan is not repaid when due, the estate of Mr. Kovens would have the right to sell such of the pledged securities as are necessary to satisfy the indebtedness.
(9) Includes (i) 19,250 shares of AHS Common Stock held by each of the M.K. Boca Trust, S.K. Boca Trust, K.K. Boca Trust and B.K. Boca Trust, over which Mr. Kovens did not have or share voting or dispositive power, (ii) 25,458.64 shares of AHS Series B Preferred Stock (convertible into 2,545,864 shares of AHS Common Stock) and (iii) warrants to purchase 200,000 shares of AHS Common Stock at an exercise price of $0.25 per share. Does not include 723,852 and 488,813 shares beneficially owned by Roz Kovens and Marc Kovens, respectively.
(10) Includes (i) 5,800 shares of AHS Series B Preferred Stock (convertible into 580,000 shares of AHS Common Stock) and (ii) 4,560,083 shares beneficially owned by the estate of Cal Kovens with respect to which Mrs. Kovens is the personal representative and (iii) an option to purchase 12,000 shares of AHS Common Stock at an exercise price of $0.25 per share. Does not include an option to purchase 18,000 shares of AHS Common Stock at an exercise price of $0.25 per share, which is not currently exercisable.
(11) Does not include an option to purchase 30,000 shares of AHS Common Stock at an exercise price of $0.25 per share, which is not currently exercisable.
(12) The information in the table is taken from information furnished by Mr. and Mrs. Rebibo. AHS believes Mr. and Mrs. Rebibo own their shares of AHS Common Stock jointly and share voting and dispositive power over such shares.
(13) Consists of warrants to purchase 1,589,072 shares of AHS Common Stock at an exercise price of $0.10 per share.
(14) Assumes the conversion of AHS Series B Preferred Stock held by directors and the exercise in full of all currently exercisable options described in footnotes (2), (3), (4), (5), (7), (8), (10), and (11) above.

  Except as otherwise noted, AHS believes that each of the stockholders listed in the table above has sole voting and dispositive power over all shares owned.

                      DESCRIPTION OF CAPITAL STOCK OF AHS

  The authorized capital stock of AHS consists of 25,000,000 shares of AHS Common Stock and 5,000,000 shares of preferred stock, par value $0.03 per share.

COMMON STOCK

  As of May 6, 1996, there were 9,713,647 shares of AHS Common Stock outstanding held of record by 483 stockholders. The holders of AHS Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holds of AHS Common Stock have no cumulative voting rights in the election of directors. Subject to the prior rights of holders of preferred stock, the holders of AHS Common Stock are entitled to dividends, when and if declared by the AHS Board, out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of AHS, the holders of AHS Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of AHS Common Stock have no preemptive rights and have no right to convert AHS Common Stock into any other securities. All outstanding shares of AHS Common Stock are fully paid and nonassessable.

PREFERRED STOCK

  As of May 6, 1996, there were 37,837.83 shares of AHS Series B Preferred Stock outstanding, held of record by eight stockholders. These shares were issued on January 1, 1992, in exchange for and upon cancellation of all the then issued and outstanding shares (3,783,783) of AHS Series A Preferred Stock. Each share of AHS

Series B Preferred Stock is convertible into 100 shares of AHS Common Stock. The holders of the AHS Series B Preferred Stock and the AHS Common Stock vote together as a class on any transaction with respect to which the holders of AHS Common Stock are entitled to vote, except with respect to the election of directors and other transactions which might affect the AHS Series B Preferred Stock, upon which the holders of the AHS Series B Preferred Stock vote separately as a class. The AHS Series B Preferred Stock entitles the holders thereof to elect two directors of AHS. The holders of AHS Series B Preferred Stock are entitled to dividends, when and if declared by the AHS Board, out of funds legally available therefor. Such dividends are noncumulative so long as the holders of AHS Series B Preferred Stock control a majority of the AHS Board. In the event of the liquidation, dissolution or winding up of AHS, the holders of AHS Series B Preferred Stock are entitled to receive out of the assets of AHS, $185.00 per share, plus an amount per share equal to the declared but unpaid dividends.

WARRANTS

  On May 19, 1992, AHS granted to GE Medical a warrant to purchase 1,678,946 shares of AHS Common Stock at a per share exercise price of $0.10 (the "AHS 1992 Warrant"). The AHS 1992 Warrant became exercisable on May 19, 1995 and expires two years after payment in full of all amounts due under the Loan and Security Agreement dated May 19, 1992 between AHS and GECC (the "First Loan Agreement"). The number of shares and exercise price subject to the AHS 1992 Warrant are subject to adjustment upon (i) the occurrence of certain stock dividends, subdivisions, combinations and reclassifications regarding the AHS Common Stock, (ii) certain other distributions regarding the AHS Common Stock and (iii) certain issuance of additional AHS Common Stock, warrants or convertible securities. Subject to certain conditions, through the expiration date of the AHS 1992 Warrant, GE Medical has (i) the right to demand two times that AHS register the AHS Common Stock issuable upon the exercise of the AHS 1992 Warrant under the Securities Act and (ii) "piggy back" rights to register such AHS Common Stock if AHS files a registration statement under the Securities Act relating to AHS Common Stock on behalf of any of its security holders on any form other than Form S-4 or S-8 (or any other form generally relating to business combinations, employee benefit plans, or exchange of rights offerings).

  On July 9, 1993, AHS granted to GE Medical a warrant to purchase 377,075 shares of AHS Common Stock at a per share exercise price of $0.10 (the "AHS 1993 Warrant"). The AHS 1993 Warrant became exercisable on July 9, 1995 and expires two years after payment in full of all amounts due under the First Loan Agreement and the Loan and Security Agreement between AHS and GECC dated as of June 1, 1993 (the "Second Loan Agreement"). The number of shares and exercise price subject to the AHS 1993 Warrant are subject to adjustment upon the occurrence of certain stock dividends, subdivisions, combinations and reclassifications regarding the AHS Common Stock. Subject to certain conditions, through the expiration date of the AHS 1993 Warrant, GE Medical has (i) the right to demand one time that AHS register the AHS Common Stock issuable upon the exercise of the AHS 1993 Warrant under the Securities Act and (ii) the same "piggy back" registration rights as it has with respect to the AHS 1992 Warrant.

  On April 12, 1994, in connection with a debt restructuring agreement between AHS and GECC on the same date, AHS and GE Medical agreed to reduce the number of shares underlying the AHS 1992 Warrant from 1,678,946 to 839,478, and AHS granted to GE Medical an additional warrant to purchase 372,524 shares of AHS Common Stock at a per share exercise price of $0.10 (the "AHS 1994 Warrant"). The AHS 1994 Warrant became exercisable on May 19, 1995 and expires two years after payment in full of all amounts due under both the First Loan Agreement and the Second Loan Agreement. The adjustment provisions and registration rights related to the AHS 1994 Warrant are the same as such rights under the AHS 1993 Warrant.

  At the Effective Time, the AHS 1992 Warrant, AHS 1993 Warrant and AHS 1994 Warrant, which collectively represent the right to purchase 1,589,077 shares of AHS Common Stock or approximately 14.1% of the outstanding AHS Common Stock (assuming the exercise of such warrants), will be canceled. See "Debt Restructuring and Issuance of Preferred Stock to GE Medical--Warrants of GE Medical."

  In November 1994, AHS granted to Cal Kovens a warrant to purchase 200,000 shares of AHS Common Stock at a per share exercise price of $0.25 in consideration of certain financing activities (the "Kovens Warrant"). The Kovens warrant is exercisable at any time for a period of five years from the date of issuance. Subject to certain conditions, the holder of the Kovens warrant has certain "piggy back" registration rights.

PREFERRED STOCK CONTEMPLATED TO BE ISSUED TO GE MEDICAL

  The terms of the AHS Series C Preferred Stock contemplated to be issued to GE Medical immediately prior to the Merger are substantially identical to that of the InSight Series A Preferred Stock into which the shares of AHS Series C Preferred Stock will convert at the Effective Time. See "Operations, Management and Business of InSight After the Merger--InSight Series A Preferred Stock."

                                PROPOSAL NO. 2
                                APPROVAL OF THE
                         INSIGHT OPTION PLANS PROPOSAL

  The stockholders of each Company are each being asked to approve the InSight Health Services Corp. 1996 Employee Stock Option Plan (the "Employee Plan") and the InSight Health Services Corp. 1996 Directors' Stock Option Plan (the "Directors' Plan"), pursuant to which an aggregate of up to 882,433 shares of InSight Common Stock will be reserved for issuance. The AHS Board and the Maxum Board has each authorized the implementation of the InSight Option Plans to become effective at the Effective Time, provided stockholder approval of each corporation is obtained.

  The following are summaries of the principal features of the InSight Option Plans. However, these summaries do not purport to be complete descriptions of all of the provisions of the InSight Option Plans, and are qualified in their entirety by the full text of such plans, which are attached as Appendices E and F to this Joint Proxy Statement/Prospectus.

EMPLOYEE STOCK OPTION PLAN

 Purpose

  The Employee Plan is intended to advance the interests of InSight by providing employees, including employees who are executive officers or directors of InSight or its subsidiaries, with an opportunity to develop a proprietary interest in InSight, and thereby create strong performance incentives for such optionees to maximize the growth and success of InSight and its subsidiaries, and to remain in the employ or service of InSight or its subsidiaries. Awards may also be made to independent contractors, including non-employee directors of an InSight subsidiary.

 Administration

  The Employee Plan shall be administered by the InSight Board, or if so delegated, by a committee of the InSight Board appointed from time to time consisting of not less than two members, none of whom shall be an officer or employee of InSight (the "InSight Committee"). Accordingly, references in this section to the "InSight Board" shall mean the InSight Board or the InSight Committee. The requirements regarding the composition of the Committee exist so that the administration of the Employee Plan is conducted by "disinterested persons" as defined under Rule 16b-3 ("Rule 16b-3") promulgated under the Exchange Act.

 Stock Option Grants

  The number of shares of InSight Common Stock that can be issued under the Employee Plan shall not exceed an aggregate of 664,433 shares. If options expire or are terminated for any reason prior to being exercised in full, the remaining shares shall be available for future grants. Grants may be for "incentive stock options" pursuant to Section 422 of the Code, or nonstatutory stock options. All stock options granted shall be evidenced by written agreements between InSight and the optionee that are consistent with the Employee Plan. The purchase or exercise price shall be determined by the InSight Board. For incentive stock options, the exercise price shall not be less than the fair market value of InSight Common Stock on the date of grant. With respect to nonqualified options, the exercise price shall not be less than 50% of the fair market value on the date of grant. The term of the option granted shall be fixed by the InSight Board, provided that no option shall be granted with a term more than ten years. Options may be exercised in whole or in part. Options are granted in consideration for services rendered, or to be rendered, by the optionee. The number of options to be granted to any person, or group, such as the chief executive officer, or executive officers, cannot be determined at the current time since awards are made at the discretion of the InSight Board.

 Payment

  Payment of the exercise price may be made in cash, or with the consent of the InSight Board, with shares of InSight Common Stock then valued at fair market value, or a combination of cash and stock. InSight has the right to withhold, or require an optionee to remit to it, amounts sufficient to satisfy applicable federal, state, local or foreign withholding tax requirements.

 Transferability of Options and Termination of Service

  During the lifetime of an optionee, only that optionee, or the optionee's guardian or legal representative, may exercise an option. Options shall not be assigned or transferred other than by will, the laws of descent of distribution, or pursuant to a qualified domestic relations order. The InSight Board may provide in the stock option agreements a limitation period during which options must be exercised in the event of termination of employment or service with InSight. In the event of the death of an optionee, the legal holders of such options shall have the right to exercise the option, subject to the terms of the option agreement. In the event employment or service with InSight is terminated by reason of permanent and total disability, the optionee shall have the right to exercise the option, subject to other terms of the option agreement, by the earlier of (i) one year after such termination of employment or (ii) the expiration of the term.

 Compliance with Rule 16b-3

  The Employee Plan is intended to comply with Rule 16b-3, or its successor rule, promulgated under the Exchange Act. Accordingly, executive officers of InSight shall be subject to a holding period of at least six months after grant before any disposition may be made of the option or its underlying stock.

 Amendment and Termination

  The InSight Board may at any time amend the Employee Plan, suspend it, or terminate it as to shares of InSight Common Stock that have not been granted; provided that no amendment shall, without stockholder approval (i) materially change the requirements as to eligibility, (ii) increase the maximum number of shares that may be sold pursuant to options granted, (iii) change the minimum exercise price, (iv) increase the maximum period during which options may be exercised, (v) extend the term or (vi) materially increase the benefits accruing to participants under the plan.

 Changes in Capitalization

  If the outstanding shares of InSight Common Stock are increased or decreased or changed into or exchanged for a different number or kind of shares of other securities of InSight by reason of any recapitalization, reclassification, stock split-up, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock, the number of shares available pursuant to the Employee Plan shall be adjusted proportionately by the InSight Board, and the number of shares and exercise price for outstanding stock options

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

shall be proportionately adjusted so that the interest of the optionee immediately following such event shall, to the extent practicable, be the same as immediately before the occurrence of the event. If InSight is the surviving corporation in any reorganization, merger, or consolidation with one or more corporations, any option previously granted shall be subject to proportionate adjustment of the exercise price and the number of underlying shares. In the event of dissolution or liquidation of InSight, or upon a merger, consolidation or reorganization of InSight with one or more other corporations in which InSight is not the survivor, or the sale of substantially all of the assets or other transaction which results in a person or entity owing 80% or more of the combined voting power of all classes of stock of InSight, the Employee Plan and all options outstanding thereunder shall terminate, except to the extent that provision is made for the continuation of said plan and/or the assumption of options previously granted, with appropriate adjustments as to the number of shares and exercise price, in which event the Employee Plan and outstanding options shall continue as so provided. In the event of the termination of said plan, each optionee shall have the right prior to termination to exercise all options held, whether or not such options had previously vested.

DIRECTORS' STOCK OPTION PLAN

 Purposes and Administration

  The purposes of the Directors' Plan are to enhance the ability of InSight to attract and retain highly qualified individuals to serve as members of the InSight Board, and to provide additional incentives to such directors to promote the success of InSight. The Directors' Plan is intended to be a formula (or automatic) plan and the optionees thereunder are intended to qualify as "disinterested administrators" of certain other plans of InSight for the purposes of Rule 16b-3. To the extent that the Directors' Plan requires administration, it shall be administered by the InSight Board, or a committee to which such duties are delegated.

 Shares Available for Grant

  The maximum total number of shares of InSight Common Stock which may be issued pursuant to the Directors' Plan shall not exceed 218,000. If an option expires, terminates, or is canceled for any reason before it is exercised, the unexercised portion of such option shall be available for future grants under the Directors' Plan. Shares to be delivered may be issued from the authorized but unissued InSight Common Stock, or from InSight's treasury stock. The options are granted in consideration of services rendered, or to be rendered, by the optionee.

 Eligibility and Terms of the Grants

  To be eligible for an option, the optionee must be a member of the InSight Board who is not an officer or an employee of InSight, or any of its subsidiaries. The exercise price for each option shall be the fair market value of InSight Common Stock on the date of grant. At the Effective Time, each director then serving on the InSight Board shall be granted an option to purchase 15,000 shares of InSight Common Stock at an exercise price per share equal to the fair market value of InSight Common Stock on the date of grant. Thereafter, each director of InSight who commences service after the Effective Time shall be granted an option to purchase 15,000 shares of InSight Common Stock. These initial grants will vest monthly on a pro rata basis over a three year period, so long as the optionee remains on the InSight Board, or is an employee or independent contractor of InSight or one of its subsidiaries. However, in the agreement evidencing such stock option, the InSight Board may modify the vesting conditions in the event of the death or disability of the optionee. At the end of such three year period, and annually thereafter during the term of the Directors' Plan, so long as the optionee remains on the InSight Board he will be granted an option to purchase 5,000 shares of InSight Common Stock. These additional grants vest monthly over one year on the same terms as the initial grants.

 Exercise and Payment

  An optionee may exercise all or any part of an option by giving specified notice, and payment of the exercise price in cash, or in the InSight Board's discretion, in InSight Common Stock valued at its fair market value at the time of exercise, or any combination thereof.


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

 Withholding and Transferability

  InSight shall have the right to withhold, or require an optionee to remit to it, an amount needed to satisfy any applicable federal, state, local or foreign withholding tax requirements. Options granted shall be exercisable only by the optionee, and may not be transferred other than by will, the laws of descent and distribution, or pursuant to a qualified domestic relations order as defined in the Code.

 Adjustments

  If the outstanding shares of InSight Common Stock are increased or decreased, or changed into or exchanged for a different number of shares or securities by reason of recapitalization, reclassification, stock split-up, combination of shares, exchange of shares, stock dividend or other distributions payable in InSight capital stock, the number of shares that may be granted under the Directors' Plan shall be adjusted proportionately by the InSight Board. Also, the number of shares and exercise price for outstanding options shall be adjusted proportionately so that the ownership interest of the optionee immediately following the event, shall, to the extent practicable, be the same as immediately prior to such event. If InSight is the surviving corporation in any reorganization, merger, or consolidation with one or more corporations, any option previously granted shall be proportionately adjusted. Upon the dissolution or liquidation of InSight, or upon a merger, consolidation or reorganization with one or more corporations in which InSight is not the survivor, or upon the sale of substantially all of the assets of InSight, or other transaction which results in a person or entity owning 80% or more of the combined voting power of all classes of stock of InSight, the Directors' Plan and all options outstanding thereunder shall terminate, except to the extent that provision is made for the continuation of the plan and/or the assumption of options previously granted, with appropriate adjustments as to the number of shares and exercise price, in which event the Directors' Plan and outstanding options thereunder shall continue as so provided. In the event of termination of the Directors' Plan and the options granted thereunder, each optionee shall have the right prior to such termination to exercise all options held to the extent they were otherwise exercisable at the time of termination. Such adjustments made shall be determined by the InSight Board, whose determination shall be final and binding.

 Adoption, Amendment, Suspension and Termination

  The Directors' Plan shall be effective at the Effective Time providing that it is approved by the stockholders of both AHS and Maxum. Subject to certain limitations, the InSight Board may at any time suspend or terminate the Directors' Plan, and may amend it from time to time provided that it shall not be amended in the following events without the approval of the InSight stockholders: (i) to materially increase the benefits accruing to participants, such as increasing the number of options that may be granted to an optionee, (ii) to increase the maximum number of shares that may be issued under said plan or (iii) to materially modify the requirements as to eligibility for participation.

  In addition, the Directors' Plan may not be amended more than once in any six month period other than to comply with changes in the Code, the Employee Retirement Income Security Act of 1974, or the rules promulgated thereunder. The Directors' Plan terminates ten years after the Effective Time.

FEDERAL INCOME TAX CONSEQUENCES

  For information regarding the federal income tax consequences of the issuance and exercise of stock options to InSight and the optionees under the Employee Plan and the Directors' Plan, please refer to "The Merger--Federal Income Tax Consequences with Respect to Stock Options." The InSight Option Plans are designed to satisfy exemptions under Section 162(m) of the Code so as not to limit the deductability of executive compensation.


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

ACCOUNTING TREATMENT

  In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, entitled Accounting For Stock-based Compensation ("SFAS 123"). SFAS 123 does not rescind or interpret the existing accounting rules for employee stock-based compensation arrangements under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and companies may continue to follow those rules to recognize and measure compensation. However, companies will now be required to disclose pro forma amounts of net income and earnings per share that would have been reported had the Company elected to follow the "fair value" recognition provisions of SFAS 123. These disclosures are required with financial statements for fiscal years beginning after December 15, 1995. A company may adopt the provisions of SFAS 123 at any time, and once it applies these new recognition provisions, it cannot revert to the old provisions. Also, a company must apply the same recognition rules to all of its plans.

  For stock-based compensation arrangements with non-employees, there is no election available, and the fair value recognition and measurement provisions of SFAS 123 must be applied to transactions entered into after December 15, 1995.

  Under APB 25, compensation cost is measured based on the "intrinsic value" of the equity instrument which is the excess of the market price of the stock to be issued over the exercise price of the equity instrument. Regarding stock options granted with fixed terms and an exercise price equal to the fair market value of the stock on the date of grant, there is no measured compensation cost for such stock options. For some grants, such as an award based on future performance criteria, the exercise price or the number of shares an employee is entitled to receive is not known on the grant date. For such grants, APB 25 requires that the employer estimate compensation costs at each reporting date based on the current market price of the stock, until the terms become fixed and a measurement date occurs.

  Under SFAS 123, the "fair value" of an equity instrument granted in exchange for services is used to determine costs. The fair value of a stock option is determined on the grant date, and is not subject to subsequent adjustment. Because SFAS 123 requires employers to disclose compensation based on fair value regardless of the method elected to recognize income, publicly-traded companies will be using option-pricing models for this calculation. There are currently two such models commonly used to calculate fair value.

STOCKHOLDER APPROVAL AND BOARD RECOMMENDATION

  The stockholders of each Company must approve the InSight Option Plans. For Maxum, the affirmative vote of a majority of the outstanding shares of Maxum Common Stock present in person or by proxy at the Maxum Special Meeting is required to approve the InSight Options Plans. For AHS, the affirmative vote of a majority of the votes represented by the AHS Common Stock (entitled to one vote per share) and AHS Series B Preferred Stock (entitled to 100 votes per share), voting together as a class, present in person or represented by proxy, at the AHS Special Meeting is required to approve the InSight Option Plans. If such approvals are obtained, each InSight Option Plan will become effective at the Effective Time. If, however, either or both of such stockholder approvals are not obtained for this Proposal, neither InSight Option Plan will become effective.

  Each of the AHS Board and the Maxum Board believes that it is in the best interests of their respective Companies to approve the InSight Option Plans, which provide a meaningful opportunity for officers, employees, and non-employee directors to acquire a substantial propriety interest in InSight and to more closely align their interests to those of other stockholders. ACCORDINGLY, THE AHS BOARD AND THE MAXUM BOARD UNANIMOUSLY RECOMMEND APPROVAL OF THE INSIGHT OPTION PLANS PROPOSAL.

                             MAXUM PROPOSAL NO. 3
                APPROVAL OF MAXUM OPTION RATIFICATION PROPOSAL

BACKGROUND

  On August 17, 1994, the Maxum Board authorized a one-time grant of nonqualified stock options to each of its five directors, none of whom are employees (the "Maxum Directors"). These grants of options (the "Options") were for 15,000 shares of Maxum Common Stock, a term of ten years, an exercise price of $.0625 per share (being the fair market value of the Maxum Common Stock on the date of grant), and were fully vested, but conditioned on stockholder approval. Each Maxum Director signed an identical stock option agreement.

  Maxum stockholders are being asked to ratify these stock option grants in order to compensate Maxum Directors for their dedication and time expended in the service of Maxum, and their efforts to enhance stockholder value and realize opportunities. The ratification of these grants is necessary because no further options can be granted to the Maxum Directors under the terms of the Maxum Plan under which they have previously received options for 15,000 shares. In order to ensure the legal qualifications of Maxum Board members, including the Maxum Compensation Committee, to serve as "disinterested" administrators of Maxum's employee stock plans and thereby preserve the qualifications of such plans under Rule 16b-3 of the Exchange Act, these stock option grants were expressly conditioned on their ratification by the stockholders.

PERSONS BENEFITING

  By their terms, the benefits of the Options accrue only to Maxum Directors, none of whom are employees. Consequently, no benefits by virtue of such grants will be received by Maxum's Chief Executive Officer, any executive officers of Maxum, any associates of such directors or executive officers, or any other employees of Maxum.

OTHER TERMS OF THE OPTIONS

  The Options cannot be pledged, and can be transferred only by will, the laws of descent and distribution, or by a qualified domestic relations order. The optionee's exercise rights are fully vested, and upon exercise, the exercise price must be paid in lawful money of the United States, or at the sole discretion of the Compensation Committee, may be paid by the surrender of shares of Maxum Common Stock already owned, or by promissory note. The agreements provide that if the optionee's service on the Maxum Board terminates for any reason other than death or disability, the Options terminate after three months. In the event of death or disability while serving as a member of Maxum's Board, the Options terminate six months after death, or 12 months after suffering disability, unless the Option terminates sooner by the expiration of its term.

  The Options provide that the number of the underlying shares and the exercise price may be adjusted by the Compensation Committee in the event of a stock dividend or stock split, recapitalization, merger, consolidation, combination or exchange of shares. In the event of dissolution, merger, or sale of substantially all the assets of Maxum, if provision is made in writing in connection with such transaction for the assumption and continuance of the Options, or for substitution of the Options with new options for shares of the successor business entity, with appropriate adjustment as to the number and kind of shares and prices, then the Options or new options shall continue in the same manner and under the same terms. In the event provision is not made for such continuance and assumption, the optionee shall be entitled within reasonable period of time prior to the effective date of such transaction to purchase the full number of underlying shares.

TAX AND ACCOUNTING FEATURES

  With respect to a summary of federal income tax consequences pertaining to nonqualified stock options, see "The Merger--Federal Income Tax Consequences with Respect to Stock Options." With respect to a summary of accounting treatment pertaining to nonqualified stock options, see "Proposal No. 2:
Approval of the InSight Option Plans Proposal--Accounting Treatment."

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

BOARD RECOMMENDATION

  Maxum believes that directors who have significant ownership in a public corporation can better represent the viewpoint of the other stockholders they are charged with representing. In addition, stock options as a form of compensation are directly linked to the performance of the corporation, and the optionees do not benefit unless all stockholders benefit. Also, no cash outlay is required. The Maxum Board considers stock options to be an important means of attracting and retaining well-qualified individuals to serve as Maxum directors. Approval of this Proposal require the affirmative vote of a majority of the Maxum Common Stock, present in person or by proxy at the meeting. THE MAXUM BOARD UNANIMOUSLY RECOMMENDS APPROVAL OF THE MAXUM OPTION RATIFICATION PROPOSAL.

                              AHS PROPOSAL NO. 3
                    APPROVAL OF AHS PLAN AMENDMENT PROPOSAL

  The AHS Board has adopted, subject to approval by its stockholders, a resolution amending the AHS Plans (the "AHS Plan Amendments"). See "The Merger--Assumption of Existing Stock Options and Warrants--AHS Plans."

  The purposes of the AHS Plan Amendments are (i) to clarify the impact of the Merger on the options held by existing AHS executive officers and directors who will serve as executive officers and directors of InSight after the Merger and (ii) to enable the AHS Board to amend the terms of options held by AHS non-employee directors who will, as a condition of the Merger, resign from the AHS Board and not serve as directors of InSight after the Merger. Specifically, if the AHS Plan Amendment Proposal is approved, options held by three AHS executive officers (E. Larry Atkins, Thomas V. Croal and Deborah M. MacFarlane) and one AHS director (Frank E. Egger) who will serve InSight in similar capacities, and options held by the four AHS non-employee directors who will resign from the AHS Board (Roz Kovens, Lloyd G. Glazer, Philip D. Green and Charles M. Spear) at the Effective Time, will not terminate as a result of any deemed or actual termination of employment or service in connection with the Merger.

  THE 1983 PLAN. Currently Section V.3.A. of the 1983 Plan contains a provision that, in the event an optionee under the 1983 Plan ceases to be an employee or director of AHS during the option term, the period for exercising any option granted under the 1983 plan is reduced to a period of three months following such cessation. The 1983 Plan contains no provision for continuation of the option in the event that such cessation occurs solely because of a merger transaction, even if the optionee becomes and remains an employee or director of the surviving corporation under the merger (or its parent or subsidiary) and such corporation, parent or subsidiary assumes the option in a transaction, such as the contemplated Merger, to which Section 425(a) of the Code applies (a "Section 425(a) Transaction").

  The proposed amendment changes Section V.3.A. of the 1983 Plan to provide that an optionee who has ceased to be an employee or director of AHS will not, for purposes of such section, be treated as having ceased to be an employee or director of AHS so long as such optionee is an employee of a corporation or a parent or subsidiary of a corporation that issues or assumes the option in a
Section 425(a) Transaction. The complete amended text of Section V.3.A. of the 1983 Plan is set forth in Appendix G to this Joint Proxy Statement/Prospectus.

  THE 1987 PLAN AND THE 1989 PLAN. Currently the 1987 Plan and the 1989 Plan contain no provisions addressing whether, in the event an optionee ceases to be an employee or director of AHS during the option term, the period for exercising any option granted under the 1987 Plan or the 1989 Plan shall be reduced or shall be continued. Accordingly, the 1987 Plan and the 1989 Plan do not make clear whether the AHS Board may provide for continuation of the option in the event that such cessation occurs solely because of a merger transaction, regardless of whether the optionee becomes and remains an employee or director of the surviving corporation under the merger (or its parent or subsidiary) and such corporation, parent or subsidiary assumes the option in a Section 425(a) Transaction.

  The proposed amendment changes the 1987 Plan and the 1989 Plan (i) to provide that the term of options held by an optionee who has ceased to be an employee or director of AHS by reason of a Section 425(a) Transaction shall continue unreduced so long as such optionee is an employee or director of a corporation or a parent or subsidiary of a corporation that issues or assumes the option in a Section 425(a) Transaction and (ii) to give the AHS Board discretion to allow the period for exercising an option under the 1987 Plan or the 1989 Plan of a director of AHS who ceases to be a director of AHS by reason of a Section 425(a) Transaction to continue unreduced, if the option is issued or assumed in such a transaction. The complete text of the amendments to the 1987 Plan and the 1989 plan are set forth in Appendix G to this Joint Proxy Statement/Prospectus.

  THE 1992 PLAN. Currently Section 8(f) of the 1992 Plan contains a provision requiring that, in the event an optionee under the 1992 Plan ceases to be an employee or director of AHS during the option term, the period for exercising any option granted under the 1992 Plan is reduced to 90 days following such cessation unless the optionee becomes and remains an employee or director of a corporation (or its parent or subsidiary) and such corporation, parent, or subsidiary assumes the option in a Section 425(a) Transaction.

  The proposed amendment changes Section 8(f) of the 1992 Plan to give the AHS Board discretion to allow the period for exercising an option under the 1992 Plan of an AHS director who ceases to be an AHS director by reason of a
Section 425(a) Transaction, to continue unreduced, provided that the option is issued or assumed in a Section 425(a) Transaction. The complete amended text of Section 8(f) of the 1992 Plan is set forth in Appendix G to this Joint Proxy Statement/Prospectus.

  FEDERAL INCOME TAX AND ACCOUNTING CONSEQUENCES. With respect to a summary of the federal income tax consequences pertaining to stock option grants made under the AHS Plans, see "The Merger--Federal Income Tax Consequences with Respect to Stock Options." With respect to a summary of accounting treatment pertaining to stock option grants made under the AHS Plans, see "Proposal No. 2: Approval of the InSight Stock Option Plans Proposal--Accounting Treatment."

  APPROVAL. Approval of the AHS Plan Amendment Proposal requires the affirmative vote of a majority of the votes represented by the AHS Common Stock (entitled to one vote per share) and AHS Preferred Stock (entitled to 100 votes per share), voting together as a class, present in person or represented by proxy at the AHS Special Meeting. Approval of the AHS Plan Amendment Proposal is not a condition precedent to the consummation of the Merger.

  THE AHS BOARD UNANIMOUSLY RECOMMENDS APPROVAL OF THE AHS PLAN AMENDMENT PROPOSAL.

                         FUTURE STOCKHOLDER PROPOSALS

  If the Merger is consummated, the first annual meeting of the stockholders of InSight after such consummation is expected to be held on or about May 10, 1997. If the Merger is not consummated, the 1996 Annual Meeting of Stockholders of Maxum is expected to be held on or about October 30, 1996 and the 1996 Annual Meeting of Stockholders of AHS is expected to be held on or about November 29, 1996.

  Subject to the foregoing, if any InSight stockholder intends to present a proposal at the 1997 Annual Meeting of Stockholders of InSight and wishes to have such proposal considered for inclusion in the proxy materials for such meeting, such holder must submit the proposal to the Secretary of InSight in writing so as to be received at the principal executive offices of InSight by November 1, 1996. Such proposals must also meet the other requirements of the rules of the SEC relating to stockholders' proposals. In the event the Merger is not consummated, the only stockholder proposals eligible to be considered for inclusion in the proxy materials for the 1996 Annual Meeting of Stockholders of Maxum and AHS will be those which have been duly submitted to the Secretary of Maxum by June 2, 1996 or the Secretary of AHS by July 6, 1996, as the case may be.

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

                                    EXPERTS

  The consolidated financial statements of Maxum and subsidiaries included in this Joint Proxy Statement/Prospectus and the related financial statement schedule as of December 31, 1995 and 1994 and for each of the years in the three-year period ended December 31, 1995 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the uncertainty regarding the ability of Maxum to continue as a going concern), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  The statement of assets to be acquired and liabilities to be assumed as of December 31, 1994, and the statement of operations related to contracts to be acquired for the year ended December 31, 1994 for Dayton Medical Imaging Radiologists, Inc. included in this Joint Proxy Statement/Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  The consolidated balance sheets of AHS and subsidiaries as of December 31, 1995 and December 31, 1994 and the related statements of operations, stockholders' equity and cash flows for the three years ended December 31, 1995 included in this Joint Proxy Statement/Prospectus have been audited by Arthur Andersen, LLP, independent public accountants, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the ability of AHS to continue as a going concern), and have been included herein in reliance upon the authority of said firm as experts in giving said reports.

  The balance sheet of InSight Health Services Corp. as of May 7, 1996 included in this Joint Proxy Statement/Prospectus has been audited by Arthur Andersen, LLP, independent public accountants, as stated in their report, and has been included herein in reliance upon the authority of said firm as experts in giving said report.

                                 LEGAL MATTERS

  The validity of the shares of InSight Common Stock to be issued in connection with the Merger will be passed on for InSight by Storey Armstrong Steger & Martin, P.C., Dallas, Texas. Storey Armstrong Steger & Martin, P.C., counsel to Maxum, also will issue a legal opinion to Maxum regarding certain federal income tax consequences of the Merger. Arent Fox Kintner Plotkin & Kahn, Washington, D.C., outside counsel to AHS, will issue a legal opinion to AHS regarding certain federal income tax consequences of the Merger.

                                  APPENDIX A

                         AGREEMENT AND PLAN OF MERGER

  THIS AGREEMENT AND PLAN OF MERGER is dated as of February 26, 1996, by and among INSIGHT HEALTH SERVICES CORP., a Delaware corporation ("InSight"), AMERICAN HEALTH SERVICES CORP., a Delaware corporation ("AHSC"), AHSC ACQUISITION COMPANY, a Delaware corporation and a wholly-owned subsidiary of InSight ("AHSC Sub"), MAXUM HEALTH CORP., a Delaware corporation ("MHC"), and MXHC ACQUISITION COMPANY, a Delaware corporation and a wholly-owned subsidiary of InSight ("MHC Sub"). The parties hereto are sometimes hereinafter referred to collectively as the "Companies" or the "Constituent Corporations," or individually as a "Company" or a "Constituent Corporation."

  WHEREAS, the respective Boards of Directors of the Companies deem it advisable and in the best interests of their respective stockholders that each of AHSC and MHC be acquired by and become wholly-owned subsidiaries of InSight and, in furtherance thereof, the Boards of Directors of the Constituent Corporations have approved, as applicable, the merger of (i) AHSC Sub with and into AHSC, and (ii) MHC Sub with and into MHC, upon the terms and subject to the conditions set forth herein (individually, "Merger" and collectively, "Mergers"); and

  WHEREAS, for federal income tax purposes, it is intended that the transfer of stock of AHSC and MHC to InSight by the existing stockholders of AHSC and MHC in exchange for stock of Insight pursuant to the Mergers shall qualify as a transfer of property to a controlled corporation within the meaning of
Section 351 of the Internal Revenue Code of 1986, as amended ("Code");

  NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

                                   ARTICLE I

                                  The Mergers

  1(a). The Mergers. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.2 hereof) of each respective Merger, (a) AHSC Sub shall be merged with and into AHSC, and (b) MHC Sub shall be merged with and into MHC, AHSC, and MHC being the surviving corporation in each respective merger ("Surviving Corporation") and the separate existence of each of AHSC Sub and MHC Sub shall thereupon cease. Each Merger shall have the effects set forth in Section 259 of the Delaware General Corporation Law ("DGCL"). From and after the Effective Time of each respective Merger, each Surviving Corporation shall be a wholly-owned subsidiary of InSight.

  1.1. Effective Time of the Mergers. Each Merger shall become effective upon the completion of the filing of properly executed Certificates of Merger with the Secretary of State of the state of Delaware reflecting the respective Mergers of AHSC and AHSC Sub, and of MHC and MHC Sub, which filings shall be made at the Closing Date (as defined in Section 3.7 hereof) after satisfaction of the conditions set forth in Article VIII hereof. Neither of the Mergers shall be deemed effective until both of the Mergers shall have become effective. When used in this Agreement, the term "Effective Time" with respect to each such Merger shall mean the date and time at which both Certificates of Merger are successfully filed.

                                  ARTICLE II

                    Insight and the Surviving Corporations

  2.1. Certificate of Incorporation of the Surviving Corporations. The respective Certificates of Incorporation of each of AHSC and MHC shall be the respective Certificate of Incorporation of the Surviving Corporation of each Merger in which such Company is involved, except that such respective Certificates of Incorporation shall be amended and restated at the Effective Time to read in their entirety as the Certificates of

Incorporation of AHSC Sub and MHC Sub, respectively (with the names AHSC and MHC being substituted for those of AHSC Sub and MHC Sub), copies of which are attached hereto as Exhibit 2.1.

  2.2. Bylaws of the Surviving Corporations. The respective Bylaws of each of AHSC Sub and MHC Sub, as in effect at the Effective Time, shall be the Bylaws of the Surviving Corporation of each Merger in which such Company is involved until thereafter amended in accordance with applicable law.

  2.3. Directors and Officers of the Surviving Corporations.

  (a) The respective directors of AHSC Sub and MHC Sub at the Effective Time shall be the initial directors of the Surviving Corporation of each Merger in which such Company is involved, and shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the Certificate of Incorporation and Bylaws of the Surviving Corporation, or as otherwise provided by law.

  (b) The respective officers of AHSC Sub and MHC Sub at the Effective Time shall be the initial officers of the Surviving Corporation of each Merger in which such Company is involved, and shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the Certificate of Incorporation and Bylaws of the Surviving Corporation, or as otherwise provided by law.

  2.4. Directors and Officers of InSight.

  (a) At or prior to the Effective Time, the Companies shall take or cause to be taken all necessary action such that, at the Effective Time, the board of directors of InSight shall be comprised of four (4) members. The first class of directors shall serve until the annual meeting of stockholders held in 1997 and shall initially consist of E. Larry Atkins. The second class of directors shall serve until the annual meeting of stockholders held in 1998 and shall initially consist of Ronald G. Pantello. The third class of directors shall serve until the annual meeting of stockholders held in 1999 and shall initially consist of Leonard H. Habas and Frank E. Egger. All subsequent terms of each class of directors after such class first stands for re-election shall expire at the third succeeding annual meeting of stockholders after their election. Immediately after the Effective Time, InSight shall extend an invitation to Grant R. Chamberlain to join its Board of Directors. Should he accept, he would become a member of the second class of directors.

  (b) At or prior to the Effective Time, the Companies shall take or cause to be taken all necessary action such that, at the Effective Time, InSight's officers shall include the following:

   Chairman............................................... Frank E. Egger
   President & Chief Executive Officer.................... E. Larry Atkins
   Senior Executive Vice President--Operations............ Glenn P. Cato
   Executive Vice President--Finance and Secretary........ Thomas V. Croal
   Senior Vice President--Operations...................... Michael A. Boylan
   Senior Vice President--Operations...................... Robert N. LaDouceur
   Senior Vice President--Operations...................... Michael D. Cragin
   Vice President--Marketing.............................. Deborah M. MacFarlane

  2.5. Employment Agreements and Option Plans. InSight has entered into employment agreements with Messrs. Atkins, Croal, Boylan, LaDouceur and Cragin and Ms. MacFarlane, which shall take effect as of the Effective Time. Prior to the Effective Time, InSight shall take or cause to be taken all necessary action on its part to enter into an employment agreement with Glenn P. Cato, and to adopt the InSight 1996 Employee Stock Option Plan and the 1996 Directors' Stock Option Plan in substantially the form of Exhibit 2.5A attached hereto. Maxum Health Services Corp. and Mr. Cato currently are parties to an Employment Agreement in substantially the form of Exhibit 2.5B attached hereto.

  2.6. Location. The location of InSight's principal corporate office shall be Newport Beach, California.

                                  ARTICLE III

                             Conversion of Shares

  3.1 Exchange Ratio. At the Effective Time, by virtue of the respective Mergers and without any action on the part of the holder thereof:

    (a) Shares of the capital stock of AHSC and MHC ("Shares") issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares as defined in Section 3.6 below) shall be converted at the Effective Time into the right to receive shares of the capital stock of InSight ("InSight Shares"), in accordance with the following exchange ratios ("Exchange Ratios"), as applicable:

      (1) Each share of AHSC Common Stock, par value $0.03 per share, shall be converted into the right to receive .100 Shares of InSight Common Stock, par value $0.001 per share.

      (2) Each Share of MHC Common Stock, par value $0.01 per share, shall be converted into the right to receive .598 Shares of InSight Common Stock, par value $0.001 per share.

      (3) Each Share of AHSC Series B Senior Convertible Preferred Stock, par value $0.03 per share, shall be converted into the right to receive 10 Shares of InSight Common Stock, par value $0.001 per share.

      (4) Each Share of AHSC Series C Preferred Stock, par value $0.03 per share, shall be converted into the right to receive 1.25088 Shares of InSight Convertible Preferred Stock, par value $0.001 per share, subject to adjustment in the event that AHSC warrant holders or option holders exercise any of their respective rights to purchase AHSC Common Stock prior to the Effective Time. In such event, this ratio shall be increased so that the amount of InSight Convertible Preferred Stock to be received shall equal, on an as-converted basis, twenty-four percent (24%) of the issued and outstanding shares of InSight Common Stock immediately after the Effective Time.

      (5) Each Share of MHC Series B Preferred Stock, par value $0.01 per share, shall be converted into the right to receive 83,392 Shares of InSight Convertible Preferred Stock, par value $0.001 per share, subject to adjustment in the event that MHC option holders exercise any such rights to purchase MHC Common Stock prior to Effective Time. In such event, this ratio shall be increased so that the amount of InSight Convertible Preferred Stock to be received shall equal, on an as-converted basis, twenty-four percent (24%) of the issued and outstanding shares of InSight Common Stock immediately after the Effective Time.

    (b) At the Effective Time, all Shares of AHSC and MHC (other than the Excluded Shares, which shall have only the rights set forth in Section 3.6 hereof) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously representing any such Shares of AHSC and MHC shall thereafter represent the InSight Shares into which such Shares of AHSC and MHC have been converted. Certificates representing Shares of AHSC and MHC shall be exchanged for certificates representing whole InSight Shares issued in consideration therefor upon the surrender of such certificate in accordance with the provisions hereof.

    (c) Each Share of AHSC or MHC held in the treasury of any such Company (or a subsidiary of such Company) immediately prior to the Effective Time shall be canceled and retired and cease to exist, and no InSight Shares shall be issued in exchange therefor. All InSight shares owned by AHSC or MHC, or any subsidiary thereof, shall become treasury stock of InSight.

    (d) Each Share of common stock of AHSC Sub or MHC Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive one (1) share of common stock of the Surviving Corporation of the respective Merger in which such Company is involved.

  3.2 Exchange of Shares.

  (a) Prior to the Effective Time, InSight shall select and enter into an agreement (in form and substance reasonable satisfactory to AHSC and MHC) with a bank, transfer agent or trust company to act as exchange agent hereunder ("Exchange Agent"). No later than the Effective Time, InSight shall make available, and each holder of Shares (other than Excluded Shares) will be entitled to receive, upon surrender to the Exchange Agent of one or more certificates representing such Shares for cancellation, certificates representing the number of InSight Shares into which such Shares are converted in the Merger. The InSight Shares into which the Shares shall be converted in the Merger shall be deemed to have been issued at the Effective Time.

  (b) As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding Shares ("Certificates") whose Shares were converted into InSight Shares pursuant to
Section 3.1 hereof, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and which shall be in such form and have such other provisions as InSight and the other Companies may reasonably specify), and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing InSight Shares. Subject to Section 6.7 hereof, upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole InSight Shares which such holder has the right to receive in respect of the Certificates surrendered pursuant to the provisions of this
Article III.

  (c) In the event that any Certificate shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed, InSight will issue or cause to be issued in exchanged for such lost, stolen or destroyed Certificate the number of InSight Shares into which such Shares are converted in the Merger in accordance with this Article III. When authorizing such issuance in exchange therefor, the Board of Directors of InSight may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificate to give InSight a bond in such sum as it may direct as indemnity, or such other form of indemnity as it shall direct, against any claim that may be made against InSight with respect to the Certificate alleged to have been lost, stolen, or destroyed.

  3.3 Dividends: Transfer Taxes. No dividends that are declared on InSight Shares will be paid to persons entitled to receive certificates representing InSight Shares until such persons surrender their Certificates. Upon such surrender, there shall be paid to the person in whose name the certificates representing such InSight Shares shall be issued any dividends which shall have become payable with respect to such InSight Shares between the Effective Time and the time of such surrender. In no event shall the person entitled to received such dividends be entitled to receive interest on such dividends. If any certificates for any InSight Shares are to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of certificates for such InSight Shares in a name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to a holder of Shares for any InSight Shares or dividends thereon or, in accordance with Section 3.4 hereof, the cash payment for fractional interests, delivered to a public official pursuant to applicable escheat laws.

  3.4 No Fractional Securities. No certificates or scrip representing fractional InSight Shares shall be issued upon the surrender for exchange of certificates representing Shares pursuant to this Article III, and no dividend, stock split-up or other change in the capital structure of InSight shall relate to any fractional security, and such fractional interests shall not entitle the owner thereof to vote or to any rights of a security holder. In lieu of any such fractional securities, each holder of Shares who would otherwise have been entitled to a fraction of an InSight Share upon surrender of stock certificates for exchange pursuant to this Article III shall be paid an amount in cash (without interest), rounded to the nearest cent, equal to the product of such fraction multiplied by the fair market value of an InSight Share as determined by the InSight Board of Directors.

  3.5 Closing of Transfer Books. At the Effective Time, the stock transfer books of AHSC and MHC shall be closed and no transfer of Shares shall thereafter be made. If, after the Effective Time, Certificates representing Shares are presented to the Surviving Corporation, they shall be canceled and exchanged for certificates representing InSight Shares in accordance with the terms hereof. At and after the Effective Time, the holders of Shares to be exchanged for InSight Shares pursuant to this Agreement shall cease to have any rights as stockholders of AHSC and MHC except for the right to surrender such Certificates in exchange for InSight Shares and cash consideration for fractional interests as set forth in this Article III.

  3.6 Dissenting Shares. If holders of Shares which are outstanding immediately prior to the Effective Time are entitled to dissent from a Merger and deliver a written demand for appraisal of any such Shares in accordance with the provisions of Section 262 of the DGCL concerning the right of such holders to dissent from a Merger and demand appraisal of their Shares ("Dissenting Holders"), any Shares held by a Dissenting Holder as to which appraisal has been so demanded ("Excluded Shares") shall not be converted as described in Section 3.1 hereof, but shall from and after the Effective Time represent only the right to receive payment of the appraised value of such Shares determined in accordance with the provisions of Section 262 of the DGCL; provided, however, that Shares held by a Dissenting Holder who shall, after the Effective Time, withdraw his or her demand for appraisal or lose his or her right of appraisal with respect to such Shares, in either case pursuant to Section 262 of the DGCL, shall not be deemed Excluded Shares but shall be deem to be converted, as of the Effective Time, into the right to receive InSight Shares in accordance with the applicable Exchange Ratio.

  3.7 Closing. The closing of the transactions contemplated by this Agreement ("Closing") shall take place at the office of McDermott, Will & Emery, 2049 Century Park East, Suite 3400, Los Angeles, California 90067, at 10:00 a.m. Pacific time, on the first business day ("Closing Date") after the later of
(a) the day on which the later to occur of the stockholders' meetings referred to in Section 7.4 hereof shall have occurred or (b) the day on which all of the conditions set forth in Article VIII hereof are satisfied or waived, or at such other date, time and place as the Companies shall agree.

  3.8 Supplementary Action. If at any time after the Effective Time any further assignments or assurances in law or any other things are necessary or desirable to vest or to perfect or confirm or record in the Surviving Corporations the title to any property or rights of any Constituent Corporation, or otherwise to carry out the provisions of this Agreement, the officers and directors of the Surviving Corporations are hereby authorized and empowered on behalf of the Constituent Corporations, in the name of and on behalf of any Constituent Corporation as appropriate, to execute and deliver any and all things necessary or proper to vest or to perfect or confirm title to such property or rights in the Surviving Corporation, and otherwise to carry out the purposes and provisions of this Agreement.

                                  ARTICLE IV

                Representations and Warranties of AHSC and MHC

  As used in this Agreement, (i) the term "Material Adverse Effect" means, with respect to AHSC or MHC, as the case may be, a material adverse effect on the business, assets, results of operation or financial condition of such party and its subsidiaries taken as a whole or in the ability of such party to perform its obligations hereunder, and (ii) the word "subsidiary" when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated, of which such party or any other subsidiary of such party is a general partner (excluding partnerships the general partnership interests of which held by such party or any subsidiary of such party do not have a majority of the voting interests in such partnership) or of which at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporations or other organizations is directly or indirectly owned or controlled by such party and/or by any one or more of the subsidiaries.

  Each of AHSC and MHC represents and warrants, with respect to itself and its subsidiaries, to the others and to InSight, except as disclosed to the others and to InSight in writing prior to the execution of this Agreement, as follows:

  4.1 Organization. Each Company, and each subsidiary of such Company, (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, (ii) has the power to carry on its business as it is now being conducted or presently proposed to be conducted, and (iii) is duly qualified to do business, and is in good standing (to the extent the concept of good standing exists), in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not have a Material Adverse Effect.

  4.2. Capitalization. As of the date hereof, the authorized capital stock of such Company is as set forth in Exhibit 4.2 hereto. As of the date hereof, the number of Shares of such Company which are issued and outstanding is as set forth in Exhibit 4.2 hereto. All of the issued and outstanding Shares of such Company are validly issued, fully paid and nonassessable and free of preemptive rights or similar rights created by statute, the Certificate of Incorporation or Bylaws of such Company, or any agreement by which such Company or any of its subsidiaries is a party or by which it is bound. Except
(a) as set forth above or (b) as disclosed in Exhibit 4.2 hereto, there are not as of the date of this Agreement any Shares of capital stock of such Company issued or outstanding or any options, warrants, subscriptions, calls, rights, convertible securities or other agreements or commitments obligating such Company to issue, transfer or sell any Shares of its capital stock. As of the date hereof, no bonds, debentures, notes or other indebtedness having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which stockholders of such Company may vote ("Voting Debt") were issued and outstanding with respect to such Company.

  4.3. Authority Relative to this Agreement. Such Company has the corporate power to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by such Company and the consummation by such Company of the transactions contemplated hereby have been duly authorized by the Board of Directors of such Company, and, except for approval by the requisite votes cast by such Company's stockholders at the meeting provided for in Section 7.4 hereof, no other corporate proceedings on the part of such Company are necessary to approve this Agreement or the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Company and constitutes a valid and binding agreement of such Company, enforceable against such Company in accordance with its terms.

  4.4 Consents and Approvals; No Violations. Except for applicable requirements of the Securities Act of 1933, as amended ("Securities Act"), the Securities Exchange Act of 1934, as amended ("Exchange Act"), state or foreign laws relating to takeovers, if applicable, state securities or blue sky laws and, as applicable, filing and recordation of a Certificate of Merger as required by the DGCL, no filing with, and no permit, authorization, consent or approval of, any public body or authority is necessary for the consummation by such Company of the transactions contemplated by this Agreement. Except as set forth in Exhibit 4.4 hereto, neither the execution and delivery of this Agreement by such Company, nor the consummation by such Company of the transactions contemplated hereby, nor compliance by such Company with any of the provisions hereof, will (a) result in any breach of the Certificate of Incorporation or Bylaws of such Company, (b) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any rights of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation to which such Company or any of its subsidiaries is a party or by which any of them or any of their properties or assets may be bound, or (c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to such Company, any of its subsidiaries or any of their properties or assets, except in the case of clauses (b) and (c) for violations, breaches or defaults that would not have a Material Adverse Effect.

  4.5 Reports and Financial Statements. Such Company has filed all reports required to be filed by it with the Securities and Exchange Commission ("SEC") pursuant to the Exchange Act since January 1, 1992 (collectively, "SEC Reports"), and has previously furnished or made available to the other Companies true and complete copies of all such SEC Reports. None of such SEC Reports, as of their respective dates (as amended through the date hereof), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the balance sheets (including the related notes) included in the SEC Reports fairly presents in all material respects the consolidated financial position of such Company and its subsidiaries as of the respective dates thereof, and the other related statements (including the related notes) included therein fairly present in all material respects the results of operations and cash flows of such Company and its subsidiaries for the respective periods or as of the respective dates set forth therein, all in conformity with generally accepted accounting principles consistently applied during the periods involved, except as otherwise noted therein and subject, in the case of the unaudited interim financial statements, to normal year-end adjustments and any other adjustments described therein and the absence of any notes thereto.

  4.6. Absence of Certain Change or Events. Except as disclosed in the SEC Reports filed prior to the date of this Agreement, since December 31, 1994, or in Exhibit 4.6 hereto, neither such Company nor any of its subsidiaries has:
(a) taken any of the actions set forth in Sections 6.1(b), 6.1(c) or 6.1(e) hereof; (b) incurred any liability material to the Company and its subsidiaries on a consolidated basis, except in the ordinary course of its business, consistent with past practices; (c) suffered a change, or any event involving a prospective change, in the business, assets, financial condition or results of operation of such Company or any of its subsidiaries which has had, or is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect (other than as a result of changes or proposed changes in federal or state health care (including health care reimbursement) laws or regulations of general applicability or interpretations thereof, changes in generally accepted accounting principles and changes that could, under the circumstances, reasonably have been anticipated in light of disclosures made in writing by such Company to the others pursuant hereto); or (d) subsequent to the date hereof, except as permitted by Section 6.1 hereof, conducted its business and operations other than in the ordinary course of business and consistent with past practices.

  4.7. Information in Disclosure Documents and Registration Statement. None of the information to be supplied by such Company to be included in (a) the Registration Statement on Form S-4 to be filed with the SEC by InSight under the Securities Act for the purpose of registering the InSight Shares to be issued in the Mergers or pursuant to this Agreement ("Registration Statement") and (b) the joint proxy statement to be distributed in connection with the meetings of stockholders of the Companies to vote upon this Agreement ("Proxy Statement"), will, in the case of the Registration Statement, at the time it becomes effective and at the Effective Time, or, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of each of the meetings of stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement insofar as it pertains to such Company will comply as to form in all material respects with the provisions of the Securities Act, and the rules and regulations promulgated thereunder. The Proxy Statement insofar as it pertains to such Company will comply as to form in all material respects with the provisions of the Exchange Act, and the rules and regulations promulgated thereunder.

  4.8. Litigation. As of the date of this Agreement, except as disclosed in the SEC Reports filed prior to the date of this Agreement and except to the extent that individually and in the aggregate they would not reasonably be expected to have a Material Adverse Effect: (i) there is no action, suit, judicial or administrative proceeding, arbitration or investigation pending or, to the best knowledge of such Company, threatened against or involving such Company or any of its subsidiaries, or any of their properties or rights, before any court, arbitrator or administrative or governmental body; (ii) there is no judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator outstanding against such Company or any of its subsidiaries; and (iii) such Company and its subsidiaries are not in violation of any term of any judgments, decrees, injunctions or orders outstanding against them. Such Company has furnished to the other Companies in writing a description of all litigations, actions, suits, proceedings, arbitrations, investigations known to it, judgments, decrees, injunctions or orders pending, or to its best knowledge, threatened against or involving such Company or any of its subsidiaries, or any of their properties or rights as of the date hereof.

  4.9. Contracts.

  (a) Each of the material contracts, instruments, mortgages, notes, security agreements, leases, agreements or understandings, whether written or oral, to which such Company or any of its subsidiaries is a party that relates to or affects the assets or operations of such Company or any of its subsidiaries or to which such Company or any of its subsidiaries or their respective assets or operations may be bound or subject is a valid and binding obligation of such Company and in full force and effect (with respect to such Company or such subsidiary), except for where the failure to be in full force and effect would not, individually or in the aggregate, have a Material Adverse Effect. Except to the extent that the consummation of the transactions contemplated by this Agreement may require the consent of third parties, as disclosed in writing to the other Companies pursuant hereto, there are no existing defaults by such Company or any of its subsidiaries thereunder or, to the knowledge of such Company, by any other party thereto, which defaults would, individually or in the aggregate, have a Material Adverse Effect; and no event of default has occurred, and no event, condition or occurrence exists, that (whether with or without notice, lapse of time or the happening or occurrence of any other event) would constitute a default by such Company or any of its subsidiaries thereunder, which default would, individually or in the aggregate, have a Material Adverse Effect.

  (b) Except as set forth in such Company's SEC Reports (including the exhibits thereto) filed prior to the date of this Agreement and the materials made available pursuant to Section 4.16 hereof or as set forth in Exhibit 4.9 hereto, as of the date of this Agreement neither such Company nor any of its subsidiaries is a party to any oral or written (i) consulting agreement not terminable on sixty (60) days or less notice involving the payment of more than fifty thousand dollars ($50,000) per annum, in the case of any such agreement with an individual, (ii) joint venture agreement, (iii) noncompetition or similar agreements that restrict such Company or its subsidiaries from engaging in a line of business, (iv) agreement with any executive officer or other employee of such Company or any subsidiary the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving such Company of the nature contemplated by this Agreement and which provides for the payment of in excess of ten thousand dollars ($10,000), (v) agreement with respect to any executive officer of such Company or any subsidiary providing any term of employment beyond one (1) year or compensation guaranty in excess of seventy-five thousand dollars ($75,000) per annum, or (vi) agreement or plan, including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

  4.10 Employee Benefit Plans.

  (a) Such Company has previously delivered to the other Companies a true and complete list of each written or formal employee benefit plan (including, without limitation, any "employee benefit plan" as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), policy or agreement that is maintained (all of the foregoing, "Benefit Plans"), or is or was contributed to by such Company or pursuant to which such Company or any trade or business, whether or not incorporated ("ERISA Affiliate"), which together with such Company would be deemed a "single employer" within the meaning of Section 4001 of ERISA, is still potentially liable for payments, benefits or claims. A copy of each Benefit Plan as currently in effect and, if applicable, the most recent annual report, actuarial report of valuation, summary plan description, trust agreement and a determination letter issued by the IRS for each Benefit Plan have theretofore been delivered to the other Companies. No Benefit Plan was or is subject to Title IV of ERISA or Section 412 of the Code, including any "multi-employer plan" as defined in Section 3(37) of ERISA.

  (b) Each of the Benefit Plans that are subject to ERISA is in substantial compliance with ERISA; each of the Benefit Plans intended to be "qualified" within the meaning of Section 401(a) of the Code is so qualified.

No event has occurred, and to such Company's knowledge, there exists no condition or set of circumstances, in connection with which such Company or any ERISA Affiliate is or could be subject to liability (except liability for benefit claims and funding obligations payable in the ordinary course) under ERISA, the Code or any other applicable law with respect to any Benefit Plan.

  (c) All contributions or other amounts payable by such Company or its subsidiaries through December 31, 1994 with respect to each Benefit Plan in respect of current or prior plan years have been either paid or accrued on the most recent financial statements of such Company made available to the other Companies. Any contributions or other amounts payable by such Company or its subsidiaries for periods between December 31, 1994 and the Effective Time with respect to each Benefit Plan in respect of current or prior plan years have been or will be either paid or accrued in the normal course of business on the books and records of such Company at or prior to the Effective Time. There are no pending or, to the best knowledge of such Company, threatened or anticipated claims (other than routine claims for benefits) by or on behalf of or against any of the Benefit Plans or any trusts or other funding vehicles related thereto.

  (d) No Benefit Plan, other than policies or agreements, provides benefits, including, without limitation, death or medical benefits (whether or not insured), with respect to current or former employees for periods extending beyond their retirement or other termination of service, other than (i) coverage mandated by Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any comparable state law, (ii) death benefits or retirement benefits under any "employee pension plan," as that term is defined in Section 3(2) of ERISA, (iii) deferred compensation benefits accrued as liabilities on the books of such Company or the ERISA Affiliates, or (iv) benefits the full cost of which is borne by the current or former employee or his or her beneficiary.

  4.11 Taxes. For the purposes of this section, the term "tax" shall include all taxes, charges, withholdings, fees, levies, penalties, additions, interest or other assessments imposed by any United States federal, state or local authority or any other taxing authority on such Company or any of its Tax Affiliates (as defined below) as to their respective income, profit, franchise, gross receipts, payroll, sales, employment, workers' compensation, use, property, withholding, excise, occupancy, environmental and other taxes, duties or assessments of any nature whatsoever. Such Company has filed or caused to be filed timely all material federal, state, local and foreign tax returns required to be filed by each of its and any member of its consolidated, combined, unitary or similar group (each such member a "Tax Affiliate"). Such returns, reports and other information are accurate and complete in all material respects. Such Company has paid or caused to be paid or has made adequate provision or set up an adequate accrual or reserve for the payment of all taxes shown to be due in respect of the periods for which returns are due, and has established (or will establish at least quarterly) an adequate accrual or reserve for the payment of all taxes payable in respect of the period subsequent to the last of said periods required to be so accrued or reserved. Neither such Company nor any of its Tax Affiliates has any material liability for taxes in excess of the amount so paid or accruals or reserves so established. Neither such Company nor any of its Tax Affiliates is delinquent in the payment of any tax in excess of the amount reserved or provided therefor, and no deficiencies for any tax, assessment or governmental charge in excess of the amount reserved or provided therefor have been threatened, claimed, proposed or assessed. No waiver or extension of time to assess any taxes has been given or requested. Such Company's federal state income tax returns have never been audited by the Internal Revenue Service or comparable state agencies.

  4.12 Compliance with Applicable Law. Except as disclosed in the SEC Reports filed prior to the date of this Agreement, such Company and each of its subsidiaries holds all licenses, franchises, permits, variances, exemptions, orders, approvals and authorizations necessary for the lawful conduct of its business under and pursuant to, and the business of each of such Company and its subsidiaries is not being conducted in violation of, any provision of any federal, state, local or foreign statute, law, ordinance, rule, regulation, judgment, decree, order, concession, grant, franchise, permit or license or other governmental authorization or approval applicable to such Company or any of its subsidiaries, except to the extent that the failure to hold any such licenses, franchises, permits or authorizations, or any such violation, would not, individually or in the aggregate, have a Material Adverse Effect.

  4.13 Subsidiaries. Exhibit 22.1 to the most recent Form 10-K included in the SEC Reports of AHSC and MHC, as supplemented by Exhibit 4.13 hereto, lists all the subsidiaries of such Company as of the date of this Agreement and indicates for each subsidiary as of such date the jurisdiction of incorporation or organization. All of the outstanding shares of capital stock or other equity interests of each of the subsidiaries are (i) held by such Company or one of such wholly-owned subsidiaries, (ii) fully paid and nonassessable, and (iii) owned by such Company or one of such wholly-owned subsidiaries free and clear of any claim, lien or encumbrance.

  4.14 Labor and Employment Matters.

  (a) Such Company and it subsidiaries are and have been in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, the Immigration Reform Control Act, the Worker Adjustment and Retraining Notification Act and such laws respecting employment discrimination, equal opportunity, affirmative action, workers' compensation, occupational safety and health requirements and unemployment insurance and related matters, and are not engaged in and have not engaged in any unfair labor practice.

  (b) To the knowledge of such Company, no investigation or review by or before any governmental entity concerning any violations of any such applicable laws is pending, nor is any such investigation threatened or has any such investigation occurred during the last three (3) years, and no governmental entity has provided any notice to such Company or any of its subsidiaries or otherwise asserted an intention to conduct any such investigation.

  (c) There is no labor strike, dispute, slowdown or stoppage actually pending or threatened against such Company or any of its subsidiaries.

  (d) No union representation question or union organizational activity exists respecting the employees of such Company or any of its subsidiaries.

  (e) No collective bargaining agreement exists which is binding on such Company or any of it subsidiaries.

  (f) Neither such Company nor any of its subsidiaries has experienced any material work stoppage or other material labor difficulty.

  (g) Except as set forth on Exhibit 4.14(g) hereto, in the event of termination of the employment of any of the current officers, directors, employees or agents of such Company or any of its subsidiaries, neither such Company, any of it subsidiaries, any other Company, the Surviving Corporation nor InSight nor any other subsidiaries of such Company, will, pursuant to any agreement or by reason of anything done prior to the Effective Time by such Company of any of its subsidiaries, be liable to any of said officers, directors, employees or agents for so-called "severance pay" or any other similar payments or benefits, including, without limitation, post-employment health care (other than pursuant to COBRA) or insurance benefits.

  4.15 Insurance. As of the date hereof, such Company and each of its subsidiaries are insured by insurers reasonably believed by such Company to be of recognized financial responsibility against such losses and risks and in such amounts as are customary in the businesses in which they are engaged. All material policies of insurance and fidelity or surety bonds insuring such Company or any of its subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect, except as set forth on Exhibit 4.15 hereto. As of the date hereof, there are no material claims by such Company or any of it subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause.

  4.16 Contracts with Physicians, Hospitals, HMOs and Third Party
Providers. Such Company has made available to representatives of the other Companies copies (or in the case where no written documentation exists, a summary) of all outstanding contracts, partnerships, joint ventures and other arrangements or understandings (written or oral) between (a) such Company or any of its subsidiaries and (b) any physician, hospital, HMO, other managed care organization or other third-party provider relating to the provision of medical or consulting services, treatments, patient referrals or similar activities.

                                   ARTICLE V

                   Representations and Warranties of Insight

  InSight represents and warrants to AHSC and MHC with respect to itself and with respect to AHSC Sub and MHC Sub, as follows:

  5.1. Organization. Such Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has the corporate power to carry on its business as it is now being conducted or presently proposed to be conducted. Such Company has delivered to the other Companies complete and correct copies of its Certificate of Incorporation and Bylaws or other organizational documents. Such Company has not engaged in any business since the date of its incorporation other than as contemplated hereby.

  5.2. Capitalization. The authorized capital stock of InSight consists of twenty-five million (25,000,000) shares of common stock, par value $0.001 per share, and three million five hundred thousand (3,500,000) shares of preferred stock, par value $0.001 per share ("InSight Preferred Stock"). As of the date hereof, one thousand (1,000) InSight Shares are issued and outstanding and owned of record and beneficially only by AHSC and MHC in equal proportions. There are no shares of InSight Preferred Stock outstanding. All of the issued and outstanding InSight Shares are validly issued, fully paid, nonassessable and free of preemptive rights or similar rights created by statute, the Certificate of Incorporation or Bylaws of InSight or any agreement to which InSight or any of its subsidiaries is a party or by which it is bound. There are not now, and at the Effective Time there will not be, any other shares of capital stock of InSight issued or outstanding or any options, warrants, subscriptions, calls, rights, convertible securities or other agreements or commitments obligating InSight to issue, transfer or sell any shares of its capital stock except pursuant to this Agreement, that certain Preferred Stock Acquisition Agreement dated on or about the date hereof, by and among AHSC, MHC, InSight and General Electric Company acting through GE Medical Systems ("Preferred Stock Acquisition Agreement") and those certain agreements dated on or about the date hereof by and among each of the preferred stockholders of AHSC and InSight, AHSC and Maxum ("Preferred Stockholders Agreements"). Except as provided for in this Agreement, after the Effective Time, InSight will have no obligation to issue, transfer or sell any shares of its capital stock pursuant to any employee benefit plan or otherwise. Other than as contemplated by this Section and Section 7.7 hereof, immediately after the Effective Time, there will be no option, warrant, call, right or agreement obligating InSight or any subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any InSight Shares or obligating InSight or any subsidiary to grant, extend or enter into any such option, warrant, call, right or agreement. All of the issued and outstanding capital stock of AHSC Sub and MHC Sub is owned beneficially and of record by InSight and, in each case, consists solely of one thousand (1,000) shares of common stock, $0.001 par value per share.

  5.3. Authority Relative to this Agreement. Such Company has the corporate power to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by such Company and the consummation by such Company of the transactions contemplated hereby have been duly authorized by the Board of Directors of such Company and by InSight, as sole stockholder of such company, and no other corporate proceedings on the part of such Company are necessary to approve this Agreement or the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Company and constitutes a valid and binding agreement of such Company, enforceable against such Company in accordance with its terms.

                                  ARTICLE VI
                    Conduct of Business Pending the Mergers

  6.1. Conduct of Business Pending the Mergers. Except as contemplated by this Agreement, each Company agrees on its own behalf and on behalf of its subsidiaries that, without the prior written consent of the other Companies, during the period from the date of this Agreement and continuing until the Effective Time:

    (a) the respective businesses of each Company and its subsidiaries shall be conducted only in the ordinary and usual course of business and consistent with past practices;

    (b) such Company and its subsidiaries shall not (i) sell or pledge or agree to sell or pledge any stock owned by it in any of its subsidiaries;
  (ii) amend its Certificate of Incorporation, as applicable, or Bylaws; or
  (iii) split, combine or reclassify any shares of its outstanding capital stock, or declare, set aside or pay any dividend or other distribution payable in cash, stock or property in respect of its capital stock, or directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or other securities or shares of the capital stock or other securities of any of its subsidiaries;

    (c) such Company and its subsidiaries shall not (i) authorize for issuance, issue, sell, pledge, dispose of, encumber, deliver or agree to commit to issue, sell, pledge or deliver any additional shares of, or rights of any kind to acquire any shares of, its capital stock of any class or exchangeable into shares of stock of any class or any Voting Debt (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), except that the Company may issue Shares required to be issued upon exercise of existing stock options, warrants or similar plans, or under other contractual commitments previously made, which options, warrants, plans or commitments have been disclosed in writing to the other Companies pursuant hereto, and except for Preferred Stock to be issued to General Electric Company acting through GE Medical Systems pursuant to a Preferred Stock Acquisition Agreement dated on or about the date hereof ("Preferred Stock Acquisition Agreement"); (ii) acquire, dispose of, transfer, lease, license, mortgage, pledge or encumber any fixed or other substantial assets other than in the ordinary course of business and consistent with past practices; (iii) incur, assume or prepay any material indebtedness, liability or obligation or any other material liabilities or issue any debt securities other than in the ordinary course of business and consistent with past practices; (iv) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person (other than a subsidiary) in a material amount other than in the ordinary course of business and consistent with past practices; (v) make any material loans, advances or capital contributions to, or investments in, any other person, other than to subsidiaries, other than in the ordinary course of business and consistent with past practices; (vi) fail to maintain adequate insurance consistent with past practices for their businesses and properties; or (vii) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing;

    (d) such Company shall use its best efforts to preserve intact the business organization of the Company and its subsidiaries, to keep available the services of its and their present officers and key employees, and to preserve the goodwill of those having business relationships with it and their respective subsidiaries; provided, however, that no breach of this covenant shall be deemed to have occurred if a failure to comply with this Section 6.1(d) occurs as a result of any matter arising out of the transactions contemplated by this Agreement or any acquisition proposals made to such Company or the public announcement thereof;

    (e) such Company and its subsidiaries shall not knowingly take or allow to be taken or fail to take any action which act or omission would jeopardize the qualification of the transfer of ownership of the stock of AHSC and MHC to InSight in exchange for InSight stock pursuant to the Mergers as a transaction described in Section 351(a) of the Code; and

    (f) such Company and its subsidiaries shall use all reasonable efforts to prevent any representation or warranty of such Company herein from becoming untrue or incorrect in any material respect.

  6.2. Conduct of Business of InSight, AHSC Sub and MHC Sub. During the period from the date of this Agreement to the Effective Time, InSight, AHSC Sub and MHC Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

  6.3. Compensation Plans. During the period from the date of this Agreement and continuing until the Effective Time, each Company agrees as to itself and its subsidiaries that, other than the agreements referred to in Section 2.5 hereof or as set forth on Exhibit 6.3 hereto, it will not, without the prior written consent of the other Companies (except as required by applicable law or pursuant to existing contractual arrangements or other plans or commitments as otherwise disclosed to the other Companies in writing pursuant hereto):

    (a) enter into, adopt or amend any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, employment, severance or other employee benefit plan, agreement, trust, plan, fund or other arrangement between such Company and one or more of its officers, directors or employees, in each case so as to materially increase the benefits thereunder (collectively, "Compensation Plans");

    (b) grant or become obligated to grant any increase in the compensation or fringe benefits of directors, officers or employees (including any such increase pursuant to any Compensation Plan) or any increase in the compensation payable or to become payable to any officer, except, with respect to employees other than officers, for increases in compensation in the ordinary course of business consistent with past practice, or enter into any contract, commitment or arrangement to do any of the foregoing, except for normal increases and non-stock benefit changes in the ordinary course of business consistent with past practice;

    (c) institute any new employee benefit, welfare program or Compensation
  Plan;

    (d) make any change in any Compensation Plan or other employee welfare or benefit arrangement or enter into any employment or similar agreement or arrangement with any employee; or

    (e) enter into or renew any contract, agreement, commitment or arrangement providing for the payment to any director, officer or employee of such Company of compensation or benefits contingent, or the terms of which are materially altered in favor of such individual, upon the occurrence of any of the transactions contemplated by this Agreement.

  6.4. Current Information. From the date of this Agreement to the Effective Time, each Company will cause one or more of its designated representatives to confer on a regular and frequent basis (not less than semi-monthly) with representatives of the other Companies and to report the general status of its ongoing operations and to deliver to the other Companies (not less than quarterly) unaudited consolidated balance sheets and related consolidated statements of income, stockholders equity and cash flows for the period since the last such report. Each Company will promptly notify the others of any material change in the normal course of business or in its subsidiaries' properties.

  6.5. Letters of Companies' Accountants. Each of AHSC and MHC shall use all reasonable efforts to cause to be delivered to itself, to InSight and to the other Companies a so-called "comfort" letter of such Company's independent auditors with respect to the financial statements and other financial information of such Company included in the Registration Statement, each such letter dated a date within two (2) business days before the date on which the Registration Statement shall become effective and addressed to each of AHSC, MHC and InSight, and in a form reasonably approved by the recipients prior to delivery thereof.

  6.6. Legal Conditions to Merger. Each Company shall, and shall cause its subsidiaries to, use all reasonable efforts to (a) take, or cause to be taken, all actions necessary to comply promptly with all legal requirements which may be imposed on such party or its subsidiaries with respect to the Merger and to consummate the transactions contemplated by this Agreement, subject to the appropriate vote or consent of stockholders, and (b) obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any governmental entity and/or any other public or private third party which is required to be obtained or made by such party or any of its subsidiaries in connection with the Merger and the transactions contemplated by this Agreement. Each Company will promptly cooperate with and furnish information to the other in connection with any such burden suffered by, or requirement imposed upon, any of them or any of their subsidiaries in connection with the foregoing.

  6.7. Affiliates. Prior to the mailing to the stockholders of each Company of the Proxy Statement, each Company shall deliver to the other a letter identifying all persons who are, at the time this Agreement is submitted for approval to the stockholders of such Company, "affiliates" of such Company, for purposes of Rule 145 under the Securities Act. Each Company shall use all reasonable efforts to cause each person named in the letter delivered by it to deliver to the other Companies at least ten (10) days prior to the Closing Date a written "affiliates" agreement, in customary form, restricting the disposition by such person of the InSight Shares to be received by such person in the Mergers, as contemplated by Rule 145 under the Securities Act and as required to cause such person to be an owner of the InSight stock immediately after the Mergers for purposes of Section 351 of the Code. Certificates surrendered for exchange by any person constituting an "affiliate" of a Company within the meaning of Rule 145 under the Securities Act shall not be exchanged by the Exchange Agent for InSight Shares pursuant to Section 3.2 hereof until InSight has received such agreement described in the preceding sentence.

  6.8. Advice of Changes; Government Filings. Each party shall confer on a regular and frequent basis with the other, report on operational matters and promptly advise the other orally and in writing of any change or event having, or which, insofar as can reasonably be foreseen, could have, a Material Adverse Effect on such party or which would cause or constitute a material breach of any of the representations, warranties or covenants of such party contained herein. Each Company shall file all reports required by regulation to be filed by it with the SEC between the date of this Agreement and the Effective Time and shall deliver to the other party copies of all such reports promptly after the same are filed. Except where prohibited by applicable statutes and regulations, each party shall promptly provide the other (or its counsel) with copies of all other filings made by such party with any state or federal government entity in connection with this Agreement or the transactions contemplated hereby.

  6.9. Accounting Methods. No Company shall change its methods of accounting in effect at December 31, 1994, except as required by changes in generally accepted accounting principles as concurred in by such party's independent auditors.

                                  ARTICLE VII

                             Additional Agreements

  7.1. Access and Information.

  (a) Each Company and their respective subsidiaries shall each afford to the other and to the other's financial advisors, legal counsel, accountants, consultants and other representatives access, during normal business hours throughout the period from the date hereof to the Effective Time, to all of its books, records, properties, facilities, personnel commitments and records (including, but not limited to, any tax returns), and, during such period, each shall furnish promptly to the other all information concerning its business, properties and personnel as such other party may reasonably request. No investigation pursuant to this Section 7.1 shall affect any representations or warranties made herein or the conditions to the obligations of the respective parties to consummate the Mergers.

  (b) All information furnished by any Company to another Company pursuant hereto shall be treated as the sole property of the party furnishing the information until consummation of the Merger contemplated hereby. The parties will hold any such information that is nonpublic in confidence to the extent required by, and in accordance with, the confidentiality agreements which they have previously entered into.

  7.2 Acquisition Proposals. Each Company and their respective subsidiaries will not, and will use their best efforts to cause their respective directors, officers, employees, financial advisors, legal counsel, accountants and other agents and representatives (for purposes of this Section 7.2 only, being referred to as "affiliates") not to, initiate, solicit, or encourage, directly or indirectly, or take any other action to facilitate any inquiries or the making of any proposal with respect to, or except to the extent required in the exercise of the fiduciary duties of its Board of Directors under applicable law as advised by independent counsel, engage or participate in negotiations concerning, provide any nonpublic information or data to or have any discussions with any person other than a party hereto or their affiliates relating to, any acquisition, tender offer (including a self-tender offer), exchange offer, merger, consolidation, acquisition of beneficial ownership of or the right to vote securities representing ten percent (10%) or more of the total voting power of such entity or any of its subsidiaries, dissolution, business combination, purchase of all or any significant portion of the assets or any division of, or any equity interest in, such entity or any subsidiary, or similar transaction other than the Mergers (such proposals, announcements or transactions being referred to as "Acquisition Proposals"). Each Company will promptly notify the others orally and in writing if any such Acquisition Proposal (including the terms thereof and identity of the persons making such proposals) is received and furnish to the other parties hereto a copy of any written proposal.

  7.3 Registration Statement. As promptly as practicable, the Companies shall prepare and file with the SEC the Registration Statement with respect to the InSight Shares to be issued in the Mergers hereunder and use their best efforts to have the Registration Statement declared effective. The Companies shall also use their best efforts to take any action required to be taken under state securities or blue sky laws in connection with the issuance of InSight Shares pursuant hereto. Each Company shall furnish all information concerning such Company and the Holders of its capital stock and shall take such other action as may be reasonably requested in connection with such Registration Statement and issuance of InSight Shares.

  7.4 Proxy Statements; Stockholder Approvals. AHSC and MHC, acting through their respective Boards of Directors, shall, in accordance with applicable law and their Certificate of Incorporation and Bylaws;

    (a) promptly and duly call, give notice of, convene and hold as soon as practicable following the date upon which the Registration Statement becomes effective a meeting of their respective stockholders for the purpose of voting to approve and adopt this Agreement and shall use their respective best efforts, except to the extent the Board of Directors reasonably believes is otherwise required by its fiduciary duty, to obtain such stockholders' approval;

    (b) except to the extent the Board of Directors reasonably believes is otherwise required by its fiduciary duty, recommend approval and adoption of this Agreement by the stockholders of such Company, and include in the Proxy Statement such recommendations, and take all lawful action to solicit such approvals; and

    (c) as promptly as practicable, prepare and file with the SEC a preliminary Proxy Statement and, after consultation with each other, respond to any comments of the SEC with respect to the preliminary Proxy Statement and cause the definitive Proxy Statement to be mailed to their respective stockholders. Whenever any event occurs which should be set forth in an amendment or a supplement to the Proxy Statement or any filing required to be made with the SEC, each party will promptly inform the other and will cooperate in filing with the SEC and/or mailing to stockholders such amendment or supplement. The Proxy Statement, and all amendments and supplements thereto, shall comply with applicable law and be in form and substance reasonably satisfactory to each such Company.

  7.5 Stock Listing. The Companies shall take such action as may be necessary or desirable to apply for the listing of the InSight Shares to be issued pursuant to the Merger on the NASDAQ Small Cap Market.

  7.6. Employee Benefit Plans. It is the Companies' present intent to provide after the Effective Time to continuing employees of each Company and their subsidiaries employee benefit programs that in the aggregate are generally not less favorable to such employees than those being provided to such employees on the date of this Agreement.

  7.7 Stock Options, Warrants, Debentures and Other Agreements. As of the Effective Time, any stock options, warrants, convertible securities or other contractual commitments to purchase or issue Shares of AHSC or MHC that are outstanding both as of the date hereof and at the Effective Time (whether or not contingent or otherwise requiring further shareholder approval) shall be assumed by InSight and converted into an option warrant, convertible security or other contractual commitment, as the case may be, to purchase or issue, on the same terms and conditions (including, without limitation, the date and exercise provisions) as were applicable prior to the Effective Time, the number of InSight Shares equal to the number of Shares subject to such stock option, warrant, convertible security or other contractual commitment multiplied by the applicable Exchange Ratio, at an exercise price per InSight Share equal to the former exercise price per Share under such stock option, warrant, convertible security or other contractual commitment immediately prior to the Effective Time (without taking into account any antidilution formula) divided by the applicable Exchange Ratio; provided, however, that in the case of any employee stock option to which
Section 421 of the Code applies by reason of its qualification under Section 422 of the Code, the conversion formula shall be adjusted, if necessary, to comply with Section 424(a) of the Code. No stock option or warrant shall be converted into an option or warrant to purchase a partial InSight Share. Except as provided in this section, the converted stock options, warrants, convertible securities or other contractual commitments shall be assumed by InSight under their same terms and conditions, but shall not be subject to further stockholder approval. InSight agrees that, as soon as reasonably practicable after the Effective Time, it will cause to be filed one or more Registration Statements on Form S-8 under the Securities Act to register the InSight Shares issuable upon exercise of the aforesaid converted options or warrants, and, at or prior to the Effective Time, InSight shall take all corporate action necessary to reserve for issuance a sufficient number of InSight Shares for delivery upon exercise of the options and warrants, conversion of convertible securities or otherwise pursuant to other contractual commitments assumed pursuant to this Section 7.7. The consummation of the Merger shall not be considered a termination of employment or service pursuant to the AHSC or MHC option plans or outstanding stock options so long as the optionee remains in the employment or service of InSight or one of its direct or indirect subsidiaries. The Merger shall not cause any such stock options to terminate or require any holder thereof to exercise a stock option in order to prevent its termination, whether such termination would be in whole or in part. With respect to stock options outstanding as of the date hereof and at the Effective Time that were granted to non-employee directors of AHSC or MHC who will not continue as directors of InSight or its subsidiaries, such stock options shall be converted into InSight options that do not terminate because of termination of service by the optionee. InSight shall issue substitute option agreements consistent with this section after the Effective Time.

  7.8 Director and Officer Indemnification. All rights to indemnification and advancement of expenses existing in favor of the directors, officers and agents of any Company ("Indemnified Parties") under the provisions existing on the date hereof of any Company's Certificate of Incorporation, Bylaws or indemnification agreements shall survive the Effective Time for at least six
(6) years thereafter (including any directors' and officers' liability insurance theretofore maintained, if such insurance remains available for such period on commercially reasonable terms), and InSight agrees to indemnify and advance expenses to the Indemnified Parties to the full extent required or permitted by any Company under the provisions existing on the date hereof of any Company's Certificate of Incorporation, Bylaws or indemnification agreements. For purposes of the above sentence, commercially reasonable terms shall mean $150,000 for the first year and reducing by a factor of twenty-five percent (25%) for each of the next five (5) successive years. In the event the payment of such amount for any year is insufficient to maintain such insurance, or equivalent coverage cannot otherwise be obtained, InSight shall purchase as much such insurance as may be purchased for the amount indicated.

  7.9 Public Announcements. So long as this Agreement is in effect, each Company agrees that it will obtain the approval of the other party prior to issuing any press release and will use its best efforts to consult with the others before otherwise making any public statement or responding to any press inquiry with respect to this Agreement or the transactions contemplated hereby, except as may be required by law or any governmental agency if required by such agency or the rules of the National Association of Securities Dealers, Inc.

  7.10 Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby and thereby shall be paid by the party incurring such expenses, except that if the Merger is not consummated, AHSC and MHC shall share equally the expenses incurred in connection with printing and mailing the Proxy Statement and the Registration Statement and all filing fees with the SEC, under state blue sky laws and with NASDAQ; provided that if the Merger is not consummated because a party is in breach of this Agreement or its stockholders fail to approve the Merger, said party shall reimburse the other for its legal costs.

  7.11. Additional Agreements.

  (a) Subject to the terms and conditions herein provided, including, without limitation, those set forth in the last sentence of Section 6.6 hereof, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including using all reasonable efforts to obtain all necessary waivers, consents and approvals, and to effect all necessary registrations and filings. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and/or directors of the Companies shall take all such necessary action.

  (b) Subject to the terms and conditions herein provided, each Company will cooperate with the others and use all reasonable efforts to prepare all necessary documentation to effect promptly all necessary filings and to obtain all necessary permits, consents, approvals, orders and authorizations of or any exemptions by all third parties and governmental bodies necessary to consummate the transactions contemplated by this Agreement.

  (c) Each party will keep the other party apprised of the status of any inquiries made of such party by the SEC or any other governmental agency or authority or members of their respective staffs with respect to this Agreement or the transactions contemplated herein.

                                 ARTICLE VIII

                   Conditions to Consummation of the Mergers

  8.1. Conditions to All Companies' Obligation to Effect the Mergers. The respective obligations of all Companies to effect the transactions contemplated herein shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any one of which may be waived by all, but not less than all, Companies:

    (a) The execution, delivery and consummation of the Master Debt Restructuring Agreement among General Electric Company, General Electric Capital Corporation, InSight, AHSC and MHC, which is an exhibit to the Preferred Stock Acquisition Agreement.

    (b) The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement, shall have been initiated or threatened in writing by the SEC.

    (c) This Agreement and the transactions contemplated hereby shall have been approved and adopted by the requisite vote of the stockholders of each Company in accordance with applicable law.

    (d) No preliminary or permanent injunction or other order by any federal, state or foreign court of competent jurisdiction which prohibits the consummation of either Merger shall have been issued and remain in effect. No statute, rule, regulation, executive order, stay, decree or judgment shall have been enacted, entered, issued, promulgated or enforced by any court or governmental authority which prohibits or restricts the consummation of either Merger or related transactions. Other than the filing of the Certificates of Merger with the Secretary of State of Delaware, all authorizations, consents, orders or approvals of, or declarations or filings with, and all expirations of waiting periods imposed by, any governmental entity (all of the foregoing, "Consents") which are necessary for the consummation of the Merger, other than Consents which, if not obtained, would have no material adverse effect on the consummation of the Mergers or on the Surviving Corporations and their subsidiaries, taken as a whole, shall have been filed, occurred or been obtained (all such permits, approvals, filings and consents and the lapse of all such waiting periods being referred to as the "Requisite Regulatory Approvals") and all such Requisite Regulatory Approvals shall be in full force and effect. All state securities or blue sky permits and other authorizations necessary to issue the InSight Shares in exchange for the Shares of AHSC and MHC and to consummate the Merger shall have been received.

    (e) There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to any Merger, by any federal or state governmental entity which, in connection with the grant of a Requisite Regulatory Approval, imposes any condition or restriction upon any Surviving Corporations or its subsidiaries (or, in the case of any disposition of assets required in connection with such Requisite Regulatory Approval, upon any Company or its subsidiaries), including without limitation, requirements relating to the disposition of assets, which in any such case would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement as to render inadvisable the consummation of the Merger.

    (f) The aggregate amount of cash required to be paid on account of all Excluded Shares, as provided for in Section 3.6 hereof, shall not exceed ten percent (10%) of the value of the InSight Shares issuable in exchange for Shares of AHSC and MHC at the Effective Time.

    (g) InSight (or, as applicable, the respective Companies) shall have taken all necessary action to adopt the option plan and shall have offered to enter into the agreements referred to in Section 2.5 hereof.

  8.2 Conditions to Obligation of Each Company to Effect the Merger. The obligation of each Company to effect the Merger shall be further subject to the satisfaction at or prior to the Effective Time of the following additional conditions, which may be waived by such Company:

    (a) Each of the other Companies shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Effective Time and the representations and warranties of the other Companies contained in this Agreement shall be true and correct in all material respects at and as of the Effective Time as if made at and as of such time, except as contemplated by this Agreement, and each Company shall have received a certificate of the chairman of the Board, the president or an executive vice president of each of the other Companies as to the satisfaction of this condition.

    (b) Each Company shall have received an opinion of its outside counsel dated as of the Effective Time, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the transfer of stock of AHSC and MHC to InSight by the existing stockholders of AHSC and MHC in exchange for Insight stock pursuant to the Mergers will be treated as a transfer of property to a controlled corporation within the meaning of Section 351 of the Code. In addition, each Company shall have received the opinion of its, and the other Companies' respective, outside counsel dated the Closing Date and addressed to itself and all other Companies covering the additional matters set forth in Exhibit 8.2(b) hereto.

    (c) Each Company shall have obtained the consent or approval of each person whose consent or approval shall be required in connection with the transactions contemplated hereby under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument, except those for which failure to obtain such consents and approval would not, individually or in the aggregate, have a Material Adverse Effect on the Surviving Corporation and its subsidiaries taken as a whole or upon the consummation of the transactions contemplated hereby.

  8.3 Conditions to Obligation of MHC to Effect the Merger. The obligation of MHC to effect the Merger shall be further subject to the fulfillment of the obligations of each of the record holders of the AHSC Series B Preferred Stock as set forth in the Preferred Stockholders Agreements.

                                  ARTICLE IX

                       Termination, Amendment and Waiver

  9.1. Termination. This Agreement may be terminated and the Mergers contemplated hereby abandoned at any time prior to the Effective Time, whether before or after approval by the stockholders of the Companies:

    (a) by mutual written consent of all of the Companies;

    (b) by any Company if the Mergers shall not have been consummated on or before September 30, 1996;

    (c) by any Company upon termination of the Preferred Stock Acquisition Agreement by GE Medical Systems, provided that such company is not then in breach of its obligations under this Agreement or the Preferred Stock Acquisition Agreement;

    (d) by any Company if there shall have been any material breach of a material obligation of another Company hereunder and, if such breach is curable, such default shall have not been remedied within ten (10) days after receipt by the other Company, as the case may be, of notice in writing from such Company specifying such breach and requesting that it be remedied; provided that such ten (10) day period shall be extended for so long as the other Company shall be making diligent attempts to cure such default;

    (e) by any Company if the Board of Directors of any other Company shall have withdrawn or modified in a manner adverse to the others its approval or recommendation of this Agreement or the Mergers, or shall have resolved to do the same;

    (f) by any Company if any court of competent jurisdiction in the United States or other United States governmental body shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting any Merger and such order, decree, ruling or any other action shall have become final and non-appealable; or

    (g) by any Company upon written notice to the others if any approval of the stockholders of a Company required for the consummation of the Merger submitted for their approval shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of stockholders or at any adjournment thereof.

  9.2. Effect of Termination. In the event of termination of this Agreement as provided above, this Agreement shall forthwith become of no further effect and, except for a termination resulting from a breach by a party of this Agreement, there shall be no liability or obligation on the part of any Company or their respective officers or directors (except as set forth in Section 7.1(b) hereof and except for Sections 7.10, 10.2, 10.4, 10.5, 10.6 and
10.10 hereof which shall survive the termination). Nothing contained in this
Section 9.2 shall relieve any party from liability for willful breach of this Agreement that results in termination of this Agreement. Upon request therefor, each party will redeliver all documents, work papers and other material of any other party relating to the transactions contemplated hereby, whether obtained before or after the execution hereof, to the party furnishing same.

  9.3. Amendment. This Agreement may be amended by action taken at any time before or after approval hereof by the stockholders of the Companies, but, after any such approval, no amendment shall be made which alters the Exchange Ratio or which in any way materially adversely affects the rights of such stockholders, without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

  9.4. Waiver. At any time prior to the Effective Time, the parties hereto may
(a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Such waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

                                   ARTICLE X

                              General Provisions

  10.1. Survival of Representations, Warranties and Agreements. No representations, warranties or agreements contained herein shall survive beyond the Effective Time except that the agreements contained in Sections 2.3, 3.1, 3.2, 3.3, 3.4, 7.7, 7.9, 7.11(a), 10.1, 10.4, 10.5, 10.6, 10.7 and
10.10 hereof, and all other agreements of InSight, shall survive beyond the Effective Time.

  10.2. Brokers. AHSC represents and warrants to the other Companies that, except for its financial advisors, Shattuck Hammond Partners, no broker, finder or financial advisor is entitled to any brokerage, finder's or other fee or commission in connection with the Mergers or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of AHSC, and that a true and complete copy of the engagement letter between AHSC and Shattuck Hammond Partners dated May 3, 1995 has previously been delivered to the other Companies. MHC represents and warrants to the other Companies that, except for its financial advisors, Principal Financial Securities, Inc., no broker, finder or financial advisor is entitled to any brokerage, finder's or other fee or commission in connection with the Mergers or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of MHC, and that a true and complete copy of the engagement letter between MHC and Principal Financial Securities, Inc. dated May 16, 1995, as amended on June 16, 1995, has previously been delivered to the other Companies.

  10.3. Notices. All notices, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by telex or telecopy or mailed by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or such other addresses for a party as shall be specified by like notice):

  (a) If to AHSC, Insight, AHSC Sub or MHC Sub, to:

    American Health Services Corp.
    4440 Von Karman Avenue, Suite 320
    Newport Beach, CA 92660
    Attention: Thomas V. Croal

  With a copy to:

    Arent Fox Kintner Plotkin & Kahn
    1050 Connecticut Avenue, N.W.
    Washington, D.C. 20036
    Attention: Gerald P. McCartin, Esq.

  (b) If to MHC, InSight, AHSC Sub or MHC Sub, to:

    Maxum Health Corp.
    14850 Quorum Drive, Suite 400
    Dallas, TX 75240
    Attention: Chairman of the Board

  With a copy to:

    Storey Armstrong Steger & Martin, P.C.
    4600 Fountain Place
    1445 Ross Avenue
    Dallas, TX 75202

    Attention: Stephen C. Morton, Esq.

  10.4. Descriptive Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

  10.5. Entire Agreement; Assignment. This Agreement (including the Exhibits and other documents and instruments referred to herein) and the confidentiality agreement referenced in Section 7.1(b) hereof (a) constitute the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties or any of them, with respect to the subject matter hereof; (b) are not intended to confer upon any other person any rights or remedies hereunder; and (c) shall not be assigned by operation of law or otherwise. In this regard, each of AHSC and MHC represent and warrant that such party has no arrangement or understanding with any other party to this Agreement with respect to a merger or similar transaction in the event this Agreement is terminated.

  10.6. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the state of Delaware without giving effect to the provisions thereof relating to conflicts of law.

  10.7. Parties in Interest. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefit or remedies of any nature whatsoever or by reason of this Agreement.

  10.8. Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

  10.9 Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.

  10.10 Jurisdiction and Venue. Each party hereto hereby agrees that any proceeding relating to this Agreement and the Mergers shall be brought in a state court of Delaware. Each party hereto hereby consents to personal jurisdiction in any such action brought in any such Delaware court, consents to service of process by registered mail made upon such party and such party's agent, and waives any objection to venue in any such Delaware court or to any claim that such Delaware court is an inconvenient forum.

  10.11 Investigation. The respective representations and warranties of each Company contained herein or in the certificates or other documents delivered prior to the Closing shall not be deemed waived or otherwise affected by any investigation made by any party hereto.

  10.12 Consents. For purposes of any provision of this Agreement requiring, permitting or providing for the consent of any Company, the written consent of the chairman of the Board or chief executive officer of a Company shall be sufficient to constitute such consent.

  IN WITNESS WHEREOF, each Company has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the date first above written.

AMERICAN HEALTH SERVICES CORP.            MAXUM HEALTH CORP.


By:       /s/ E. Larry Atkins             By:        /s/ Glenn P. Cato
Name:       E. Larry Atkins               Name:        Glenn P. Cato
Title:         President                  Title:         President


AHSC ACQUISITION COMPANY                  MXHC ACQUISITION COMPANY


By:       /s/ E. Larry Atkins             By:        /s/ Glenn P. Cato
Name:       E. Larry Atkins               Name:        Glenn P. Cato
Title:         President                      Senior Executive Vice President--
                                                                     Operations
                                          Title:

INSIGHT HEALTH SERVICES CORP.

By:       /s/ E. Larry Atkins
Name:       E. Larry Atkins
Title:         President

(LETTERHEAD ART)                                                     APPENDIX B

                                     (ART)

                                                              February 23, 1996

Board of Directors
Maxum Health Corp.
14850 Quorum Drive
Suite 400
Dallas, Texas 75240

Dear Board of Directors:

  Principal Financial Securities, Inc. ("PFS") understands that Maxum Health Corp. ("Maxum"), is contemplating entering into an Agreement and Plan of Merger to be dated as of February 26, 1996 (the "Merger Agreement") among American Health Services Corp. ("AHS"), Maxum, InSight Health Services Corp., a newly formed Delaware corporation ("InSight"), and two wholly owned subsidiaries of InSight--AHSC Acquisition Company, a Delaware corporation ("AHSC Acquisition"), and MXHC Acquisition Company, a Delaware corporation ("MXHC Acquisition"). Pursuant to the Merger Agreement, (1) AHSC Acquisition will merge into AHS and MXHC Acquisition will merge into Maxum (collectively, the "Merger"), (2) each outstanding share of common stock, $.03 par value, of AHS ("AHS Common Stock") will be converted into the right to receive .1 shares of common stock, $.001 par value, of InSight ("InSight Common Stock"), (3) each outstanding share of Series B Senior Convertible Preferred Stock, $.03 par value, of AHS ("AHS Preferred Stock"), which is convertible into 100 shares of AHS Common Stock, will be converted into the right to receive 10 shares of InSight Common Stock, (4) each outstanding share of common stock, $.01 par value, of Maxum ("Maxum Common Stock") will be converted into the right to receive .598 shares of InSight Common Stock, and (5) each outstanding option, warrant or other right to purchase AHS Common Stock and Maxum Common Stock will be converted into the right to acquire on the same terms and conditions shares of InSight Common Stock, with the number and exercise price adjusted based on the applicable exchange ratio for the underlying AHS and Maxum Common Stock. In exchange for certain financial accommodations by General Electric Medical Systems and an affiliate (collectively, "GEMS"), the primary creditors/lessors of each of AHS and Maxum, and as a condition precedent to the Merger, (i) AHS will issue to GEMS an aggregate of 1,000,000 shares of Series C Preferred Stock, par value $.03 per share, of AHS (the "AHS Series C Preferred Stock") and (ii) Maxum will issue to GEMS an aggregate of 15,000 shares of Series B Preferred Stock, par value $.01 per share (the "Maxum Series B Preferred Stock") pursuant to a Preferred Stock Acquisition Agreement to be dated as of February 26, 1996. In accordance with the Merger Agreement, at the effective date of the Merger, the AHS Series C Preferred Stock and the Maxum Series B Preferred Stock held by GEMS will be converted into the right to receive, in the aggregate, 2,501,760 shares of Series A Convertible Preferred Stock, par value $.001 per share, of InSight (the "InSight Series A Preferred Stock"), which at the closing, will be convertible into a number of shares of InSight Common Stock such that it will constitute approximately 48% of the outstanding InSight Common Stock at the effective time of the Merger, and subject to adjustment upon issuance of stock pursuant to the exercise of options and warrants outstanding at the effective time. In addition, in connection with the consummation of the Merger, the warrants previously issued to GEMS by AHS to acquire 1,589,072 shares of AHS Common Stock and warrants previously issued to GEMS by Maxum to acquire 700,000 shares of Maxum Common Stock will be canceled. Furthermore, upon consummation of the Merger, GEMS will receive an increase in its fees under maintenance agreements with InSight and its subsidiaries as more fully provided in exhibits to the Preferred Stock Acquisition Agreement (the "'Supplemental Service Fee"). InSight may terminate the Supplemental Service Fee at any time by making a payment to GEMS equal to $8,000,000 minus the discounted value (calculated at a discount rate of 15% per annum) of Supplemental Service Fee payments made to date at the time of the payment. You have asked us to advise you as to the fairness of the Merger, from a financial point of view, to the current stockholders of Maxum.

  In arriving at our opinion, we have:

    1. Reviewed the Merger Agreement, the Preferred Stock Acquisition Agreement and certain related agreements;

    2. Reviewed internal financial projections of Maxum prepared by the management of Maxum for the twelve month periods ending December 31, 1995, 1996, 1997, 1998, 1999 and 2000;

    3. Reviewed internal financial projections of InSight prepared by the management of Maxum and AHS including statements of operations for the twelve month periods ending December 31, 1996 and December 31, 1997, and balance sheets as of June 30, 1996;

    4. Reviewed the historical stock prices and trading volume of Maxum Common Stock;

    5. Reviewed the financial terms, to the extent publicly available, of certain comparable transactions, which are similar in certain respects to the Merger;

    6. Discussed with the management of Maxum the operations of and business prospects for Maxum assuming Maxum did not consummate the Merger;

    7. Discussed with management of Maxum and AHS the operations of and business prospects for InSight and the anticipated financial results of the Merger, including the effect of the Supplemental Service Fee to be due to GEMS upon the future anticipated financial results of InSight;

    8. Compared the historical and projected financial results of Maxum to comparable publicly traded companies which are similar in certain respects to Maxum;

    9. Compared the proforma historical and projected financial results of InSight to comparable publicly traded companies which are similar in certain respects to InSight;

    10. Considered such other information, financial studies and analyses, and financial, economic and market criteria as we deemed relevant.

  In rendering our opinion, we have relied upon and assumed, without independent verification, the accuracy, completeness and fairness of all of the financial and other information that was reviewed by us from public sources, or provided to us by either Maxum or AHS or any of their representatives. We have also relied, without independent investigation, upon the estimates of the management of Maxum and AHS of the operating synergies achievable as a result of the Merger. With respect to the financial projections supplied to us for Maxum, AHS and InSight, we have assumed that all such information has been reasonably derived on bases reflecting the best currently available estimates and judgments of Maxum's management as to the future operating and financial performance of Maxum, AHS's management as to the future operating and financial performance of AHS, and the management of Maxum and AHS as to the future operating and financial performance of InSight, including the effect of the Supplemental Service Fee to be due to GEMS upon the future anticipated financial results of InSight. In addition, we have not made an independent evaluation or appraisal of the assets of Maxum, AHS or InSight. We have assumed that the Merger will be, in all respects, in compliance with all laws and regulations that are applicable to Maxum, InSight or the proposed Merger.

  Our opinion is based solely upon the information set forth herein as reviewed by us and circumstances, including economic, market and financial conditions, existing as to the date hereof. Events occurring after the date hereof could materially affect the assumptions used both in preparing this opinion and in the documents and projections reviewed by us. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof.

  We are not opining, and were not requested by you to opine, as to the fairness of any aspect of the Merger other than the financial terms of the Merger applicable to the stockholders of Maxum. We are expressing no opinion herein as to the prices at which the common stock of InSight will trade at any time. Our opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote on the Merger.

  We have acted as financial advisor to the Board of Directors in connection with the Merger and will receive a fee for our services. It is understood that this letter is for the information of the Board of Directors and, without our prior written consent, other than as required by law or judicial process, is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other written document used in connection with this offering or sale of securities, nor shall this letter be used for any other purposes, except that this letter may be filed with the Securities and Exchange Commission as an exhibit and included in the Joint Proxy Statement of the Registration Statement on the Form S-4 in which the Joint Proxy Statement, as hereafter modified, is included.

  As a part of our investment banking business, we regularly issue fairness opinions and are continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions, and valuations for estate, corporate and other purposes. In the ordinary course of business, Principal Financial Securities, Inc. and its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt or equity securities or options on securities of Maxum.

  Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that on the date hereof, the consideration to be received by the current stockholders of Maxum pursuant to the Merger is fair, from a financial point of view, to the current stockholders of Maxum.

                                          Very truly yours,

                                          (ART)

                                          PRINCIPAL FINANCIAL SECURITIES, INC.

                                                                     APPENDIX C

    (ART)

                                                              February 22, 1996

Board of Directors
American Health Services Corp.
4440 Von Karman Ave.
Newport Beach, CA 92660

Members of the Board of Directors:

  Shattuck Hammond Partners, Inc. ("SHP") understands that American Health Services Corp. ("AHS") is contemplating entering into an Agreement and Plan of Merger, to be dated as of, February 23, 1996 (the "Merger Agreement"), among AHS, Maxum Health Corp. ("Maxum"), InSight Health Services Corp., a newly formed Delaware corporation ("InSight"), and two wholly owned subsidiaries of InSight--AHSC Acquisition Company, a Delaware corporation ("AHSC Acquisition"), and MXHC Acquisition Company, a Delaware corporation ("MXHC Acquisition"). Pursuant to the Merger Agreement, (1) AHSC Acquisition will merge into AHS and MXHC Acquisition will merge into Maxum (collectively, the "Merger"), (2) each outstanding share of common stock, $.03 par value, of AHS ("AHS Common Stock") will be converted into the right to receive .1 shares of common stock ("AHS Common Stock Exchange Ratio"), $.001 par value, of InSight ("InSight Common Stock"), (3) each outstanding share of Series B Senior Convertible Preferred Stock, $.03 par value, of AHS ("AHS Preferred Stock"), which is convertible into 100 shares of AHS Common Stock, will be converted into the right to receive 10 shares of InSight Common Stock, (4) each outstanding share of common stock, $.01 par value, of Maxum ("Maxum Common Stock") will be converted into the right to receive .598 shares of InSight Common Stock, and (5) each outstanding option, warrant or other right to purchase AHS Common Stock or Maxum Common Stock, as the case may be, will be converted into the right to acquire on the same terms and conditions shares of InSight Common Stock, with the number and exercise price adjusted based on the applicable exchange ratio for the underlying AHS or Maxum Common Stock.

  In exchange for certain financial accommodations by General Electric Medical Systems and an affiliate (collectively, "GE"), the primary creditors/lessors of each of AHS and Maxum, and as a condition precedent to the Merger, (i) AHS will issue to GE 1,000,000 shares of Series C Preferred Stock, par value $.03 per share, of AHS (the "AHS Series C Preferred Stock"), and (ii) Maxum will issue to GE 15,000 shares of Series B Preferred Stock, par value $.01 per share (the "Maxum Series B Preferred Stock") pursuant to a Preferred Stock Acquisition Agreement to be dated as of February 23, 1996 ("Preferred Stock Acquisition Agreement"). In accordance with the Merger Agreement, at the effective date of the Merger, the AHS Series C Preferred Stock and the Maxum Series B Preferred Stock held by GE will be converted into the right to receive, in the aggregate, 2,501,760 shares of Series A Convertible Preferred Stock, par value $.001 per share which is convertible into a number of shares of InSight Common Stock representing 48% of the outstanding InSight Common Stock at the effective time of the Merger, and subject to adjustment upon issuance of stock pursuant to the exercise of options and warrants outstanding at the effective time. In addition, in connection with the Merger, warrants previously issued to GE by AHS to acquire 1,589,072 shares of AHS Common Stock and warrants previously issued to GE by Maxum to acquire 700,000 shares of Maxum Common Stock will be canceled. Furthermore, upon consummation of the Merger, GE will receive an increase in its fees under maintenance agreements with InSight and its subsidiaries as more fully provided in exhibits to the Preferred Stock Acquisition Agreement (the "Supplemental Service Fee"). InSight may terminate the Supplemental Service Fee at any time by making a payment to GE equal to $8,000,000 minus the discounted value (calculated at a discount rate of 15% per annum) of Supplemental Service Fee payments made to date at the time of the payment.

  You have asked for our opinion, as investment bankers, as to the fairness, from a financial point of view, as of the date hereof, of the AHS Common Stock Exchange Ratio to the holders of common stock of AHS. For the purposes of this opinion, we have: (i) reviewed certain publicly available business and historical financial information relating to each of AHS and Maxum; (ii) reviewed certain financial information and other data provided to us by AHS and Maxum that is not publicly available relating to the business and prospects of each company and InSight; (iii) discussed the businesses, operations and prospects of AHS, Maxum and InSight with the respective managements of AHS and Maxum; (iv) reviewed the Merger Agreement and the Preferred Stock Acquisition Agreement and certain related agreements; (v) reviewed the historical market prices and trading values of AHS Common Stock and Maxum Common Stock; (vi) reviewed publicly available financial and stock market data with respect to other publicly traded companies in lines of business we believe to be generally comparable to those of AHS and Maxum;
(vii) reviewed the exchange ratios implied by the historical stock prices of AHS Common Stock and Maxum Common Stock; and (viii) conducted such other studies, analyses, investigations and inquiries, and considered such other information, as we deemed relevant.

  In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us by AHS and Maxum or obtained by us from other sources, and we have relied upon the assurances of AHS and Maxum's respective managements that they are unaware of any information or facts that would make the information provided to us incomplete or misleading. We have not independently verified such information, undertaken an independent appraisal of the assets or liabilities (contingent or otherwise) of AHS or Maxum or been furnished with any such appraisals. With respect to financial forecasts furnished to us by AHS and Maxum with regard to AHS, Maxum and InSight, we have been advised by the management of AHS and Maxum, as the case may be, and we have assumed, that they have been reasonably prepared and reflect the best currently available estimates and judgment of the management of AHS and Maxum, as the case may be, as to the expected future financial performance of AHS, Maxum and InSight, including the effect of the Supplemental Service Fee payable to GE upon the future anticipated results of InSight. We have also assumed, on the basis of advice from AHS's independent public accountants and counsel, that the Merger will be treated as a purchase transaction in accordance with generally accepted accounting principles and as a tax free reorganization for Federal income tax purposes.

  Our opinion is necessarily based upon market, economic and other conditions that exist and can be evaluated as of the date of this letter, and on information available to us as of the date hereof. We disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting the opinion expressed herein which may come or be brought to our attention after the date hereof. In arriving at this opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of AHS or any of its assets. No other limitations were imposed upon us by AHS with respect to the investigations to be made or procedures to be followed by us in rendering our opinion.

  As part of its investment banking business, Shattuck Hammond Partners Inc. is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. We have acted as financial advisor to AHS in connection with the transactions described in this letter, have received a retainer fee and will receive additional fees for our services which are contingent upon the consummation of the Merger. In addition, it is contemplated that an employee of SHP will accept an appointment to the Board of Directors of InSight following the consummation of the Merger.

  The opinion expressed herein does not constitute a recommendation as to any action the Board of Directors or any stockholder of AHS should take in connection with the Merger. We have expressed no opinion as to the value of the securities of InSight to be issued to holders of AHS Common Stock upon consummation of the Merger, or the prices at which such securities may trade at any time. Further, we express no opinion herein as to the structure, terms or effect of any other aspect of the Merger, including, without limitation, the tax consequences thereof.

  It is understood that this letter is for the information of the Board of Directors of AHS in connection with its evaluation of the fairness, from a financial point of view, as of the date hereof, of the AHS Common Stock Exchange Ratio to the holders of common stock of AHS and for inclusion in the Joint Proxy Statement of AHS and Maxum relating to the Merger. Without limiting the foregoing, in rendering this opinion, we have not been engaged to act as an agent or fiduciary for AHS's common stockholders or any other third party.

  Based upon and subject to the foregoing, it is our opinion, as investment bankers, that, as of the date hereof, the AHS Common Stock Exchange Ratio is fair to the holders of AHS common stock from a financial point of view.

                                          Very truly yours,

                                          (ART)

                                          Shattuck Hammond Partners Inc.

                                                                     APPENDIX D

                   DELAWARE GENERAL CORPORATION LAW, (S)262

  262 APPRAISAL RIGHTS.--(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S)228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

  (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S)251, 252, 254, 257, 258, 263 or 264 of this title:

    (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in /1/subsections (f) or (g) of (S)251 of this title.

    (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to
  (S)(S)251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

      a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

      b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

      c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

      d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

    (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S)253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

  (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

  (d) Appraisal rights shall be perfected as follows:

    (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

    (2) If the merger or consolidation was approved pursuant to (S)228 or 253 of this title, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the corporation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares.

  (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

  (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

  (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

  (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

  (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

  (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

  (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection
(d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court and such approval may be conditioned upon such terms as the Court deems just.

  (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 79, L. '95, eff. 7-1-95.)

                                                                     APPENDIX E

                         INSIGHT HEALTH SERVICES CORP.
                        1996 EMPLOYEE STOCK OPTION PLAN

  InSight Health Services Corp., a Delaware corporation (the "Corporation") sets forth herein the terms of this InSight Health Services Corp. 1996 Employee Stock Option Plan (the "Plan") as follows:

1. PURPOSE

  The Plan is intended to advance the interests of the Corporation by providing eligible individuals (as designated pursuant to Section 4 below) with an opportunity to develop a proprietary interest in the Corporation, which will thereby create strong performance incentives for such persons to maximize the growth and success of the Corporation and its subsidiaries, and will encourage such eligible individuals to remain in the employ or service of the Corporation, or one or more of its subsidiaries. A stock option granted under the Plan (an "Option") may be (i) an "incentive stock option" within the meaning of section 422 of the Internal Revenue Code of 1986, as amended from time to time (the "Code"), or (ii) an Option that is not an incentive stock option.

2. ADMINISTRATION

  (a) Board. The Plan shall be administered by the Board of Directors of the Corporation (the "Board"), which shall have the full power and authority to take all actions, and to make all determinations required or provided for under the Plan or any Option granted or Option Agreement (as defined in Section 8 below) entered into hereunder, and all such other actions and determinations not inconsistent with the specific terms and provisions of the Plan deemed by the Board to be necessary or appropriate to the administration of the Plan or any Option granted or Option Agreement entered into hereunder. The interpretation and construction by the Board of any provision of the Plan or of any Option granted or Option Agreement entered into hereunder shall be final and conclusive.

  (b) Committee. The Board may from time to time appoint a committee (the "Committee") consisting of not less than two members of the Board, none of whom shall be an officer or other salaried employee of the Corporation or any of its subsidiaries, and each of whom shall qualify in all respects as a "disinterested person" as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934. The Board, in its sole discretion, may provide that the role of the Committee shall be limited to making recommendations to the Board concerning any determinations to be made and actions to be taken by the Board pursuant to or with respect to the Plan, or the Board may delegate to the Committee such powers and authorities related to the administration of the Plan, as set forth in Section 2(a) above, as the Board shall determine, consistent with the Certificate of Incorporation and By-Laws of the Corporation and applicable law. The Board may remove members, add members, and fill vacancies on the Committee from time to time, all in accordance with the Corporation's Certificate of Incorporation and By-Laws, and with applicable law.

  (c) No Liability. No member of the Board or of the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Option granted or Option Agreement entered into hereunder.

  (d) Delegation to the Committee. In the event that the Plan or any Option granted or Option Agreement entered into hereunder provides for any action to be taken by or determination to be made by the Board, such action may be taken by or such determination may be made by the Committee if the power and authority to do so has been delegated to the Committee by the Board as provided for in Section 2(b) above. Unless otherwise expressly determined by the Board, any such action or determination by the Committee shall be final and conclusive.

  (e) Action by the Board. The Board may act under the Plan other than by, or in accordance with the recommendations of, the Committee, constituted as set forth in Section 2(b) above, only if all of the members of the Board are "disinterested persons" as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934.

3. STOCK

  The stock that may be issued pursuant to Options granted under the Plan shall be shares of Common Stock, par value $0.001 per share, of the Corporation (the "Stock"), which shares may be treasury shares or authorized but unissued shares. The number of shares of Stock that may be issued pursuant to Options granted under the Plan shall not exceed in the aggregate 664,433 shares, which number of shares is subject to adjustment as hereinafter provided in Section 17 below. If any Option expires, terminates, or is terminated for any reason prior to exercise in full, the shares of Stock that were subject to the unexercised portion of such Option shall be available for future Options granted under the Plan.

4. ELIGIBILITY

  Options may be granted under the Plan to any full-time employee or independent contractor of the Corporation or any "subsidiary corporation" thereof within the meaning of Section 424(f) of the Code (a "Subsidiary") (including any such employee who is an officer or director of the Corporation or any Subsidiary) as the Committee shall determine and designate from time to time prior to expiration or termination of the Plan. The term "independent contractor" shall include a person who is not an employee of the Corporation or a Subsidiary, and is not a director of the Corporation, but such person may be a director of a Subsidiary.

5. EFFECTIVE DATE AND TERM OF THE PLAN

  (a) Effective Date. The Plan shall be effective as of the date on which the merger described in that certain Agreement and Plan of Merger dated as of February 26, 1996, by and among the Corporation, American Health Services Corp., AHSC Acquisition Company, Maxum Health Corp, and MXHC Acquisition Company becomes effective.

  (b) Term. No Options may be granted under the Plan on or after the date ten years after the effective date.

6. GRANT OF OPTIONS

  Subject to the terms and conditions of the Plan, the Board may, at any time and from time to time, prior to the date of termination of the Plan, grant to such eligible individuals as the Board may determine ("Optionees"), Options to purchase such number of shares of the Stock on such terms and conditions as the Board may determine, including any terms or conditions which may be necessary and appropriate to qualify such Options as "incentive stock options" under Section 422 of the Code. The date on which the Board approves the grant of an Option shall be considered the date on which such Option is granted.

7. LIMITATION ON INCENTIVE STOCK OPTIONS

  An Option may constitute an incentive stock option to the extent that the aggregate fair market value (determined at the time the option is granted) of the stock with respect to which incentive stock options are exercisable for the first time by any Optionee during any calendar year (under the Plan and all other plans of the Optionee's employer corporation and its parent and subsidiary corporations within the meaning of Section 422(d)(1) of the Code) does not exceed $100,000.

8. OPTION AGREEMENTS

  All Options granted pursuant to the Plan shall be evidenced by written agreements ("Option Agreements"), to be executed by the Corporation and by the Optionee, in such form or forms and with such terms as the Board shall from time to time determine. Option Agreements covering Options granted from time to time or at the same time need not contain similar provisions; provided however, that no Option Agreements shall be inconsistent with this Plan.

9. OPTION PRICE

  The purchase price of each share of the Stock subject to an Option (the "Option Price") shall be fixed by the Board and stated in each Option Agreement. For an incentive stock option, the Option Price shall be not less than the greater of par value or one hundred percent of the fair market value of a share of the Stock on the date the Option is granted; provided however, that in the event the Optionee would otherwise be ineligible to receive an incentive stock option by reason of the provisions of Sections 422(b)(6) of the Code (relating to stock ownership of more than ten percent), the Option Price of an Option which is intended to be an incentive stock option shall be not less than the greater of par value or one hundred and ten percent of the fair market value of a share of Stock at the time such Option is granted. In the event that the Stock is listed on an established national or regional stock exchange, is admitted to quotation on The Nasdaq Stock Market, or is publicly traded in an established securities market, in determining the fair market value of the Stock, the Board shall use: the closing price of the Stock on such exchange or System or in such market (the highest such closing price if there is more than one such exchange or market) on the trading date when the Option is granted; or, if there is no such closing price, then the Board shall use the mean between the highest bid and lowest asked prices or between the high and low prices on such date; or, if no sale of the Stock has been made on such day, on the next preceding day on which any such sale shall have been made; or such other method as the Board may determine. With respect to the grant of an Option that is not an incentive stock option, the Option Price shall not be less than the greater of: (i) fifty percent of the fair market value of the Stock on the date of grant, or (ii) its par value.

10. TERM AND EXERCISE OF OPTIONS

  (a) Term. Each Option granted under the Plan shall terminate and all rights to purchase shares thereunder shall cease upon the date as may be fixed by the Board and stated in the Option Agreement relating to such Option; provided, however, that in the event the Optionee would otherwise be ineligible to receive an incentive stock option by reason of the provisions of Sections 422(b)(6) of the Code (relating to stock ownership of more than ten percent), an Option granted to such Optionee which is intended to be an incentive stock option shall in no event be exercisable after the expiration of five years from the date it is granted. All options granted under the Plan shall terminate no later than ten (10) years from the date of grant.

  (b) Option Period and Limitations on Exercise. Each Option shall be exercisable, in whole or in part, at any time and from time to time during the term of the Option, at such times, and with such conditions, as the Board shall determine and set forth in the Option Agreement relating to such Option. Without limiting the foregoing, the Board, subject to the terms and conditions of the Plan, may in its sole discretion provide that an Option may not be exercised in whole or in part for any period or periods of time during which such Option is outstanding; provided, however, that any such time limitation on the exercise of an Option contained in any Option Agreement may be rescinded, modified or waived by the Board, in its sole discretion, at any time and from time to time after the date of grant of such Option, so as to remove such time limitations.

  (c) Method of Exercise and Payment. An Option that is exercisable hereunder may be exercised by delivery to the Corporation on any business day, at its principal office, addressed to the attention of the Corporate Secretary, of written notice of exercise, which notice shall specify the number of shares with respect to which the Option is being exercised, and shall be accompanied by payment in full of the Option Price of the shares for which the Option is being exercised. The minimum number of shares of Stock with respect to which an Option may be exercised, in whole or in part, at any time shall be the lesser of 100 shares or the maximum number of shares available for purchase under the Option at the time of exercise. Payment of the Option Price for the shares of Stock purchased pursuant to the exercise of an Option shall be made
(i) in cash or in cash equivalents; (ii) with the consent of the Board, through the tender to the Corporation of shares of Stock, which shares shall be valued, for purposes of determining the extent to which the Option Price has been paid thereby, at their fair market value (determined in the manner described in Section 9 above) on the date of exercise; or (iii) by a combination of the methods described in (i) and (ii). If shares of Stock are surrendered by an officer of the Corporation (as the term "officer" is defined in Section 15(c) below) for payment and the Stock surrendered was acquired pursuant to an option of the Corporation, then six (6) months must have elapsed since the date of grant of such option. The payment in full of the Option Price need not accompany the written notice of exercise provided the notice of exercise directs that the Stock certificate or certificates for the shares for which the Option is exercised be delivered to a licensed broker acceptable to the Corporation as the agent for the individual exercising the Option and, at the time such Stock certificate or certificates are delivered, the broker shall tender to the Corporation cash (or cash equivalents acceptable to the Corporation) equal to the Option Price for the shares of Stock purchased pursuant to the exercise of the Option plus the amount (if any) of federal and/or other taxes which the Corporation, may, in its judgment, be required to withhold with respect to the exercise of the Option. An attempt to exercise any Option granted hereunder other than as set forth above shall be invalid and of no force and effect. Promptly after the exercise of an Option and the payment in full of the Option Price of the shares of Stock covered thereby, the individual exercising the Option shall be entitled to the issuance of a Stock certificate or certificates evidencing his ownership of such shares. A separate Stock certificate or certificates shall be issued for any shares purchased pursuant to the exercise of an Option which is an incentive stock option, which certificate or certificates shall not include any shares which were purchased pursuant to the exercise of an Option which is not an incentive stock option. An individual holding or exercising an Option shall have none of the rights of a stockholder until the shares of Stock covered thereby are fully paid and issued to him, and except as provided in Section 17 below, no adjustment shall be made for dividends or other rights for which the record date is prior to the date of such issuance.

  (d) Withholding. The Corporation shall have the right to withhold, or require an Optionee to remit to the Corporation, an amount sufficient to satisfy any applicable federal, state, local or foreign withholding tax requirements imposed with respect to exercise of Options. Subject to the consent of the Board which may be withheld in its sole and absolute discretion, and to the extent permissible under applicable tax, securities, and other laws, an Optionee may (a) have shares of Stock otherwise issuable to the Optionee hereunder withheld, or (b) tender to the Corporation previously acquired shares of Stock, having a fair market value sufficient to satisfy all or part of the Optionee's federal, state and local tax obligations associated with the transaction.

11. TRANSFERABILITY OF OPTIONS

  During the lifetime of an Optionee to whom an Option is granted, only such Optionee (or, in the event of legal incapacity or incompetency, the Optionee's guardian or legal representative) may exercise the Option. No Option shall be assignable or transferable by the Optionee to whom it is granted, other than by will, the laws of descent and distribution, or pursuant to a qualified domestic relations order as defined in Section 414 of the Code, and no Option shall be pledged or hypothecated (by operation of law or otherwise), or subject to execution, attachment or similar process.

12. TERMINATION OF SERVICE OR EMPLOYMENT

  Upon the termination of the employment or service of an Optionee with the Corporation or a Subsidiary, other than by reason of the death or "permanent and total disability" (within the meaning of Section 22(e)(3) of the Code) of such Optionee, any Option granted to an Optionee pursuant to the Plan shall terminate three months after the date of such termination of employment or service, unless earlier terminated pursuant to Section 10(a) above, and such Optionee shall have no further right to purchase shares of Stock pursuant to such Option; provided, however, that the Board may provide, by inclusion of appropriate language in any Option Agreement, that an Optionee may (subject to the general limitations on exercise set forth in Section 10(b)), in the event of termination of employment or service of the Optionee with the Corporation or a Subsidiary, exercise an Option, in whole or in part, at a time subsequent to such termination of employment or service and prior to termination of the Option as provided in Section 10(a) above, either subject to or without regard to any installment limitation on exercise imposed pursuant to Section 10(b) above. Whether a leave of absence or leave on military or government service shall constitute a termination of employment or service for purposes of the Plan shall be determined by the Board, which determination shall be final and conclusive. For purposes of the Plan, a termination of employment or service with the Corporation or a Subsidiary shall not be deemed to occur if the Optionee is immediately thereafter employed with the Corporation or any Subsidiary.

13. RIGHTS IN THE EVENT OF DEATH OR DISABILITY

  (a) Death. If the Optionee dies while employed by or in the service of the Corporation or a Subsidiary, except as is otherwise provided in the Option Agreement relating to such Option, the executors or administrators or legatees or distributees of such Optionee's estate shall have the right (subject to the general limitations on exercise set forth in Section 10(b) above) prior to termination of the Option as provided in Section 10(a) above, to exercise any Option held by such Optionee at the date of such Optionee's death, on such terms as the Board may provide on the Option Agreement.

  (b) Disability. If the Optionee terminates employment or service with the Corporation or a Subsidiary by reason of the "permanent and total disability" (within the meaning of Section 22(e)(3) of the Code) of such Optionee, then such Optionee shall have the right (subject to the general limitations on exercise set forth in Section 10(b) above), within the earlier of (i) one year after such termination, or (ii) the termination of the Option as provided in
Section 10(a) above, to exercise, in whole or in part, any Option held by such Optionee at the date of such termination of employment or service on such terms as the Board may provide in the Option Agreement, provided, however, that the Board may provide, by inclusion of appropriate language in the Option Agreement, that the Optionee may (subject to the general limitations on exercise set forth in Section 10(b) above), in the event of the termination of employment or service of the Optionee with the Corporation or a Subsidiary by reason of the "permanent and total disability" (within the meaning of Section 22(e)(3) of the Code) of such Optionee, exercise an Option, in whole or in part, at any time subsequent to such termination and prior to termination of the Option as provided in Section 10(a) above, either subject to or without regard to any installment limitation on exercise imposed pursuant to Section 10(b) above. Whether a termination of employment or service is to be considered by reason of "permanent and total disability" for purposes of this Plan shall be determined by the Board, which determination shall be final and conclusive.

14. USE OF PROCEEDS

  The proceeds received by the Corporation from the sale of Stock pursuant to Options granted under the Plan shall constitute general funds of the Corporation.

15. REQUIREMENTS OF LAW

  (a) Violations of Law. The Corporation shall not be required to sell or issue any shares of Stock under any Option if the sale or issuance of such shares would constitute a violation by the individual exercising the Option or the Corporation of any provisions of any law or regulation of any governmental authority, including without limitation any federal or state securities laws or regulations. Specifically in connection with the Securities Act of 1933 (as now in effect or as hereafter amended), upon exercise of any Option, unless a registration statement under such Act is in effect with respect to the shares of Stock covered by such Option, the Corporation shall not be required to sell or issue such Shares unless the Board has received evidence satisfactory to it that the holder of such Option may acquire such shares pursuant to an exemption from registration under such Act. Any determination in this connection by the Board shall be final, binding, and conclusive. The Corporation may, but shall in no event be obligated to, register any securities covered hereby pursuant to the Securities Act of 1933 (as now in effect or as hereafter amended). The Corporation shall not be obligated to take any affirmative action in order to cause the exercise of an Option or the issuance of shares pursuant thereto to comply with any law or regulation of any governmental authority. As to any jurisdiction that expressly imposes the requirement that an Option shall not be exercisable unless and until the shares of stock covered by such Option are registered or are subject to an available exemption from registration the exercise of such Option (under circumstances in which the laws of such jurisdiction apply) shall be deemed conditioned upon the effectiveness of such registration or the availability of such an exemption.

  (b) Compliance with Rule 16b-3. The Plan is intended to comply with Rule 16b-3 or its successor rule, promulgated under the Securities Exchange Act of 1934. With respect to persons subject to Section 16 of the Securities Exchange Act of 1934, any provision of the Plan or action of the Plan administrators that is inconsistent with such Rule shall be deemed null and void to the extent permitted by law and deemed advisable by the Board.

  (c) Holding Period for Executives. With respect to Options granted to officers of the Corporation (as the term "officer" is defined in the rules promulgated under Section 16 of the Securities Exchange Act of 1934), at least six (6) months must elapse from the date of grant of the Option and (i) any disposition of the Option (not including its exercise), or (ii) any disposition of the underlying Stock. This Section 15(c) is a requirement pursuant to said Rule 16b-3 and it may be modified or eliminated by the Board if it is no longer needed for compliance with said rule.

16. AMENDMENT AND TERMINATION OF THE PLAN

  The Board may, at any time and from time to time, amend, suspend or terminate the Plan as to any shares of Stock as to which Options have not been granted; provided, however, that no amendment by the Board shall, without approval of the stockholders (a) materially change the requirements as to eligibility to receive Options; (b) increase the maximum number of shares of Stock in the aggregate that may be sold pursuant to Options granted under the Plan (except as permitted under Section 17 hereof); (c) change the minimum Option Price set forth in Section 9 hereof (except as permitted under Section 17 hereof); (d) increase the maximum period during which Options may be exercised; (e) extend the term of the Plan; or (f) materially increase the benefits accruing to eligible individuals under the Plan. Except as permitted under Section 17 hereof, no amendment, suspension or termination of the Plan shall, without the consent of the holder of the Option, alter or impair rights or obligations under any Option theretofore granted under the Plan.

17. EFFECT OF CHANGES IN CAPITALIZATION

  (a) Changes in Stock. If the outstanding shares of Stock are increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Corporation by reason of any recapitalization, reclassification, stock split-up, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock, or other increase or decrease affecting such outstanding shares generally that is effected without receipt of consideration by the Corporation, occurring after the effective date of the Plan, the number and kinds of shares for the purchase of which Options may be granted under the Plan shall be adjusted proportionately and accordingly by the Board. In addition, the number and kind of shares for which Options are outstanding shall be adjusted proportionately and accordingly so that the proportionate ownership interest of the holder of the Option immediately following such event shall, to the extent practicable, be the same as immediately prior to such event. Any such adjustment in outstanding Options shall not change the aggregate Option Price payable with respect to shares subject to the unexercised portion of the Option outstanding but shall include a corresponding proportionate adjustment in the Option Price per share. If there is a distribution payable in the capital stock of a subsidiary corporation of the Corporation ("Spin-off Shares"), to the extent consistent with Treasury Regulation Section 1.425-1(a)(6) or the corresponding provision of any subsequent regulation, each outstanding Option shall thereafter additionally pertain to the number of Spin-off Shares that would have been received in such distribution by a shareholder of the Corporation who owned a number of shares of Stock equal to the number of shares that are subject to the Option at the time of such distribution, and the aggregate Option Price of the Option shall be allocated between the Spin-off Shares and the Stock in proportion to the relative fair market values of a Spin-off Share and a share of Stock immediately after the distribution of Spin-off Shares.

  (b) Reorganization in Which the Corporation Is the Surviving Corporation. If the Corporation shall be the surviving corporation in any reorganization, merger, or consolidation of the Corporation with one or more other corporations, any Option theretofore granted pursuant to the Plan shall pertain to and apply to the securities to which a holder of the number of shares of Stock subject to such Option would have been entitled immediately following such reorganization, merger, or consolidation, with a corresponding proportionate adjustment of the Option Price per share so that the aggregate Option Price thereafter shall be the same as the aggregate Option Price of the shares remaining subject to the Option immediately prior to such reorganization, merger, or consolidation.

  (c) Reorganization in Which the Corporation Is Not the Surviving Corporation; Sale of Assets or Stock. Upon the dissolution or liquidation of the Corporation, or upon a merger, consolidation or reorganization of the

Corporation with one or more other corporations in which the Corporation is not the surviving corporation, or upon a sale of substantially all of the assets of the Corporation to another corporation, or upon any transaction (including, without limitation, a merger or reorganization in which the Corporation is the surviving corporation) approved by the Board which results in any person or entity owning eighty percent or more of the combined voting power of all classes of stock of the Corporation, the Plan and all Options outstanding hereunder shall terminate, except to the extent provision is made in writing in connection with such transaction for the continuation of the Plan and/or the assumption of the Options theretofore granted, or for the substitution for such Options of new options covering the stock of a successor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kinds of shares and exercise prices, in which event the Plan and Options theretofore granted shall continue in the manner and under the terms so provided. In the event of any such termination of the Plan, each individual holding an Option shall have the right (subject to the general limitations on exercise set forth in Section 10(b) above), immediately prior to the occurrence of such termination and during such period occurring prior to such termination as the Board in its sole discretion shall determine and designate, to exercise such Option in whole or in part, whether or not such Option was otherwise exercisable at the time such termination occurs and without regard to any installment limitation on exercise imposed pursuant to
Section 10(b) above. The Board shall send written notice of an event that will result in such a termination to all individuals who hold Options not later than the time at which the Corporation gives notice thereof to its stockholders.

  (d) Adjustments. Adjustments under this Section 17 related to stock or securities of the Corporation shall be made by the Board, whose determination in that respect shall be final, binding, and conclusive. No fractional shares of Stock or units of other securities shall be issued pursuant to any such adjustment, and any fractions resulting from any such adjustment shall be eliminated in each case by rounding downward to the nearest whole share or unit.

  (e) No Limitations on Corporation. The grant of an Option pursuant to the Plan shall not affect or limit in any way the right or power of the Corporation to make adjustments, reclassifications, reorganizations or changes of its capital or business structure or to merge, consolidate, dissolve or liquidate, or to sell or transfer all or any part of its business or assets.

18. DISCLAIMER OF RIGHTS

  No provision in the Plan or in any Option granted or Option Agreement entered into pursuant to the Plan shall be construed to confer upon any individual the right to remain in the employ or service of the Corporation or any Subsidiary, or to interfere in any way with the right and authority of the Corporation or any Subsidiary either to increase or decrease the compensation of any individual at any time, or to terminate any employment or other relationship between any individual and the Corporation or any Subsidiary.

19. NONEXCLUSIVITY OF THE PLAN

  Neither the adoption of the Plan nor the submission of the Plan to the stockholders of the Corporation for approval shall be construed as creating any limitations upon the right and authority of the Board to adopt such other incentive compensation arrangements (which arrangements may be applicable either generally to a class or classes of individuals or specifically to a particular individual or individuals) as the Board in its discretion determines desirable, including, without limitation, the granting of stock options otherwise than under the Plan.

20. GOVERNING LAW.

  THE VALIDITY, INTERPRETATION AND EFFECT OF THIS PLAN, AND THE RIGHTS OF ALL PERSONS HEREUNDER, SHALL BE GOVERNED BY AND DETERMINED IN ACCORDANCE WITH THE LAWS OF DELAWARE, OTHER THAN THE CHOICE OF LAW RULES THEREOF.

21. GENDER AND NUMBER.

  Except as otherwise indicated by the context, words in the masculine gender when used in this Plan shall include the feminine gender, the singular shall include the plural, and the plural shall include the singular.

22.  HEADINGS.

  The headings herein are for convenience only and shall not be used in interpreting the Plan.

                                 * * * * * * *

                                                                     APPENDIX F

                         INSIGHT HEALTH SERVICES CORP.
                       1996 DIRECTORS' STOCK OPTION PLAN

1. NAME AND PURPOSE.

  1.1 This plan is the INSIGHT 1996 DIRECTORS' STOCK OPTION PLAN (the "Plan").

  1.2 The purposes of the Plan are to enhance the Corporation's ability to attract and retain highly qualified individuals to serve as members of the Corporation's Board of Directors and to provide additional incentives to Directors to promote the success of the Corporation. The Plan provides Directors of the Corporation an opportunity to purchase shares of the Stock of the Corporation pursuant to Options. Options granted under the Plan shall not constitute "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended.

  1.3 This Plan is intended to constitute a "formula plan" and the Directors are intended to be "disinterested administrators" of Other Plans for purposes of Rule 16b-3 ("Rule 16b-3") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

2. DEFINITIONS.

  For purposes of interpreting the Plan and related documents (including Stock Option Agreements), the following definitions shall apply:

    2.1 "Additional Option" means any Option other than an Initial Option.

    2.2  "Board" means the Board of Directors of the Corporation.

    2.3 "Commencement of Service" means the date of election of the Director to his or her first term as a Director.

    2.4 "Corporation" means InSight Health Services Corp., a Delaware corporation.

    2.5 "Director" means a member of the Corporation's Board who is not an officer or employee of the Corporation or any of its subsidiaries.

    2.6 "Effective Date" means the date on which the merger described in that certain Agreement and Plan of Merger dated as of February 26, 1996 by and among the Corporation, American Health Services Corp. ("AHSC"), AHSC Acquisition Company, Maxum Health Corp. ("MHC") and MXHC Acquisition Company becomes effective, subject to approval of this Plan by the stockholders of AHSC and MHC.

    2.7 "Exercise Price" means the Option Price multiplied by the number of shares of Stock purchased pursuant to exercise of an Option.

    2.8 "Expiration Date" means the termination of the term of a Stock Option Agreement, which term shall in no event exceed the tenth anniversary of the Grant Date.

    2.9 "Fair Market Value" means the value of each share of Stock subject to this Plan determined as follows: If on the Grant Date or other determination date the Stock is listed on an established national or regional stock exchange, is admitted to quotation on The Nasdaq Stock Market, or is publicly traded on an established securities market, the Fair Market Value of the Stock shall be the closing price of the Stock on such exchange or in such market (the highest such closing price if there is more than one such exchange or market) on the trading day immediately preceding the Grant Date or other determination date (or, if there is no such reported closing price, the Fair Market Value shall be the mean between the highest bid and lowest asked prices or between the high and low sale prices on such trading day), or, if no sale of the Stock is reported for such trading day, on the next preceding day on which any sale shall have been reported. If the Stock is not listed on such an exchange, quoted on such System or traded on such a market, Fair Market Value shall be determined by the Board in good faith.

    2.10 "Grant Date" means the date on which an Option is granted pursuant to Section 7 or Section 8 of this Plan.

    2.11 "Initial Option" means an Option received by each Director serving as of the Effective Date, and thereafter upon a Director's Commencement of Service.

    2.12 "Initial Option Shares" means shares of Stock covered by an Initial Option.

    2.13 "Option" means any option to purchase one or more shares of Stock pursuant to this Plan including both Initial Options and Additional Options.

    2.14 "Optionee" means a person who holds an Option under this Plan.

    2.15 "Option Period" means the period during which Options may be exercised as defined in Section 9.

    2.16 "Option Price" means the purchase price for each share of Stock subject to an Option.

    2.17 "Other Plan" means any other stock plan adopted by the Corporation or any of its subsidiaries.

    2.18 "1933 Act" means the Securities Act of 1933, as now in effect or as hereafter amended.

    2.19 "Stock" means the Common Stock, par value $0.001 per share of the Corporation.

    2.20 "Stock Option Agreement" means the written agreement evidencing the grant of an Option hereunder.

3. ADMINISTRATION OF THE PLAN.

  The Plan shall be administered by the Board. The Board's responsibilities under the Plan shall be limited to taking all legal actions necessary to document the Options provided herein, to maintain appropriate records and reports regarding those Options, and to take all actions authorized by this Plan. This administration may be delegated to a committee of the Board.

4. STOCK SUBJECT TO THE PLAN.

  4.1 Shares Available for Grant. Subject to adjustments made pursuant to
Section 4.2, the maximum number of shares of Stock which may be issued pursuant to the Plan shall not exceed 218,000. If any Option expires, terminates or is canceled for any reason before it is exercised in full, the shares of Stock that were subject to the unexercised portion of the Option shall be available for future Options granted under the Plan. Shares to be delivered pursuant to this Plan may be issued, in whole or in part, from the Corporation's authorized but unissued Stock, or from its treasury stock.

  4.2 (a) Changes in Stock. If the outstanding shares of Stock are increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Corporation by reason of any recapitalization, reclassification, stock split-up, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock, or other increase or decrease affecting such outstanding shares generally that is effected without receipt of consideration by the Corporation, occurring after the Effective Date, the number and kinds of shares for the purchase of which Options may be granted under the Plan shall be adjusted proportionately and accordingly by the Board. In addition, the number and kind of shares for which Options are outstanding shall be adjusted proportionately and accordingly so that the proportionate ownership interest of the holder of the Option immediately following such event shall, to the extent practicable, be the same as immediately prior to such event. Any such adjustment in outstanding Options shall not change the aggregate Option Price payable with respect to shares subject to the unexercised portion of the Option outstanding but shall include a corresponding proportionate adjustment in the Option Price per share. If there is a distribution payable in the capital stock of a subsidiary corporation of the Corporation ("Spin-off Shares"), to the extent consistent with Treasury Regulation Section 1.425-1(a)(6) or the corresponding provision of any subsequent regulation, each outstanding Option shall thereafter additionally pertain to the number of Spin-off Shares that would have been received in such distribution by a shareholder of the Corporation who owned a number of shares of

Common Stock equal to the number of shares that are subject to the Option at the time of such distribution, and the aggregate Option Price of the Option shall be allocated between the Spin-off Shares and the Common Stock in proportion to the relative fair market values of a Spin-off Share and a share of Common Stock immediately after the distribution of Spin-off Shares.

  (b) Reorganization in Which the Corporation Survives. If the Corporation shall be the surviving corporation in any reorganization, merger or consolidation of the Corporation with one or more other corporations, any Option theretofore granted pursuant to the Plan shall pertain to and apply to the securities to which a holder of the number of shares of Stock subject to such Option would have been entitled immediately following such reorganization, merger or consolidation, with a corresponding proportionate adjustment of the Option Price per share so that the aggregate Option Price thereafter shall be the same as the aggregate Option Price of the shares remaining subject to the Option immediately prior to such reorganization, merger or consolidation.

  (c) Reorganization in Which the Corporation Does Not Survive; Sale of Stock or Assets. Upon the dissolution or liquidation of the Corporation, or upon a merger, consolidation or reorganization of the Corporation with one or more other corporations in which the Corporation is not the surviving corporation, or upon a sale of all or substantially all of the assets of the Corporation to another corporation, or upon any transaction (including, without limitation, a merger or reorganization in which the Corporation is the surviving corporation) approved by the Board which results in any person or entity owning 80 percent or more of the combined voting power of all classes of stock of the Corporation, the Plan and all Options outstanding hereunder shall terminate, except to the extent provision is made in writing in connection with such transaction for the continuation of the Plan, the assumption of the Options theretofore granted, or for the substitution for such Options of new options covering the stock of a successor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kinds of shares and exercise prices, in which event the Plan (if applicable) and Options theretofore granted shall continue in the manner and under the terms so provided. In the event of any such termination of the Plan and Options, each individual holding an Option shall have the right immediately prior to the occurrence of such termination and during such period occurring prior to such termination as the Board in its sole discretion shall determine and designate, to exercise such Option to the extent that such Option was otherwise exercisable at the time such termination occurs. The Board shall send written notice of an event that will result in such a termination to all individuals who hold Options not later than the time at which the Corporation gives notice thereof to its shareholders.

  (d) Adjustments. Adjustments under this Section 4.2 related to stock or securities of the Corporation shall be made by the Board, whose determination in that respect shall be final, binding, and conclusive. No fractional shares of Stock or units of other securities shall be issued pursuant to any such adjustment, and any fractions resulting from any such adjustment shall be eliminated in each case by rounding downward to the nearest whole share or unit.

  (e) No limitations on Corporation. The grant of an Option pursuant to the Plan shall not affect or limit in any way the right or power of the Corporation to make adjustments, reclassifications, reorganizations or changes of its capital or business structure or to merge, consolidate, dissolve or liquidate, or to sell or transfer all of any part of its business or assets.

5. ELIGIBILITY.

  Eligibility under this Plan is limited to Directors of the Corporation who are not employees of the Corporation or any of its subsidiaries.

6. THE OPTION PRICE.

  The Option Price of the Stock covered by each Option granted under this Plan shall be the greater of the Fair Market Value or the par value of such Stock on the Grant Date. The Option Price shall be subject to adjustment as provided in Section 4.2 hereof.

7. INITIAL OPTIONS.

  (a) Number of Shares and Grant Dates.

  On the Effective Date, each Director then serving on the Board shall be granted an Initial Option to purchase 15,000 shares of Stock. Thereafter, each Director whose Commencement of Service is after the Effective Date shall be granted an Initial Option, as of the Director's Commencement of Service, to purchase 15,000 shares of Stock.

  (b) Vesting; Early Termination.

  Initial Option Shares shall vest each month following the Grant Date on a pro rata basis over a three (3) year period following the Grant Date, so long as continuously during such time period the Optionee remains a Director; or is an employee or independent contractor of the Corporation or one of its subsidiaries; or is a director of one of the Corporation's subsidiaries. Should such service of the Optionee terminate prior to the end of such three
(3) year period, then the vested Initial Options Shares shall be fixed at such time, and should the calculation result in a fractional share, it shall be rounded down to the nearest whole number of shares. The date of expiration of the three (3) year period measured from the Grant Date when the Initial Option Shares become fully vested is hereinafter referred to as the "Full Vesting Date."

8. ADDITIONAL OPTIONS.

  (a) Number of Shares and Grant Dates.

  On the Full Vesting Date, each Optionee still serving as a Director shall be granted an Additional Option to purchase 5,000 shares of Stock. Thereafter, such Optionee, if still serving as a Director, shall be granted an Additional Option to purchase 5,000 shares of Stock on each anniversary of the Full Vesting Date.

  (b) Vesting; Early Termination.

  Additional Options shall vest each month following the Grant Date on a pro rata basis over a period of one (1) year following the Grant Date, so long as continuously during such time period the Optionee remains a Director; or is an employee or independent contractor of the Corporation or one of its subsidiaries; or is a director of one of the Corporation's subsidiaries. Should such service of the Optionee terminate prior to the end of such one (1) year period, then the vested shares pursuant to the Additional Option shall be fixed at such time, and should the calculation result in a fractional share, it shall be rounded down to the nearest whole number of shares.

9. OPTION PERIOD.

  An Option shall be exercisable only during the Option Period. The Option Period shall commence on the Grant Date and shall end at the close of business on the Expiration Date. Termination of the Optionee's status as a Director for any reason shall not cause an Option to terminate.

10. TIMING AND METHOD OF EXERCISE.

  Subject to the limitations of Sections 7(b), 8(b) and 9, an Optionee may, at any time, exercise an Option with respect to all or any part of the shares of Stock then subject to such Option by giving the Corporation written notice of exercise, specifying the number of shares as to which the Option is being exercised. Such notice shall be addressed to the Secretary of the Corporation at its principal office, and shall be effective when actually received (by personal delivery, fax or other delivery) by the Secretary of the Corporation. Such notice shall be accompanied by an amount equal to the Exercise Price of such shares, in the form of any one or combination of the following: cash or cash equivalents; or, in the Board's discretion, in Stock owned by the Optionee valued at Fair Market Value on the date notice is received. If shares of Stock that are acquired by the Optionee through exercise of an Option or an option issued under an Other Plan are surrendered in payment of the Exercise Price of Options, the Stock surrendered in payment must have been (i) held by the Optionee for more than six months at the time of surrender, or (ii) acquired under an Option granted not less than six months prior to the time of surrender. However, payment in full of the Exercise Price need not accompany the written notice of exercise provided the notice of exercise directs that the Stock certificate or certificates for the shares for which the Option is exercised be delivered to a licensed broker acceptable to the Corporation as the agent for the individual exercising the Option and, at the time such Stock certificate or certificates are delivered, the broker tenders to the Corporation cash (or cash equivalents acceptable to the Corporation) equal to the Exercise Price.

11. NO SHAREHOLDER RIGHTS UNDER OPTION.

  No Optionee shall have any of the rights of a shareholder with respect to the shares of Stock subject to an Option except to the extent the certificates for such shares shall have been issued upon the exercise of the Option.

12. CONTINUATION OF SERVICE.

  Nothing in the Plan shall confer upon any person any right to continue to serve as a Director.

13. STOCK OPTION AGREEMENT; DEATH OR DISABILITY.

  Each Option granted pursuant to the Plan shall be evidenced by a written Stock Option Agreement notifying the Optionee of the grant and incorporating the terms of this Plan. The Stock Option Agreement shall be executed by the Corporation and the Optionee, and may have such terms as the Board may determine that are not inconsistent with this Plan. Without limiting what terms may be contained in a Stock Option Agreement, it may provide that in the event of the death or disability of an Optionee (as disability is defined therein), that the provisions in Sections 7(b) and 8(b) requiring an Optionee to remain in the service of the Corporation or one of its subsidiaries in order to vest, do not apply.

14. WITHHOLDING.

  The Corporation shall have the right to withhold, or require an Optionee to remit to the Corporation, an amount sufficient to satisfy any applicable federal, state, local or foreign withholding tax requirements imposed with respect to exercise of Options. Subject to the consent of the Board which may be withheld in its sole and absolute discretion, and to the extent permissible under applicable tax, securities, and other laws, an Optionee may (a) have shares of Stock otherwise issuable to the Optionee hereunder withheld, or (b) tender to the Corporation previously acquired shares of Stock, having a Fair Market Value sufficient to satisfy all or part of the Optionee's federal, state and local tax obligations associated with the transaction.

15. NON-TRANSFERABILITY OF OPTIONS.

  Each Option granted pursuant to this Plan shall, during Optionee's lifetime, be exercisable only by Optionee, and neither the Option nor any right thereunder shall be transferable by the Optionee by operation of law or otherwise other than by will or the laws of descent and distribution, or pursuant to a qualified domestic relations order as defined in Section 414(p)(1)(B) of the Internal Revenue Code of 1986, as amended, and shall not be pledged or hypothecated (by operation of law or otherwise) or subject to execution, attachment or similar processes.

16. USE OF PROCEEDS.

  Cash proceeds realized from the sale of Stock pursuant to Options granted under the Plan shall constitute general funds of the Corporation.

17. ADOPTION, AMENDMENT, SUSPENSION AND TERMINATION OF THE PLAN.

  17.1 The Plan shall be effective as of the Effective Date.

  17.2 Subject to the limitation of Section 17.4, the Board may at any time suspend or terminate the Plan, and may amend it from time to time in such respects as the Board may deem advisable; provided, however, the

Board shall not amend the Plan in the following respects without the approval of stockholders then sufficient to approve the Plan in the first instance:

    (a) To materially increase the benefits accruing to participants under the Plan (for example, to increase the number of Options that may be granted to any Director).

    (b) To increase the maximum number of shares of Stock that may be issued under the Plan;

    (c) To materially modify the requirements as to eligibility for participation in the Plan.

  17.3 No Option may be granted during any suspension or after the termination of the Plan, and no amendment, suspension or termination of the Plan shall, without the Optionee's consent, alter or impair any rights or obligations under any Stock Option Agreement previously entered into under the Plan. This Plan shall terminate ten years after the Effective Date unless previously terminated pursuant to Section 4, or by the Board pursuant to this Section 17, or because no Stock remains available for issuance.

  17.4 Notwithstanding the provisions of Section 17.2, provisions of Sections 7(a) and 8(a) shall not be amended more than once in any six-month period other than to comport with changes in the Internal Revenue Code of 1986, the Employee Retirement Income Security Act of 1974, or the rules promulgated thereunder.

18. REQUIREMENTS OF LAW.

  18.1 The Corporation shall not be required to sell or issue any shares of Stock under any Option if the sale or issuance of such shares would constitute a violation by the individual exercising the Option or the Corporation of any provisions of any law or regulation of any governmental authority, including without limitation any federal or state securities laws or regulations. Specifically in connection with the 1933 Act, upon exercise of any Option, unless a registration statement under such Act is in effect with respect to the shares of Stock covered by such Option, the Corporation shall not be required to sell or issue such shares unless the Board has received evidence satisfactory to the Board that the holder of such Option may acquire such shares pursuant to an exemption from registration under such Act. Any determination in this connection by the Board shall be final, binding, and conclusive. The Corporation may, but shall in no event be obligated to, register any securities covered hereby pursuant to the 1933 Act. The Corporation shall not be obligated to take any affirmative action in order to cause the exercise of an Option or the issuance of shares pursuant thereto to comply with any law or regulation of any governmental authority. As to any jurisdiction that expressly imposes the requirement that an Option shall not be exercisable unless and until the shares of Stock covered by such Option are registered or are subject to an available exemption from registration, the exercise of such Option (under circumstances in which the laws of such jurisdiction apply) shall be deemed conditioned upon the effectiveness of such registration or the availability of such an exemption.

  18.2 The intent of this Plan is to qualify for the exemption provided by Rule 16b-3, or its successor rule or regulation under the Exchange Act. To the extent any provision of the Plan or action by the Board does not comply with the requirements of Rule 16b-3, it shall be deemed inoperative, to the extent permitted by law and deemed advisable by the Board, and shall not affect the validity of the Plan. In the event Rule 16b-3 is revised or replaced, the Board may exercise its discretion to modify this Plan in any respect necessary to satisfy the requirements of the revised exemption or its replacement.

  18.3 At least six (6) months must elapse from the Grant Date before (i) any disposition of the Option (not including its exercise), or (ii) any disposition of the underlying Stock, can be made. This Section 18.3 is a requirement pursuant to Rule 16b-3 and it may be modified or eliminated by the Board if it is no longer needed for such compliance.

19. GOVERNING LAW.

  THE VALIDITY, INTERPRETATION AND EFFECT OF THIS PLAN, AND THE RIGHTS OF ALL PERSONS HEREUNDER, SHALL BE GOVERNED BY AND DETERMINED IN ACCORDANCE WITH THE LAWS OF DELAWARE, OTHER THAN THE CHOICE OF LAW RULES THEREOF.

20. GENDER AND NUMBER.

  Except as otherwise indicated by the context, words in the masculine gender when used in this Plan shall include the feminine gender, the singular shall include the plural, and the plural shall include the singular.

21. HEADINGS.

  The headings herein are for convenience only and shall not be used in interpreting the Plan.

                                 * * * * * * *

                                                                     APPENDIX G

                            THE AHS PLAN AMENDMENTS

AMENDMENT TO 1983 PLAN.

Amend Section V.3.A to state:

    A. Should an Optionee cease to be an employee of the Corporation or its subsidiaries (or a corporation or a parent or subsidiary of such corporation issuing or assuming any option granted to such Optionee under the Plan in a transaction to which Section 425(a) of the Code applies) (other than by reason of death) at any time during the option term, then the period for exercising any option granted such Optionee under the Plan shall be reduced to a period of three (3) months commencing with the date of such cessation of employment, provided that in no event shall any such option be exercisable at any time after the specified expiration date of the option term. Unless otherwise expressly provided pursuant to the terms of such Optionee's written employment agreement with the Corporation or any of its subsidiaries, during such limited period of exercisability any such option may not be exercised for more than the number of shares (if any) for which it is exercisable on the date of the cessation of the employment of such Optionee. Upon the expiration of said three-month period or the expiration of the option term (whichever occurs first), any such option shall terminate and cease to be exercisable. Notwithstanding the foregoing, if an Optionee is "disabled" (as defined by Section 422A(c)(9) of the Code) on the date of such Optionee's cessation of employment, the three-month period of exercise provided herein shall be one (1) year, provided that in no event shall any such option be exercisable at any time after the expiration of the specified option term.

AMENDMENT TO 1987 PLAN.

Add a new section (Section 15), which states:

    15. Effect of Transaction Under Section 425(a) of the
  Code. Notwithstanding any other provision of the Plan, the term of an Option outstanding under the Plan and originally granted to a person who, at the time of the grant, was a director or employee of the Company, shall continue unreduced although the Option Holder has ceased to be a director or employee of the Company, so long as the Option Holder remains a director or employee of a corporation or parent or subsidiary of a corporation that issues or assumes the Option in a transaction to which Section 425(a) of the Code applies (a "Section 425(a) Transaction"). In addition, the Board shall have the discretion to provide that the term of an Option outstanding under the Plan and originally granted to a person who, at the time of the grant, was a director of the Company, shall continue unreduced if: (a) the Option Holder has ceased to be a director of the Company by reason of a
  Section 425(a) Transaction; and (b) the Option is issued or assumed in such transaction.

AMENDMENT TO 1989 PLAN.

Add a new section (Section 12), which states:

    12. Effect of Transaction Under Section 425(a) of the
  Code. Notwithstanding any other provision of the Plan, the term of an option outstanding under the Plan and originally granted to a Participant who, at the time of the grant, was a Director or employee of the Company, shall continue unreduced although the Participant has ceased to be a Director or employee of the Company, Participant has ceased to be a Director or employee of the Company, so long as the Participant remains a Director or employee of a corporation or parent or subsidiary of a corporation that issues or assumed the option in a transaction to which
  Section 425(a) of the Code applies (a "Section 425(a) Transaction"). In addition, the Board shall have the discretion to provide that the term of an option outstanding under the Plan and originally granted to a Participant who, at the time of the grant, was a Director of the Company, shall continue unreduced if: (i) the Participant has ceased to be a Director of the Company by reason of a Section 425(a) Transaction; and (ii) the option is issued or assumed in such transaction.

AMENDMENT TO 1992 PLAN.

Amend Section 8(f) to state:

    (f) Termination of Employment. Except as provided in this Section 8(f) and Section 8(g) hereof, an Option originally granted to a person who, at the time of the grant, was a director or employee of the Company, may not be exercised unless the Optionee is then a director of or in the employ of the Company or any Parent or Subsidiary of the Company (or a corporation or a Parent or Subsidiary of such corporation issuing or assuming the Option in a transaction to which Section 425(a) of the Code applies (a "Section 425(a) Transaction")), and unless the Optionee has remained continuously a director or so employed since the date of grant of the Option. In the event all association of an Optionee with the Company (as an employee, or director or both) shall terminate (other than by reason of death or Disability), all Options or unexercised portions thereof granted to such Optionee which are then exercisable may, unless earlier terminated in accordance with their terms, be exercised within ninety (90) days after such termination; provided, however, that if the association of the Optionee with the Company shall terminate for "cause" (as determined by the Committee), all Options theretofore granted to such Optionee shall, to the extent not theretofore exercised, terminate forthwith. A bona fide leave of absence shall not be considered a termination or break in continuity of employment for any purpose of the Plan so long as the period for such leave does not exceed ninety (90) days or such longer period during which the Optionee's right to reemployment is guaranteed by statute or by contract. Where the period of such leave exceeds ninety (90) days and the Optionee's right to reemployment is not guaranteed, the Optionee's employment will be deemed to have terminated on the ninety-first (91st) day of such leave. Nothing in the Plan or in any Option granted pursuant hereto shall confer upon an employee any right to continue in the employ of the Company or any of its divisions or Parent or Subsidiaries or interfere in any way with the right of the Company or any such divisions or Parent or Subsidiary to terminate such employment at any time. Optionees, who at the time of the grant were neither directors nor employees of the Company, are not subject to the provisions of this Section 8(f). Notwithstanding any other provision of the Plan, the Board shall have the discretion to provide that the term of an Option outstanding under the Plan and originally granted to an Optionee who, at the time of the grant, was a director of the Company, shall continue unreduced if: (i) the Optionee has ceased to be a director of the Company by reason of a Section 425(a) Transaction; and (ii) the option is issued or assumed in such transaction.

                                                                     APPENDIX H

                      MAXUM HEALTH CORP. AND SUBSIDIARIES

                          AND BUSINESS ACQUIRED

                       INDEX TO FINANCIAL STATEMENTS AND
                         FINANCIAL STATEMENT SCHEDULE

                                                                           PAGE
                                                                           ----
MAXUM HEALTH CORP. AND SUBSIDIARIES:
INDEPENDENT AUDITORS' REPORT.............................................. H-2
CONSOLIDATED FINANCIAL STATEMENTS AND NOTES:
  Consolidated Balance Sheets as of December 31, 1995 and 1994............ H-4
  Consolidated Statements of Operations for the years ended December 31,
   1995, 1994 and 1993.................................................... H-6
  Consolidated Statements of Stockholders' Equity (Deficiency) for the
   years ended
   December 31, 1995, 1994 and 1993....................................... H-7
  Consolidated Statements of Cash Flows for the years ended December 31,
   1995, 1994 and 1993.................................................... H-8
  Notes to Consolidated Financial Statements.............................. H-9
SCHEDULE FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED
 DECEMBER 31, 1995:
II Valuation and qualifying accounts...................................... H-20

  All other schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the financial statements and notes thereto.

DAYTON MEDICAL IMAGING RADIOLOGISTS, INC.:
INDEPENDENT AUDITORS' REPORT.............................................. H-21
AUDITED FINANCIAL STATEMENTS AND NOTES:
 Statement of Assets to be Acquired and Liabilities to be Assumed as of
  December 31, 1994....................................................... H-22
 Statement of Operations Related to Contracts to be Acquired
  for the year ended December 31, 1994.................................... H-23
 Notes to Financial Statements............................................ H-24
UNAUDITED FINANCIAL STATEMENTS AND NOTES:
 Statement of Assets to be Acquired and Liabilities to be Assumed as of
  March 31, 1995 (unaudited).............................................. H-25
 Statement of Operations Related to Contracts to be Acquired
  for the three months ended March 31, 1995 (unaudited)................... H-26

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Maxum Health Corp.:

  We have audited the accompanying consolidated balance sheets of Maxum Health Corp. and Subsidiaries (the Company) as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 1995. Our audits also included the financial statement schedule listed in the index on page H-1. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

  The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is experiencing difficulty in generating sufficient cash flow to meet its obligations and sustain its operations. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are described in Notes 1 and 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

Dallas, Texas
March 1, 1996

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

                      MAXUM HEALTH CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1995 AND 1994
                             (AMOUNTS IN THOUSANDS)

                                                                1995    1994
                                                               ------- -------
ASSETS (Note 7)
CURRENT ASSETS:
  Cash and cash equivalents................................... $ 1,870 $ 6,950
  Trade accounts receivable, net (Note 5).....................   6,916   5,639
  Other receivables, net......................................     490   1,138
  Other current assets........................................   1,704   1,035
                                                               ------- -------
    Total current assets......................................  10,980  14,762
DIAGNOSTIC EQUIPMENT HELD FOR SALE............................     172     575
PROPERTY AND EQUIPMENT (Note 8):
  Vehicles....................................................     967   1,030
  Land, building and leasehold improvements...................   1,623     560
  Computer and office equipment...............................   2,521   2,274
  Diagnostic and related equipment............................   6,577   4,110
  Equipment and vehicles under capital leases.................  10,976   6,784
                                                               ------- -------
  Total property and equipment................................  22,664  14,758
  Less: accumulated depreciation..............................  10,278   9,486
                                                               ------- -------
    Property and equipment, net...............................  12,386   5,272
INVESTMENTS IN PARTNERSHIPS (Note 12).........................     442     357
NET INVESTMENT IN DIRECT-FINANCING LEASE-PARTNERSHIPS (Note
 12)..........................................................     237     --
OTHER ASSETS..................................................     662     890
INTANGIBLE ASSETS, Net (Notes 4 and 6)........................   4,047   1,194
                                                               ------- -------
TOTAL......................................................... $28,926 $23,050
                                                               ======= =======



                See notes to consolidated financial statements.

                      MAXUM HEALTH CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1995 AND 1994
                             (AMOUNTS IN THOUSANDS)

                                                               1995     1994
                                                              -------  -------
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
  Current portion of equipment and other notes (Note 7)...... $ 3.361  $ 2,441
  Current portion of capital lease obligations (Note 8)......   2,782    1,587
  Accrued equipment related costs............................   1,546    1,979
  Accounts payable and other accrued expenses................   5,519    7,168
                                                              -------  -------
    Total current liabilities................................  13,208   13,175
LONG-TERM LIABILITIES:
  Accrued securities litigation settlement (Note 14).........   1,900      --
  Equipment and other notes, less current portion (Note 7)...  13,156    7,395
  Capital lease obligations, less current portion (Note 8)...   4,667    2,180
                                                              -------  -------
  Total long-term liabilities................................  19,723    9,575
COMMITMENTS AND CONTINGENCIES
 (Notes 8 and 14)
STOCKHOLDERS' EQUITY (DEFICIENCY) (Note 9):
  Common stock: 10,000,000 shares of $.01 par value
   authorized; 3,005,055 shares and 2,953,415 shares issued,
   respectively..............................................      30       29
  Common stock warrant for 700,000 shares....................       7        7
  Additional paid-in capital.................................  19,693   19,680
  Accumulated deficit........................................ (23,470) (19,151)
  Treasury stock: 731,500 shares at cost.....................    (265)    (265)
                                                              -------  -------
    Total stockholders' equity (deficiency)..................  (4,005)     300
                                                              -------  -------
TOTAL........................................................ $28,926  $23,050
                                                              =======  =======



                See notes to consolidated financial statements.

                      MAXUM HEALTH CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                1995       1994       1993
                                              ---------  ---------  ---------
REVENUES: (Note 3)
 Contract services:
  Fee-for-service............................ $  37,762  $  32,834  $  30,661
  Equipment rental (Note 12).................     1,003      2,775      5,396
  Management fees (Note 12)..................       211        784      1,044
                                              ---------  ---------  ---------
    Total contract services..................    38,976     36,393     37,101
  Patient services...........................    10,605      8,228      6,291
  Other......................................     1,028      1,247      1,683
                                              ---------  ---------  ---------
    Total revenues...........................    50,609     45,868     45,075
COSTS OF OPERATIONS:
 Cost of services............................    28,772     26,067     26,629
 Provision for bad debts.....................     1,669      1,124      1,621
 Equipment leases............................    14,464     14,581     13,932
 Depreciation................................     3,273      3,467      4,864
 Credit adjustment to prior Restructure
  provision (Note 2).........................       --         --        (490)
                                              ---------  ---------  ---------
    Total costs of operations................    48,178     45,239     46,556
                                              ---------  ---------  ---------
GROSS PROFIT (LOSS)..........................     2,431        629     (1,481)
CORPORATE OVERHEAD...........................     3,972      4,240      5,244
                                              ---------  ---------  ---------
LOSS FROM COMPANY OPERATIONS.................    (1,541)    (3,611)    (6,725)
EQUITY IN EARNINGS OF UNCONSOLIDATED
 PARTNERSHIPS (Note 12)......................       348        834        685
                                              ---------  ---------  ---------
OPERATING LOSS...............................    (1,193)    (2,777)    (6,040)
OTHER INCOME (EXPENSE):
 Interest expense, net (Note 7)..............    (1,626)    (1,206)    (1,773)
 Provision for securities litigation
  settlement (Note 14).......................    (1,500)       --         --
 Gain on sale of Partnership interests (Note
  12)........................................       --       4,957        --
                                              ---------  ---------  ---------
                                                 (3,126)     3,751     (1,773)
                                              ---------  ---------  ---------
INCOME (LOSS) BEFORE INCOME TAXES............    (4,319)       974     (7,813)
INCOME TAX EXPENSE (Note 10).................       --         160        --
                                              ---------  ---------  ---------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM......    (4,319)       814     (7,813)
EXTRAORDINARY ITEM--Net gain on debt
 extinguishments (Note 2)....................       --       3,342      1,036
                                              ---------  ---------  ---------
NET INCOME (LOSS)............................ $  (4,319) $   4,156  $  (6,777)
                                              =========  =========  =========
PER SHARE DATA:
 Income (loss) before extraordinary item..... $   (1.92) $    0.35  $   (2.69)
                                              =========  =========  =========
 Net income (loss)........................... $   (1.92) $    1.77  $   (2.33)
                                              =========  =========  =========
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING... 2,248,883  2,345,209  2,912,786
                                              =========  =========  =========

                See notes to consolidated financial statements.

                      MAXUM HEALTH CORP. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                           COMMON STOCK   COMMON  ADDITIONAL             STOCKHOLDER
                         ----------------  STOCK   PAID-IN   ACCUMULATED    NOTE     TREASURY
                          SHARES   AMOUNT WARRANT  CAPITAL     DEFICIT   RECEIVABLE   STOCK    TOTAL
                         --------- ------ ------- ---------- ----------- ----------- -------- -------
BALANCE AT JANUARY 1,
 1993................... 2,906,762  $29    $--     $19,179    $(16,530)     $(131)    $ (45)  $ 2,502
 Stock issued under
  employee purchase
  plan..................    42,726                      43                                         43
 Repayment of
  stockholder note
  receivable............                                                       21                  21
 Capital contributuion--
  former stockholder and
  creditor..............                               457                                        457
 Issuance of common
  stock warrants........                      7                                                     7
 Surrender of 588,750
  shares of treasury
  stocks in connection
  with debt
  extinguishment .......                                                               (110)     (110)
 Net loss...............                                        (6,777)                        (6,777)
                         ---------  ---    ----    -------    --------      -----     -----   -------
BALANCE AT DECEMBER 31,
 1993................... 2,949,488   29       7     19,679     (23,307)      (110)     (155)   (3,857)
 Stock issued under
  employee purchase
  plan..................     3,927                       1                                          1
 Surrender of 132,750
  shares of treasury
  stock in settlement of
  stockholder note
  receivable............                                                      110      (110)      --
 Net income.............                                         4,156                          4,156
                         ---------  ---    ----    -------    --------      -----     -----   -------
BALANCE AT DECEMBER 31,
 1994................... 2,953,415   29       7     19,680     (19,151)       --       (265)      300
 Stock issued under
  employee purchase
  plan..................    51,640    1                 13                                         14
 Net loss...............                                        (4,319)                        (4,319)
                         ---------  ---    ----    -------    --------      -----     -----   -------
BALANCE AT DECEMBER 31,
 1995................... 3,005,055  $30    $  7    $19,693    $(23,470)     $ --      $(265)  $(4,005)
                         =========  ===    ====    =======    ========      =====     =====   =======


                See notes to consolidated financial statements.

                      MAXUM HEALTH CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                             (AMOUNTS IN THOUSANDS)

                                                      1995     1994     1993
                                                     -------  -------  -------
OPERATING ACTIVITIES:
  Net income (loss)................................. $(4,319) $ 4,156  $(6,777)
  Noncash items in net income (loss):
    Total depreciation and amortization.............   4,060    3,913    6,390
    (Gain) loss on disposal of assets...............     (35)    (112)     293
    Provision for securities litigation settlement
     (Note 14)......................................   1,500      --       --
    Gain on sale of Partnership interests...........     --    (4,957)     --
    Operating expenses financed by issuance of debt
     (Note 2).......................................   2,330    2,672      --
    Credit adjustment to prior Restructure
     provision......................................     --       --      (490)
    Extraordinary gain on debt extinguishments......     --    (3,342)  (1,036)
  Cash provided (used) by changes in working
   capital:
    Payments for Restructure costs..................     --      (700)  (1,502)
    Receivables.....................................    (524)     (38)   1,171
    Other current assets............................    (110)     782      694
    Accounts payable and other current liabilities..  (1,089)   1,088    3,019
                                                     -------  -------  -------
      Net cash provided by operating activities.....   1,813    3,462    1,762
INVESTING ACTIVITIES:
  Acquisition of imaging centers (Note 4)...........  (1,855)    (510)     --
  Acquisition of customer contracts and intangibles
   (Note 4).........................................  (2,108)     --       --
  Proceeds from termination of partnership..........     --       --       204
  Proceeds from sales of assets.....................     745    1,358      --
  Proceeds from sale of Partnership interests (Note
   12)..............................................     --     5,007      --
  Additions to property and equipment...............    (548)    (349)    (715)
  Decrease in other assets, net.....................     190      582    3,012
                                                     -------  -------  -------
      Net cash provided (used) by investing
       activities...................................  (3,576)   6,088    2,501
FINANCING ACTIVITIES:
  Payments of debt and capital lease obligations....  (6,020)  (4,752)  (3,376)
  Proceeds from issuance of debt....................   2,689      268    1,648
  Net repayments on revolving note payable..........     --      (250)  (2,300)
  Capital contribution--former stockholder and
   creditor.........................................     --       --       457
  Other, net........................................      14        1       64
                                                     -------  -------  -------
      Net cash used by financing activities.........  (3,317)  (4,733)  (3,507)
                                                     -------  -------  -------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS....  (5,080)   4,817      756
CASH AND CASH EQUIVALENTS:
  Beginning of year.................................   6,950    2,133    1,377
                                                     -------  -------  -------
  End of year....................................... $ 1,870  $ 6,950  $ 2,133
                                                     =======  =======  =======
SUPPLEMENTAL INFORMATION (Note 13)

                See notes to consolidated financial statements.

                      MAXUM HEALTH CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 1995, 1994
                                   AND 1993

1. PENDING MERGER

  Maxum Health Corp. (Maxum or the Company) is a provider of diagnostic imaging and related management services through its imaging network in the Central and Eastern United States. The Company delivers its services through a network of Mobile MRI Facilities, Fixed MRI Facilities and Imaging Centers.

  On February 27, 1996, the Company announced that it has agreed to merge (the Merger) with American Health Services Corp. (AHSC) to form a new medical imaging management company called InSight Health Services Corp. (IHSC). AHSC provides diagnostic imaging and treatment services including MRI, gamma knife technology and other diagnostic equipment to hospitals, physicians and managed care organizations, through the management and operation of hospital-based centers.

  A prerequisite to the consummation of the Merger is a restructuring with General Electric Company, acting through GE Medical Systems (GE Medical), the primary creditor of each of Maxum and AHSC, and its affiliate General Electric Capital Corporation, which would result in the reduction of certain debt and operating lease obligations and cancellation of certain stock warrants (see
Note 9) of Maxum and AHSC in exchange for, among other things, the issuance to GE Medical immediately prior to the consummation of the Merger of Maxum Series B Preferred Stock and AHSC Series C Preferred Stock. At the effective time of the Merger, such preferred stock contemplated to be issued to GE Medical will be converted into the right to receive such number of shares of IHSC Series A Preferred Stock as will be convertible into IHSC Common Stock representing approximately 48% of IHSC Common Stock outstanding at the effective time of the Merger (after giving effect to such conversion). Under an amended equipment maintenance service agreement, GE Medical will also be entitled to receive certain supplemental service fee payments based on future pretax income of IHSC.

  Management believes that the Company will be able to meet its respective long-term debt, operating lease and other ongoing obligations through the second quarter of 1996. Without the consummation of the financial accommodations contemplated to be provided by GE Medical sometime in the second quarter of 1996, the Company may be unable to meet its financial obligations and will require further modifications to its respective debt and lease repayment schedules.

  The Merger is subject to certain conditions, including approval by both the Company's and AHSC's stockholders and the closing of the financial accommodation transactions with GE Medical. The stockholders' meetings are expected to be held in the second quarter of 1996, with the consummation of the Merger to occur promptly thereafter.

  In the event that the Merger does not occur by reason of AHSC's or the Company's breach of its obligations under the merger agreement or the failure of its stockholders to approve the Merger, such party who breaches or fails to obtain stockholder approval shall reimburse the other for its legal costs incurred in connection with the Merger. In connection with the Merger, the Company has incurred approximately $0.5 million of legal and professional fees which are included in other current assets at December 31, 1995.

2. RESTRUCTURE OF OPERATIONS AND FINANCIAL OBLIGATIONS

  During recent years, the Company has experienced many adverse market conditions and has been significantly impacted by continued deterioration and uncertainties in the health care industry. In 1992, the Company recorded a charge of $7.5 million in anticipation of a restructure of its operations and financial obligations (the Restructure). The Company began executing the Restructure in 1993 and completed it in 1994. In 1993, the Company recorded a net credit adjustment of $0.5 million to the prior Restructure provision, resulting in a net charge associated with the Restructure of $7.0 million.

                      MAXUM HEALTH CORP. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

  The Restructure involved the reconfiguration, consolidation and wind-down of certain Mobile MRI Facilities and partnerships in which the Company had ownership interests. In addition, significant cost reductions at the Company's headquarters were achieved and a broad restructuring and/or settlement of obligations with all of the Company's significant creditors and certain smaller creditors were completed. Extraordinary gains from extinguishment of debt, associated with these restructured and settled obligations, of $1.0 million and $3.3 million were recorded in 1993 and 1994, respectively.

  The Company's primary creditor provided financing for the settlement of obligations with the Company's two other significant creditors. In return for certain concessions made by the Company's primary creditor, the Company agreed to certain contingent lease rental adjustments over the remaining lease terms (see Note 8) and issued a common stock warrant to this creditor for 700,000 shares (see Note 9). In addition, the Company sold its internal maintenance division to this creditor in 1994. Consideration for the sale included cash and future discounts on maintenance services to be realized over approximately five years.

  By the end of 1994, the Company had completed the Restructure and had achieved the objectives of reducing negative cash flow in the near-term, improving current and near-term viability and enhancing the potential for long-term viability. The favorable results of the Restructure, however, have been diminished by continued deterioration in the industry. The Company has continued to operate while experiencing negative cash flow by completing transactions involving the financing of certain lease and other operating expenses with its primary creditor, and the disposal of certain assets and partnership interests. In its current financial condition, the Company does not have the resources to support its existing debt service and lease requirements and the obligation to settle pending securities litigation (see
Note 14).

  The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The factors noted above may indicate that the Company will be unable to continue as a going concern for a reasonable period of time unless the financial accommodation transactions with the Company's primary creditor are closed and the Company's stockholders approve the pending Merger (see Note 1). The financial statements do not include any adjustments relating the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities should the Company be unable to continue as a going concern.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Consolidated Financial Statements include the accounts of Maxum Health Corp., a Delaware corporation and its wholly owned subsidiaries, primarily Maxum Health Services Corp. (MHSC). These entities are referred to collectively as the Company. MHSC's investment interests in partnerships (the Partnerships) are accounted for under the equity method for ownership of 50% or less and under the consolidation method for ownership of more than 50%. Significant intercompany transactions and balances have been eliminated.

  Revenues from contract fee-for-service (primarily mobile diagnostic imaging equipment) and from patient services (primarily fixed site centers) are recognized when services are provided. Patient services revenues are presented net of related contractual allowances. Equipment rental revenues, management fees and maintenance services revenues are recognized over the applicable contract period. Revenues collected in advance are recorded as unearned revenue.

  Cash Equivalents are generally composed of highly liquid investments with original maturities of three months or less, such as certificates of deposit and commercial paper.

                      MAXUM HEALTH CORP. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

  Diagnostic Equipment Held For Sale is stated at the lower of cost or the estimated net realizable value and consists of older owned Mobile MRI Facilities.

  Property and Equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the following estimated useful lives of the assets: vehicles, three to eight years; leasehold improvements, three to six years; computer and office equipment, three to five years; diagnostic imaging and related equipment, five to eight years. Equipment and vehicles under capital leases are amortized over the related lease terms, generally five years.

  Intangible Assets are amortized on a straight-line basis over the following periods: goodwill, 6 to 10 years; non-compete agreements, 5 years; customer service contracts, 2 years; certificates of need, 6 years; and deferred organization costs, 5 years.

  Income (Loss) Per Common Share is computed by dividing income (loss) by the weighted average number of common shares outstanding during the respective period. Common shares issuable upon exercise of common stock options and the warrant are not included as common stock equivalents. Options and the warrant were antidilutive in 1994 since the market price of the common stock was less than the exercise prices for substantially all of the year, and in 1995 and 1993 they would decrease the net loss per share.

  Stock-Based Compensation to employees is and will be accounted for using the intrinsic value based method. Such compensation was nominal in the years presented.

  Fair Value of Financial Instruments are estimated using available market information and other valuation methodologies. The fair value of the Company's financial instruments are estimated to approximate the related book value, unless otherwise indicated.

  Reclassifications have been made to certain 1994 and 1993 amounts to conform to the 1995 presentation.

4. ACQUISITIONS

  In March 1995, the Company entered into an agreement with a competitor in Ohio and Indiana to purchase certain assets, primarily mobile diagnostic equipment of $2.4 million and intangible assets of $2.0 million. The Company paid approximately $2.1 million in cash and assumed certain equipment related liabilities of approximately $2.3 million. In connection with this transaction, the Company began providing services under the acquired customer contracts on April 1, 1995.

  In October 1995, the Company completed the acquisition of two Imaging Centers (MDC-P and MDC-H) in Dallas, Texas. The transaction included the purchase of certain assets, primarily diagnostic equipment of $1.1 million and intangible assets of $1.0 million, and the assumption of $0.5 million of equipment related liabilities. The net purchase price of $1.6 million and an additional $0.7 million for working capital requirements was financed by the Company's primary creditor. In connection with this transaction, the Company began providing services at both Imaging Centers effective October 1, 1995 and, in December 1995 completed the planned consolidation of MDC-H into MDC-P and MDC-F (an existing Imaging Center acquired in 1991), which resulted in additional acquisition related costs of $0.2 million, in order to maximize capacity utilization and enhance profit potential at MDC-P and MDC-F. The Company also incurred acquisition related legal fees of approximately $0.2 million which are included in intangible assets at December 31, 1995.

  These acquisitions were accounted for under the purchase method and the related intangible assets recorded are discussed in Note 6. Accordingly, the results of related operations have been included in the consolidated financial statements since the applicable acquisition dates. The pro forma effects of these acquisitions, as if they had occurred as of January 1, 1994, are summarized as follows:

                      MAXUM HEALTH CORP. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                             PRO FORMA FOR     PRO FORMA FOR
                                            THE YEAR ENDING   THE YEAR ENDING
                                           DECEMBER 31, 1995 DECEMBER 31, 1994
                                           ----------------- -----------------
   Revenues...............................      $55,508           $55,480
   Expenses...............................       59,770            55,062
                                                -------           -------
   Income (loss) before extraordinary
    items.................................       (4,262)              418
   Extraordinary items....................          --              3,342
                                                -------           -------
   Net income (loss)......................      $(4,262)          $ 3,760
                                                =======           =======
   Per share data:
   Income (loss) before extraordinary
    items.................................      $ (1.90)          $  0.18
                                                =======           =======
   Net income (loss)......................      $ (1.90)          $  1.60
                                                =======           =======

  The pro forma results for 1995 and 1994 include $0.6 million and $0.6 million of amortization of intangibles and $0.5 million and $0.6 million, respectively, of interest expense related to the these acquisitions.

5. TRADE RECEIVABLES

  Trade receivables at December 31 are comprised of the following (amounts in thousands):

                                                                 1995    1994
                                                                ------- ------
Trade receivables.............................................. $10,199 $8,532
Less: Allowances for doubtful accounts and contractual
 adjustments...................................................   3,283  2,893
                                                                ------- ------
Net trade receivables.......................................... $ 6,916 $5,639
                                                                ======= ======

  The above net receivables arise from revenues generated by:

Fee-for-services................................................. $ 3,643 $3,184
Patient services.................................................   3,098  2,288
Other............................................................     175    167
                                                                  ------- ------
Net trade receivables............................................ $ 6,916 $5,639
                                                                  ======= ======

  Receivables arising from fee-for-service revenues are due primarily from hospitals. Receivables related to patient services revenues are due primarily from managed care organizations, patients' private insurance companies and government payors. Management makes significant estimates and judgments regarding the collectibility of its receivables that affect the reported amounts of valuation allowances for doubtful accounts and contractual adjustments for the periods presented. Actual collections could differ from the amounts estimated by Management.

                      MAXUM HEALTH CORP. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

6. INTANGIBLE ASSETS

  Intangible assets at December 31 consist of the following (amounts in thousands):

                                                                   1995   1994
                                                                  ------ ------
Total intangible assets.......................................... $4,822 $1,447
Less: accumulated amortization...................................    775    253
                                                                  ------ ------
Net intangible assets............................................ $4,047 $1,194
                                                                  ====== ======
Goodwill......................................................... $3,338 $1,182
Non-compete agreement............................................    191    --
Customer service contracts.......................................    188    --
Certificate of need..............................................    175    --
Deferred organization costs......................................    155     12
                                                                  ------ ------
Net intangible assets............................................ $4,047 $1,194
                                                                  ====== ======

  In connection with the Company's acquisitions in 1995 (discussed in Note 4), the Company recorded $3.4 million of intangible assets. On December 31, 1994, MHSC acquired the remaining 40% interest in MDC-E, 60% of which was acquired in 1992, and recorded goodwill of $0.5 million. Amortization of intangible assets of $0.6 million, $0.2 million and $0.9 million for the years ending December 31, 1995, 1994, and 1993, respectively, is included in Corporate Overhead.

  Management evaluates the recoverability of intangible assets by estimating the future cash flows expected to result from the businesses acquired and by comparing such cash flows with the related carrying amount of the assets of the businesses acquired. A material adverse change in any such operation could result in a decrease in the valuation of the corresponding intangible assets.

7. EQUIPMENT AND OTHER NOTES PAYABLE

  Equipment and other notes at December 31 consist of the following (amounts in thousands):

                                                                   1995    1994
                                                                  ------- ------
NOTES PAYABLE TO PRIMARY CREDITOR/WARRANTHOLDER:
Due in monthly installments from February 1996 through February
 2001, including interest at an effective rate of 9.21%.........  $ 6,277 $7,527
Due in monthly installments through February 1998, including
 interest at an effective rate of 8%............................      447    633
Due in monthly installments through September 2000, including
 interest at 10.62%.............................................    2,298    --
Due in monthly installments through January 2001, including
 interest at 11.0% to 11.5%.....................................    2,743    --
Due in monthly installments through February 2005, including
 interest at 9.0% to 11.18%.....................................    3,609  1,156
                                                                  ------- ------
                                                                   15,374  9,316
OTHER NOTES PAYABLE:
Due in monthly installments through May 2000, including interest
 at 5.6% to 11.0%...............................................    1,143    520
                                                                  ------- ------
Total equipment and other notes.................................   16,517  9,836
Less: current portion...........................................    3,361  2,441
                                                                  ------- ------
Long term equipment and other notes.............................  $13,156 $7,395
                                                                  ======= ======

                      MAXUM HEALTH CORP. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

  Scheduled maturities of long-term debt at December 31, 1995, are as follows (amounts in thousands):

             1996............................. $ 3,361
             1997.............................   3,441
             1998.............................   3,316
             1999.............................   3,257
             2000.............................   2,872
             Thereafter.......................     270
                                               -------
               Total.......................... $16,517
                                               =======

  The Company's debt with its primary creditor/warrantholder is collateralized by substantially all of the assets of the Company. Interest expense on debt related to the warrantholder and a former stockholder during the years ended December 31, 1995, 1994 and 1993, was $1.0 million, $0.6 million, and $0.3 million, respectively. In connection with the restructuring arrangement associated with the pending Merger discussed in Note 1, the Company's primary creditor would reduce the Company's long-term debt obligations by approximately $9.0 million.

8. LEASE OBLIGATIONS AND COMMITMENTS

  The Company is leasing mobile diagnostic equipment, certain other equipment and its office facilities under various capital and operating leases. Future minimum scheduled rental payments required under these noncancelable leases at December 31, 1995, are as follows (amounts in thousands):

                                                               CAPITAL OPERATING
                                                               ------- ---------
   1996....................................................... $3,373   $14,572
   1997.......................................................  2,622    12,813
   1998.......................................................  1,665     8,781
   1999.......................................................    862     4,269
   2000 and thereafter........................................     93     1,023
                                                               ------   -------
   Total minimum lease payments...............................  8,615   $41,458
                                                                        =======
   Less: amounts representing interest........................  1,166
                                                               ------
   Present value of capital lease obligations.................  7,449
   Less: current portion......................................  2,782
                                                               ------
   Long-term capital lease obligations........................ $4,667
                                                               ======

  As of December 31, 1995, a substantial amount of equipment leased by the Company is subject to contingent rental adjustments dependent on certain operations factors through 1999. As of December 31, 1995, the Company's future operating and capital lease obligations to its primary creditor were approximately $32.3 million and $4.7 million, respectively. In connection with the restructuring arrangement associated with the pending Merger discussed in
Note 1, the Company's primary creditor would restructure certain lease arrangements.

  Rental expense for mobile diagnostic equipment and other equipment for the years ended December 31, 1995, 1994 and 1993, was $14.5 million, $14.6 million, and $13.9 million, respectively. These amounts include contingent rental expense of $0.5 million, $0.8 million and $0.5 million for 1995, 1994 and 1993, respectively.

                      MAXUM HEALTH CORP. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

  The Company occupies office facilities under lease agreements expiring through August 2000. Rental expense for these facilities for the years ended December 31, 1995, 1994 and 1993, was $0.6 million, $0.6 million, and $0.8 million, respectively.

9. CAPITAL STOCK

Warrant--In connection with the agreement discussed in Note 2, the Company issued a warrant for 700,000 shares of its common stock to its primary creditor. The warrant became exercisable on February 8, 1996 at $0.50 per share and may be exercised in whole or in part through February 8, 1999. This warrant would be cancelled in connection with the pending Merger (see Note 1).

Dividend Restrictions--Certain note payable and lease agreements prohibit the Company from paying dividends on its common stock.

Stock Options--The Company has a Stock Option Plan which provides for the granting of incentive or nonqualified stock options to key employees or non-employee directors. Incentive stock options must have an exercise price of at least the fair market value on the date of grant. Options may be exercised in whole or in installments over ten years after the grant. All options granted prior to January 1, 1991 became exercisable upon the public offering in that year. As of December 31, 1995, options to purchase 31,200 shares of the Company's common stock had been exercised and 290,050 shares are available for future grants. Activity under this plan is summarized as follows:

                                                                 EXERCISE PRICE
                                                                PER SHARE RANGE
                                                     NUMBER OF  ----------------
                                                      SHARES     FROM      TO
                                                     ---------  ----------------
   Outstanding at January 1, 1993...................  404,800     $0.83   $11.79
     Granted........................................   75,000      0.75     0.75
     Forfeited...................................... (170,750)     4.69    11.79
                                                     --------
   Outstanding at December 31, 1993.................  309,050      0.75    10.13
     Granted .......................................  152,500      0.06     0.25
     Canceled.......................................  (92,500)     0.83    11.79
     Forfeited......................................  (92,800)     0.83     4.94
                                                     --------
   Outstanding at December 31, 1994.................  276,250      0.06    10.13
     Granted........................................   90,000      0.50     0.50
     Canceled.......................................  (25,000)     0.09    10.13
                                                     --------
   Outstanding at December 31, 1995.................  341,250      0.06     9.35
                                                     ========
   Exercisable at December 31, 1995.................  256,250      0.06     9.35
                                                     ========

                      MAXUM HEALTH CORP. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

  Stock Purchase Plan--The Company also has an Employee Stock Purchase Plan which provides for the sale of up to 375,000 shares of common stock. Eligible employees, as defined by the Plan, may purchase shares at a price equal to 85% of the fair market value at the time of purchase or at the time of annual enrollment; accordingly, no compensation expense has been recorded with respect to the sale of these shares under this plan. The following summarizes the number of shares issued pursuant to this plan and the aggregate purchase price of the shares for the periods indicated.

                                                         NUMBER     AGGREGATE
                                                        OF SHARES PURCHASE PRICE
                                                        --------- --------------
   1995................................................   51,640     $11,400
   1994................................................    3,927     $   700
   1993................................................   42,726     $37,000
   Prior to 1993.......................................   14,046     $79,000
                                                         -------
                                                         112,339
                                                         =======

  The Company's board of directors has the right to terminate the Plan at any time, and plans to exercise such right prior to the effective time of the pending Merger. Accordingly, there will be no additional shares issued pursuant to the Plan after December 31, 1995.

  Preferred Stock--The Company has authorized 15,000 shares of $.01 par value series preferred stock, with no shares outstanding.

10. INCOME TAXES

  Income tax expense of $160,000 in 1994 represents primarily state and federal tax expense, under alternative minimum tax computations. Deferred income tax assets and liabilities, which arise from temporary differences between the financial statement and tax bases of assets and liabilities, are as follows at December 31, 1995 (amounts in thousands):

   Accrued expenses, not currently deductible........................... $1,560
   Receivable valuation allowances......................................    620
   Other................................................................    --
                                                                         ------
     Total current assets...............................................  2,180
   Operating loss carryforwards.........................................  5,597
   Deferred depreciation and amortization for tax purposes..............   (289)
   Other................................................................   (166)
                                                                         ------
     Total noncurrent assets............................................  5,142
                                                                         ------
   Total deferred tax asset.............................................  7,322
   Deferred tax valuation allowance..................................... (7,322)
                                                                         ------
   Total................................................................ $  --
                                                                         ======

  As of December 31, 1995, the Company's potential tax benefits of $5.6 million from federal income tax loss carryforwards will expire during 2004 through 2010. A valuation allowance has been provided for the full amount of the $7.3 million net deferred tax asset because realization of this benefit is uncertain.

                      MAXUM HEALTH CORP. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

11. RETIREMENT SAVINGS PLAN

  Under its 401(k) profit sharing plan (the Plan) for all employees, the Company may match a percentage of employee contributions to the Plan and make additional contributions on behalf of the employees at the discretion of its Board of Directors. Contributions of $100,000, $62,000 and $40,000 were made during the years ended December 31, 1995, 1994 and 1993, respectively. Contributions of $12,000 in 1994 and the full amount in 1993 were funded with forfeitures.

12. INVESTMENTS IN AND TRANSACTIONS WITH PARTNERSHIPS

  Maxum, through MHSC, has direct ownership in two Partnerships at December 31, 1995, both of which operate Imaging Centers. Maxum owns 43.75% and 50% of these Partnerships, serves as the managing general partner and provides certain management services under agreements expiring in 2007 and 2004, respectively.

  In December 1994, the Company sold the common stock of three wholly-owned subsidiaries, whose primary operations were equity interests of approximately 20% in each of three partnerships that provided lithotripsy services, for approximately $5.0 million in cash. The Company's investment in and share of earnings of these partnerships had been reported in the Company's financial statements using the equity method of accounting. This transaction resulted in a pretax gain of approximately $5.0 million in 1994. In addition, two other Partnerships which provided services through mobile MRI and CT facilities were terminated in 1994.

  Maxum leased equipment to certain Partnerships under direct financing leases and operating leases, and arranged for equipment maintenance services. In connection with providing these and other services, Maxum received management fees related to certain Partnerships. Revenues related to these Partnership activities included in Maxum's financial statements for the years ending December 31, 1994 and 1993 were $1.3 million and $3.5 million, respectively. Substantially all of these revenues relate to Partnerships that were sold or terminated in 1994 or 1993.

  At December 31, 1995, Maxum has a receivable of $0.5 million related to certain lease and operating expenses of the existing Partnerships.

  Set forth below are the combined financial position of the Partnerships, and the Company's investment in the Partnerships at December 31 (amounts in thousands):

                                                                   1995   1994
                                                                  ------  -----
COMBINED FINANCIAL POSITION:
Current assets:
  Cash........................................................... $  582  $  93
  Due from Maxum.................................................    --      42
  Trade receivables, less allowances.............................    675    624
  Other..........................................................     24     24
Property and equipment, net......................................    566    309
                                                                  ------  -----
Total assets.....................................................  1,847  1,092
Current liabilities..............................................   (238)  (256)
Due to Maxum.....................................................   (499)   --
Long-term liabilities............................................    (82)   (20)
                                                                  ------  -----
Net assets....................................................... $1,028  $ 816
                                                                  ======  =====

                      MAXUM HEALTH CORP. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

  Set forth below are the combined operating results of the Partnerships, and the Company's equity in earnings of the Partnerships for the years ended December 31 (amounts in thousands):

                                                       1995   1994     1993
                                                      ------ -------  -------
   OPERATING RESULTS:
   Net revenues...................................... $4,455 $13,456  $16,162
   Expenses ($203,000, $995,000, and $1,180,000, of
    depreciation and amortization)...................  3,636   9,217   12,223
                                                      ------ -------  -------
   Net income........................................ $  819 $ 4,239  $ 3,939
                                                      ====== =======  =======
   EQUITY IN EARNINGS:
   Share of net income of Partnerships............... $  348 $   876  $   650
   Minority interest.................................    --      (42)     (15)
   Amortization of deferred gain.....................    --      --        50
                                                      ------ -------  -------
   Maxum's equity in earnings of Partnerships........ $  348 $   834  $   685
                                                      ====== =======  =======

  Revenues of the Partnerships are recognized when services are provided to patients at established billing rates or at the amount realizable under agreements with third party payors, with the provision for contractual adjustments deducted to report net patient services revenues. The
Partnerships' patient receivables are generally reimbursed by private insurance companies, with the remainder of the patient receivables reimbursed by health care plans and government payors.

  Lease Commitments of the Partnerships exist under various operating leases for equipment and office space. Future minimum lease payments for the Partnerships' noncancelable leases at December 31, 1995, are as follows (amounts in thousands):

                                                               CAPITAL OPERATING
                                                               ------- ---------
   1996.......................................................  $122      $764
   1997.......................................................   102       764
   1998.......................................................    73       497
   1999.......................................................    43       --
   2000.......................................................    14       --
                                                                ----    ------
     Total....................................................  $354    $2,025
                                                                ====    ======

13. SUPPLEMENTAL CASH FLOW INFORMATION

  The following is provided as supplemental information to the consolidated statements of cash flow for the year ended December 31 (amounts in thousands):

                                                               1995  1994  1993
                                                              ------ ----- ----
   Cash paid for interest.................................... $1,411 $ 879 $897
   Noncash investing and financing activities:
     Equipment purchased with debt...........................  2,133 1,385  107
     Equipment additions under capital leases................  8,117 2,779  475
     Prepaid insurance premiums financed.....................    555   430  717

                      MAXUM HEALTH CORP. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

14. PENDING SECURITIES LITIGATION SETTLEMENT

  In May and June 1993, the Company was named a defendant in two lawsuits filed on behalf of a purported class of present and former stockholders in the U.S. District Court for the Southern District of New York (the Court). Also named as defendants were the underwriting firms that led the Company's initial public offering in September, 1991, a former stockholder and senior creditor of the Company, and certain current or former members of the Company's Board of Directors and/or executives. These two actions have been consolidated into one action.

  On February 22, 1994, the plaintiffs filed a second consolidated amended complaint, which superseded the previously filed complaints. The plaintiffs, who seek to represent a purported class of plaintiffs which acquired the Company's common stock, have alleged that misstatements and omissions were made by the Company and the other defendants in connection with the Company's initial public offering and in subsequent public disclosures from September 19, 1991 until March 1, 1993 when the Company announced that it would write down assets and establish reserves related to the restructuring of its mobile MRI business. The plaintiffs seek monetary damages under various provisions of the federal securities laws and state law in an unspecified amount, as well as other relief.

  In March 1994, the Company and all other defendants moved to dismiss the second amended complaint for, among other things, failure to state a claim. On November 18, 1994, the Court granted the motions to dismiss and gave plaintiffs permission to file a third amended complaint.

  On January 6, 1995, plaintiffs served their third consolidated amended complaint. At approximately the same time, plaintiffs agreed to dismiss without prejudice their claims against the two underwriter defendants. On June 2, 1995, Maxum and the other defendants moved to dismiss the third amended complaint for failure to state a claim and failure to plead fraud with particularity. At the conclusion of a hearing on October 20, 1995, the Court reserved decision on the motions to dismiss the complaint. Although the parties have substantially completed their production of documents as a part of pretrial discovery in the action, no depositions have been taken.

  On February 23, 1996, while the motions to dismiss were still under consideration by the Court, the defendants, plaintiffs and other interested parties (acting through their respective counsel) entered into a Stipulation of Settlement pursuant to which, subject to certain conditions, the foregoing action will be settled and all claims dismissed on the merits. In anticipation of this settlement, the Company recorded a charge of $1.5 million in the fourth quarter of 1995. As a part of the pending Merger discussed in Note 1, the Company has arranged to borrow approximately $1.9 million to finance the litigation settlement. This borrowing will be payable over a five year period beginning in late 1996.

  The Stipulation of Settlement will become effective when all the following conditions have been satisfied or waived: (a) the Company having available to it financing for its contribution to the settlement, (b) entry of a Final Judgment of Dismissal by the Court, and (c) the Final Judgment of Dismissal becoming final.

  In connection with the pending Merger, the Stock Acquisition Agreement provides that GE Medical shall have no obligations thereunder (or under related documents, including the Restructuring Agreement) unless a final judgment of dismissal has been entered with respect to the aforementioned stockholders litigation.

                      MAXUM HEALTH CORP. AND SUBSIDIARIES

                                  SCHEDULE II

                       VALUATION AND QUALIFYING ACCOUNTS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                             (AMOUNTS IN THOUSANDS)

                                     BALANCE AT CHARGES TO           BALANCE AT
                                     BEGINNING   COST AND  WRITE-      END OF
                                     OF PERIOD   EXPENSES   OFFS       PERIOD
                                     ---------- ---------- ------    ----------
December 31, 1993:
  Allowance for bad debts...........   $  466     $1,621   $  423      $1,664
  Allowance for contractual
   arrangement......................      250      2,504    1,724       1,030
  Inventory reserve.................       81        749      --          830
                                       ------     ------   ------      ------
    Total...........................   $  797     $4,874   $2,147      $3,524
                                       ======     ======   ======      ======
December 31, 1994:
  Allowance for bad debts...........   $1,664     $1,124   $1,233      $1,555
  Allowance for contractual
   arrangement......................    1,030      2,692    2,384       1,338
  Inventory reserve.................      830        --       830(A)      --
                                       ------     ------   ------      ------
    Total...........................   $3,524     $3,816   $4,447      $2,893
                                       ======     ======   ======      ======
December 31, 1995:
  Allowance for bad debts...........   $1,555     $1,669   $1,489      $1,735
  Allowance for contractual
   arrangement......................    1,338      4,512    4,302       1,548
                                       ------     ------   ------      ------
    Total...........................   $2,893     $6,181   $5,791      $3,283
                                       ======     ======   ======      ======

- --------
(A) The Company sold all inventory on hand in 1994.

                       INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of

Maxum Health Corp.:

  We have audited the accompanying statement of assets to be acquired and liabilities to be assumed as of December 31, 1994, and the statement of operations related to contracts to be acquired for the year then ended of Dayton Medical Imaging Radiologists, Inc., (the "Company"), as described in
Note 1 to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of assets to be acquired and liabilities to be assumed and the statement of operations related to contracts to be acquired are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of assets to be acquired and liabilities to be assumed and the statement of operations related to contracts to be acquired. We believe that our audit provides a reasonable basis for our opinion.

  The accompanying statements were prepared to present the net assets of the Company as of December 31, 1994, to be acquired by Maxum Health Corp. and the direct income related to contracts to be acquired for the year then ended pursuant to the Asset Purchase Agreement between the Company and Maxum Health Corp., as described in Note 1. These statements are not intended to be a complete presentation of the Company's financial position and results of operations.

  In our opinion, the statements referred to above present fairly, in all material respects, the assets to be acquired and liabilities to be assumed of the Company as of December 31, 1994, and the results of the operations related to contracts to be acquired for the year then ended pursuant to the Asset Purchase Agreement referred to in Note 1, in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

Dallas, Texas

June 8, 1995

                 DAYTON MEDICAL IMAGING RADIOLOGISTS, INC.

 STATEMENT OF ASSETS TO BE ACQUIRED AND LIABILITIES TO BE ASSUMED (NOTE 1)

                             DECEMBER 31, 1994

ASSETS TO BE ACQUIRED
MOBILE DIAGNOSTIC EQUIPMENT--Net of accumulated depreciation of $185,984........................................................ $2,449,446
LIABILITIES TO BE ASSUMED
CURRENT PORTION OF LONG-TERM DEBT ..................................    385,882
LONG-TERM DEBT......................................................  2,029,297
                                                                     ----------
  Total.............................................................  2,415,179
                                                                     ----------
NET ASSETS ACQUIRED................................................. $   34,267
                                                                     ==========

                    See notes to financial statements.

                 DAYTON MEDICAL IMAGING RADIOLOGISTS, INC.

        STATEMENT OF OPERATIONS RELATED TO CONTRACTS TO BE ACQUIRED

                       YEAR ENDED DECEMBER 31, 1994

REVENUES............................................................ $4,182,746
DIRECT COSTS AND EXPENSES:
 Vehicle operations, maintenance and supplies expense...............  1,150,532
 Salaries and related expenses......................................    974,336
 Lease expense......................................................    527,100
 Depreciation.......................................................    934,676
 Other operating expenses...........................................    185,114
                                                                     ----------
   Total............................................................  3,771,758
                                                                     ----------
DIRECT OPERATING INCOME.............................................    410,988
INTEREST EXPENSE....................................................    244,454
                                                                     ----------
DIRECT INCOME....................................................... $  166,534
                                                                     ==========

                    See notes to financial statements.

                DAYTON MEDICAL IMAGING RADIOLOGISTS, INC.

        NOTES TO FINANCIAL STATEMENTS YEAR ENDED DECEMBER 31, 1994

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation--On March 31, 1995, Maxum Health Corp., through its two wholly owned subsidiaries, Maxum Health Services Corp. and MTS Enterprises, Inc. ("Maxum"), entered into an Asset Purchase Agreement (the "Agreement") with Dayton Medical Imaging Radiologists, Inc. (the "Company"), MidStates Regional Imaging and Dayton Medical Imaging II to purchase certain assets, primarily two mobile medical imaging equipment and 30 customer contracts from the Company. Maxum paid approximately $2.1 million in cash and assumed specified long-term debt obligations of approximately $2.3 million. In connection with this transaction, Maxum began providing services under the acquired customer contracts on April 1, 1995.

  The accompanying financial statements were prepared to present the historical cost basis of the assets to be acquired and liabilities assumed of the Company as of December 31, 1994 (the Company's most recent year-end), and the historical revenues and direct operating expenses related to the contracts to be acquired pursuant to the Agreement, for the year then ended. These statements are not a complete presentation of the Company's financial position and results of operations. The statement of operations related to the contracts to be acquired presents the revenues generated under the 30 customer contracts to be transferred to Maxum pursuant to the Agreement less the related operating expenses. This statement does not include general and administrative expenses of the Company as these are not readily identifiable to the contracts to be acquired nor does it include any provision for income taxes. These customer contracts were being serviced by the Company by six mobile diagnostic units.

  Mobile Diagnostic Equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets of five years.

  Revenues are recognized when patient services are provided under contracts with health care institutions, which are billed for these services.

2. LONG-TERM DEBT

  Long-term debt at December 31, 1994, consists of the following:

    Note payable due in monthly installments of $18,855 through May
     1999, including interest at 10.2%, collateralized by the
     related equipment.............................................. $  789,792
    Note payable due in monthly installments of $5,732 through May
     1999, including interest at 10.5%, collateralized by the
     related equipment..............................................    238,639
    Note payable due in monthly installments of $25,270 through
     September 1999, including interest at 9.6%, collateralized by the related equipment..........................................  1,126,901
    Note payable due in monthly installments of $5,732 through
     October 1999, including interest at 10.5%, collateralized by
     the related equipment..........................................    259,847
                                                                     ----------
    Total...........................................................  2,415,179
    Less current portion............................................    385,882
                                                                     ----------
    Long-term debt, less current portion............................ $2,029,297
                                                                     ==========

  Maturities of long-term debt are as follows:

    1995............................................................. $  385,882
    1996.............................................................    488,579
    1997.............................................................    537,351
    1998.............................................................    590,994
    1999.............................................................    412,373
                                                                      ----------
    Total............................................................ $2,415,179
                                                                      ==========

                 DAYTON MEDICAL IMAGING RADIOLOGISTS, INC.

      STATEMENT OF ASSETS TO BE AQUIRED AND LIABILITIES TO BE ASSUMED

                        MARCH 31, 1995 (UNAUDITED)

ASSETS TO BE ACQUIRED
MOBILE DIAGNOSTIC EQUIPMENT, net of accumulated depreciation of
 $317,756......................................................... $2,317,674
LIABILITIES TO BE ASSUMED
CURRENT LIABILITIES:
 Current portion of long-term debt................................    337,108
                                                                   ----------
  Total current liabilities.......................................    337,108
LONG-TERM DEBT....................................................  2,029,297
                                                                   ----------
  Total...........................................................  2,366,405
                                                                   ----------
NET ASSETS (LIABILITIES) ACQUIRED................................. $  (48,731)
                                                                   ==========

                 DAYTON MEDICAL IMAGING RADIOLOGISTS, INC.

        STATEMENT OF OPERATIONS RELATED TO CONTRACTS TO BE ACQUIRED

               THREE MONTHS ENDED MARCH 31, 1995 (UNAUDITED)

REVENUES............................................................ $1,027,558
DIRECT COSTS AND EXPENSES:
 Vehicle operations, maintenance and supplies expense...............    218,574
 Salaries and related expenses......................................    242,516
 Lease expense......................................................    131,775
 Depreciation.......................................................    211,022
 Other operating expenses...........................................    124,166
                                                                     ----------
  Total.............................................................    928,053
                                                                     ----------
DIRECT OPERATING INCOME.............................................     99,505
                                                                     ----------
INTEREST EXPENSE....................................................     58,023
                                                                     ----------
DIRECT NET INCOME................................................... $   41,482
                                                                     ==========

                                                                      APPENDIX I

                AMERICAN HEALTH SERVICES CORP. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                                    PAGE NUMBER
                                                                    -----------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS..........................         I-2
CONSOLIDATED BALANCE SHEETS, December 31, 1995 and 1994...........         I-3
CONSOLIDATED STATEMENTS OF OPERATIONS, for the years ended
 December 31, 1995, 1994 and 1993.................................         I-4
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT), for the
 years ended December 31, 1995, 1994 and 1993.....................         I-5
CONSOLIDATED STATEMENTS OF CASH FLOWS, for the years ended
 December 31, 1995, 1994 and 1993.................................   I-6 - I-7
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, December 31, 1995,
 1994
 and 1993.........................................................  I-8 - I-17

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To American Health Services Corp.:

  We have audited the accompanying consolidated balance sheets of AMERICAN HEALTH SERVICES CORP. (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Health Services Corp. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

  The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 2 and 5 to the consolidated financial statements, the Company has certain balloon payments on its long-term obligation maturing in June 1996, and has a net capital deficiency. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in Notes 2, 5 and 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                          /s/ Arthur Andersen LLP

                                          ARTHUR ANDERSEN LLP

Orange County, California
February 26, 1996

                AMERICAN HEALTH SERVICES CORP. AND SUBSIDIARIES

            CONSOLIDATED BALANCE SHEETS--DECEMBER 31, 1995 AND 1994

                                                         1995          1994
                                                     ------------  ------------
                      ASSETS
CURRENT ASSETS:
  Cash.............................................  $  6,175,842  $  3,663,795
  Accounts receivable, net of an allowance for
   doubtful accounts and contractual discounts of
   $3,793,780 and $3,691,466 at December 31, 1995
   and 1994, respectively, and an allowance for
   professional fees of $1,567,308 and $1,862,399
   at December 31, 1995 and 1994, respectively.....     6,892,436     8,587,288
  Prepaid expenses and other.......................       447,726       345,040
                                                     ------------  ------------
    Total current assets...........................    13,516,004    12,596,123
PROPERTY AND EQUIPMENT, at cost, net of accumulated
 depreciation and amortization of $13,513,147 and
 $12,348,486 at December 31, 1995 and 1994,
 respectively......................................    20,169,446    25,521,012
OTHER ASSETS.......................................     2,754,904     2,105,802
                                                     ------------  ------------
                                                     $ 36,440,354  $ 40,222,937
                                                     ============  ============
         LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Accounts payable and accrued expenses............  $  2,917,800  $  3,319,079
  Accrued payroll and related costs................       924,986       700,916
  Professional fees payable........................       544,705       306,446
  Current portion of deferred rent expense.........       485,740       665,343
  Current portion of reserve for center
   terminations....................................       630,000       690,000
  Current portion of long-term debt................    19,207,076     4,326,816
                                                     ------------  ------------
    Total current liabilities......................    24,710,307    10,008,600
                                                     ------------  ------------
DEFERRED RENT EXPENSE..............................       286,928       443,513
                                                     ------------  ------------
RESERVE FOR CENTER TERMINATIONS....................       635,078     1,253,130
                                                     ------------  ------------
LONG-TERM DEBT.....................................    21,307,834    39,400,171
                                                     ------------  ------------
CONTINGENCIES AND COMMITMENTS......................
MINORITY INTEREST..................................     1,602,240        81,145
                                                     ------------  ------------
STOCKHOLDERS' EQUITY (DEFICIT):
  10 percent convertible Series B preferred stock
   with a liquidation preference of $185 per share
   plus declared and unpaid dividends
    Authorized--5,000,000 shares
    Outstanding--37,837.83 at December 31, 1995 and
     1994
     stated at.....................................     6,075,107     6,075,107
  Common Stock, $.03 par value--
    Authorized--25,000,000 shares
    Outstanding--9,683,647 at December 31, 1995 and
     1994..........................................       290,509       290,509
  Common stock warrants............................     1,115,569     1,115,569
  Additional paid-in capital.......................     9,343,665     9,343,665
  Accumulated deficit..............................   (28,926,883)  (27,788,472)
                                                     ------------  ------------
                                                      (12,102,033)  (10,963,622)
                                                     ------------  ------------
                                                     $ 36,440,354  $ 40,222,937
                                                     ============  ============

   The accompanying notes are an integral part of these consolidated balance sheets.

                AMERICAN HEALTH SERVICES CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                             1995         1994         1993
                                          -----------  -----------  -----------
REVENUES:
  Center revenues.......................  $36,999,312  $36,046,164  $37,515,358
EXPENSES:
  Center expenses.......................   29,109,192   28,098,851   30,591,541
  Provision for doubtful accounts.......      853,828      954,806    1,208,111
  Provision for center profit
   distributions........................      766,388      917,339      780,740
                                          -----------  -----------  -----------
    Income from center operations.......    6,269,904    6,075,168    4,934,966
CORPORATE OPERATING EXPENSES............    3,885,534    3,473,730    3,451,716
                                          -----------  -----------  -----------
    Income from operations before
     interest...........................    2,384,370    2,601,438    1,483,250
INTEREST INCOME AND OTHER...............      147,701      108,923       76,633
INTEREST EXPENSE........................   (3,640,482)  (4,124,011)  (3,998,619)
                                          -----------  -----------  -----------
    Loss before provision for income
     taxes and extraordinary item.......   (1,108,411)  (1,413,650)  (2,438,736)
PROVISION FOR INCOME TAXES..............       30,000       37,000       27,000
                                          -----------  -----------  -----------
    Loss before extraordinary item......   (1,138,411)  (1,450,650)  (2,465,736)
EXTRAORDINARY ITEM:
  Gain on restructuring of long-term
   debt.................................          --       305,985          --
                                          -----------  -----------  -----------
    Net loss............................  $(1,138,411) $(1,144,665) $(2,465,736)
                                          ===========  ===========  ===========
EARNINGS (LOSS) PER COMMON SHARE:
  Loss before extraordinary item........  $     (0.12) $     (0.15) $     (0.25)
  Extraordinary item....................          --           .03          --
                                          -----------  -----------  -----------
                                          $     (0.12) $     (0.12) $     (0.25)
                                          ===========  ===========  ===========
Weighted average number of common shares
 outstanding............................    9,683,647    9,683,647    9,683,647
                                          ===========  ===========  ===========


 The accompanying notes are an integral part of these consolidated statements.

                AMERICAN HEALTH SERVICES CORP. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                            PREFERRED STOCK            COMMON STOCK
                          -------------------- ----------------------------- ADDITIONAL
                          NUMBER OF            NUMBER OF                      PAID-IN   ACCUMULATED
                           SHARES     AMOUNT    SHARES    AMOUNT   WARRANTS   CAPITAL     DEFICIT        TOTAL
                          --------- ---------- --------- -------- ---------- ---------- ------------  ------------
BALANCE,
 December 31, 1992......  37,837.83 $6,075,107 9,683,647 $290,509 $  991,498 $9,343,665 $(24,178,071) $ (7,477,292)
 Issuance of common
  stock warrants........        --         --        --       --      94,269        --           --         94,269
 Net loss...............        --         --        --       --         --         --    (2,465,736)   (2,465,736)
                          --------- ---------- --------- -------- ---------- ---------- ------------  ------------
BALANCE,
 December 31, 1993......  37,837.83  6,075,107 9,683,647  290,509  1,085,767  9,343,665  (26,643,807)   (9,848,759)
 Issuance of common
  stock warrants........        --         --        --       --      29,802        --           --         29,802
 Net loss...............        --         --        --       --         --         --    (1,144,665)   (1,144,665)
                          --------- ---------- --------- -------- ---------- ---------- ------------  ------------
BALANCE,
 December 31, 1994......  37,837.83  6,075,107 9,683,647  290,509  1,115,569  9,343,665  (27,788,472)  (10,963,622)
 Net loss...............        --         --        --       --         --         --    (1,138,411)   (1,138,411)
                          --------- ---------- --------- -------- ---------- ---------- ------------  ------------
BALANCE,
 December 31, 1995......  37,837.83 $6,075,107 9,683,647 $290,509 $1,115,569 $9,343,665 $(28,926,883) $(12,102,033)
                          ========= ========== ========= ======== ========== ========== ============  ============


 The accompanying notes are an integral part of these consolidated statements.

                AMERICAN HEALTH SERVICES CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                            1995         1994         1993
                                         -----------  -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss.............................. $(1,138,411) $(1,144,665) $(2,465,736)
  Adjustments to reconcile net loss to
   net cash provided by operating
   activities--
    Depreciation and amortization.......   4,903,913    5,005,062    3,531,139
    Deferred lease payments.............    (336,188)    (116,488)     245,431
    Gain on restructuring of long-term
     debt...............................         --      (305,985)         --
    Changes in operating assets and
     liabilities--
      (Increase) decrease in accounts
       receivable, net..................   1,472,210      (64,381)     (53,146)
      (Increase) decrease in prepaid
       expenses and other...............     (93,936)     489,969      685,387
      Increase in other assets..........    (387,667)    (705,100)    (242,254)
      Increase in accounts payable and
       accrued expenses.................     132,433      377,501       97,289
      Increase (decrease) in
       professional fees payable........     238,259      (91,216)     152,065
      Increase (decrease) in reserve for
       center terminations..............    (453,733)  (1,171,073)     120,013
                                         -----------  -----------  -----------
      Net cash provided by operating
       activities.......................   4,336,880    2,273,624    2,070,188
                                         -----------  -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment...  (1,728,346)  (1,140,950) (19,871,816)
  Proceeds from the sale of property and
   equipment............................     857,900       42,000       42,500
  Investments in centers, net of cash
   acquired.............................    (409,678)    (671,016)         --
                                         -----------  -----------  -----------
    Net cash used in investing
     activities.........................  (1,280,124)  (1,769,966) (19,829,316)
                                         -----------  -----------  -----------


 The accompanying notes are an integral part of these consolidated statements.

                AMERICAN HEALTH SERVICES CORP. AND SUBSIDIARIES

             FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                             1995         1994         1993
                                          -----------  -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of long-term
   debt.................................. $ 4,276,152  $ 3,333,481  $21,403,374
  Payments of long-term debt.............  (4,990,397)  (3,786,673)  (2,770,876)
  Increase (decrease) in minority
   interest..............................     169,536     (726,116)    (693,288)
                                          -----------  -----------  -----------
    Net cash provided by (used in)
     financing activities................    (544,709)  (1,179,308)  17,939,210
                                          -----------  -----------  -----------
INCREASE (DECREASE) IN CASH..............   2,512,047     (675,650)     180,082
CASH, beginning of year..................   3,663,795    4,339,445    4,159,363
                                          -----------  -----------  -----------
CASH, end of year........................ $ 6,175,842  $ 3,663,795  $ 4,339,445
                                          ===========  ===========  ===========

  Interest payments: During 1995, 1994 and 1993, the Company made interest payments of $3,585,628, $4,352,978 and $3,751,845, respectively.

  During 1994 and 1993 the Company issued warrants to purchase 372,524 and 377,075 shares of the Company's common stock which was valued at $29,802 and $94,269, respectively.

  In connection with the termination of a center in 1995, certain assets and liabilities were sold as follows:

      Book value of assets sold..................................... $2,721,065
      Long-term and other liabilities assumed by buyer..............  2,496,746
                                                                     ----------
      Amount applied against reserve for center terminations........ $  224,319
                                                                     ==========

  In conjunction with the acquisition of the net assets of an imaging center in 1994, liabilities assumed were as follows:

      Fair value of assets acquired................................. $1,257,319
      Cash paid.....................................................    900,000
                                                                     ----------
      Liabilities assumed........................................... $  357,319
                                                                     ==========

  During 1993, the Company purchased certain imaging equipment which was previously leased to the Company. In connection with the purchase, the Company reclassified $3,883,947 in deferred rent expense against the cost of the imaging equipment.

 The accompanying notes are an integral part of these consolidated statements.

                AMERICAN HEALTH SERVICES CORP. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       DECEMBER 31, 1995, 1994 AND 1993

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  a. Organization and Nature of Business

  American Health Services Corp. (the Company) was incorporated on November 12, 1982, in the state of Delaware. The Company was formed to develop and operate facilities in which high capital cost, technologically advanced equipment is used for the diagnostic imaging and treatment of patients. As of December 31, 1995, the Company operates twenty centers located throughout the United States.

  The accompanying consolidated financial statements include the Company's four majority-owned or controlled general partnerships, the Company's two majority-owned or controlled limited liability companies and the Company's wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated.

  b. Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  c. Allowance for Doubtful Accounts and Contractual Discounts

  The allowance for doubtful accounts and contractual discounts include management's estimate of the amounts expected to be written-off on specific accounts and for write-offs on other as yet unidentified accounts included in accounts receivable at December 31, 1995. In estimating the write-offs and discounts on specific accounts, management relies on a combination of in-house analysis and a review of contractual payment rates from private health insurance programs or under the federal Medicare program. In estimating the allowance for unidentified write-offs and discounts, management relies on historical experience. The amounts the Company will ultimately realize could differ materially in the near term from the amounts assumed in arriving at the allowance for doubtful accounts and contractual discounts in the financial statements at December 31, 1995.

  d. Allowance for Professional Fees

  The Company reserves a contractually agreed upon percentage at several of its centers, averaging 20 percent of the accounts receivable balance from patients, for payments to radiologists for interpreting the results of the diagnostic imaging procedures. Payments to radiologists are only due when amounts are received from patients. At that time, the balance is transferred from the allowance account to the professional fees payable account.

  e. Property and Equipment

  Property and equipment are depreciated and amortized on the straight-line method using the following estimated useful lives:

      Building.................................................. 17 to 19 years
      Leasehold improvements.................................... Term of lease
      Medical equipment......................................... 3 to 8 years
      Furniture and fixtures.................................... 3 to 8 years

                AMERICAN HEALTH SERVICES CORP. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
  The Company capitalizes expenditures for betterments and major renewals. Maintenance, repairs and minor replacements are charged to operations as incurred. When assets are sold or otherwise disposed of, the cost and related reserves are removed from the accounts and any resulting gain or loss is included in the results of operations.

  f. Preopening Costs

  The Company capitalizes certain costs incurred prior to the opening of centers, including legal, consulting and payroll costs. These costs are being amortized over three to five years. Net preopening costs of approximately $207,000 and $685,000 are included in other assets in the accompanying consolidated balance sheets at December 31, 1995 and 1994, respectively. Amortization expense of preopening costs totaled $196,236, $185,756 and $136,959 in 1995, 1994 and 1993, respectively.

  g. Goodwill

  The Company has classified as goodwill the cost in excess of fair value of the net assets of companies or partnership interests in purchase transactions. Goodwill is being amortized over six to fifteen years. Net goodwill of approximately $1,801,000 and $740,000 is included in other assets in the accompanying consolidated balance sheets at December 31, 1995 and 1994, respectively. Amortization expense of goodwill totaled $171,370 in 1995 and $0 in 1994 and 1993, respectively.

  The Company assesses the recoverability of its intangible assets (including goodwill) on a center by center basis by determining whether the amortization of the intangible asset balance over its remaining life can be recovered through projected nondiscounted future cash flows over the remaining amortization period. If projected future cash flows indicate that the unamortized intangible asset balances will not be recovered, an adjustment is made to reduce the net intangible asset to an amount consistent with projected future cash flows discounted at the Company's incremental borrowing rate. Cash flow projections, although subject to a degree of uncertainty, are based on trends of historical performance and management's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

  h. Reserve for Center Terminations

  The Company has established reserves related to future cash outlays on centers the Company has closed or is in the process of closing. As of December 31, 1995, the reserve for center terminations consisted of the following:

      Lease termination and equipment deinstallation costs.......... $  915,000
      Employee severances...........................................    350,078
                                                                     ----------
                                                                     $1,265,078
                                                                     ==========

  i. Revenue Recognition

  The Company recognizes revenue when services are provided. A substantial portion of the Company's revenues and related accounts receivable are derived from healthcare providers.

  No single contract accounts for more than 10 percent of the Company's revenues; however, one customer has six individual contracts covering separate centers. In the aggregate, revenues from these contracts represent approximately 24 percent, 27 percent and 28 percent of revenues in 1995, 1994 and 1993, respectively.

  j. Income Taxes

  The Company accounts for income taxes using the liability method in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS No. 109). The Company adopted

                AMERICAN HEALTH SERVICES CORP. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
SFAS No. 109 in 1993, whereby the Company recorded the benefit of its net operating loss carryforwards and also recorded a valuation reserve for the entire amount. The impact on the Company's financial statements was not material.

  k. Earnings (Loss) Per Common Share

  The number of shares used in computing earnings (loss) per common share is equal to the totals of the weighted average number of common and common equivalent shares outstanding during the period. Common stock equivalents relating to options, warrants and convertible preferred stock have not been included in the computation of earnings (loss) per common share in 1995, 1994, and 1993 due to their antidilutive effect. Preferred stock dividends have not been considered in the calculation of earnings (loss) per common share since the shares are non-cumulative and no dividends have been declared. The number of shares used in the computation of earnings (loss) per common share in 1995, 1994 and 1993 was 9,683,647.

  l. Post-Employment and Post-Retirement Benefits

  The Company does not provide post-employment or post-retirement benefits to employees. Accordingly, Statement of Financial Accounting Standards No. 112, Employers Accounting for Post-Employment Benefits, and Statement of Financial Accounting Standards No. 106, Employers Accounting for Post-Retirement Benefits have no impact on the Company's financial statements.

  m. Impact of Recently Issued Accounting Standards

  The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of (SFAS No. 121) in March 1995. SFAS No. 121 is effective for financial statements for fiscal years beginning after December 15, 1995. SFAS No. 121 is not expected to have a material effect on the Company's financial statements.

  The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123) in October 1995. SFAS No. 123 requires the Company to change how it accounts for employee stock-based compensation plans or to provide specific disclosures for financial statements for fiscal years beginning after December 15, 1995. The Company plans to adopt the disclosure requirements during 1996.

2. OPERATING LOSSES AND LIQUIDITY

  The Company has experienced reduced revenue per procedure and reduced procedure volumes while equipment costs have remained fixed. The Company has
(i) reported losses from 1992 to 1995 including a loss of approximately $1,138,000 in 1995, (ii) expects to continue to experience cashflow shortfalls and losses in 1996, (iii) has certain balloon payments of approximately $12,252,000 and $1,500,000 pursuant to its long-term debt obligations with its primary lender maturing in June and August 1996, respectively, and (iv) has a net capital deficiency of approximately $12,102,000 at December 31, 1995. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. In response thereto, the Company has undertaken the following actions:

  First, in connection with a comprehensive restructuring plan which includes a merger and debt restructuring (see Note 11), the Company has reached an agreement with its primary lender, subject to shareholder approval, to significantly restructure its long-term debt. In connection with the restructuring arrangement, the Company's primary lender will, among other things, extend the maturity of the balloon payments until December 2002, reduce the Company's long-term debt by approximately $10,685,000, restructure certain lease arrangements and surrender warrants to purchase 1,589,072 shares of the Company's Common Stock.

                AMERICAN HEALTH SERVICES CORP. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

  Second, in connection with the comprehensive restructuring plan, the Company has reached an agreement to merge with Maxum Health Corp.

  Third, the Company is attempting to reduce costs by renegotiating equipment maintenance contracts, contracts with vendors of medical supplies and film and certain consulting arrangements. The Company has sold or negotiated the termination of leases of all its idle diagnostic imaging equipment.

  The ability of the Company to meet its long-term debt, operating lease and other ongoing obligations is contingent upon the consummation of the restructuring plan as discussed above. In the event that the negotiations are not successful, or shareholder approval is not obtained, the Company will have to seek alternate sources of repayment and funding. However, there can be no assurances that any of these transactions may be consummated in a timely manner on terms reasonably acceptable to the Company.

  The healthcare industry is highly regulated and changes in laws and regulations can be significant. The Company believes that the expanding managed competition environment accompanied by cost containment pressures may have a materially adverse effect on the Company's business, since they may directly affect the utilization of the Company's centers and reimbursement for those procedures performed at the Company's centers.

3. TRANSACTIONS WITH RELATED PARTIES

  The Company compensates a director for consulting fees and related expenses in connection with the Company's financing and acquisition activities. In addition, the Company paid legal fees to a law firm affiliated with another director. These amounts totaled approximately $424,000, $164,000 and $389,000 in 1995, 1994 and 1993, respectively. Additionally, the Company borrowed approximately $2,123,000 from a stockholder/director during 1993 pursuant to the terms of a non-recourse promissory note. The note was repaid in 1994. Total interest paid on the note was approximately $195,000 in 1993.

4. PROPERTY AND EQUIPMENT

  Property and equipment consisted of the following at December 31, 1995 and 1994:

                                                            1995        1994
                                                         ----------- -----------
Building and improvements............................... $11,012,023 $10,738,434
Medical equipment.......................................  21,213,922  25,823,292
Furniture and fixtures..................................   1,456,648   1,307,772
                                                         ----------- -----------
                                                          33,682,593  37,869,498
Less: Accumulated depreciation and amortization.........  13,513,147  12,348,486
                                                         ----------- -----------
                                                         $20,169,446 $25,521,012
                                                         =========== ===========

                AMERICAN HEALTH SERVICES CORP. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

5. LONG-TERM DEBT

  Long-term debt consisted of the following at December 31, 1995 and 1994:

                                                            1995        1994
                                                         ----------- -----------
Notes payable to a third party bearing interest at
 rates which range from 8.00 to 12.5 percent, maturing
 at various dates through 2001. These notes are secured
 by substantially all of the Company's assets. ........  $36,397,147 $38,346,229
Note payable to a third party, principal repaid in June
 1995 .................................................          --      928,863
Note payable to a bank, bearing interest at 10 percent,
 principal and interest payments due monthly, maturing
 in March 1999. The note is secured by certain of the
 Company's equipment. .................................    2,171,313   2,714,293
Note payable to a bank, bearing interest at 8.13
 percent, principal and interest payments due monthly,
 maturing in September 2000. The note is secured by
 certain of the Company's building and improvements. ..      145,783         --
Note payable to a bank, bearing interest at 8.45
 percent, principal and interest payments due monthly,
 maturing in December 1996. The note is secured by
 certain of the Company's building and improvements. ..       52,609         --
Unsecured non-interest bearing notes payable to third
 parties, payable in annual installments of $190,000,
 maturing in 1999......................................      760,000     600,000
Unsecured notes payable to a third party with interest
 accruing monthly at prime. ...........................      430,171     430,171
Obligations under capital leases.......................      557,887     707,431
                                                         ----------- -----------
                                                          40,514,910  43,726,987
Less--Current portion..................................   19,207,076   4,326,816
                                                         ----------- -----------
                                                         $21,307,834 $39,400,171
                                                         =========== ===========

  In 1989, the Company entered into a note payable with a financial institution for $14,280,000. This note is secured by substantially all assets of the Company not secured by other notes payable. During April 1994, the Company and its primary lender entered into a debt restructuring arrangement pursuant to which (i) the maturity of a balloon payment due was extended until January 1996, (ii) the principal amount of the balloon payment was reduced from approximately $9,582,000 to $8,000,000, (iii) the interest rate on the note relative to the balloon payment was reduced from 12.75 percent per annum to 9.25 percent per annum, (iv) payments on the $15,200,000 equipment loan discussed below were restructured, (v) the Company could defer three monthly payments pursuant to the equipment loan mentioned above through December 31, 1995, under certain circumstances, (vi) the shares issuable under the warrant issued in connection with the May 1992 non-revolving line of credit discussed below were reduced to 839,478 shares, and (vii) a $500,000 working capital loan was advanced for a Gamma Knife center. As a result of items 1 through 4, the Company realized monthly savings of approximately $215,000. As a result of this restructuring, a gain on restructuring of long-term debt of $305,985 has been recorded and is accounted for as an extraordinary item in the accompanying consolidated statement of operations. During 1995, the Company utilized its three deferrals described above. The terms of this note agreement include certain restrictive covenants which, among others, require the maintenance of specified financial ratios, limit capital expenditures and restrict the payment of dividends. As of December 31, 1995, the Company was in technical violation of certain of these restrictive covenants but upon consummation of the restructuring plan discussed below, the primary lender has agreed to eliminate these financial covenants.

  In 1993, the Company entered into a definitive loan and security agreement with its primary lender, pursuant to which the Company restructured all of its imaging equipment leases held by the third party. Under the terms

                AMERICAN HEALTH SERVICES CORP. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993 of the restructuring arrangement, the Company bought out the leases and purchased the related imaging equipment at eight centers and restructured the leases at the remaining nine centers. The purchase was financed by a $15,200,000 loan which is due in March 2000.

  In 1994, in consideration of the restructuring arrangement discussed above, the Company issued a warrant to it primary lender to purchase up to an aggregate of 372,524 shares of the Company's outstanding common stock for $0.10 per share, subject to adjustment in certain circumstances. The warrant became exercisable in 1995. In 1993, in consideration of the restructuring arrangement discussed above, the Company issued another warrant to purchase up to an aggregate of 377,075 shares of the Company's outstanding common stock at $0.10 per share, subject to adjustment in certain circumstances. The warrant became exercisable in 1995. Also, in 1992, in consideration of the extension of the non-revolving line of credit and the lease amendment, the Company issued a warrant to the lender to purchase up to an aggregate of 1,678,946 shares of the Company's outstanding common stock for $0.10 per share, subject to adjustment in certain circumstances. Pursuant to the April 1994 debt restructuring discussed above, the warrant was reduced to 839,478 shares. The warrant became exercisable in 1995. The warrants were valued at their estimated fair market value at the date of issuance and recorded in other assets at December 31, 1995 and 1994, respectively. Amortization related to these assets totaled $202,718, $197,042 and $163,548 in 1995, 1994 and 1993,
respectively and is included in interest expense in the accompanying consolidated statements of operations. In connection with the issuance of the warrants, the holders of the Series B Preferred Stock waived their antidilutive rights with respect to both the issuance and exercise of the warrants.

  Subsequent to December 31, 1995 (see Note 11), in connection with a comprehensive restructuring plan which includes a merger and debt restructuring, the Company has reached an agreement with its primary lender, subject to shareholder approval, to significantly restructure its long-term debt. In connection with this restructuring arrangement, the Company's primary lender will, among other things, extend the maturity of approximately $11,619,000 in balloon payments from 1996 until December 2002, reduce the Company's long-term debt by approximately $10,685,000, restructure certain operating lease arrangements and surrender the warrants described above.

  The equipment related to the capital leases has an original cost of approximately $682,000 and accumulated depreciation of approximately $227,000 at December 31, 1995.

  Principal payments on long-term debt at December 31, 1995, are as follows:

             YEAR ENDING
             DECEMBER 31:
             ------------
              1996........................ $19,207,076
              1997........................   5,614,373
              1998........................   6,163,085
              1999........................   5,933,792
              2000........................   3,064,095
              Thereafter..................     532,489
                                           -----------
                                           $40,514,910
                                           ===========

6. COMMITMENTS AND CONTINGENCIES

  The Company is committed under noncancelable operating leases for its corporate offices, and certain centers and imaging equipment. Rent expense was $7,682,650, $7,752,546 and $13,030,706 in 1995, 1994 and 1993, respectively.
Minimum annual rental payments under noncancelable operating leases are as follows as of December 31, 1995:

                AMERICAN HEALTH SERVICES CORP. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

             YEAR ENDING
             DECEMBER 31:
             ------------
              1996........................ $ 5,516,678
              1997........................   5,291,614
              1998........................   4,718,273
              1999........................   4,562,629
              2000........................   2,482,209
              Thereafter..................     898,546
                                           -----------
                                           $23,469,949
                                           ===========

  The Company's agreements at its co-venture centers and with its partners in the six limited liability companies and partnerships provide for contingent payments based on annual pretax profits, as defined, of the individual center. These contingent payments, which are charged to operations as they become accruable, are included in "Provision for Center Profit Distributions" in the accompanying consolidated statements of operations. During the years ended December 31, 1995, 1994 and 1993 the Company incurred contingent rent expense and minority interest in income from operations of $766,388, $917,339, and $780,740, respectively.

  In September 1992, a complaint was filed against the Company, its primary lender and certain individuals alleging, among other things, violations of the Racketeer Influenced and Corrupt Organizations Act, breach of management agreement, breach of voting trust agreement and breach of fiduciary duty. Pursuant to Judicial orders, most of the claims against the Company have been dismissed. The Company has been advised by its counsel that it believes a settlement has been reached as to all remaining claims which will require the Company to make a payment of approximately $50,000 which has been accrued and is included in accounts payable and accrued expenses in the accompanying consolidated balance sheets at December 31, 1995 and 1994.

7. STOCK OPTION PLANS

  The Company has four stock option plans under which officers, key employees and directors have been or may be granted options to purchase up to 2,300,000 shares of the Company's common stock. The plans provide for incentive and nonqualified stock options. The options become exercisable cumulatively over various periods up to four years from the grant date and expire five years after the grant date. In addition, the Company has issued an option to purchase 20,000 shares to a non-employee director. This option is not covered by an existing plan but was issued on terms comparable to options issued to other directors.

  The following table summarizes stock option activity for the years ended December 31, 1995 and 1994:

                                                      NUMBER OF      EXERCISE
                                                    OPTION SHARES  PRICE RANGE
                                                    ------------- --------------
   Balance, December 31, 1993......................     605,000   $1.31 to $2.00
     Granted.......................................     120,000   $0.25 to $0.25
     Canceled......................................         --               --
     Exercised.....................................         --               --
                                                      ---------   --------------
   Balance, December 31, 1994......................     725,000   $0.25 to $2.00
     Granted.......................................     360,000   $0.25 to $0.38
     Canceled......................................     (30,000)  $2.00 to $2.00
     Exercised.....................................         --               --
                                                      ---------   --------------
   Balance, December 31, 1995......................   1,055,000   $0.25 to $1.62
                                                      =========   ==============

  At December 31, 1995, options to acquire 639,000 shares were exercisable and 20,000 shares were available for grants of options.

                AMERICAN HEALTH SERVICES CORP. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

8. INCOME TAXES

  The provision for income taxes for the years ended December 31, 1995, 1994 and 1993 consists entirely of state taxes.

  The components of deferred income taxes (assuming a federal tax rate of 34 percent and a combined state tax rate of three percent) recognized in the consolidated balance sheet at December 31, 1995 are as follows:

   Depreciation................................................... $    223,000
   Allowance for doubtful accounts................................    1,404,000
   Capitalized financing costs....................................       22,000
   Reserve for center terminations................................      602,000
   Net operating loss carryforwards...............................   11,920,000
                                                                   ------------
                                                                     14,171,000
   Valuation allowance as required by FAS 109.....................  (14,171,000)
                                                                   ------------
     Net deferred tax asset....................................... $        --
                                                                   ============

  As of December 31, 1995, the Company has approximately $32,216,000 of net operating loss carryforwards for federal and state income tax purposes which expire at various dates from 1997 through 2009.

9. CANADIAN ACCOUNTING PRINCIPLES

  The Company's common stock is listed with the Ontario Securities Commission
(OSC) and the Company is required to file its financial statements with OSC. Although the accompanying financial statements and notes thereto have been prepared in accordance with generally accepted accounting principles applicable in the United States, the primary difference between these accounting principles and those applicable in Canada is as follows:

  Currency Translation

    The accompanying consolidated financial statements are stated in United States dollars. Translation of the financial statements into Canadian dollars would be performed using the historical rates in effect on the dates transactions occurred. No translation gains or losses would result from the translation. The rate of exchange in effect at the end of each of the last five years and the average exchange rate for those years are as follows:

                                                               EXCHANGE RATES
                                                             (CANADIAN DOLLARS
                                                              PER U.S. DOLLAR)
                                                            --------------------
                                                                        AVERAGE
        YEAR                                                DECEMBER 31 FOR YEAR
        ----                                                ----------- --------
        1991...............................................    1.146     1.156
        1992...............................................    1.271     1.209
        1993...............................................    1.324     1.290
        1994...............................................    1.403     1.366
        1995...............................................    1.364     1.372

10. PREFERRED STOCK

  Each share of Series B Preferred Stock is convertible into one hundred shares of common stock. In addition, the preferred stockholders can elect up to two directors of the Company and have the right to nominate an additional board member, based on continuing ownership percentages. The Company must also obtain approval

                AMERICAN HEALTH SERVICES CORP. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993 from the preferred stockholders for certain transactions which might affect the preferred stock and if the Company is materially delinquent for sixty days with its creditors or is delinquent in paying preferred stock dividends for six quarters, the preferred stockholders have certain rights which include majority representation on the Company's Board of Directors. In addition, the Company has issued warrants to purchase up to 700,000 shares of the Company's common stock to the preferred stockholders. The warrants to purchase 500,000 shares of common stock had exercise prices of $1.00 and expired in February 1996. The warrant to purchase 200,000 shares has an exercise price of $0.25 and expires in November 1997.

  The Company may pay, at its option, future dividends on the Series B Preferred Stock in shares of common stock or cash. Dividends on the Series B Preferred Stock are non-cumulative so long as the preferred stockholders control a majority of the Board of Directors.

11. SUBSEQUENT EVENT

  On February 26, 1996, the Company entered into an Agreement and Plan of Merger (the Merger Agreement) with Maxum Health Corp., a Delaware corporation (Maxum). In anticipation of the Merger Agreement, the Company and Maxum jointly formed InSight Health Services Corp. (InSight). The Merger Agreement provides for the Company and Maxum to merge with newly-formed acquisition subsidiaries of InSight. As a result, the Company and Maxum will each become wholly-owned subsidiaries of InSight.

  Under the terms of a Preferred Stock Acquisition Agreement, dated as of February 26, 1996, by and among the Company, Maxum, InSight and General Electric Company, a New York corporation acting through GE Medical Systems
(GE), GE, in exchange for a comprehensive program of debt and lease restructuring of the existing obligations of the Company and Maxum, will receive non-voting preferred stock of the Company and Maxum, convertible into approximately forty-eight percent (48%) of the common stock of InSight on a fully-diluted basis. The terms and conditions of the debt and lease restructuring are set forth in the Master Debt Restructuring Agreement among GE, the Company and Maxum, which is an exhibit to the Preferred Stock Acquisition Agreement and include, among other things, (i) an extension of the Company's balloon payments totaling approximately $11,619,000 in 1996 until December 2002, (ii) a reduction of the Company's long-term debt by approximately $10,685,000, (iii) a restructure of certain operating lease arrangements, (iv) the surrender by GE of warrants to purchase 1,589,072 shares of the Company's common stock at $0.10 per share and (v) similar restructuring for Maxum.

  In addition, in connection with the restructure of the Company's and Maxum's master equipment service contracts, GE will be entitled to receive an amount equal to approximately 14 percent of income before provision for taxes, as defined in the agreement, of the Company, Maxum and InSight.

  The Boards of Directors and management of the Company and Maxum, having received fairness opinions from their respective investment banking consultants, have agreed to recommend approval of the merger to their respective stockholders, subject to their fiduciary obligations. The obligations of the Company and Maxum to consummate the merger are subject to the satisfaction of certain conditions set forth in the Merger Agreement, including the approval of the merger by the stockholders of the Company and Maxum and consummation of the debt and lease restructuring.

  Under the Merger Agreement, each share of the Company's common stock will be converted into the right to receive approximately .100 shares of InSight common stock, and each share of the Company's Series B Convertible Preferred Stock shall be converted into the right to receive approximately ten (10) shares of InSight common stock. Each share of Maxum common stock shall be converted into the right to receive approximately .598 shares of InSight common stock. Immediately upon consummation of the merger, approximately one-half

                AMERICAN HEALTH SERVICES CORP. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993 of the issued and outstanding common stock of InSight will be held by former stockholders of the Company and approximately one-half will be held by former Maxum stockholders.

  The Merger Agreement may be terminated if the merger has not been consummated, or the approval of the Company's and Maxum's stockholder has not been obtained, by September 30, 1996. There can be no assurance that these transactions may be consummated in a timely manner.

                                                                 APPENDIX J

                       INSIGHT HEALTH SERVICES CORP.

                INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS................................... J-2
CONSOLIDATED BALANCE SHEET AT MAY 7, 1996.................................. J-3
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS................................. J-4

                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To InSight Health Services Corp.:

  We have audited the accompanying consolidated balance sheet of InSight Health Services Corp. (a Delaware corporation) and subsidiaries as of May 7, 1996. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of InSight Health Services Corp. and subsidiaries as of May 7, 1996, in conformity with generally accepted accounting principles.

                                              /s/ Arthur Andersen LLP

                                                  ARTHUR ANDERSEN LLP

Orange County, California

May 7, 1996

              INSIGHT HEALTH SERVICES CORP. AND SUBSIDIARIES

                        CONSOLIDATED BALANCE SHEET

                                MAY 7, 1996

        Cash........................................................... $1,000
                                                                        ======
        Convertible Series A preferred stock, $.001 par value,
         3,500,000 shares authorized, no shares outstanding............ $  --
        Common stock, $.001 par value, 25,000,000 shares authorized,
         1,000 shares outstanding stated at   .........................  1,000
                                                                        ------
                                                                        $1,000
                                                                        ======

      The accompanying notes to consolidated financial statements are an integral part of this consolidated balance sheet.

              INSIGHT HEALTH SERVICES CORP. AND SUBSIDIARIES

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               MAY 7, 1996

1. ORGANIZATION AND NATURE OF BUSINESS

  InSight Health Services Corp. (InSight) was incorporated on February 23, 1996, in the state of Delaware. The Company and its subsidiaries (MXHC Acquisition Company and AHSC Acquisition Company) were formed in connection with the Agreement and Plan of Merger (the Merger Agreement) among InSight, American Health Services Corp. (AHS), AHSC Acquisition Company (AHSC Acquisition), Maxum Health Corp. (Maxum) and MXHC Acquisition Company (MXHC Acquisition). At the effective time of the Merger, Maxum and AHS will become wholly-owned subsidiaries of InSight.

  Maxum and AHS were formed to develop and operate facilities in which high capital cost, technologically advanced equipment is used for the diagnostic imaging and treatment of patients. Presently, Maxum and AHS operate 79 diagnostic facilities throughout the United States.

  InSight has no material assets or liabilities other than under the Merger Agreement.

2. TERMS OF THE MERGER

  At the effective time of the Merger (i) MXHC Acquisition will merge with and into Maxum and AHSC Acquisition will merge with and into AHS, (ii) each outstanding share of common stock of Maxum will be converted into the right to receive .598 of a share of InSight Common Stock, (iii) each outstanding share of Series B Preferred Stock of Maxum will be converted into the right to receive 83.392 shares of Series A Preferred Stock of InSight, (iv) each outstanding share of common stock of AHS will be converted into the right to receive one-tenth of a share of InSight Common Stock, (v) each outstanding share of Series B Senior Convertible Preferred Stock of AHS, which is currently convertible into 100 shares of AHS Common Stock, will be converted into the right to receive 10 shares of InSight Common Stock, (vi) each outstanding share of Series C Preferred Stock of AHS will be converted into the right to receive 1.25088 shares of InSight Series A Preferred Stock and
(vii) each outstanding option, warrant or other right to purchase Maxum Common Stock or AHS Common Stock will be converted into the right to acquire, on the same terms and conditions, shares of InSight Common Stock, with the number of shares and exercise price applicable to such options, warrants or other rights adjusted based on the applicable exchange ratio for the underlying Maxum Common Stock or AHS Common Stock, as the case may be.

  The percentage interests of InSight Common Stock to be held by former Maxum Stockholders and former AHS stockholders at the effective time, assuming no conversion by GE Medical of its InSight Series A Preferred Stock into InSight Common Stock, will be 50.2% and 49.8%, respectively. The percentage interests of InSight Common Stock to be held by former Maxum stockholders, former AHS stockholders and GE Medical as of the effective time, assuming the conversion by GE Medical of its InSight Series A Preferred Stock into InSight Common Stock, will be 26.1%, 25.9%, and 48%, respectively.

  In addition, at the effective time, GE Medical (the primary creditor of Maxum and AHS) will have the right to receive for ten years annual payments (the "Supplemental Service Fee") under its maintenance agreements with InSight, Maxum and AHS equal to 14% of pre-tax income, subject to certain adjustments. InSight may terminate the Supplemental Service Fee at any time during the ten-year period by making a payment to GE Medical equal to $8 million minus the discounted value (calculated at a discount rate of 15% per annum) of Supplemental Service Fee payments made through the date of such termination payment.

3. STOCK OPTION PLANS

  The InSight board of directors has authorized an aggregate of 882,433 shares of InSight Common Stock be reserved for issuance under the InSight Health Services Corp. 1996 Employee Stock Option Plan and the InSight Health Services Corp. 1996 Directors' Stock Option Plan (the Plans). The Plans will become effective at the effective time, provided stockholder approval is obtained.

                                   P R O X Y
                                   P R O X Y
                                      SPECIAL MEETING OF STOCKHOLDERS,
    MAXUM HEALTH CORP.                JUNE 25, 1996

              PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby (1) acknowledges receipt of the Notice dated May   ,
1996, of the Special Meeting of Stockholders of Maxum Health Corp. (the "Company") to be held on June 25, 1996, and the Joint Proxy Statement dated May
  , 1996, in connection therewith (herein called the "Proxy Statement") and (2) constitutes and appoints Glenn P. Cato and Don G. Hicks and each of them, as his or her attorneys and proxies, with full power of substitution and revocation to each, for and in the name, place and stead of the undersigned, to vote and act as designated below with respect to all of the shares of Common Stock of the Company standing in name of the undersigned, or with respect to which the undersigned is entitled to vote and act, at said meeting and any adjournment(s) thereof.

1. APPROVAL OF THE MERGER PROPOSAL AS SET FORTH IN THE PROXY STATEMENT.

                   FOR [_]AGAINST [_]ABSTAIN [_]

2. APPROVAL OF THE INSIGHT OPTION PLANS PROPOSAL AS SET FORTH IN THE PROXY STATEMENT.

                   FOR [_]AGAINST [_]ABSTAIN [_]

3. APPROVAL OF THE MAXUM OPTION RATIFICATION PROPOSAL AS SET FORTH IN THE PROXY STATEMENT.

                   FOR [_]AGAINST [_]ABSTAIN [_]

4. IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

   YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" ALL PROPOSALS

                (Continued and to be Signed on the Reverse Side)
                          (Continued from Other Side)
                                                     PROXY NO. ________________

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1, 2 AND 3 ABOVE.

                                             Dated: _____________________, 1996

                                             __________________________________

                                             __________________________________
                                                      PLEASE SIGN HERE
                                             Please date this proxy and sign
                                             your name exactly as it appears
                                             hereon.

                                             If there is more than one owner,
                                             each should sign. When signing as
                                             an agent, attorney, administra-
                                             tor, executor, guardian, or
                                             trustee, please add your title as
                                             such. If executed by a corpora-
                                             tion, the proxy should be signed
                                             by a duly authorized officer who
                                             should indicate his/her title.

                                             Please date, sign and mail this
                                             proxy card in the enclosed
                                             envelope. No postage is required
                                             if mailed in the United States.

                                   P R O X Y
                                   P R O X Y
                                      SPECIAL MEETING OF STOCKHOLDERS,
    AMERICAN HEALTH SERVICES CORP.    JUNE 25, 1996

The undersigned hereby (1) acknowledges receipt of the Notice dated May   ,
1996, of the Special Meeting of Stockholders of America Health Services Corp. (the "Company") to be held on June 25, 1996, and the Joint Proxy Statement
dated May   , 1996, in connection therewith (therein called the "Proxy
Statement") and (2) constitutes and appoints E. Larry Atkins and Thomas V. Coral and each of them, as his or her attorneys and proxies, with full power of substitution and revocation to each, for and in the name, place and stead of the undersigned, to vote and act as designated below with respect to all of the shares of Common Stock of the Company standing in the name of the undersigned, or with respect to which the undersigned is entitled to vote and act, at said meeting and any adjournment(s) thereof.

1.APPROVAL OF THE MERGER PROPOSAL AS SET FORTH IN THE PROXY STATEMENT.

                   FOR [_]AGAINST [_]ABSTAIN [_]

2.APPROVAL OF THE INSIGHT OPTION PLANS PROPOSAL AS SET FORTH IN THE PROXY STATEMENT.

                   FOR [_]AGAINST [_]ABSTAIN [_]

3.APPROVAL OF THE AHS PLAN AMENDMENT PROPOSAL AS SET FORTH IN THE PROXY
STATEMENT.

                   FOR [_]AGAINST [_]ABSTAIN [_]

4. IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

   YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" ALL PROPOSALS

                  (Continued and to be Signed on Reverse Side)
                           (Continue from Other Side)
                                                     PROXY NO. ________________

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1,2 AND 3.

                                             Dated: _____________________, 1996

                                             __________________________________

                                             __________________________________
                                                      PLEASE SIGN HERE
                                             Please date this proxy and sign
                                             your name exactly as it appears
                                             hereon.

                                             If there is more than one owner,
                                             each should sign. When signing as
                                             an agent, attorney, administra-
                                             tor, executor, guardian, or
                                             trustee, please add your title as
                                             such. If executed by a corpora-
                                             tion, the proxy should be signed
                                             by a duly authorized officer who
                                             should indicate his/her title.

                                             Please date, sign and mail this
                                             proxy card in the enclosed
                                             envelope. No postage is required
                                             if mailed in the United States.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

  The Bylaws of InSight Health Services Corp. ("InSight") provide that the directors and officers of InSight may be indemnified and held harmless by InSight to the fullest extent permitted by the General Corporation Law of the State of Delaware against certain liabilities that those persons may incur in their capacities as directors or officers. InSight also will enter into Indemnification Agreements with each of its directors and executive officers. See "Operation, Management and Business of InSight After the Merger -- Indemnification Agreements" in the Joint Proxy Statement/Prospectus. Furthermore, InSight's Certificate of Incorporation states that, to the fullest extent permitted by the General Corporation Law of the State of Delaware, a director of InSight shall not be liable to InSight or its stockholders for monetary damages for a breach of fiduciary duty as a director.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) The following exhibits are filed herewith unless otherwise indicated:

EXHIBIT NO.

 2.1 Agreement and Plan of Merger dated as of February 26, 1996, by and among InSight Health Services Corp., American Health Services Corp., AHSC Acquisition Company, Maxum Health Corp. and MXHC Acquisition Company (filed herewith as Appendix A to the Joint Proxy
       Statement/Prospectus).

 3.1   Certificate of Incorporation of InSight Health Services Corp.(1)

 3.2   Bylaws of InSight Health Services Corp.(1)

 3.3 Certificate of Incorporation of Maxum Health Corp., as amended through July 24, 1991.(2)

 3.4   Bylaws of Maxum Health Corp.(2)

 3.5   Restated Certificate of Incorporation of American Health Services
       Corp.(3)

 3.6   Bylaws of American Health Services Corp.(3)

 4.1 Article 4 of InSight Health Services Corp.'s Certificate of Incorporation, previously filed as Exhibit 3.1, and Article 2 of InSight Health Services Corp.'s Bylaws, previously filed as Exhibit 3.2.(1)

 4.2   Form of InSight Health Services Corp. Common Stock Certificate.(1)

 *5.1 Legal opinion of Storey Armstrong Steger & Martin, P.C. with respect to the legality of the securities being issued.

 8.1 Form of legal opinion of Storey Armstrong Steger & Martin, P.C. with respect to certain tax matters.(1)

 8.2 Form of legal opinion of Arent Fox Kintner Plotkin & Kahn with respect to certain tax matters.(1)

 10.1 Preferred Stock Acquisition Agreement dated as of February 26, 1996, by and among American Health Services Corp., Maxum Health Corp., InSight Health Services Corp. and General Electric Company, acting through GE Medical Systems (without schedules and exhibits).(5)(6)

 10.2 Form of Master Debt Restructuring Agreement by and among General Electric Company acting through GE Medical Systems, General Electric Capital Corporation, InSight Health Services Corp., American Health Services Corp. and Maxum Health Corp. (without schedules and exhibits).(1)

 10.3 Form of Registration Rights Agreement by and between General Electric Company acting through GE Medical Systems and InSight Health Services Corp.(1)

 10.4 Form of Master Service Agreement Addendum by and among General Electric Company acting through GE Medical Systems, InSight Health Services Corp., American Health Services Corp. and Maxum Health Corp.(1)

 10.5 Form of InSight Health Services Corp. 1996 Directors' Stock Option Plan (filed herewith as Appendix E to the Joint Proxy Statement/Prospectus).

 10.6 Form of InSight Health Services Corp. 1996 Employee Stock Option Plan (filed herewith as Appendix F to the Joint Proxy Statement/Prospectus).

 10.7 Form of Indemnification Agreement between InSight Health Services Corp. and each of its directors and executive officers.(1)

 10.8 Agreements and form of Warrants with holders of Series B Preferred Stock of American Health Services Corp.(1)

 10.9.1 Loan Agreement (County/USC Imaging Science Center) dated June 15, 1988, by and between Philips Credit Corporation and American Health Services Corp.(7)

 10.9.2 Loan Agreement (Harbor/UCLA Medical Center) dated June 15, 1988, by and between Philips Credit Corporation and American Health Services Corp.(7)

 10.9.3 Loan Agreement dated March 9, 1989, by and between American Health Services Corp. and Philips Credit Corporation.(8)

 10.9.4 Amendment No. 1 to Loan Agreement, dated March 9, 1989, made as of February 14, 1990, by and between American Health Services Corp. and Philips Credit Corporation.(9)

 10.9.5 Waiver and Amendment No. 2 to Loan Agreement, dated March 9, 1989, made as of April 12, 1991, by and between American Health Services Corp. and Philips Credit Corporation.(9)

 10.9.6 Amendment No. 3 to Loan Agreement, dated March 9, 1989, made as of August 19, 1991, by and between American Health Services Corp. and Philips Credit Corporation.(9)

 10.9.7 Revolving Loan and Term Loan Agreement, made as of August 19, 1991, by and between American Health Services Corp. and Philips Credit Corporation.(9)

 10.10  American Health Services Corp. Employee Stock Option Plan (1983).(10)

 10.11  American Health Services Corp. 1987 Stock Option Plan.(11)

 10.12  American Health Services Corp. 1989 Stock Incentive Plan.(12)

 10.13  American Health Services Corp. 1992 Option and Incentive Plan.(13)

 10.14 Maxum Health Corp. 1989 Stock Option Plan, Amended and Restated as of October 28, 1993.(14)

 10.15 Loan and Security Agreement, dated as of May 19, 1992, by and between General Electric Capital Corporation and American Health Services Corp.(15)

 10.16 Addendum to Various Masterline, Leaseline and Maxiservice Agreements, dated May 19, 1992, by and between American Health Services Corp. as Lessee and General Electric Company as Lessor.(15)

 10.17 Loan Agreement, dated as of June 30, 1992, by and among Gamma Knife Partners, Philips Credit Corporation, American Health Services Corp. and University Gamma Knife, Inc.(17)

 10.18 Agreement between General Electric Company acting through GE Medical Systems, and Maxum Health Corp. and certain of its subsidiaries, effective June 1, 1993 (portions of this exhibit are subject to a request for confidential treatment).(14)

 10.19 Loan and Security Agreement, dated as of June 1, 1993, by and between General Electric Capital Corporation and American Health Services Corp.(16)

 10.20 Agreement between General Electric Company acting through GE Medical Systems, Maxum Health Corp., Maxum Health Services Corp., MTS Enterprises, Inc., and Quest Financial Services, Inc. dated as of June 23, 1994.(17)

 10.21 Letter Agreement for Consulting Services between InSight Health Services Corp. and Frank Egger dated March 28, 1996.(1)

 10.22 Letter Agreement for Consulting Services between InSight Health Services Corp. and Anthony J. LeVecchio dated March 28, 1996.(1)

 10.23 Executive Employment Agreement between InSight Health Services Corp. and E. Larry Atkins dated as of February 25, 1996.(1)

 10.24 Form of Executive Employment Agreement between Maxum Health Corp. and Glenn P. Cato dated as of February 25, 1995.(5)

 10.25 Form of Executive Employment Agreement between InSight Health Services Corp. and various officers of the company dated as of February 25, 1996.(1)

 10.26 Nonqualified Stock Option Agreement, dated November 11, 1991, by and between American Health Services Corp. and Cal Kovens.(9)

*10.27 Form of Executive Employment Agreement between InSight Health Services
       Corp. and Glenn P. Cato.

 21.1  Subsidiaries of InSight Health Services Corp.(1)

*23.1-A Consent of Deloitte & Touche, LLP regarding financial statements of Maxum Health Corp. and Subsidiaries.

*23.1-B Consent of Deloitte & Touche, LLP regarding financial statements of
        Dayton Medical Imaging Radiologists, Inc.

*23.2-A Consent of Arthur Andersen, LLP regarding financial statements of American Health Services Corp. and Subsidiaries.

*23.2-B Consent of Arthur Andersen, LLP regarding financial statements of InSight Health Services Corp.

*23.3  Consent of Storey Armstrong Steger & Martin, P.C. (filed as part of
       Exhibit 5.1 hereto, which includes its consent to filing Exhibits 5.1 and 8.1 as exhibits to this Registration Statement.)

 23.4  Consent of Arent Fox Kintner Plotkin & Kahn, P.C. (filed as part of
       Exhibit 8.2 hereto)(1)

 24.1  Power of Attorney(1)

  (b) Financial Statement Schedules

    Financial statement schedules for Maxum Health Corp. are filed as part of this Registration Statement on page H-20.

  (c) Opinions of Financial Advisors

    (1) The Fairness Opinion of Principal Financial Securities, Inc. is filed herewith as Appendix B to the Joint Proxy
         Statement/Prospectus.

    (2) The Fairness Opinion of Shattuck Hammond Partners, Inc. is filed herewith as Appendix C to the Joint Proxy Statement/Prospectus.
- --------

  * Filed herewith.

 (1)  Previously filed.

 (2) Incorporated by reference from Maxum Health Corp.'s Registration Statement on Form S-1 (Registration No. 33-41896), filed July 24, 1991, as amended by Amendment No. 1 to such Registration Statement, filed August 29, 1991.

 (3) Incorporated by reference from American Health Services Corp.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1989, filed on March 29, 1990.

 (4)  To be filed by amendment.

 (5) Incorporated by reference from Maxum Health Corp.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1995, filed March 25, 1996.

 (6) Incorporated by reference from American Health Services Corp.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1995, filed March 26, 1996.

 (7) Incorporated by reference from American Health Services Corp.'s Post-Effective Amendment No. 5 on Form S-1 to American Health Services Corp.'s Registration Statement on Form S-18 (Registration No. 33-00088), filed August 7, 1988.

 (8) Incorporated by reference from American Health Services Corp.'s Amendment No. 1 filed March 16, 1989 to American Health Services Corp.'s Current Report on Form 8-K, filed January 13, 1989.

 (9) Incorporated by reference from American Health Services Corp.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1991, filed March 30, 1992.

(10) Incorporated by reference from American Health Services Corp.'s Registration Statement on Form S-18 (Registration No. 33-00088), filed September 5, 1985.

(11) Incorporated by reference from Post-Effective Amendment No. 4 on Form S-1 to American Health Services Corp.'s Registration Statement on Form S-18 (Registration No. 33-00088), filed August 28, 1987.

(12) Incorporated by reference from American Health Services Corp.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1990, filed April 15, 1991.

(13) Incorporated by reference from American Health Services Corp.'s Registration Statement on Form S-8 (Registration No. 33-51532), filed September 1, 1992.

(14) Incorporated by reference from Maxum Health Corp.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1993.

(15) Incorporated by reference from American Health Services Corp.'s Quarterly Report on Form 10-Q for the period ended June 30, 1992, filed August 14, 1992.

(16) Incorporated by reference from American Health Services Corp.'s Quarterly Report on Form 10-Q for the period ended June 30, 1993, filed August 14, 1993.

(17) Incorporated by reference from Maxum Health Corp.'s Quarterly Report on Form 10-Q for the period ended June 30, 1994.

ITEM 22. UNDERTAKINGS.

  (a) The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b)(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

  (2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on May 7, 1996.

                                          INSIGHT HEALTH SERVICES CORP.


                                          By:   /s/ E. Larry Atkins
                                             ----------------------------------
                                            E. Larry Atkins
                                            President and Chief Executive
                                             Officer


  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


          SIGNATURE                       TITLE                         DATE

     /s/ E. Larry Atkins      Director, President and          May 7, 1996
- ----------------------------- Chief Executive Officer (a
    E. LARRY ATKINS           principal executive officer)

           *                  Execitove Vice President,        May 7, 1996
- ----------------------------- Chief Financial Officer and
    THOMAS V. CROAL           Secretary (a principal
                              financial officer)

           *                  Director and Chairman of the     May 7, 1996
- ----------------------------- Board (a principal executive
     FRANK E. EGGER           officer)


           *                  Director                         May 7, 1996
- -----------------------------
     RONALD G. PANTELLO

           *                  Director                         May 7, 1996
- -----------------------------
      LEONARD H. HABAS

- --------

*By:

  /s/ E. Larry Atkins
- -----------------------------
    E. LARRY ATKINS
    ATTORNEY-IN-FACT